As filed with the Securities and Exchange Commission on July 12, 2006

Registration No. 333-135527

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________

PRE-EFFECTIVE AMENDMENT NO. 1 TO THE
FORM SB-2 REGISTRATION STATEMENT ON FORM S-1
UNDER
THE SECURITIES ACT OF 1933
________________________
CITIZENS COMMUNITY BANCORP, INC.
(Exact name of small business issuer as specified in its charter)
Maryland (State or other jurisdiction of incorporation or organization)	6035 (Primary Standard Industrial Classification Code Number)	20-5120010 (I.R.S. Employer Identification No.)

2174 EastRidge Center, Eau Claire, Wisconsin 54701
(715) 836-9994
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
________________________

James G. Cooley, President and Chief Executive Officer
Citizens Community Bancorp, Inc.
2174 EastRidge Center
Eau Claire, Wisconsin 54701
(715) 836-9994
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
________________________

Please send copies of all communications to:

Martin L. Meyrowitz, P.C.
Marianne E. Roche, Esq.
Beth A. Freedman, Esq.
SILVER, FREEDMAN & TAFF, L.L.P.
(a limited liability partnership including professional corporations)
1700 Wisconsin Avenue, NW
Washington, DC 20007
(202) 295-4500
________________________

Approximate date of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

       If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: [   ]

       If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [   ]

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [   ]

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, par value $.01 per share	7,116,519 shares	$10.00	$71,165,190	(2)

_______________________
(1) Estimated solely for the purpose of calculating the registration fee.
(2) $7,614.68 was previously paid with the initial filing made on July 6, 2006.

       The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS
CITIZENS COMMUNITY BANCORP, INC.
(Proposed Holding Company for Citizens Community Federal)
Up to 6,188,277 Shares of Common Stock
(Including up to 4,600,000 newly issued shares and up to 1,588,277 shares to be exchanged for shares of Citizens Community Bancorp)

Citizens Community Bancorp, Inc. is offering common stock in connection with the Conversion of Citizens Community MHC from the mutual to the stock form of organization. The shares we are offering represent the 74% ownership interest in Citizens Community Bancorp currently owned by Citizens Community MHC, its mutual holding company parent. The remaining 26% ownership interest in Citizens Community Bancorp is owned by the public and will be exchanged for shares of Citizens Community Bancorp, Inc.'s common stock. If you are now a stockholder of Citizens Community Bancorp, your shares will be automatically exchanged for shares of Citizens Community Bancorp, Inc., and the number of shares you will receive will be based on an Exchange Ratio that is dependent upon the number of shares we sell in our Stock Offering. All shares being offered for sale will be sold at a price of $10.00 per share.

If you are a current or former depositor or borrower of Citizens Community Federal as of the eligibility dates:

•	You have rights to purchase shares of our common stock in the subscription offering.

If you are currently a stockholder of Citizens Community Bancorp:

•	Each of your shares will be exchanged automatically for between 1.22803 and 1.66145 shares of Citizens Community Bancorp, Inc. common stock.

•	After the exchange of shares, your percentage ownership will remain essentially equivalent to your current percentage ownership interest in Citizens Community Bancorp.

•	You will have priority to purchase additional shares in the community offering, to the extent shares remain available after orders are filled in the subscription offering.

If you are a participant in the Citizens Community Federal 401(k) Savings Plan:

•	You may direct that all or part of your current balances in that plan be invested in shares of Citizens Community Bancorp, Inc. common stock.

•	You will be receiving a separate supplement to this Prospectus that describes your rights under that plan.

If you fit none of the above categories:

•
You may have an opportunity to purchase shares of Citizens Community Bancorp, Inc. common stock in the community offering to the extent shares remain available after orders are filled in the subscription offering and after orders from current stockholders of CCB are filled in the community offering.

We are offering for sale up to 4,600,000 shares of common stock; however, we may sell up to 5,290,000 shares because of changes in the market and general financial and economic conditions without notifying prospective purchasers. We must sell a minimum of 3,400,000 shares in order to complete the Conversion and Stock Offering. The minimum purchase is 25 shares. The Stock Offering is expected to terminate on __________, 2006 at 12:00 noon, Eau Claire, Wisconsin time. We may extend this termination date without notice to you until _________, 2006. Once submitted, orders are irrevocable, unless the Stock Offering is terminated or extended beyond __________, 2006. In no event may the Stock Offering be extended beyond _________, 2008. Funds received prior to completion of the Stock Offering up to the minimum of the offering range will be held by Citizens Community Federal. Funds received in excess of the minimum of the offering range may be maintained at Citizens Community Federal, or, at our discretion, at an independent insured depository institution. However, in no event shall we maintain more than one escrow account. All subscriptions received will earn interest at our TYME passbook savings account rate. In the event the Stock Offering is terminated, these funds will be promptly returned with interest.

Citizens Community Bancorp's stock is currently quoted on the OTC Bulletin Board under the symbol "CZWI.OB." We have applied for approval from Nasdaq to have our common stock quoted on the Nasdaq Global Market under the symbol "CZWI."

Keefe, Bruyette & Woods, Inc. will use its best efforts to assist us in our selling efforts. Keefe, Bruyette & Woods, Inc. is not required to purchase any of the common stock that is being offered.

This investment involves risk, including the possible loss of principal. Please read "Risk Factors" beginning at page ___.

	Minimum	Maximum	Maximum, as Adjusted
Number of Newly Issued Shares	3,400,000	4,600,000	5,290,000
Gross Stock Offering Proceeds	$34,000,000	$46,000,000	$52,900,000
Underwriting Commissions and Expenses(1)	$494,370	$645,912	$773,049
Other Stock Offering and Conversion Expenses	$670,000	$670,000	$670,000
Net Proceeds	$32,845,632	$44,694,090	$51,506,954
Net Proceeds Per Share	$9.66	$9.72	$9.74
__________
(1)	For information regarding the compensation to be received by Keefe, Bruyette & Woods, Inc., see “The Stock Offering - Plan of Distribution/Marketing Agreements.”

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission, the Office of Thrift Supervision, the Federal Deposit Insurance Corporation, nor any state securities regulator has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

For assistance, please contact the stock information center at (715) _____-_________.
Keefe, Bruyette & Woods

The date of this Prospectus is _________________, 2006.

TABLE OF CONTENTS

SUMMARY	1
RISK FACTORS	14
SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA	18
HOW WE INTEND TO USE THE PROCEEDS OF THE STOCK OFFERING	20
OUR POLICY REGARDING DIVIDENDS	21
MARKET FOR THE COMMON STOCK	22
CAPITALIZATION	23
PRO FORMA DATA	24
WE EXCEED ALL REGULATORY CAPITAL REQUIREMENTS	30
THE CONVERSION	31
THE STOCK OFFERING	40
PROPOSED PURCHASES BY MANAGEMENT	57
A WARNING ABOUT FORWARD-LOOKING STATEMENTS	59
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	60
BUSINESS OF CITIZENS COMMUNITY BANCORP, INC.	76
BUSINESS OF CITIZENS COMMUNITY FEDERAL	77
HOW WE ARE REGULATED	98
TAXATION	103
MANAGEMENT	104
STOCK OWNERSHIP OF CCB COMMON STOCK	114
COMPARISON OF RIGHTS OF CITIZENS COMMUNITY BANCORP, INC.’S AND CCB’S STOCKHOLDERS	116
RESTRICTIONS ON ACQUISITIONS OF CITIZENS COMMUNITY BANCORP, INC. AND CITIZENS COMMUNITY FEDERAL	124
DESCRIPTION OF CAPITAL STOCK	128
TRANSFER AGENT AND REGISTRAR	130
LEGAL AND TAX OPINIONS	130
EXPERTS	130
REGISTRATION REQUIREMENTS	130
WHERE YOU CAN FIND ADDITIONAL INFORMATION	130
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	F-1
APPENDIX A - OTS Regulation 552.14 - Dissenter and Appraisal Rights

i

SUMMARY

This summary highlights selected information from this document and may not contain all the information that is important to you. To better understand the Conversion and Stock Offering, you should read this entire document carefully, including the consolidated financial statements and the notes thereto beginning at page F-1 of this document.

Citizens Community Bancorp, Inc.

Citizens Community Bancorp, Inc. is a newly formed Maryland corporation. Its principal executive offices are located at 2174 EastRidge Center, Eau Claire, Wisconsin 54701 and the telephone number is (715) 836-9994.

Citizens Community Bancorp, Inc. is conducting this Stock Offering in connection with the Conversion of Citizens Community MHC from the mutual to the stock form of organization. The shares of common stock of Citizens Community Bancorp, Inc. to be sold represent the 74% ownership interest in Citizens Community Bancorp, a federally chartered mid-tier stock holding company, which is currently owned by Citizens Community MHC, a federally chartered mutual holding company. The remaining 26% ownership interest in Citizens Community Bancorp is currently owned by public stockholders and will be exchanged for shares of Citizens Community Bancorp, Inc.'s common stock based on an Exchange Ratio, which is dependent upon the number of shares of Citizens Community Bancorp, Inc. common stock sold in the Stock Offering.

Citizens Community Federal

Citizens Community Federal is currently a wholly owned subsidiary of Citizens Community Bancorp and, upon completion of the Conversion and Stock Offering, it will become a wholly owned subsidiary of Citizens Community Bancorp, Inc.

Citizens Community Federal was originally a federal credit union. It became a federal mutual savings bank in December 2001. In 2004, Citizens Community Federal reorganized into the mutual holding company form of organization and became a federal stock savings bank. During 2005, it acquired Community Plus Savings Bank with its two office locations in Michigan, which are operated as the Community Plus Division of Citizens Community Federal.

Citizens Community Federal operates as a traditional community bank, attracting and retaining retail deposits in order to fund a variety of mortgage and consumer loan products. To a lesser extent, it also invests in Federal Home Loan Bank of Chicago stock and deposits at other insured depository institutions and the Federal Home Loan Bank of Chicago. In 2005, as part of the Community Plus Savings Bank acquisition, it obtained an investment portfolio of corporate notes, mortgage-backed securities and mutual funds. Going forward, we will continue our core business of offering retail banking services, one- to four-family residential mortgage loans, home equity loans and lines of credit and consumer loans in our market areas in Wisconsin, Minnesota and Michigan.

Citizens Community MHC

Citizens Community MHC is currently the federally chartered mutual holding company parent for Citizens Community Bancorp. Citizens Community MHC's sole business activity consists of its ownership of 2,768,669 shares of Citizens Community Bancorp's common stock, which represents 74% of its outstanding shares. At the conclusion of the Conversion and Stock Offering, Citizens Community MHC will cease to exist.

Citizens Community Bancorp

Citizens Community Bancorp (referred to as “CCB” hereafter to distinguish it from Citizens Community Bancorp, Inc.) is currently the middle-tier federal stock holding company and sole stockholder of Citizens Community Federal. CCB was formed in March 2004 in connection with the mutual holding company reorganization of Citizens Community Federal. In connection with that reorganization, CCB issued 68% of its common stock to Citizens Community MHC and issued the remaining 32% of its common stock to the public. In 2005, in connection with its acquisition of Community Plus Savings Bank, CCB issued additional shares of its common stock to Citizens Community MHC, increasing its percentage ownership to 74%. Currently, CCB has 3,724,628 shares of common stock issued and outstanding. Citizens Community MHC owns 2,768,669, or 74%, of these shares. The remaining 26% of the shares of common stock of CCB are held by the public. At March 31, 2006, CCB had total consolidated assets of $256.6 million, total deposits of $188.3 million and total stockholders' equity of $29.8 million. At the conclusion of the Conversion and Stock Offering, Citizens Community Bancorp will cease to exist and each outstanding share of CCB, other than those held by Citizens Community MHC, will be exchanged automatically for between 1.22803 and 1.66145 shares of CCB, Inc. common stock. The exact Exchange Ratio will depend upon the number of shares of Citizens Community Bancorp, Inc. common stock sold in the Stock Offering.

Our Business Strategy

Our current business strategy is to operate as a well-capitalized, profitable and community-oriented savings bank dedicated to providing quality customer service. We intend to make primarily one- to four-family residential mortgages and consumer loans in our market areas. Subject to our capital levels and our ability to continue to grow in a reasonable and prudent manner, we may open or acquire additional branches in Wisconsin, Minnesota and Michigan as opportunities arise.

How Our Ownership Structure Will Change After the Conversion

The following chart shows our current structure, commonly referred to as a "two-tier" mutual holding company structure:

Citizens Community MHC	CCB Minority Stockholders
| 74%	| 26%
CCB
| 100%
Citizens Community Federal

The following chart shows our ownership structure after the Conversion and Stock Offering:

Public Stockholders
| 100%
Citizens Community Bancorp, Inc.
| 100%
Citizens Community Federal

The Stock Offering

We are selling common stock in a subscription offering, which represents the 74% ownership interest in CCB now owned by Citizens Community MHC in the following order of priority:

First: Depositors at Citizens Community Federal and Community Plus Savings Bank with $50 or more on deposit as of the close of business on March 31, 2005.

Second: Our employee stock ownership plan.

Third: Depositors at Citizens Community Federal with $50 or more on deposit as of close of business on June 30, 2006.

Fourth:  Depositors at Citizens Community Federal as of close of business on July 31, 2006.

We are selling between 3,400,000 and 4,600,000 shares of Citizens Community Bancorp, Inc. common stock, all at a price of $10.00 per share. The number of shares sold may be increased to 5,290,000. The actual number of shares we sell will depend on an appraisal performed by RP Financial, LC., an independent appraisal firm. We also are exchanging shares of CCB, other than those held by Citizens Community MHC, for shares of Citizens Community Bancorp, Inc. based on an Exchange Ratio of between 1.22803 and 1.66145. The Exchange Ratio may be increased to as much as 1.91067 in the event the Stock Offering closes at the maximum of the valuation range, as adjusted. See “- Stock Pricing and the Number of Shares to be Offered.”

The subscription offering will terminate at 12:00 noon, Eau Claire, Wisconsin time, on ________________, 2006. We may extend this expiration date without notice to you for up to 45 days, until ________________, 2006. Once submitted, your order is irrevocable unless the Stock Offering is extended beyond ________________, 2006. We may request permission from the Office of Thrift Supervision (“OTS”) to extend the Stock Offering beyond ________________, 2006, but in no event may the Stock Offering be extended beyond________________, 2008. If the Stock Offering is extended beyond ______________, 2006, we will be required to notify each subscriber and resolicit subscriptions. During any extension period, subscribers will have the right to modify or rescind their subscriptions, and, unless an affirmative response is received, a subscriber's funds will be returned with interest at Citizens Community Federal's TYME passbook savings account rate.

We may cancel the Stock Offering at any time prior to the special meeting of members of Citizens Community MHC and the special meeting of stockholders of CCB to vote on our Plan of Conversion and Reorganization. We also may cancel the Conversion and Stock Offering after the special meetings of members and stockholders, if the OTS concurs in our decision to do so. If we cancel the Conversion and Stock Offering, orders for common stock already submitted will be canceled and subscribers' funds will be returned with interest at Citizens Community Federal's TYME passbook savings account rate.

Commencing concurrently with, during or promptly after the subscription offering, we also may offer shares of common stock in a community offering. In the community offering, current stockholders of CCB will have first preference, and natural persons and trusts of natural persons who reside in the counties where Citizens Community Federal has offices will have second preference. This part of the Stock Offering may terminate at any time without notice but will terminate no later than ________________, 2006.

Shares not sold in the subscription or community offering may be offered for sale in a syndicated community offering, which would be an offering to the general public on a best efforts basis by a syndicate of broker dealers managed by Keefe, Bruyette & Woods, Inc. This part of the Stock Offering may terminate at any time without notice but will terminate no later than ______________, 2006.

You cannot transfer your subscription rights, and we will act to ensure that you do not do so. You will be required to certify that you are purchasing shares in the Stock Offering solely for your own account and that you have no agreement or understanding with another person involving the transfer of the shares you purchase. We will not accept any stock orders that we believe involve the transfer of subscription rights. If you attempt to transfer your rights, you may lose the right to purchase shares and may be subject to criminal prosecution and/or other sanctions.

We may, in our sole discretion, reject orders received in the community offering and syndicated community offering either in whole or in part. If your order is rejected in part, you cannot cancel the remainder of your order. See “The Stock Offering” for more information regarding this offering.

The Exchange of CCB Common Stock

If you are now a stockholder of CCB, your shares will be automatically exchanged for shares of Citizens Community Bancorp, Inc. The number of shares you will receive will be based on an Exchange Ratio. The actual number of shares you receive will depend upon the number of shares we sell in our Stock Offering.

The following table shows how the Exchange Ratio will adjust based on the number of shares sold in our Stock Offering. The table also shows how many shares of Citizens Community Bancorp, Inc. an owner of CCB common stock would receive in the exchange, adjusted for the number of shares sold in the Stock Offering.

	Shares to be Sold in the Stock Offering		Shares of Citizens Community Bancorp, Inc. to be Exchanged for Existing Shares of CCB		Total Shares of Common Stock to be Outstanding	Exchange Ratio	100 Shares of CCB Would be Exchanged for the Following Number of Shares of Citizens Community Bancorp, Inc.
	Amount	Percent	Amount	Percent
Minimum	3,400,000	74%	1,173,944	26%	4,573,944	1.22803	122
Midpoint	4,000,000	74	1,381,110	26	5,381,110	1.44474	144
Maximum	4,600,000	74	1,588,277	26	6,188,277	1.66145	166
Maximum, as adjusted	5,290,000	74	1,826,519	26	7,116,519	1.91067	191

If you own your shares of CCB in "street name," the exchange will occur automatically; you do not need to take any action. If you have shares registered in your name, you will receive a transmittal form with instructions to surrender your stock certificates after the Stock Offering is completed. You will receive new certificates of our common stock within five business days after we receive your properly executed transmittal form.

No fractional shares of our common stock will be issued upon consummation of the Conversion. Payment for fractional shares will be calculated based on the $10.00 per share offering price and will be made after the receipt of surrendered CCB stock certificates by Registrar and Transfer Company, which is the transfer agent for CCB stock and will act as the exchange agent in the Conversion.

See “The Conversion - Share Exchange Ratio” for more details about this share exchange.

Tax Effects of the Conversion and Stock Offering

As a general matter, the Conversion and Stock Offering, including the exchange of shares of CCB for shares of Citizens Community Bancorp, Inc., will not be a taxable transaction for purposes of federal or state income taxes for Citizens Community MHC, Citizens Community Bancorp, Inc., CCB, Citizens Community Federal and persons eligible to subscribe for stock in the Stock Offering. The same is true for existing stockholders of CCB, except to the extent they receive cash in lieu of fractional shares; existing stockholders of CCB will recognize gain or loss equal to the difference between the cash received and the tax basis of the fractional shares. See “The Conversion - Federal and State Tax Consequences of the Conversion.”

Reasons for the Conversion and Stock Offering

We believe that the Conversion and Stock Offering will:

•	Provide us with funds to repay a portion of our outstanding Federal Home Loan Bank advances.

•	Provide us with additional capital to support future lending and deposit growth and expanded operations, particularly in the Minneapolis-St. Paul and Detroit metropolitan areas.

•
Support future branching activities, whether by the establishment of de novo branches or the acquisition of branches from other financial institutions, particularly in the Minneapolis-St. Paul and Detroit metropolitan areas.

•	Better position us to thrive and remain viable as a full service community bank in an increasingly competitive marketplace.

•
Assist us in our efforts to build stockholder value. Because a greater amount of our outstanding stock will be held by public stockholders after the Stock Offering, we have applied to have our common stock quoted on the Nasdaq Global Market. Listing on the Nasdaq Global Market is expected to provide additional liquidity and visibility for our common stock.

•	Enhance profitability and earnings through reinvesting and leveraging the proceeds, primarily through traditional funding and lending activities, in order to improve our net interest margin.

•	Permit us to continue to maintain capital ratios well above the regulatory requirements.

•	Give us greater strategic flexibility in connection with potential future acquisitions. Currently, however, we have no plans, agreements or understandings regarding any acquisition.

•
Enable our directors, officers and employees to increase their stock ownership through purchases of shares in the Stock Offering and awards in new stock benefit plans. We believe their stock ownership is an effective performance incentive and means of attracting and retaining qualified personnel.

Conditions to Complete the Conversion

We cannot complete the Conversion and Stock Offering unless:

•	it is approved by a majority of the votes eligible to be cast by members of Citizens Community MHC;

•	it is approved by at least two-thirds of the votes eligible to be cast by stockholders of CCB, including those shares held by Citizens Community MHC;

•	it is approved by a majority of the votes eligible to be cast by stockholders of CCB, excluding those shares held by Citizens Community MHC;

•	we sell a minimum of 3,400,000 shares of common stock; and

•	the OTS accepts the final update of our independent valuation.

See “The Conversion - Conditions to the Conversion.”

Stock Pricing and the Number of Shares to be Issued in the Conversion

The number of shares offered is determined by an independent appraisal of the pro forma estimated market value of Citizens Community Bancorp's stock performed by RP Financial, LC. divided by the purchase price of $10.00 and multiplied by 74%, the percentage of shares of CCB that are currently held by Citizens Community MHC, which shares are now being offered to the public.

The amount of stock sold in this offering is required by regulation to be based upon an independent appraisal which is reviewed by the OTS. The independent appraiser, RP Financial, LC., has determined that as of June 16, 2006, our estimated aggregate pro forma market value was $53.8 million. Pursuant to OTS regulations, the appraiser must establish a valuation range from 15% below to 15% above the estimated pro forma market value. Accordingly, the independent appraisal resulted in a valuation range from $45.7 million to $61.9 million. Based on this valuation range and the 74% ownership of CCB by Citizens Community MHC, between 3.4 million shares and 4.6 million shares of common stock are being offered to the public at $10 per share.

The following table presents a summary of selected pricing ratios for Citizens Community Bancorp, Inc. and for the comparable publicly traded peer group companies identified in the valuation report.

	Price-to-earnings multiple	Price-to-book value ratio	Price-to-tangible book value ratio

Citizens Community Bancorp, Inc. (pro forma) (1)
Minimum	41.48x	76.92%	87.93%
Midpoint	45.38x	83.03%	93.81%
Maximum	48.77x	88.22%	98.69%
Maximum, as adjusted	52.16x	93.28%	103.37%
Valuation of peer group companies as of June 16, 2006 (2)
Average	21.22x	109.07%	115.68%
Median	21.00x	107.69%	115.60%
___________
(1) Based on CCB's financial data as of and for the twelve months ended March 31, 2006.
(2) Reflects earnings for the most recent 12-month period for which data was publicly available.

The ratios we have presented are commonly considered by prospective investors in order to determine whether or not the stock meets the investor's investment criteria. Because of differences and important factors such as operating characteristics, location, financial performance, asset size, capital structure, and business prospects between us and other fully converted institutions, you should not rely on these comparative valuation ratios as an indication as to whether or not the stock is an appropriate investment for you. The independent valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing the common stock. Because the independent valuation is based on estimates and projections on a number of matters, all of which are subject to change from time to time, no assurance can be given that persons purchasing the common stock will be able to sell their shares at a price equal to or greater than the purchase price. See “Risk Factors - Our stock price may decline when trading commences,” “Pro Forma Data” and “The Stock Offering - Stock Pricing and the Number of Shares to be Offered.”

Based on the independent valuation, we intend to issue between a minimum of 4,573,944 shares and a maximum of 6,188,277 shares, including shares to be exchanged for existing shares of CCB. The independent valuation must be updated and confirmed by RP Financial, LC. before we may complete the Stock Offering. The maximum amount of common stock being offered may be increased by up to 15% without notice to persons who have subscribed for stock, so that a total of 7,116,519 shares could be issued, including shares to be exchanged for existing shares of CCB. If the updated independent valuation would result in more than 7,116,519 shares being issued, we will be required to notify all persons who have subscribed and these persons would have the opportunity to change or cancel their subscription orders, and, unless an affirmative response is received, a subscriber's funds will be returned with interest at Citizens Community Federal's TYME passbook savings account rate.

Limits on the Amount of Stock You May Purchase

•	The minimum purchase is 25 shares.

•	The maximum number of shares of stock that any individual (or individuals through a single account) may purchase is 50,000 shares.

•	The maximum number of shares of stock that any individual may purchase together with any associate or group of persons acting in concert is 75,000 shares.

If you are now a CCB stockholder, the shares of Citizens Community Bancorp, Inc. common stock that you receive in the exchange for shares of CCB common stock, in accordance with the Exchange Ratio, will not count against the above maximum purchase limitations.

If determined to be necessary or desirable by the Board of Directors, the plan may be amended by a vote of the board of directors, with the concurrence of the OTS. Thus, we may increase or decrease the purchase limitations. In the event the maximum purchase limitation is increased, persons who subscribed for the maximum will be notified and permitted to increase their subscription.

For further discussion of the purchase limits and definitions of "associate" and "acting in concert," see “The Stock Offering - Limitations on Purchases of Common Stock.”

How to Purchase Stock in the Offering

If you want to place an order for shares in the Stock Offering, you must complete an original stock order form and send it to us together with full payment. You also must sign the certification that is on the reverse side of the stock order form in which you acknowledge that our common stock is not a bank deposit or account, is not federally insured and is not guaranteed by Citizens Community Federal or by the federal government. The certification also includes an acknowledgment from you that before purchasing shares of our common stock, you received a copy of this Prospectus and that you are aware of the risks involved in the investment, including those described under “Risk Factors.”

We must receive your stock order form before the end of the subscription offering or the end of the community offering, as appropriate. Once we receive your order, you cannot cancel or change it without our consent.

To ensure that we properly identify your subscription rights, you must provide on your stock order form all of the information requested for each of your deposit accounts as of the eligibility dates. If you fail to do so, your subscription may be reduced or rejected if the Stock Offering is oversubscribed.

You may not add the names of others who were not eligible to purchase common stock in the Stock Offering on the applicable date of eligibility. We will reject all stock orders we believe involve the transfer of subscription rights. If you attempt to transfer your subscription rights, you may lose your right to purchase shares and may be subject to criminal prosecution and/or other sanctions.

You may pay for shares in the subscription offering or the community offering in any of the following ways:

•	By check or money order made payable to Citizens Community Federal.

•
By authorizing withdrawal from an account at Citizens Community Federal. To use funds in an IRA account at Citizens Community Federal, you must transfer your account into a self-directed IRA account at an unaffiliated institution or broker. Please contact your broker or the stock information center as soon as possible for assistance.

•	In cash, only if delivered in person, though we prefer that you exchange that cash with one of our tellers for a check.

We will pay interest on your subscription funds from the date we receive your funds at the TYME passbook savings account rate until the Stock Offering is completed or terminated. All funds authorized for withdrawal from deposit accounts with us will earn interest at the applicable account rate until the Stock Offering is completed or terminated. If, as a result of a withdrawal from a certificate of deposit, the balance falls below the minimum balance requirement, the remaining funds will be transferred to a savings account and will earn interest at our TYME passbook savings account rate. There will be no early withdrawal penalty for withdrawals from certificates of deposit used to pay for stock. Funds received in the subscription offering up to the minimum of the offering range will be held in a segregated deposit account at Citizens Community Federal. Funds received in excess of the minimum of the offering range may be maintained at Citizens Community Federal, or, at our discretion, at an independent insured depository institution. However, in no event shall we maintain more than one escrow account.

Proposed Stock Purchases by Management

We expect our directors and executive officers, together with their associates, to subscribe for approximately 111,100 shares of common stock in the Stock Offering. The purchase price paid by them will be the same $10.00 per share price paid by all other persons who purchase shares of common stock in the Stock Offering. Purchases of common stock in the offering by our directors and executive officers, and their associates, will be counted toward the minimum of 3,400,000 shares that must be sold in order to complete the Conversion and Stock Offering. Following the Conversion and Stock Offering, our directors and executive officers, together with their associates, are expected to own 8.7% of our outstanding shares at the midpoint of the offering range, excluding any outstanding stock options. See “Proposed Purchases by Management.”

Our Use of the Proceeds Raised from the Sale of Stock

We estimate that we will receive net proceeds from the sale of the common stock of between $32.8 million at the minimum of the offering range and $44.7 million at the maximum of the offering range. Citizens Community Bancorp, Inc. will use 50% of the net proceeds of the Stock Offering to make a capital contribution to Citizens Community Federal. Citizens Community Bancorp, Inc. also will lend our employee stock ownership plan cash to buy shares in the Stock Offering. The employee stock ownership plan currently holds 119,236 shares of CCB common stock, which will be exchanged for 146,425 to 198,105 shares of Citizens Community Bancorp, Inc. as determined by the Exchange Ratio. In accordance with OTS regulations, the employee stock ownership plan intends to purchase enough shares so that, at the end of the Stock Offering, it owns 8% of the outstanding shares of Citizens Community Bancorp, Inc. Therefore, at the minimum of the offering range, the employee stock ownership plan will purchase 219,490 shares, requiring a $2.2 million loan, and, at the maximum of the offering range, it will purchase 296,958 shares, requiring a $3.0 million loan. The balance will be used for general business purposes, which may include investment in deposits at Citizens Community Federal or other financial institutions, mortgage-backed securities and U.S. government and federal agency securities, as well as for the repurchase of shares of common stock or payment of cash dividends.

The 50% of the net proceeds received by Citizens Community Federal will be used for general business purposes, including, initially, repaying a portion of our Federal Home Loan Bank borrowings and investing in deposits in other financial institutions, mortgage-backed securities and U.S. government and federal agency securities.  Over time, the funds will be used to fund loans of the type currently originated by Citizens Community Federal and to finance expansion through new branches or acquisitions of branches of other financial institutions, especially in the Minneapolis-St. Paul and Detroit metropolitan areas. In addition to expansion of our branch network through opening de novo branches or acquiring branch offices, we will consider the acquisition of local financial institutions and/or non-interest income subsidiaries as a means to expand our banking operations. It is uncertain, however, when or if these acquisitions will occur, and we do not have any current understandings, agreements or arrangements for any acquisitions. See “How We Intend to Use the Proceeds of the Stock Offering.”

Stock Benefit Plans for Management

In order to align our officers', directors' and employees' interests with our stockholders' interests, we have established certain benefit plans that use our stock as compensation. At a stockholder meeting held on February 4, 2005, stockholders of CCB approved the CCB 2004 Stock Option and Incentive Plan and the CCB 2004 Recognition and Retention Plan. Officers and directors of CCB and its subsidiaries were awarded options to purchase shares of common stock under the option plan and shares of common stock under the recognition and retention plan. The number of options and the exercise price will be adjusted in accordance with the Exchange Ratio in connection with the Conversion. The restricted stock awards also will be adjusted for the Exchange Ratio in connection with the Conversion. The vesting periods under these plans will remain unchanged. See “Management - Benefits -- Existing Stock Options and Restricted Stock.” Additionally, Citizens Community Federal previously established an employee stock ownership plan in connection with the CCB minority stock offering completed in March 2004, and the shares purchased by this plan will be exchanged for shares of Citizens Community Bancorp, Inc. in the Conversion in accordance with the Exchange Ratio.

We intend to establish additional stock benefit plans in connection with and following this Stock Offering. The following table presents information regarding the existing stock-based benefit plans and anticipated new stock-based benefit plans. The table below assumes that 5,381,110 shares are outstanding after the Stock Offering, which includes the sale of 4,000,000 shares in the Stock Offering (the midpoint) and the issuance of 1,381,110 shares in exchange for shares of CCB. It is assumed that the value of the stock is $10.00 per share and that the exchange of existing shares is in accordance with the Exchange Ratio at the midpoint of the offering range.

Existing and New Stock-Based Benefit Plans:

	Participants	Shares		Estimated Value of Shares		Percentage of Shares Outstanding After the Conversion

Existing Employee Stock Ownership Plan		172,265	(1)	$1,722,650		3.20%
New Employee Stock Ownership Plan	Eligible	258,224		2,582,240		4.80
Total Employee Stock Ownership Plan	Employees	430,489		4,304,890		8.00

Existing Restricted Stock Awards	Directors and	86,133	(2)	861,325		1.60
New Restricted Stock Awards	Officers	129,112		1,291,120		2.40
Total Restricted Stock Awards		215,245		2,152,445		4.00

Existing Stock Options (5)		215,333	(3)	788,188	(4)	4.00
New Stock Options	Directors and	322,778		926,374	(6)	6.00
Total Stock Options	Officers	538,111		1,714,492		10.00

Total		1,183,845		$8,171,827		22.00%

________________
(1)	The existing employee stock ownership plan holds 119,236 shares, which at the midpoint will be exchanged for 172,265 shares.
(2)	A total of 59,618 shares were awarded or available for future awards under the existing recognition and retention plan, which at the midpoint will be exchanged for 86,133 shares.
(3)	A total of 149,046 options were granted or available for future grant under the existing stock option plan, which at the midpoint will be exchanged for 215,333 options.
(4)
Assumes that the options granted under the existing stock option plan have a value of $3.66 per option, which was determined using the Black-Scholes-Merton option pricing formula using various assumptions. See “Pro Forma Data.”

(5)	The new stock option plan may authorize stock appreciation rights in lieu of or in tandem with stock options. This table assumes that no stock appreciation rights will be issued.
(6)
Assumes that the options granted under the new stock option plan have a value of $2.87 per option, which was determined using the Black-Scholes-Merton option pricing formula using various assumptions. See “Pro Forma Data.” If the fair market value per share on the date of grant is different than $10.00, or if the assumptions used in the option pricing formula are different from those used in preparing the pro forma data, the value of the options will be different. There can be no assurance that the actual fair market value per share on the date of grant, and correspondingly the exercise price of the options, will be $10.00 per share.

Stockholders of Citizens Community Bancorp, Inc. will experience a reduction or dilution in the percentage ownership interest of approximately 13.0%, if we use newly issued shares to fund stock options and restricted stock awards made under these plans (or taken individually, dilution of approximately 5.3% for the current plans and 7.7% for the new plan). It is our intention to fund these plans through open market purchases; however, if any options previously granted under the 2004 Stock Option and Incentive Plan are exercised during the first year following the completion of this Stock Offering, they may be funded with newly issued shares.

If we present a new stock option and restricted stock plan for a stockholder vote within one year of the Conversion, current OTS policy would require us to limit the shares under the new plan so that total shares available under the existing and new plans together do not exceed 14% of the shares outstanding after the Conversion. The table and the dilution percentages shown above assume that the new plan is presented for a stockholder vote within one year of the Conversion. If the new plan is voted on after the one year anniversary of the Conversion, we will not be subject to this limit.

Market For Common Stock

We have applied for approval from Nasdaq to have Citizens Community Bancorp, Inc.'s common stock quoted on the Nasdaq Global Market under the symbol "CZWI." Quotations for the common stock of CCB currently appear on the OTC Bulletin Board under the symbol "CZWI.OB." CCB common stock will cease trading following completion of the Stock Offering. While it is expected that Citizens Community Bancorp, Inc.'s common stock will be more easily tradable than CCB's common stock, because there will be significantly more outstanding shares than before the Conversion, there can be no assurance of this. Keefe, Bruyette & Woods, Inc. has advised us that it intends to be a market maker in our common stock but is under no obligation to do so. It also will assist us in obtaining additional market makers.

Changes in Stockholder Rights

As a result of the Conversion, existing stockholders of CCB will become stockholders of Citizens Community Bancorp, Inc. The rights of stockholders of Citizens Community Bancorp, Inc. will be less than the rights stockholders currently have. The decrease in stockholder rights results from differences between the articles of incorporation and bylaws of Citizens Community Bancorp, Inc. and the charter and bylaws of CCB and from distinctions between Maryland and federal law. The differences in stockholder rights under the articles of incorporation and bylaws of Citizens Community Bancorp, Inc. are not mandated by Maryland law but have been chosen by management as being in the best interests of the corporation and all of its stockholders. However, the provisions in Citizens Community Bancorp, Inc.’s articles of incorporation and bylaws may make it more difficult to pursue a takeover attempt that management opposes. In addition, the articles of incorporation of Citizens Community Bancorp, Inc. provide that the board of directors can increase the number of authorized shares of common stock without stockholder approval. The issuance of authorized shares would result in a reduction or dilution in the percentage ownership interest of existing stockholders. See “Comparison of Rights of Citizens Community Bancorp, Inc.’s and CCB’s Stockholders.”

Restrictions on Acquisitions of Control

Maryland and federal law imposes restrictions on the ability of individuals and other financial institutions and companies to acquire control of Citizens Community Bancorp, Inc. or Citizens Community Federal. In addition, our articles of incorporation and bylaws contain provisions that may make it difficult for someone to acquire control of Citizens Community Bancorp, Inc. These provisions may discourage takeover attempts and prevent you from receiving a premium over the market price of your shares as part of a takeover. These provisions include:

•	authority of our board of directors to increase authorized shares without stockholder approval;

•	80% stockholder vote required for certain business acquisitions, acquisitions by interested persons and charter amendments;

•	a prescribed standard for the board of directors to consider in evaluating control offers;

•	limitations on voting rights of greater than 10% stockholders;

•	the election of only approximately one-third of our board of directors each year; and

•	restrictions on the ability of stockholders to call special stockholders' meetings and remove directors.

Dividend Policy

Since the completion of its initial public stock offering in March 2004, CCB has paid quarterly dividends of $0.05 per share beginning with the quarter ended June 30, 2004. After the Stock Offering, Citizens Community Bancorp, Inc. intends to pay a regular quarterly dividend; however, there can be no assurance as to the precise amount of the dividend.

The dividends paid to date by CCB were paid only to the public stockholders, which currently hold 26% of the outstanding shares of CCB, while Citizens Community MHC waived its receipt of the dividend on the 74% of the outstanding shares it currently holds. Following the Conversion and Stock Offering, 100% of the outstanding stock of Citizens Community Bancorp, Inc. will be held by public stockholders and dividends, if and when paid, will be payable on all outstanding shares of common stock.

The payment of dividends will depend on a number of factors, including statutory and regulatory limitations. No assurance can be given that we will pay dividends in the future. See “Our Policy Regarding Dividends.”

Receiving a Prospectus and an Order Form

To ensure that each purchaser receives a Prospectus at least 48 hours before the expiration date of the subscription and community offerings, in accordance with Rule 15c2-8 of the Securities Exchange Act of 1934, no Prospectus will be mailed any later than five days prior to the applicable expiration date or hand delivered any later than two days prior to the expiration date. Execution of the order form will confirm receipt or delivery in accordance with Rule 15c2-8. Order forms will be distributed only with a Prospectus.

Risk Factors

An investment in our common stock involves certain risks. See "Risk Factors."

For assistance, please contact the stock information center at (715) _____-________.

RISK FACTORS

You should consider these risk factors, in addition to the other information in this Prospectus, before deciding whether to make an investment in our stock.

Risks Related to Our Business

Our loan portfolio possesses increased risk due to our substantial number of consumer loans.

Our consumer loans accounted for approximately $80.8 million, or 34% of our total loan portfolio as of March 31, 2006, of which $25.2 million consisted of automobile loans, $51.2 million consisted of personal loans secured by other collateral and $4.4 million consisted of unsecured personal loans. Generally, we consider these types of loans to involve a higher degree of risk compared to first mortgage loans on one- to four-family, owner-occupied residential properties. As a result of our large portfolio of consumer loans, it may become necessary to increase the level of our provision for loan losses, which could hurt our profits. Consumer loans generally entail greater risk than do one- to four-family residential mortgage loans, particularly in the case of loans that are secured by rapidly depreciable assets, such as automobiles. In these cases, any repossessed collateral for a defaulted loan may not provide an adequate source of repayment of the outstanding loan balance. In addition, $7.6 million of our automobile loans and $36.6 million of our other secured consumer loans were indirect loans originated by or through third parties, which present greater risk than our direct lending products. See “Business of Citizens Community Federal - Lending Activities -- Consumer Lending” and “--Asset Quality.”

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings could decrease.

We make various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In determining the amount of the allowance for loan losses, we review our loans and our loss and delinquency experience and evaluate economic conditions. Management recognizes that significant new growth in loan portfolios and the refinancing of existing loans can result in completely new portfolios of unseasoned loans that may not perform in a historical or projected manner. If our assumptions are incorrect, our allowance for loan losses may not be sufficient to cover actual losses, resulting in additions to our allowance. Material additions to our allowance could materially decrease our net income. Our allowance for loan losses was 0.34% of net loans, and 72.66% of non-performing loans at March 31, 2006. Our regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize additional loan charge-offs. Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory authorities will have a material adverse effect on our financial condition and results of operations. As of March 31, 2006, we believe that the current allowance level is appropriate.

Rising interest rates may hurt our profits.

To be profitable we have to earn more interest on our loans and investments than we pay on our deposits and borrowings. If interest rates continue to rise, our net interest income and the value of our assets could be reduced if interest paid on interest-bearing liabilities, such as deposits and borrowings, increases more quickly than interest received on interest-earning assets, such as loans and investments. This is most likely to occur if short-term interest rates increase at a faster rate than long-term interest rates, which would cause income to go down. In addition, rising interest rates may hurt our income because they may reduce the demand for loans and the value of our securities. A flat yield curve may also hurt our income, because it would reduce our ability to reinvest proceeds from loan and investment repayments at higher rates. See “Management's Discussion and Analysis of Financial Condition and

Results of Operations - Quantitative and Qualitative Disclosures About Market Risk.” During 2005 and the first half of 2006, interest rates on deposits have been increasing at a slightly faster pace than rates on loans, which has reduced our net interest margin, return on assets and return on equity. See “Selected Consolidated Financial Information and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We operate in a highly regulated environment and may be affected adversely by negative examination results and changes in laws and regulations.

Citizens Community Federal is subject to extensive regulation, supervision and examination by the OTS, our chartering authority, and by the Federal Deposit Insurance Corporation (“FDIC”), the insurer of our deposits. Citizens Community Bancorp, Inc. will be subject to regulation and supervision by the OTS. This regulation and supervision governs the activities in which we may engage and are intended primarily for the protection of the deposit insurance fund administered by the FDIC and our depositors. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in this regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations and profitability. See “How We Are Regulated.”

Strong competition within our market areas may limit our growth and profitability.

Competition in the banking and financial services industry is intense. In our market areas, we compete with numerous commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms operating locally and elsewhere. Some of our competitors have substantially greater resources and broader lending authority than we have, have greater name recognition and market presence, which benefit them in attracting business, and offer certain services that we do not or cannot provide. In addition, larger competitors may be able to price loans and deposits more aggressively than we do. Our profitability depends upon our continued ability to successfully compete in our market areas. The greater resources and deposit and loan products offered by some of our competitors may limit our ability to increase our interest-earning assets. See “Business - Competition.”

Our business is geographically concentrated in Wisconsin, Minnesota and Michigan and a downturn in economic conditions in these states could reduce our profits.

Most of our loans are to individuals located in Wisconsin, Minnesota and Michigan. Any decline in the economy of these states could have an adverse impact on our earnings. Decreases in local real estate values could adversely affect the value of property used as collateral. Adverse changes in the economy also may have a negative effect on the ability of our borrowers to make timely repayments of their loans, which would have an adverse impact on our earnings.

Risks Related to this Stock Offering

After this offering, our compensation expenses will increase. Our return on equity also will be low compared to other companies. These factors could negatively impact the price of our stock.

The proceeds we will receive from the sale of our common stock will significantly increase our capital and it will take us time to fully deploy those proceeds in our business operations. Our compensation expense will increase because of the costs associated with the employee stock ownership and stock-based benefit plans. We estimate the increase in compensation expense from these plans to be approximately $548,000 on an after-tax basis, based on the maximum of the valuation range. Therefore, we expect our return on equity to be below our historical level and less than many of our regional and national peers. This low return on equity could hurt our stock price. We cannot guarantee when or if we will achieve returns on equity that are comparable to industry peers. For further information regarding pro forma income and expenses, see “Pro Forma Data.”

We have broad discretion in using the proceeds of this offering. Our failure to effectively use these proceeds could reduce our profits.

Citizens Community Bancorp, Inc. will use a portion of the net proceeds it retains to finance the purchase of common stock in the offering by the employee stock ownership plan and may use the remaining net proceeds to pay dividends to stockholders, repurchase shares of common stock, purchase securities, deposit funds in Citizens Community Federal or other financial institutions, or for other general corporate purposes. Citizens Community Federal may use the proceeds it receives to repay a portion of its outstanding Federal Home Loan Bank borrowings, fund new loans, establish or acquire new branches, purchase securities, or for general corporate purposes. In particular, we intend to expand our presence in the Minneapolis-St. Paul and Detroit metropolitan areas through branch acquisitions and de novo branching and indirect loan production relationships. The establishment or acquisition of new branches may negatively affect our earnings until these new offices achieve profitability. We have not, however, earmarked specific amounts of proceeds for any of these purposes, and we will have significant flexibility in determining the amount of net proceeds we apply to different uses and the timing of these proceeds applications. Our failure to utilize these net proceeds effectively could reduce our profitability. We have not established a timetable for the effective deployment of the net proceeds, and we cannot predict how long we will require to effectively deploy those proceeds.

Provisions in our Maryland charter and bylaws that limit the rights of stockholders may deter potential takeovers and may reduce the trading price of our stock.

Provisions in our Maryland charter and bylaws may make it difficult and expensive to pursue a change in control or takeover attempt that our board of directors opposes. As a result, you may not have an opportunity to participate in such a transaction, and the trading price of our stock may not rise to the level of other institutions that are more vulnerable to hostile takeovers. See “Summary - Restrictions on Acquisitions of Control” and “Restrictions on Acquisitions of Citizens Community Bancorp, Inc. and Citizens Community Federal - Charter and Bylaws of Citizens Community Bancorp, Inc.”

The implementation of a new stock-based benefit plan and the ability of all board of directors to increase authorized shares and direct the issuance of authorized shares may dilute your ownership interest.

We intend to adopt a stock-based benefit plan following the Stock Offering. This stock-based benefit plan will be funded through either open market purchases or the issuance of authorized but unissued shares of our common stock. Stockholders would experience a reduction in ownership interest totaling approximately 7.7% in the event newly issued shares of our common stock are used to fund stock options and restricted stock awards under this plan in an amount equal to 6.0% and 2.4%, respectively at the maximum of the valuation range, of the shares to be outstanding after the Stock Offering. Based on the issuance of our common stock at the maximum of the valuation range, we expect to have 6,188,277 shares of common stock outstanding and 13,811,723 shares of authorized but unissued shares. In addition, our board of directors is permitted to authorize additional shares of common stock without stockholder approval. The issuance of these authorized but previously unissued shares would reduce the ownership interest of existing stockholders.

Our stock price may decline when trading commences.

We cannot assure you that if you purchase shares in this Stock Offering, you will later be able to sell them at or above the $10.00 purchase price. In numerous recent cases, shares of common stock issued by newly converted savings institutions or mutual holding companies have traded below the price at which the shares were sold in the offering conducted by those companies. The final aggregate purchase price of the shares of common stock in the offering will be based on an independent appraisal. The appraisal is not intended, and should not be construed, as a recommendation of any kind as to the advisability of purchasing shares of common stock. The valuation is based on estimates and projections of a number of matters, all of which are subject to change from time to time. After our shares begin trading, the trading price of our common stock will be determined by the marketplace and may be influenced by many factors, including prevailing interest rates, the overall performance of the economy, investor perceptions of Citizens Community Bancorp, Inc. and the outlook for the financial institutions industry in general.

There may be a limited trading market in our common stock, which would hinder your ability to sell our common stock and may lower the market price of the stock.

We expect that our common stock will be quoted on the Nasdaq Global Market under the symbol “CZWI.” There is no guarantee that an active and liquid trading market in shares of our common stock will develop. Persons purchasing shares may not be able to sell their shares when they desire if a liquid trading market does not develop or to sell them at a price equal to or above the initial purchase price of $10.00 per share, even if a liquid trading market develops. This limited trading market for our common stock may reduce the market value of the common stock and make it difficult to buy or sell our shares on short notice. See “Market for the Common Stock.”

Our new organizational structure will result in changes in stockholder rights for existing stockholders.

As a result of the Conversion, the existing stockholders of CCB will become stockholders of Citizens Community Bancorp, Inc. There are certain differences in stockholder rights arising from distinctions between CCB’s federal charter and bylaws and Citizen Community Bancorp, Inc.’s articles of incorporation and bylaws, which are based on Maryland corporate law. The rights of stockholders to call special meetings, make director nominations and stockholder proposals and amend the corporation’s governing instruments are more limited under Citizens Community Bancorp, Inc.’s articles of incorporation and bylaws. Additionally, the articles of incorporation of Citizens Community Bancorp, Inc. allows the board of directors to increase authorized shares without stockholder vote and limits the voting rights of shares held in excess of 10% of the outstanding shares. See “Comparison of Rights of Citizens Community Bancorp, Inc’s and CCB’s Stockholders.”

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

The financial information under the captions Balance Sheet Data and Summary of Operations in this section is derived from CCB's audited financial statements for the five fiscal years ended September 30, 2005 and unaudited financial statements for the six months ended March 31, 2006 and 2005, and should be read together with the financial statements and the notes thereto beginning on page F-1 of this document. In the opinion of management, all adjustments consisting of normal recurring adjustments that are necessary for a fair presentation of the interim periods have been reflected. The results of operations and other data presented for the six months ended March 31, 2006 do not necessarily indicate the results that may be expected for the fiscal year ending September 30, 2006 or any other period.

	March 31,	September 30,
	2006	2005	2004	2003	2002	2001
	(In thousands)

Selected Financial Condition Data:

Total assets	$256,625	$245,707	$161,980	$130,400	$115,257	$108,083
Loans receivable, net	234,324	217,931	152,376	123,107	104,091	93,618
Other interest-bearing deposits	1,153	1,444	---	---	1,485	6,931
Securities available for sale	1,839	2,088	---	---	---	---
Deposits	188,298	177,469	127,976	114,963	104,429	98,128
Total borrowings	36,200	36,200	13,500	3,700	---	---
Stockholders' equity(1)	29,814	29,553	19,606	10,991	10,393	9,729

	For the Six Months Ended March 31,		At or For the Year Ended September 30,
	2006	2005	2005	2004	2003	2002	2001
	(In thousands)
Selected Operations Data:
Total interest income	$7,524	$5,397	$11,926	$9,619	$8,880	$8,493	$8,822
Total interest expense	3,141	1,649	3,992	2,889	3,178	3,859	4,844
Net interest income	4,383	3,748	7,934	6,730	5,702	4,634	3,978
Provision for loan losses	108	202	414	396	406	375	230
Net interest income after provision for loan losses	4,275	3,546	7,520	6,334	5,296	4,259	3,748
Fees and service charges	670	519	1,160	1,038	1,009	821	782
Gain (loss) on sales of loans, mortgage- backed securities and investment securities	27	---	---	---	---	---	---
Other non-interest income	173	589	861	331	323	286	218
Total non-interest income	870	1,108	2,021	1,369	1,332	1,107	1,000
Total non-interest expense	4,719	3,672	7,806	6,323	5,641	4,675	4,189
Income before taxes	426	982	1,735	1,380	987	691	559
Income tax provision(2)	176	398	684	543	390	27	--
Net income	$250	$584	$1,051	$837	$597	$664	$559

Basic and diluted earnings per share	$0.07	$0.20	$0.35	$0.33(5)	N/A(5)	N/A(5)	N/A(5)

Selected Financial Ratios and Other Data

	For the Six Months Ended March 31,		At or For the Year Ended September 30,
	2006	2005	2005	2004	2003	2002	2001

Performance Ratios(3)
Return on assets (ratio of net income to average total assets)	0.20%	0.69%	0.56%	0.57%	0.49%	0.60%	0.54%
Return on assets, net of tax(2)	0.20%	0.69%	0.56%	0.57%	0.49%	0.37%	0.33%
Return on equity (ratio of net income to average equity)	1.68%	6.07%	4.87%	5.47%	5.59%	6.61%	5.92%
Return on equity, net of tax(2)	1.68%	6.07%	4.87%	5.47%	5.59%	4.15%	3.58%
Dividend payout ratio	142.86%	0.50%	0.57%	0.67%(4)	N/A(5)	N/A(5)	N/A(5)
Interest rate spread information
Average during period	3.49%	4.29%	4.28%	4.50%	4.82%	4.30%	3.99%
End of period	3.53%	4.33%	3.92%	4.59%	4.80%	4.74%	3.88%
Net interest margin	3.73%	4.52%	4.19%	4.70%	4.90%	4.39%	4.14%
Ratio of operating expense to average total assets	3.77%	4.33%	4.12%	4.33%	4.59%	4.19%	4.05%
Ratio of average interest-bearing assets to average interest-bearing liabilities	1.09%	1.12%	1.11%	1.10%	1.05%	1.03%	1.03%

Quality Ratios
Non-performing assets to total assets at end of period	0.43%	0.36%	0.29%	0.43%	0.43%	0.53%	0.37%
Allowance for loan losses to non- performing loans	72.66%	100.92%	118.26%	79.51%	82.92%	65.36%	75.74%
Allowance for loan losses to net loans	0.34%	0.38%	0.37%	0.36%	0.38%	0.34%	0.33%

Capital Ratios
Equity to total assets at end of period	11.62%	10.83%	12.03%	12.10%	8.43%	9.02%	9.00%
Average equity to average assets	11.82%	11.44%	11.40%	10.46%	8.70%	9.01%	9.14%

Other Data
Number of full-service offices	12	10	12	9	8	7	6
_________________
(1)	Prior to March 29, 2004, Citizens Community Federal was a mutual institution whose equity was retained earnings.
(2)
Until its conversion to a federally chartered mutual savings bank on December 10, 2001, Citizens Community Federal was a credit union, exempt from federal and state income taxes. Had Citizens Community Federal been subject to federal and state income taxes for the fiscal years ended September 30, 2002 and 2001, income tax expense would have been approximately $273,000 and $221,000, respectively, and net income would have been approximately $418,000, and $338,000, respectively.

(3)	Performance ratios for the six month period ended March 31, 2006 and 2005 are annualized where appropriate.
(4)
This reflects only the last two quarters of the fiscal year with earnings per share of $0.15 for the two quarters and dividends of $0.05 for each quarter. During the first two quarters of the fiscal year, CCB did not exist, and Citizens Community Federal was a mutual institution with no outstanding stock.

(5)	Because the formation of CCB was completed on March 29, 2004, per share earnings for those years are not meaningful.

HOW WE INTEND TO USE THE PROCEEDS OF THE STOCK OFFERING

We are conducting this Stock Offering principally to raise additional capital to support our continued growth. The actual net proceeds will depend on the number of shares sold, the independent valuation, market considerations and the expenses of the Stock Offering. Although the actual net proceeds from the sale of the common stock cannot be determined until the Stock Offering is completed, we estimate that we will receive net proceeds from the sale of common stock of between $32.8 million at the minimum and $51.5 million at the maximum, as adjusted, of the offering range.

Assuming expenses of between $1.2 million at the minimum and $1.4 million at the maximum, as adjusted, of the offering range and assuming the proposed purchase of shares by our employee stock ownership plan, the following table shows the manner in which we will use the net proceeds:

	Minimum		Midpoint		Maximum		Maximum, as Adjusted
	$	%	$	%	$	%	$	%
	(Dollars in thousands)

Loan to employee stock ownership plan	$2,195	6.7%	$2,582	6.7%	$2,970	6.6%	$3,415	$6.6%
Investment in Citizens Community Federal	16,423	50.0	19,385	50.0	22,347	50.0	25,754	50.0
Citizens Community Bancorp, Inc. working capital.	14,228	43.3	16,803	43.3	19,377	43.4	22,338	43.4
Net Proceeds	32,846	100.0%	38,770	100.0%	44,694	100.0%	51,507	100.0%

We will use 50% of the net proceeds of the Stock Offering to make a capital contribution to Citizens Community Federal. We will also lend Citizens Community Federal's employee stock ownership plan cash to enable the plan to buy enough shares so that, at the end of the Stock Offering, it owns 8% of our outstanding shares, including the 119,236 it currently owns, as adjusted in accordance with the Exchange Ratio. The balance, ranging from $14.2 million at the minimum of the offering range to $22.3 million at the maximum, as adjusted, will be retained as our initial capitalization. We will use these funds for general business purposes, which may include investment in deposits at Citizens Community Federal and other financial institutions, mortgage-backed securities and U.S. government and federal agency securities, as well as the repurchase of shares of our common stock or payment of cash dividends. For additional information regarding the payment of cash dividends, see “Our Policy Regarding Dividends.” Under current OTS regulations, Citizens Community Bancorp, Inc. may not repurchase shares of its common stock during the first year following the Conversion, except to fund restricted stock awards in a stockholder-approved, stock-based benefit plan or, with prior regulatory approval, when extraordinary circumstances exist.

The 50% of the net proceeds funds received by Citizens Community Federal from us will be used for general business purposes, including, initially, paying a portion of its Federal Home Loan Bank borrowings and investing in deposits in other financial institutions, mortgage-related securities and U.S. government and federal agency securities. Our Federal Home Loan Bank borrowings have grown recently as we have leveraged our balance sheet by funding loan originations, primarily one- to four-family mortgage loans, with overnight borrowings. Over time, these funds will be used:

•	to fund new loans of a type that are currently made by Citizens Community Federal;

•	to hire additional loan originators to accelerate our mortgage and consumer loan growth;

•	to finance the possible expansion of its business activities, including developing new branch locations or acquiring branches of other financial institutions; or

•	for general corporate purposes.

Though we have no present understandings, agreements or arrangements for any acquisitions, we may consider acquisitions of other financial institutions and/or non-interest income subsidiaries as a means of expanding our operations.

Except as described above, neither Citizens Community Bancorp, Inc. nor Citizens Community Federal has any specific plans for the investment of the proceeds of this offering and has not earmarked a specific portion of the proceeds to any particular use. For a discussion of our business reasons for undertaking the Conversion, see “The Conversion - Reasons for the Conversion and Stock Offering.”

If the employee stock ownership plan is not able to purchase all shares of our common stock it wants in the Stock Offering, it may purchase shares in the open market after the Stock Offering. If the purchase price of the common stock is higher than $10.00 per share, the amount of proceeds required for the purchase by the employee stock ownership plan will increase, and the resulting stockholders' equity will decrease.

The net proceeds may vary significantly because total expenses of the Stock Offering may be significantly more or less than those estimated at the various points of the offering range. Payments for shares made through withdrawals from existing deposit accounts at Citizens Community Federal will not result in the receipt of new funds for investment but will result in a reduction of Citizens Community Federal’s deposits and interest expense as funds are transferred from interest-bearing certificates or other deposit accounts.

OUR POLICY REGARDING DIVIDENDS

Since the completion of its initial public stock offering in March 2004, CCB has paid $0.05 per share dividends each quarter since the quarter ended June 30, 2004. After the Conversion, Citizens Community Bancorp, Inc. intends to pay a regular quarterly dividend. The continued ability to pay dividends will depend on a number of factors including our regulatory capital requirements, our financial condition and results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions. No assurance can be given that we will pay dividends in the future, or that, if paid, dividends will not be reduced or eliminated in future periods.

The dividends paid to date by CCB were paid only to the public stockholders, which currently hold 26% of the outstanding shares of CCB, while Citizens Community MHC waived its receipt of the dividend on the 74% of the outstanding shares it currently holds. Following the Conversion and Stock Offering, however, 100% of the outstanding stock of Citizens Community Bancorp, Inc. will be held by public stockholders, and dividends will be payable on all outstanding shares of common stock.

Under Maryland law, Citizens Community Bancorp, Inc. may pay dividends on its common stock if, after giving effect thereto, it would be able to pay its debts as they become due in the usual course of its business and if its total assets exceed its total liabilities and the amount needed, if it were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of any holders of capital stock who have a preference in the event of dissolution. Citizens Community Bancorp, Inc.'s ability to pay dividends also may depend on the receipt of dividends from Citizens Community Federal, which is subject to a variety of regulatory limitations on the payment of dividends. See “How We Are Regulated - Limitations on Dividends and Other Capital Distributions.” Furthermore, as a condition to the OTS giving its authorization to conduct the Stock Offering, Citizens Community Bancorp, Inc. has agreed that it will not initiate any action within one year of completion of the Stock Offering in the furtherance of payment of a special distribution or return of capital to stockholders of Citizens Community Bancorp, Inc.

MARKET FOR THE COMMON STOCK

Quotations for CCB's common stock currently appear on the OTC Bulletin Board under the symbol "CZWI.OB." Citizens Community Bancorp, Inc. is a newly formed Maryland corporation and has not issued capital stock. It will not have any stock outstanding until the completion of this Stock Offering. It is expected that there will be a more active trading market for the common stock of Citizens Community Bancorp, Inc. than there has been for CCB because there will be more shares outstanding to the public. We have applied for approval from Nasdaq to have our common stock quoted on the Nasdaq Global Market under the symbol "CZWI." Keefe, Bruyette & Woods, Inc. intends to become a market maker in our common stock following the Stock Offering, but is under no obligation to do so.There can be no assurance, however, that an active and liquid trading market for our common stock will develop or, if developed, be maintained.

The following table sets forth the high and low sales prices for CCB's common stock and dividends paid per share for the periods indicated. CCB's common stock commenced trading on March 29, 2004. The following stock price information represents inter-dealer quotations and, therefore, may not include retail markups, markdowns, or commissions and may not reflect actual transactions. As of March 31, 2006, there were 955,959 shares of CCB's common stock outstanding to persons other than Citizens Community MHC. In connection with the Conversion, each share of CCB common stock will be converted into between 1.22803 and 1.91067 shares of common stock of Citizens Community Bancorp, Inc., based upon the Exchange Ratio. Accordingly, the information in this table should be reviewed in conjunction with the Exchange Ratio information at “The Conversion - Share Exchange Ratio.”

	High	Low	Dividends
Fiscal 2004
Second Quarter (March 29, 2004 to March 31, 2004)	$13.50	$12.10	$ --
Third Quarter (April 1, 2004 to June 30, 2004)	13.25	11.25	0.05
Fourth Quarter (July 1, 2004 to September 30, 2004)	12.75	11.80	0.05

Fiscal 2005
First Quarter (October 1, 2004 to December 31, 2004)	$15.50	$12.50	$0.05
Second Quarter (January 1, 2005 to March 31, 2005)	15.50	13.00	0.05
Third Quarter (April 1, 2005 to June 30, 2005)	12.75	12.75	0.05
Fourth Quarter (July 1, 2005 to September 30, 2005)	13.00	12.50	0.05

Fiscal 2006
First Quarter (October 1, 2005 to December 31, 2005)	$13.20	$10.30	$0.05
Second Quarter (January 1, 2006 to March 31, 2006)	14.25	12.90	0.05
Third Quarter (April 1, 2006 to June 16, 2006)	18.00	13.75	0.05

At April 24, 2006, the business day immediately preceding the public announcement of the Conversion and Stock Offering, and at June 16, 2006, the closing price of CCB’s common stock as reported on the OTC Bulletin Board was $14.14 per share and $17.65 per share, respectively. At June 16, 2006, CCB had 350 stockholders of record.

CAPITALIZATION

Set forth below is the historical capitalization of Citizens Community Bancorp, Inc. as of March 31, 2006, and its pro forma capitalization after giving effect to the Stock Offering. The table also gives effect to the assumptions set forth under “Pro Form Data.” A change in the number of shares sold in the Stock Offering may materially affect this pro forma capitalization.

	Pro Forma Capitalization at March 31, 2006
	Actual at March 31, 2006 (1)	Minimum 3,400,000 shares at $10.00 per share	Midpoint 4,000,000 shares at $10.00 per share	Maximum 4,600,000 shares at $10.00 per share	Maximum, as adjusted, 5,290,000 shares at $10.00 per share (2)
	(In thousands)
Deposits (3)	$188,298	$188,298	$188,298	$188,298	$188,298
Federal Home Loan Bank advances (4)	36,200	36,200	36,200	36,200	36,200
Total deposits and borrowings	$224,498	$224,498	$224,498	$224,498	$224,498

Stockholders’ equity
Preferred stock, $0.01 par value, 1,000,000 shares authorized (post Conversion);
None to be issued	$--	$--	$--	$--	$--
Common stock, $0.01 par value, 20,000,000 shares authorized (post Conversion); assuming shares outstanding as shown (5)	37	46	54	62	71
Additional paid-in capital (5) (6)	18,797	51,635	57,551	63,466	70,270
Retained earnings (7)	12,691	12,691	12,691	12,691	12,691
Assets received from Citizens Community
MHC (8)	--	95	95	95	95
Less:
Accumulated other comprehensive loss, net of tax	(22)	(22)	(22)	(22)	(22)
Unearned employee stock ownership plan shares (9)	(954)	(3,149)	(3,536)	(3,923)	(4,369)
Unearned restricted stock (10)	(341)	(1,438)	(1,632)	(1,826)	(2,048)
Treasury stock	(394)	(394)	(394)	(394)	(394)
Total stockholders’ equity	$29,814	$59,463	$64,806	$70,149	$76,293

Pro forma stockholders’ equity to assets (3)	11.62%	20.77%	22.22%	23.62%	25.17%
____________
(1)	Actual capitalization at March 31, 2006 consists of the existing capitalization of CCB.
(2)
As adjusted to give effect to an increase in the number of shares that could occur due to an increase in the independent valuation and a commensurate increase in the offering range of up to 15% to reflect changes in market and financial conditions.

(3)	Does not reflect withdrawals from deposit accounts for the purchase of stock in the offering. Any withdrawals would reduce pro forma deposits and assets by an amount equal to the withdrawals.
(4)
We intend, in the near term, to use a portion of the proceeds to repay a portion of our outstanding Federal Home Loan Bank borrowings. At March 31, 2006, these borrowings totaled $36.2 million. Pro forma Federal Home Loan Bank advances would decrease if we use a portion of the proceeds to repay half of these borrowings.

(5)
Pro forma common stock and additional paid-in capital reflect the number of shares of common stock to be outstanding after the Stock Offering. Additional paid-in capital amounts under pro forma capitalization are net of estimated expenses of the offering.

(6)
No effect has been given to the issuance of additional shares of stock pursuant to the 2004 Stock Option and Incentive Plan or any stock option plan that may be adopted by Citizens Community Bancorp, Inc. and presented for approval by the stockholders after the Stock Offering. An amount equal to 10% of the shares of stock outstanding after the offering would be issued or available for issuance upon the exercise of options to be granted under the existing and new stock option plan following the Stock Offering. See “Management - Benefits -- Potential Stock Benefit Plans.”

(7)	The retained earnings of Citizens Community Federal will be substantially restricted after the Conversion. See “How We Are Regulated - Limitations on Dividends and Other Capital Distributions.”
(8)	Pro forma data reflects the consolidation of $95,000 of capital from Citizens Community MHC.
(9)
The purchase price of unearned shares held by the employee stock ownership plan is reflected as a reduction of stockholders' equity. Includes unearned shares held currently by the existing employee stock ownership plan and assumes that enough shares will be purchased by the new employee stock ownership plan so that it owns 8% of our common stock outstanding at the end of the Stock Offering, and that the funds used by the employee stock ownership plan to acquire the additional shares will be borrowed from Citizens Community Bancorp, Inc. For an estimate of the impact of the loan on earnings, see “Pro Forma Data.” Citizens Community Federal intends to make scheduled discretionary contributions to the employee stock ownership plan sufficient to enable the plan to service and repay its debt over a ten-year period. See “Management - Benefits -- Employee Stock Ownership Plan.” If the employee stock ownership plan does not purchase stock in the Stock Offering and the purchase price in the market is greater than $10.00 per share, there will be a corresponding reduction in stockholders' equity. See “The Stock Offering - Subscription Offering -- Subscription Rights.”

(10)
The purchase price of unearned shares held by the current and to be used by the new restricted stock plan is reflected as a reduction of stockholders' equity, which is an amount equal to 4% of the shares of our stock outstanding at the end of the Stock Offering have been or will be purchased for the restricted stock plans following the Stock Offering at $10.00 per share. If the purchase price in the open market is greater than $10.00 per share, there will be a corresponding reduction in stockholders' equity. See footnote (2) to the table under “Pro Forma Data.” See “Management - Benefits -- Potential Stock Benefit Plans.”

PRO FORMA DATA

The actual net proceeds from the sale of the stock cannot be determined until the Stock Offering is completed. However, investable net proceeds to Citizens Community Bancorp, Inc. are currently estimated to be between approximately $32.8 million and $44.7 million (or $51.5 million if the independent valuation is increased by 15%) based on the following assumptions:

•	Receipt of assets of $95,000 from Citizens Community MHC;

•
The amount of our loan to our employee stock ownership plan to enable it to purchase enough shares in the Stock Offering so that, at the end of the Stock Offering, it owns 8% of all outstanding shares;

•
An amount equal to approximately 4% of our shares outstanding at the end of the Stock Offering less the 59,618 shares reserved for restricted stock under our current recognition and retention plan as adjusted in accordance with the Exchange Ratio will be awarded pursuant to a new stock-based benefit plan adopted no sooner than six months following the Stock Offering, funded through open market purchases;

•
The payment of a fee to Keefe, Bruyette & Woods, Inc. equal to 1.35% of the aggregate purchase price of shares sold in the Stock Offering (excluding shares purchased by the employee stock option plan and our directors, officers, employees and their immediate families); and

•	Other expenses of the Stock Offering are estimated to be approximately $710,000.

We have prepared the following table, which sets forth our historical net income and stockholders' equity prior to the Stock Offering and our pro forma consolidated net income and stockholders' equity following the Stock Offering. In preparing this table, and in calculating pro forma data, we have made the following assumptions:

•
Pro forma earnings have been calculated assuming the stock had been sold at the beginning of the period and the net proceeds had been invested at a before-tax average yield of 4.82% for the six months ended March 31, 2006 and 4.01% for the year ended September 30, 2005, which approximates the yield on a one-year U.S. Treasury bill on March 31, 2006 and September 30, 2005. An effective tax rate of 40% is utilized for both periods, resulting in net after-tax yields of 2.89% and 2.41%, respectively. The yield on a one-year U.S. Treasury bill, rather than an arithmetic average of the average yield on interest-earning assets and the average rate paid on deposits, has been used to estimate income on net proceeds because it is believed that the one-year U.S. Treasury bill rate is a more accurate estimate of the rate that would be obtained on an investment of net proceeds from the Stock Offering.

•	We did not include any withdrawals from deposit accounts to purchase shares in the Stock Offering.

•
Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the indicated number of shares of stock, as adjusted in the pro forma net earnings per share to give effect to the purchase of shares by the employee stock ownership plan.

•
Pro forma stockholders' equity amounts have been calculated as if the stock had been sold on March 31, 2006 and September 30, 2005, respectively, and no effect has been given to the assumed earnings effect of the transactions.

The following pro forma data rely on the assumptions we outlined above, and these data do not represent the fair market value of the common stock, the current value of assets or liabilities, or the amount of money that would be distributed to stockholders if we liquidated Citizens Community Bancorp, Inc. The pro forma data do not predict how much we will earn in the future. You should not use the following information to predict future results of operations.

The pro forma information does not take into account our anticipated future expenses in connection with de novo branching or the expenses related to our growth strategy, including the hiring of additional loan originators. It also does not reflect any expenses for the current stock option and restricted stock plans. Please see Note 14 to the Consolidated Financial Statements and Note 3 to the Pro Forma Data tables below.

The following tables summarize historical data and pro forma data at or for the six months ended March 31, 2006 and at or for the year ended September 30, 2005 based on the assumptions set forth above and in the tables and should not be used as a basis for projections of market value of the stock following the Stock Offering. Pro forma stockholders' equity per share does not give effect to the liquidation account to be established in the Conversion. See “Management - Benefits -- Potential Stock Benefit Plans” and “The Conversion - Liquidation Rights.”

At or for the Six Months Ended March 31, 2006
3,400,000 Shares sold at $10.00 per share	4,000,000 Shares sold at $10.00 per share	4,600,000 Shares sold at $10.00 per share	5,290,000 Shares sold at $10.00 per share
(Dollars in thousands, except per share amounts)
Gross Proceeds	$34,000	$40,000	$46,000	$52,900
Less expenses	(1,154)	(1,230)	(1,306)	(1,393)
Estimated net proceeds	32,846	38,770	44,694	51,507
Plus: Assets received from Citizens Community MHC	95	95	95	95
Less: employee stock ownership plan funded by Citizens Community Bancorp, Inc	(2,195)	(2,582)	(2,970)	(3,415)
Less: recognition and retention plan adjustment	(1,097)	(1,291)	(1,485)	(1,708)
Estimated investable net proceeds	$29,649	$34,992	$40,335	$46,469

Net Income:
Historical	$250	$250	$250	$250
Pro forma income on net proceeds	428	505	582	671
Plus: Pro forma income on assets received from Citizens Community MHC	1	1	1	1
Less: Pro forma employee stock ownership plan adjustment (1)	(66)	(77)	(89)	(102)
Less: Pro forma recognition and retention plan adjustment (2)	(66)	(77)	(89)	(102)
Less: Pro forma options adjustment - new options (3)	(71)	(84)	(95)	(111)
Less: Pro forma options adjustment - February 2005 options (4)	(34)	(34)	(34)	(34)
Pro forma net income (1)(2)(3)(4)(5)	$442	$484	$526	$573

Per share net income:
Historical	$0.06	$0.05	$0.04	$0.04
Pro forma income on net proceeds	0.10	0.10	0.10	0.10
Plus: Pro forma income on assets received from Citizens Community MHC	-	-	-	-
Less: Pro forma employee stock ownership plan adjustment	(0.02)	(0.02)	(0.02)	(0.02)
Less: Pro forma recognition and retention plan adjustments	(0.02)	(0.02)	(0.02)	(0.02)
Less: Pro forma options adjustment - new options	(0.02)	(0.02)	(0.02)	(0.02)
Less: Pro forma options adjustment - February 2005 options	(0.01)	(0.01)	(0.01)	--
Pro forma net income per share (1)(2)(3)(4)(5)(6)	$0.09	$0.08	$0.07	$0.08

Offering price as a multiple of pro forma net income per share	55.56	x	62.50	x	71.43	x	62.50	x

Shares used in calculation of income per share(6)	4,365,428	5,135,797	5,906,167	6,792,093

Stockholders’ equity:

Historical	$29,814	$29,814	$29,814	$29,814
Estimated net proceeds	32,846	38,770	44,694	51,507
Plus: Assets received from Citizens Community MHC	95	95	95	95
Less: common stock acquired by the employee stock ownership plan (1)	(2,195)	(2,582)	(2,970)	(3,415)
Less: common stock acquired by the recognition and retention plan (2)	(1,097)	(1,291)	(1,485)	(1,708)
Pro forma stockholders' equity	59,463	64,806	70,149	76,293
Less: intangible assets	(7,446)	(7,446)	(7,446)	(7,446)
Pro forma tangible stockholders' equity(5)	$52,017	$57,360	$62,703	$68,847

Stockholders’ equity per share:

Historical	$6.52	$5.54	$4.82	$4.19
Estimated net proceeds	7.18	7.20	7.22	7.24
Plus: Assets received from Citizens Community MHC	0.02	0.02	0.02	0.01
Less: common stock acquired by the employee stock ownership plan (1)	(0.48)	(0.48)	(0.48)	(0.48)
Less: common stock acquired by the recognition and retention plan (2)	(0.24)	(0.24)	(0.24)	(0.24)

Pro forma stockholders' equity per share	$13.00	$12.04	$11.34	$10.72
Less: intangible assets per share	(1.63)	(1.38)	(1.20)	(1.05)
Pro forma tangible stockholders’ equity per share(5)	$11.37	$10.66	$10.14	$9.67

Offering price as a percentage of pro forma stockholders' equity per share	76.92%	83.06%	88.18%	93.28%
Offering price as a percentage of pro forma tangible stockholders’ equity per share	87.95%	93.81%	98.62%	103.41%

Shares used in calculation of stockholders' equity per share	4,573,944	5,381,110	6,188,277	7,116,519

(Footnotes on following page)

(1)
Assumes that the employee stock ownership plan will purchase enough shares so that it owns 8% of our outstanding shares at the end of the Stock Offering, including the 119,236 shares of CCB it has already purchased, as adjusted in accordance with the Exchange Ratio. The plan will borrow funds from Citizens Community Bancorp, Inc. to make that acquisition of shares. The stock acquired by the employee stock ownership plan is reflected as a reduction of stockholders' equity. Citizens Community Federal intends to make annual contributions to the plan in an amount at least equal to the principal and interest requirement of the loan. This table assumes a ten-year amortization period. See “Management - Benefits -- Employee Stock Ownership Plan.” The pro forma net earnings assumes: (i) that Citizens Community Federal's contribution to the employee stock ownership plan for the principal portion of the debt service requirement for the six months ended March 31, 2006 was made at the end of the period; (ii) that 10,975, 12, 911, 14,848, 17,075 shares at the minimum, midpoint, maximum, and 15% above the maximum of the range, respectively, were committed to be released during the six months ended March 31, 2006, at an average fair value of $10.00 per share and were accounted for as a charge to expense in accordance with Statement of Position ("SOP") No. 93-6; and (iii) only the employee stock ownership plan shares committed to be released were considered outstanding for purposes of the net earnings per share calculations. All employee stock ownership plan shares were considered outstanding for purposes of the stockholders' equity per share calculations.

(2)
Gives effect to a restricted stock plan that may be adopted following the Stock Offering and presented for approval at a meeting of stockholders to be held after completion of the Stock Offering. If that plan is approved by the stockholders, the restricted stock plan is expected to acquire an amount of stock equal to 4% of our outstanding shares at the end of the Stock Offering, (excluding the 59,618 shares originally reserved for restricted stock under the current plan as adjusted in accordance with the Exchange Ratio) or 109,745, 129,112, 148,479 and 170,751 shares of stock, respectively, at the minimum, midpoint, maximum and 15% above the maximum of the range through open market purchases. Funds used by the restricted stock plan to purchase shares will be contributed to the restricted stock plan by Citizens Community Federal. In calculating the pro forma effect of the restricted stock plan, it is assumed that the required stockholder approval has been received for the plan, that the shares were acquired by the restricted stock plan at the beginning of the six months ended March 31, 2006 through open market purchases, at $10.00 per share, and that 10% of the amount contributed was amortized to expense during the six months ended March 31, 2006. The restricted stock plan will be amortized over 5 years. The issuance of authorized but unissued shares of stock to the restricted stock plan instead of open market purchases would dilute the voting interests of existing stockholders by approximately 2.45% and pro forma net income per share for the six months ended March 31, 2006 would be $0.10, $0.10, $0.09 and $0.09 at the minimum, midpoint, maximum and 15% above the maximum of the range, respectively, and pro forma stockholders' equity per share at March 31, 2006 would be $12.93, $12.00, $11.30 and $10.70 at the minimum, midpoint, maximum and 15% above the maximum of the range, respectively. There can be no assurance that stockholder approval of the restricted stock plan will be obtained, or the actual purchase price of the shares will be equal to $10.00 per share. See “Management - Benefits -- Potential Stock Benefit Plan.”

(3)
Gives effect to a stock option plan that may be adopted by Citizens Community Bancorp, Inc. following the Stock Offering and presented for approval at a meeting of stockholders to be held after completion of the Stock Offering and assumes that the options granted under the stock option plan have a value of $2.87 per option, which was determined using the Black-Scholes-Merton option pricing formula using the following assumptions: (i) the trading price on date of grant was $10.00 per share; (ii) exercise price is equal to the trading price on the date of grant; (iii) dividend yield of 1.4%; (iv) expected life of 10 years; (v) expected volatility of 12.62%; and risk-free interest rate of 4.86%. The assumed expected volatility is based on the historical volatility of the SNL Thrift Index, an index of all publicly traded thrifts, over the most recent 15 months. If the fair market value per share on the date of grant is different than $10.00, or if the assumptions used in the option pricing formula are different from those used in preparing this pro forma data, the value of the options and the related expense recognized will be different. There can be no assurance that the actual fair market value per share on the date of grant, and correspondingly the exercise price of the options, will be $10.00 per share. The issuance of authorized but unissued shares of stock instead of on market purchases to fund exercises of options granted under the stock option plan would dilute the voting interests of existing stockholders by approximately 5.91%. See “Management - Benefits -- Potential Stock Benefit Plans.”

(4)
The pro forma data for the six months ended March 31, 2006 includes an adjustment for stock option expense for those options awarded in February 2005. Please see Note 14 to the Consolidated Financial Statements for the pro forma expense disclosed and Note 3 above for the Black-Scholes assumptions and number of options.

(5)
Retained earnings will continue to be substantially restricted after the Stock Offering. See “Our Policy Regarding Dividends” and “How We Are Regulated - Limitations on Dividends and Other Capital Distributions.”

(6)
For purposes of calculating net income per share, only the employee stock ownership plan shares committed to be released under the plan were considered outstanding. For purposes of calculating stockholders' equity per share, all employee stock ownership shares were considered outstanding. We have also assumed that no options granted under the stock option plan were exercised during the period and that the trading price of Citizens Community Bancorp, Inc. common stock at the end of the period was $10.00 per share. Under this assumption, using the treasury stock method, no additional shares of stock were considered to be outstanding for purposes of calculating earnings per share or stockholders' equity per share.

At or for the Year Ended September 30, 2005
3,400,000	4,000,000	4,600,000	5,290,000
Shares sold	Shares sold	Shares sold	Shares sold
at $10.00	at $10.00	at $10.00	at $10.00
per share	per share	per share	per share
(Dollars in thousands, except per share amounts)

Gross proceeds	$34,000	$40,000	$46,000	$52,900

Less: expenses	(1,154)	(1,230)	(1,306)	(1,393)
Estimated net proceeds	32,846	38,770	44,694	51,507
Plus: Assets received from Citizens Community MHC	95	95	95	95
Less: employee stock ownership plan funded by Citizens Community Bancorp, Inc.	(2,195)	(2,582)	(2,970)	(3,415)
Less: recognition and retention plan adjustment	(1,097)	(1,291)	(1,485)	(1,708)
Estimated investable net proceeds	$29,649	$34,992	$40,335	$46,479

Net Income:
Historical	$1,051	$1,051	$1,051	$1,051
Pro forma income on net proceeds	711	840	968	1,116
Plus: Pro forma income on assets received from Citizens Community MHC	2	2	2	2
Less: Pro forma employee stock ownership plan adjustment (1)	(132)	(155)	(178)	(205)
Less: Pro forma recognition and retention plan adjustment (2)	(132)	(155)	(178)	(205)
Less: Pro forma options adjustment - new options (3)	(142)	(167)	(192)	(221)
Less: Pro forma options adjustment - February 2005 options (4)	(67)	(67)	(67)	(67)
Pro forma net income (1)(2)(3)(4)	$1,291	$1,349	$1,406	$1,471

Per share net income:
Historical	$0.24	$0.20	$0.18	$0.15
Pro forma income on net proceeds	0.16	0.16	0.16	0.16
Plus: Pro forma income on assets received from Citizens Community MHC	-	-	-	-
Less: Pro forma employee stock ownership plan adjustment"	(0.03)	(0.03)	(0.03)	(0.03)
Less: Pro forma recognition and retention plan adjustments	(0.03)	(0.03)	(0.03)	(0.03)
Less: Pro forma options adjustment - new options	(0.03)	(0.03)	(0.03)	(0.03)
Less: Pro forma options adjustment - February 2005 options	(0.02)	(0.01)	(0.01)	(0.01)
Pro forma net income per share (1)(2)(3)(4)(5)	$0.29	$0.26	$0.24	$0.21

Offering price as a multiple of pro forma net income per share	34.48	x	38.46	x	41.67	x	47.62	x

Shares used in calculation of income per share(5)	4,376,402	5,148,709	5,921,015	6,809,168
Stockholders' equity:
Historical	$29,553	$29,553	$29,553	$29,553
Estimated net proceeds	32,846	38,770	44,694	51,507
Plus: Assets received from Citizens Community MHC	95	95	95	95
Less: common stock acquired by the employee stock ownership plan (1)	(2,195)	(2,582)	(2,970)	(3,415)
Less: common stock acquired by the recognition and retention plan (2)	(1,097)	(1,291)	(1,485)	(1,708)
Pro forma stockholders' equity	59,202	64,545	69,887	76,032
Less: intangible assets	(7,597)	(7,597)	(7,597)	(7,597)
Pro forma tangible stockholders' equity	$51,605	$56,948	$62,290	$68,435

Stockholders' equity per share:
Historical	$6.46	$5.49	$4.78	$4.15
Estimated net proceeds	7.18	7.20	7.22	7.24
Less: Assets received from Citizens Community MHC	0.02	0.02	0.02	0.01
Less: common stock acquired by the employee stock ownership plan (1)	(0.48)	(0.48)	(0.48)	(0.48)
Less: common stock acquired by the recognition and retention plan (2)	(0.24)	(0.24)	(0.24)	(0.24)

Pro forma stockholders' equity per share	12.94	11.99	11.30	10.68
Less: intangible assets per share	(1.66)	(1.41)	(1.23)	(1.07)
Pro forma tangible stockholders’ equity per share	$11.28	$10.58	$10.07	$9.62

Offering price as a percentage of pro forma stockholders' equity per share	77.28%	83.40%	88.50%	93.63%
Offering price as a percentage of pro forma tangible stockholders’ equity per share	88.65%	94.52%	99.30%	104.06%

Shares used in calculation of stockholders' equity per share	4,573,944	5,381,110	6,188,277	7,116,519

(Footnotes on following page)

(1)
Assumes that the employee stock ownership plan will purchase enough shares so that it owns 8% of our outstanding shares at the end of the Stock Offering, including the 119,236 shares of CCB it has already purchased, as adjusted in accordance with the Exchange Ratio. The plan will borrow funds from Citizens Community Bancorp, Inc. to make that acquisition of shares. The stock acquired by the employee stock ownership plan is reflected as a reduction of stockholders' equity. Citizens Community Federal intends to make annual contributions to the plan in an amount at least equal to the principal and interest requirement of the loan. This table assumes a ten-year amortization period. See “Management - Benefits -- Employee Stock Ownership Plan.” The pro forma net earnings assumes: (i) that Citizens Community Federal's contribution to the employee stock ownership plan for the principal portion of the debt service requirement for year ended September 30, 2005 was made at the end of the period; (ii) that 21,949, 25,822, 29,696 and 34,150 shares at the minimum, midpoint, maximum, and 15% above the maximum of the range, respectively, were committed to be released during the year ended September 30, 2005, at an average fair value of $10.00 per share and were accounted for as a charge to expense in accordance with Statement of Position ("SOP") No. 93-6; and (iii) only the employee stock ownership plan shares committed to be released were considered outstanding for purposes of the net earnings per share calculations. All employee stock ownership plan shares were considered outstanding for purposes of the stockholders' equity per share calculations.

(2)
Gives effect to a restricted stock plan that may be adopted following the Stock Offering and presented for approval at a meeting of stockholders to be held after completion of the Stock Offering. If that plan is approved by the stockholders, the restricted stock plan is expected to acquire an amount of stock equal to 4% of our outstanding shares at the end of the Stock Offering, (excluding the 59,618 shares originally reserved for restricted stock under the current plan as adjusted in accordance with the Exchange Ratio) or 109,745, 129,112, 148,479, 170,751 shares of stock, respectively, at the minimum, midpoint, maximum and 15% above the maximum of the range through open market purchases. Funds used by the restricted stock plan to purchase shares will be contributed to the restricted stock plan by Citizens Community Federal. In calculating the pro forma effect of the restricted stock plan it is assumed that the required stockholder approval has been received for the plan, that the shares were acquired by the restricted stock plan at the beginning of the year ended September 30, 2005 through open market purchases, at $10.00 per share, and that 20% of the amount contributed was amortized to expense during the year ended September 30, 2005. The restricted stock plan will be amortized over 5 years. The issuance of authorized but unissued shares of stock to the restricted stock plan instead of on market purchases would dilute the voting interests of existing stockholders by approximately 2.45% and pro forma net income per share for the year ended September 30, 2005 would be $0.29, $0.26, $0.24 and $0.22 at the minimum, midpoint, maximum and 15% above the maximum of the range, respectively, and pro forma stockholders' equity per share at September 30, 2005 would be $12.87, $11.95, $11.26 and $10.67 at the minimum, midpoint, maximum and 15% above the maximum of the range, respectively. There can be no assurance that stockholder approval of the restricted stock plan will be obtained, or the actual purchase price of the shares will be equal to $10.00 per share. See “Management - Benefits -- Potential Stock Benefit Plan.”

(3)
Gives effect to a stock option plan that may be adopted by Citizens Community Bancorp, Inc. following the Stock Offering and presented for approval at a meeting of stockholders to be held after completion of the Stock Offering and assumes that the options granted under the stock option plan have a value of $2.87 per option, which was determined using the Black-Scholes-Merton option pricing formula using the following assumptions: (i) the trading price on date of grant was $10.00 per share; (ii) exercise price is equal to the trading price on the date of grant; (iii) dividend yield of 1.4%; (iv) expected life of 10 years; (v) expected volatility of 12.62%; and risk-free interest rate of 4.86%. The assumed expected volatility is based on the historical volatility of the SNL Thrift & Index, an index of all publicly traded thrifts, over the most recent 15 months. If the fair market value per share on the date of grant is different than $10.00, or if the assumptions used in the option pricing formula are different from those used in preparing this pro forma data, the value of the options and the related expense recognized will be different. There can be no assurance that the actual fair market value per share on the date of grant, and correspondingly the exercise price of the options, will be $10.00 per share. The issuance of authorized but unissued shares of stock instead of open market purchases to fund exercises of options granted under the stock option plan would dilute the voting interests of existing stockholders by approximately 5.90%. See “Management - Benefits -- Potential Stock Benefit Plans.”

(4)
Retained earnings will continue to be substantially restricted after the Stock Offering. See “Our Policy Regarding Dividends” and “How We Are Regulated - Limitations on Dividends and Other Capital Distributions.”

(5)
For purposes of calculating net income per share, only the employee stock ownership plan shares committed to be released under the plan were considered outstanding. For purposes of calculating stockholders' equity per share, all employee stock ownership shares were considered outstanding. We have also assumed that no options granted under the stock option plan were exercised during the period and that the trading price of Citizens Community Bancorp, Inc. common stock at the end of the period was $10.00 per share. Under this assumption, using the treasury stock method, no additional shares of stock were considered to be outstanding for purposes of calculating earnings per share or stockholders' equity per share.

WE EXCEED ALL REGULATORY CAPITAL REQUIREMENTS

The following table presents Citizens Community Federal’s historical and pro forma capital position and its capital requirements as of March 31, 2006. Pro forma capital levels assume receipt by Citizens Community Federal of 50% of the net proceeds of the Stock Offering. For a discussion of the assumptions underlying the pro forma capital calculations presented below, see “How We Intend to Use the Proceeds of the Stock Offering,” “Capitalization” and “Pro Forma Data.” The definitions of the terms used in the table are those provided in the capital regulations issued by the OTS. For a discussion of the capital standards applicable to Citizens Community Federal, see “Regulation - Regulatory Capital Requirements.”

	Actual, at March 31, 2006		$34,000,000 Minimum Offering		$40,000,000 Midpoint Offering		$46,000,000 Maximum Offering		$52,900,000 Maximum, As Adjusted Offering(1)
	Amount	Percentage of Assets(2)	Amount	Percentage of Assets(2)	Amount	Percentage of Assets(2)	Amount	Percentage of Assets(2)	Amount	Percentage of Assets(2)
	(Dollars in thousands)

GAAP Capital (3)	$26,675	10.39%	$39,806	14.76%	$42,187	15.50%	$44,568	16.23%	$47,306	17.06%

Tangible Capital:
Actual or Pro Forma	$19,251	7.72%	$32,382	12.33%	$34,763	13.12%	$37,144	13.89%	$39,882	14.77%
Required	3,742	1.50	3,939	1.50	3,975	1.50	4,010	1.50	4,051	1.50
Excess	$15,509	6.22%	$28,443	10.83%	$30,788	11.62%	$33,133	12.39%	$35,831	13.27%

Core Capital:
Actual or Pro Forma	$19,251	7.72%	$32,382	12.33%	$34,763	13.12%	$37,144	13.89%	$39,882	14.77%
Required (4)	9,978	4.00	10,504	4.00	10,599	4.00	10,694	4.00	10,804	4.00
Excess	$9,273	3.72%	$21,878	8.23%	$24,164	9.12%	$26,450	9.89%	$29,078	10.77%

Risk-Based Capital:
Actual or Pro Forma (5)(6)	$19,879	12.08%	$33,010	19.28%	$35,391	20.53%	$37,772	21.76%	$40,510	23.16%
Required	13,170	8.00	13,695	8.00	13,790	8.00	13,886	8.00	13,995	8.00
Excess	$6,709	4.08%	$19,314	11.28%	$21,600	12.53%	$23,886	13.76%	$26,515	15.16%

Tier 1 Risk-Based Capital:
Actual or Pro Forma (5)(6)	$19,251	11.69%	$32,382	18.92%	$34,763	20.17%	$37,144	21.40%	$39,882	22.80%
Required	6,585	4.00	6,848	4.00	6,895	4.00	6,943	4.00	6,998	4.00
Excess	$12,666	7.69%	$25,534	14.92%	$27,867	16.17%	$30,201	17.40%	$32,884	18.80%

_______
(1)
As adjusted to give effect to an increase in the number of shares that could occur due to an increase in the offering range of up to 15% as a result of regulatory considerations or changes in market or general financial and economic conditions following the commencement of the Stock Offering.

(2)	Tangible and core capital levels are shown as a percentage of total adjusted assets. The risk-based capital level is shown as a percentage of risk-weighted assets.
(3)	GAAP capital includes unrealized gain (loss) on available-for-sale securities, net, goodwill, and other intangibles which are not included as regulatory capital.
(4)
The current OTS core capital requirement for savings banks is 3% of total adjusted assets for thrifts that receive the highest supervisory rating for safety and soundness and 4% to 5% for all other thrifts. Our required level is 4%. See “Regulation - Regulatory Capital Requirements.”

(5)	Assumes net proceeds are invested in assets that carry a 50% risk-weighing.
(6)
The difference between equity under GAAP and regulatory risk-based capital is attributable to the addition of $22,000 for accumulated other comprehensive loss, $628,000 for the allowance for loan losses, and the subtraction of $7,446,000 for goodwill and other intangibles.

THE CONVERSION

On April 20, 2006, the boards of directors of Citizens Community MHC, CCB and Citizens Community Federal adopted a Plan of Conversion and Reorganization, which authorizes the Conversion and Stock Offering, subject to the approval of the OTS, members of Citizens Community MHC, stockholders of CCB and the satisfaction of certain other conditions. In accordance with the plan, Citizens Community MHC will convert from a mutual holding company to a full stock corporation. Public stockholders currently own 26% of CCB and the remaining 74% is owned by Citizens Community MHC. Upon consummation of the Conversion, Citizens Community MHC will cease to exist. The stock held by the public stockholders of CCB will be converted into shares of Citizens Community Bancorp, Inc., a newly formed Maryland corporation. After the conversion, Citizens Community Federal will be a wholly owned subsidiary of Citizens Community Bancorp, Inc. We received authorization from the OTS to conduct the Conversion and Stock Offering on ______________, 2006. OTS authorization does not constitute a recommendation or endorsement of an investment in our stock by the OTS.

Request for a Copy of the Plan of Conversion and Reorganization

The following is a brief summary of the pertinent aspects of the Conversion. A copy of the Plan of Conversion and Reorganization is available upon request and is available for inspection at the offices of Citizens Community Federal and the OTS. The Plan of Conversion and Reorganization also is filed as an exhibit to the registration statement, of which this Prospectus forms a part, that Citizens Community Bancorp, Inc. has filed with the SEC. See “Where You Can Find Additional Information.”

Reasons for the Conversion and Stock Offering

After considering the advantages and disadvantages of the Conversion, the boards of directors of Citizens Community MHC, CCB and Citizens Community Federal unanimously approved the Conversion as being in their respective best interests and in the best interests of their stockholders or members. The boards of directors concluded that the Conversion offers a number of advantages that will be important to our future growth and performance.

The Conversion will result in the raising of additional capital for Citizens Community Bancorp, Inc. and Citizens Community Federal, which will support Citizens Community Federal’s future lending and operational growth and may also support possible future branching activities. It also will better position Citizens Community Federal to thrive and remain viable as a full-service community bank and to meet the increasing competition in its market areas. Through the reinvestment and leveraging of the proceeds, we hope to enhance our profitability and earnings by improving our net interest margin. As a fully converted stock holding company, we will have greater flexibility in structuring mergers and acquisitions with other financial institutions or financial services companies, including the form of consideration paid in a transaction. Our current mutual holding company structure, by its nature, limits our ability to offer our common stock as consideration in a merger or acquisition. Our new stock holding company structure will enhance our ability to compete with other bidders when acquisition opportunities arise by better enabling us to offer stock or cash consideration or a combination of the two.

Our additional capital will permit us to maintain capital ratios well above the regulatory requirements. The proceeds from the Stock Offering will provide us with additional equity capital, which will support our proposed future deposit growth and expanded operations. While we currently exceed applicable regulatory capital requirements, the sale of stock, coupled with the accumulation of earnings, less dividends or other reductions in capital, from year to year, represents a means for the orderly preservation and expansion of our capital base.

After completion of the Conversion, the unissued common and preferred stock authorized by Citizens Community Bancorp, Inc.’s articles of incorporation will permit it to raise additional capital through further sales of securities. Although CCB currently has the ability to raise additional capital through the sale of additional shares of CCB common stock, that ability is limited by the mutual holding company structure, which, among other things, requires that Citizens Community MHC hold a majority of the outstanding shares of CCB’s common stock.

We believe the Conversion and Stock Offering will assist us in our efforts to build stockholder value. As a result of the Stock Offering, 100% of our shares will be held by public stockholders. This greater amount of publicly held shares enabled us to apply to have our common stock quoted on the Nasdaq Global Market. Although no assurances can be given, we expect that listing on the Nasdaq Global Market will result in a more active and liquid market for Citizens Community Bancorp, Inc. common stock, which we have applied to have listed on the Nasdaq Global Market, than currently exists for CCB common stock, which is not listed on Nasdaq and has limited liquidity.

The Conversion will afford our officers and employees the opportunity to increase their stock ownership, which we believe to be an effective performance incentive and an effective means of attracting and retaining qualified personnel. The Conversion also will provide our customers and local community members with an opportunity to acquire our stock.

Description of the Conversion

Citizens Community Bancorp, Inc. has been incorporated under Maryland law as a first-tier wholly owned subsidiary of Citizens Community Federal. To effect the Conversion, the following will occur.

•	CCB will convert into an interim federal stock savings bank and simultaneously merge with and into Citizens Community Federal and cease to exist;

•
Citizens Community MHC will convert from mutual form to an interim federal stock savings bank and simultaneously merge with and into Citizens Community Federal and cease to exist and the shares of CCB common stock held by Citizens Community MHC will be canceled; and

•	CCBC Interim Three Savings Bank will be formed as a wholly owned subsidiary of Citizens Community Bancorp, Inc., and then will merge with and into Citizens Community Federal.

As a result of the merger of CCBC Interim Three Savings Bank with and into Citizens Community Federal, Citizens Community Federal will become a wholly owned subsidiary of Citizens Community Bancorp, Inc. and the outstanding shares of CCB common stock held by the general public will be converted into a number of shares of Citizens Community Bancorp, Inc. common stock that will result in the holders of such shares owning in the aggregate approximately the same percentage of Citizens Community Bancorp, Inc. common stock to be outstanding upon the completion of the Conversion (i.e., the common stock and the exchange shares) as the percentage of CCB common stock owned by them in the aggregate immediately before consummation of the Conversion before giving effect to the payment of cash in lieu of issuing fractional exchange shares and any shares of common stock purchased by public stockholders in the Stock Offering.

Pursuant to OTS regulations, consummation of the Conversion (including the offering of common stock in the Stock Offering, as described below) is conditioned upon the approval of the Plan of Conversion and Reorganization by (1) the OTS, (2) at least a majority of the total number of votes eligible to be cast by members of Citizens Community MHC at the special meeting of members, (3) holders of two-thirds of the shares of the outstanding CCB common stock (including Citizens Community MHC) at the special meeting of stockholders, and (4) the holders of a majority of the shares of CCB (excluding Citizens Community MHC) at the special meeting.

Share Exchange Ratio

OTS regulations provide that in this Conversion of our mutual holding company to stock form, the minority public stockholders of CCB will be entitled to exchange their shares of common stock for common stock of Citizens Community Bancorp, Inc., provided that Citizens Community Federal and the mutual holding company demonstrate to the satisfaction of the OTS that the basis for the exchange is fair and reasonable. On the date of completion of the Conversion, each publicly held share of CCB common stock will automatically be converted into and become the right to receive a number of exchange shares determined pursuant to the Exchange Ratio. The public stockholders of CCB common stock will own the same percentage of Citizens Community Bancorp, Inc. after the Conversion as they currently hold in CCB, subject to additional purchases and the receipt of cash in lieu of fractional shares.

Based on the independent valuation, the 74% of the outstanding shares of CCB common stock held by Citizens Community MHC as of the date of the independent valuation and the 26% public ownership interest of CCB, the following table sets forth, at the minimum, midpoint, maximum, and adjusted maximum of the offering range:

•	the total number of subscription shares and exchange shares to be issued in the Conversion;

•	the total shares of common stock outstanding after the Conversion;

•	the Exchange Ratio; and

•	the number of shares an owner of CCB will receive in the exchange, adjusted for the number of shares sold in the Stock Offering.

	Shares to be sold in the Stock Offering		Shares of Citizens Community Bancorp, Inc. to be exchanged for existing shares of CCB		Total Shares of Common Stock to be Outstanding	Exchange Ratio	100 shares of CCB would be exchanged for the following number of shares of Citizens Community Bancorp, Inc.
	Amount	Percent	Amount	Percent

Minimum	3,400,000	74%	1,173,944	26%	4,573,944	1.22803	122
Midpoint	4,000,000	74	1,381,110	26	5,381,110	1.44474	144
Maximum	4,600,000	74	1,588,277	26	6,188,277	1.66145	166
Adjusted maximum	5,290,000	74	1,826,519	26	7,116,519	1.91067	191

Options to purchase shares of CCB common stock will be converted into options to purchase shares of Citizens Community Bancorp, Inc. common stock. Additionally, restricted stock awards of CCB will also be converted into restricted shares of Citizens Community Bancorp, Inc. common stock. At March 31, 2006, there were outstanding options to purchase 105,827 shares of CCB common stock and there were 36,962 restricted stock awards of CCB common stock outstanding. The number of shares of common stock to be received upon exercise of these options will be determined pursuant to the Exchange Ratio. The aggregate exercise price, duration, and vesting schedule of these options and restricted stock awards will not be affected.

Effect of the Conversion on Minority Stockholders

Effect on Stockholders' Equity Per Share of the Shares Exchanged. The Conversion will increase the stockholders' equity of the public stockholders of CCB common stock. At March 31, 2006, the stockholders' equity per share of CCB common stock was $6.52, including shares held by Citizens Community MHC. As set forth under the March 31, 2006 “Pro Forma Data,” pro forma stockholders' equity per share is $13.00, $12.04, $11.34, and $10.72, respectively, at the minimum, midpoint, maximum and adjusted maximum, of the offering range.

Effect on Earnings per Share of the Shares Exchanged. The Conversion also will affect the public stockholders of CCB common stock pro forma earnings per share. For the six months ended March 31, 2006, basic and diluted earnings per share of CCB common stock was $0.07, including shares held by Citizens Community MHC. As set forth under the six months ended March 31, 2006 “Pro Forma Data,” pro forma earnings per share range from $0.09 to $0.08 for the minimum to the adjusted maximum of the offering range.

Dissenters' and Appraisal Rights. Under OTS regulations, dissenters' rights of appraisal are available to holders of CCB’s common stock in connection with the Conversion. The following discussion is not a complete statement of the law pertaining to dissenters' rights under the OTS Regulations and is qualified in its entirety by the full text of Section 552.14 of the OTS Regulations, which is referred to as Section 552.14 and is reprinted in its entirety as Appendix A to this Prospectus. Any CCB stockholder who desires to exercise his or her dissenters' rights should review carefully Section 552.14 and is urged to consult a legal advisor before electing or attempting to exercise his or her rights. All references in Section 552.14 to a "stockholder" and in this summary of dissenters' rights are to the record holder of shares of CCB common stock as to which dissenters' rights are asserted. Subject to the exceptions stated below, holders of CCB common stock who comply with the applicable procedures summarized below will be entitled to exercise dissenters' rights under Section 552.14.

A stockholder electing to exercise his or her rights to dissent from the Conversion is required to file with CCB (addressed to Stockholder Relations, Citizens Community Bancorp, 2174 EastRidge Center, Eau Claire, Wisconsin 54701) prior to voting on the Plan of Conversion and Reorganization, a written statement identifying himself or herself and stating his or her intention to demand appraisal of, and payment for, his or her shares. This demand must be made in addition to, and separate from, any proxy or vote. A failure to vote on the proposal to approve the Plan of Conversion and Reorganization will not constitute a waiver of appraisal rights, but a vote for the Plan of Conversion and Reorganization will be deemed a waiver of such rights. A vote against the Plan of Conversion and Reorganization will not be deemed to satisfy the requirement to file the written statement. However, if a stockholder returns a signed proxy but does not specify a vote against the Plan of Conversion and Reorganization, or a direction to abstain, the proxy, if not revoked prior to the CCB stockholders' meeting, will be voted for approval of the Plan of Conversion and Reorganization, which will have the effect of waiving that stockholder's dissenters' rights.

Within ten days after the completion of the Conversion and Stock Offering, Citizens Community Bancorp, Inc. shall (i) give written notice by mail to any dissenting stockholder who has not voted in favor of the Plan of Conversion and Reorganization, (ii) make a written offer to each dissenting stockholder to pay for his or her shares at a specified price deemed by Citizens Community Bancorp, Inc. to be fair value of such shares, and (iii) inform any dissenting stockholder that within 60 days of the completion of the Conversion and Stock Offering the dissenting stockholder must file a petition with the OTS, 1700 G Street, N.W., Washington, D.C. 20552, if the stockholder and Citizens Community Bancorp, Inc. do not agree as to the fair market value.

If, within 60 days of the completion of the Conversion and Stock Offering, the fair value is agreed upon between Citizens Community Bancorp, Inc. and any dissenting stockholder, payment will be made within 90 days of the completion of the Conversion and Stock Offering. If, within such period, however, Citizens Community Bancorp, Inc. and any dissenting stockholder do not agree as to the fair value of such shares, such stockholder may file a petition with the OTS demanding a determination of the fair market value of the stock. A copy of such petition must be sent by registered or certified mail to Citizens Community Bancorp, Inc. Any such stockholder who fails to file the petition within 60 days of the completion of the Conversion and Stock Offering is deemed to have accepted the terms of the Plan.

Each dissenting stockholder, within 60 days of the completion of the Conversion and Stock Offering, must submit his or her certificates to the transfer agent for notation thereon that an appraisal and payment have been demanded. Any stockholder who fails to submit his or her certificates will not be entitled to appraisal rights and will be deemed to have accepted the terms of the Plan.

Any stockholder who is demanding payment for his shares in accordance with Section 552.14 shall not thereafter be entitled to vote or exercise any rights of a stockholder except the right to receive payment for his shares pursuant to the provisions of Section 552.14 and the right to maintain certain legal actions. The respective shares for which payment has been demanded shall not thereafter be considered outstanding for the purposes of any subsequent vote of stockholders.

Comparison of Stockholders' Rights of CCB and Citizens Community Bancorp, Inc.

As a result of the Conversion, the current public stockholders of CCB, a federal corporation chartered by the OTS, will become stockholders of Citizens Community Bancorp, Inc., a Maryland chartered corporation. There are certain differences in stockholder rights arising from distinctions between CCB's federal charter and bylaws and Citizens Community Bancorp, Inc.'s articles of incorporation and bylaws and from differences in federal laws and regulations governing mutual holding companies and Maryland corporate law. These differences include the ability of the board of directors of Citizens Community Bancorp, Inc. to authorize additional shares without stockholder approval, more stringent perquisites for stockholders' nominations, proposals and calling special meetings, limits on acquisitions of greater than 10% of our stock and various anti-takeover provisions. See “Comparison of Rights of Stockholders of Citizens Community Bancorp, Inc.’s and CCB’s Stockholders.”

Effects of the Conversion on Depositors, Borrowers and Members

Continuity. The Conversion will not have any effect on Citizens Community Federal's present business of accepting deposits and investing its funds in loans and other investments permitted by law. The Conversion will not result in any change in the existing services provided to depositors and borrowers, or in existing offices, management, and staff. After the Conversion, Citizens Community Federal will continue to be subject to regulation, supervision, and examination by the OTS and the FDIC.

Deposits and Loans. Each holder of a deposit account in Citizens Community Federal at the time of the Conversion will continue as an account holder in Citizens Community Federal after the Conversion, and the Conversion will not affect the deposit balance, interest rate, or other terms. Each deposit account will be insured by the FDIC to the same extent as before the Conversion. Depositors will continue to hold their existing certificates, savings records, checkbooks, and other evidence of their accounts. The Conversion will not affect the loans of any borrower from Citizens Community Federal. The amount, interest rate, maturity, security for, and obligations under each loan will remain contractually fixed as they existed prior to the Conversion.

Voting Rights of Members. At present, all depositors of Citizens Community Federal are members of, and have voting rights in, Citizens Community MHC as to all matters requiring membership action. Upon completion of the Conversion, depositors and borrowers will cease to be members of Citizens Community MHC and will no longer be entitled to vote at meetings of Citizens Community MHC. Upon completion of the Conversion, Citizens Community Bancorp, Inc. will be the sole stockholder of Citizens Community Federal and have all voting rights in Citizens Community Federal. Stockholders of Citizens Community Bancorp, Inc. will have exclusive voting rights in the corporation. Depositors of Citizens Community Federal will not have voting rights after the Conversion, except to the extent that they become our stockholders through the purchase of common stock.

Effect on Liquidation Rights. Each depositor in Citizens Community Federal has both a deposit account in Citizens Community Federal and a pro rata ownership interest in the net worth of Citizens Community MHC based upon the balance in his or her account. This interest may only be realized in the event of a complete liquidation of Citizens Community MHC and Citizens Community Federal. However, this ownership interest is tied to the depositor's account and has no tangible market value separate from the deposit account. Any depositor who opens a deposit account obtains a pro rata ownership interest in Citizens Community MHC without any additional payment beyond the amount of the deposit. A depositor who reduces or closes his or her account receives a portion or all of the balance in the deposit account but nothing for his or her ownership interest in the net worth of Citizens Community MHC, which is lost to the extent that the balance in the account is reduced or closed.

Consequently, depositors in a stock subsidiary of a mutual holding company normally have no way of realizing the value of their ownership interest, which has realizable value only in the unlikely event that Citizens Community MHC and Citizens Community Federal are liquidated. If this occurs, the depositors of record at that time, as owners, would share pro rata in any residual surplus and reserves of Citizens Community MHC after other claims, including claims of depositors to the amounts of their deposits, are paid.

In the unlikely event that Citizens Community Federal were to liquidate after the conversion, all claims of creditors, including those of depositors, also would be paid first, followed by distribution of the "liquidation account" to depositors as of March 31, 2005 and June 30, 2006 who continue to maintain their deposit accounts as of the date of liquidation, with any assets remaining thereafter distributed to CCB as the holder of Citizens Community Federal's capital stock. Pursuant to the rules and regulations of the OTS, a post-conversion merger, consolidation, sale of bulk assets or similar combination or transaction with another insured savings institution would not be considered a liquidation, and the liquidation account would be assumed by the surviving institution. See “- Liquidation Rights.”

Federal and State Tax Consequences of the Conversion

We have received opinions from Silver, Freedman & Taff, L.L.P, and from Wipfli LLP regarding the federal and Wisconsin tax consequences of the Conversion. The opinions have been filed as exhibits to the registration statement of which this Prospectus is a part and cover those federal and state tax matters that are material to the transaction. The opinions are made in reliance upon various statements, representations and declarations as to matters of fact made by us, as detailed in the opinions. The opinions provide that:

•
The transactions qualify as statutory mergers and each merger required by the Plan qualifies as a reorganization within the meaning of Code Section 368(a)(1)(A). Citizens Community MHC, CCB, Citizens Community Bancorp, Inc. and Citizens Community Federal will be a party to a "reorganization" as defined in Code Section 368(b).

•
Citizens Community MHC will not recognize any gain or loss on the transfer of its assets to Citizens Community Federal in exchange for Citizens Community Federal liquidation interests for the benefit of Citizens Community MHC members who remain depositors of Citizens Community Federal.

•
No gain or loss will be recognized by Citizens Community Federal upon the receipt of the assets of Citizens Community MHC in exchange for the transfer to the members of Citizens Community Federal liquidation interests.

•	No gain or loss will be recognized by Citizens Community Federal upon the receipt of the assets of CCBC Interim Two Savings Bank and CCBC Interim Three Savings Bank pursuant to the Conversion.

•	No gain or loss will be recognized by CCBC Interim Two Savings Bank following its Conversion to a federal stock savings bank.

•
The reorganization of Citizens Community Bancorp, Inc. as the holding company of Citizens Community Federal qualifies as a reorganization within the meaning of Code Section 368(a)(I)(A) by virtue of Code Section 368(a)(2)(E). Therefore, Citizens Community Federal, CCB, and CCBC Interim Three Savings Bank will each be a party to a reorganization, as defined in Code Section 368(b).

•	No gain or loss will be recognized by CCBC Interim Three Savings Bank upon the transfer of its assets to Citizens Community Federal pursuant to the Conversion.

•	Members will recognize no gain or loss upon the receipt of Citizens Community Federal liquidation interests.

•	No gain or loss will be recognized by Citizens Community Bancorp, Inc., upon the receipt of Citizens Community Federal Stock solely in exchange for stock of Citizens Community Bancorp, Inc.

•	Current stockholders of CCB will not recognize any gain or loss upon their exchange of common stock solely for shares of stock of Citizens Community Bancorp, Inc.

•
Each stockholder's aggregate basis in shares of stock of Citizens Community Bancorp, Inc. received in the exchange will be the same as the aggregate basis of common stock surrendered in the exchange before giving effect to any payment of cash in lieu of fractional shares.

•	No gain or loss will be recognized by Citizens Community Bancorp, Inc. on the receipt of money in exchange for stock of Citizens Community Bancorp, Inc. sold in the Stock Offering.

•
No gain or loss will be recognized by Eligible Account Holders, Supplemental Eligible Account Holders and Other Members upon the distribution to them of the non-transferable subscription rights to purchase shares of stock of Citizens Community Bancorp, Inc.

The opinion in the last bullet above is predicated on representations from Citizens Community Federal, CCB, Citizens Community Bancorp, Inc. and Citizens Community MHC that no person shall receive any payment, whether in money or property, in lieu of the issuance of subscription rights. The opinion in the last bullet above is based on the position that the subscription rights to purchase shares of common stock received by Eligible Account Holders, Supplemental Eligible Account Holders and Other Members have a fair market value of zero. In reaching their opinion stated in the second bullet above, Silver, Freedman & Taff, L.L.P. has noted that the subscription rights will be granted at no cost to the recipients, will be legally non-transferable and of short duration, and will provide the recipients with the right only to purchase shares of common stock at the same price to be paid by members of the general public in any community offering. Silver, Freedman & Taff, L.L.P. believes that it is more likely than not that the fair market value of the subscription rights to purchase common stock is zero.

If the non-transferable subscription rights to purchase common stock are subsequently found to have a fair market value, income may be recognized by various recipients of the subscription rights (in certain cases, whether or not the rights are exercised), and we may be taxed on the distribution of the subscription rights.

We are also subject to Wisconsin income taxes and have received an opinion from Wipfli LLP that the Stock Offering will be treated for Wisconsin state tax purposes similarly to the treatment of the Stock Offering for federal tax purposes.

Unlike a private letter ruling from the IRS, the federal and state tax opinions have no binding effect or official status, and no assurance can be given that the conclusions reached in any of those opinions would be sustained by a court if contested by the IRS or the Wisconsin tax authorities. Eligible Account Holders, Supplemental Eligible Account Holders and Other Members are encouraged to consult with their own tax advisers as to the tax consequences in the event the subscription rights are determined to have any market value.

Liquidation Rights

In the unlikely event of a complete liquidation of CCB prior to the Conversion, all claims of creditors of CCB, including those of depositors to the extent of their deposit balances, would be paid first. Thereafter, if there were any assets of CCB remaining, these assets would be distributed to stockholders, including Citizens Community MHC. In the unlikely event that Citizens Community MHC and CCB are liquidated prior to the Conversion, all claims of creditors would be paid first. Then, if there were any assets of Citizens Community MHC remaining, members of Citizens Community MHC would receive those remaining assets, pro rata, based upon the deposit balances in their deposit account in Citizens Community Federal immediately prior to liquidation. In the unlikely event that Citizens Community Federal were to liquidate after the Conversion, all claims of creditors, including those of depositors, would be paid first, followed by distribution of the liquidation account to certain depositors, with any assets remaining thereafter distributed to Citizens Community Bancorp, Inc. as the holder of Citizens Community Federal capital stock. Pursuant to the rules and regulations of the OTS, a post-conversion merger, consolidation, sale of bulk assets or similar combination or transaction with another insured savings institution would not be considered a liquidation and, in these types of transactions, the liquidation account would be assumed by the surviving institution.

The Plan of Conversion and Reorganization provides that Citizens Community Federal shall establish, upon the completion of the Conversion, the special liquidation account for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders (as those terms are defined in the Plan of Conversion and Reorganization) in an amount equal to the greater of:

(1)	74% (Citizens Community MHC's ownership interest) of the retained earnings of CCB as of the date of its latest balance sheet contained in this Prospectus; or

(2)
the retained earnings of Citizens Community Federal at December 31, 2003 (the date of its latest balance sheet in the prospectus used at the time that it reorganized into the mutual holding company form).

The purpose of the liquidation account is to provide Eligible Account Holders and Supplemental Eligible Account Holders who maintain their deposit accounts with Citizens Community Federal after the Conversion with an interest in the unlikely event of the complete liquidation of Citizens Community Federal after the Conversion. Each Eligible Account Holder and Supplemental Eligible Account Holder that continues to maintain his or her deposit account at Citizens Community Federal, would be entitled, on a complete liquidation of Citizens Community Federal after the Conversion, to an interest in the liquidation account prior to any payment to the stockholders of Citizens Community Bancorp, Inc. Each Eligible Account Holder and Supplemental Eligible Account Holder would have an initial interest in the liquidation account for each deposit account, including savings accounts, checking accounts, money market deposit accounts, and certificates of deposit, with a balance of $50 or more held in Citizens Community Federal as of the close of business on March 31, 2005, or June 30, 2006. Each Eligible Account Holder and Supplemental Eligible Account Holder would have a pro rata interest in the total liquidation account for each such deposit account, based on the proportion that the balance of each such deposit account on March 31, 2005 or June 30, 2006 bears to the balance of all deposit accounts in Citizens Community Federal on these dates.

If, however, on any September 30 annual closing date commencing after the completion of the Conversion, the amount in any deposit account is less than the amount in that deposit account on March 31, 2005 or June 30, 2006 or any other annual closing date, then the interest in the liquidation account relating to that deposit account would be reduced from time to time by the proportion of the reduction, and the interest will cease to exist if the deposit account is closed. In addition, no interest in the liquidation account would ever be increased despite any subsequent increase in the related deposit account. Payment pursuant to liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders would be separate and apart from the payment of any insured deposit accounts to a depositor. Any assets remaining after the above liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders are satisfied would be distributed to Citizens Community Bancorp, Inc. as the sole stockholder of Citizens Community Federal.

Amendment or Termination of the Plan of Conversion and Reorganization

If deemed necessary or desirable by the Board of Directors, the Plan of Conversion and Reorganization may be substantively amended, as a result of comments from regulatory authorities or otherwise, at any time prior to the solicitation of proxies from members and stockholders to vote on the plan and at any time thereafter with the concurrence of the OTS. Any amendment to the plan made after approval by the members and stockholders with the concurrence of the OTS shall not necessitate further approval by the members or stockholders unless otherwise required by the OTS. The plan shall terminate if the sale of all shares of stock is not completed within 24 months from the date of the special meeting of members. Prior to the earlier of the special meeting of members and the stockholders' meeting, the plan may be terminated by the Board of Directors without approval of the OTS. After the special meeting or the stockholders' meeting, the Board of Directors may terminate the plan only with the approval of the OTS.

Conditions to the Conversion and Stock Offering

We cannot complete our Conversion and our Stock Offering unless:

(1)	We sell a minimum of 3,400,000 shares of common stock;

(2)	The Plan of Conversion and Reorganization is approved by a majority of the votes eligible to be cast by members of Citizens Community MHC;

(3)
The Plan of Conversion and Reorganization is approved by at least two-thirds of the votes eligible to be cast by stockholders of Citizens Community Bancorp, including those shares held by Citizens Community MHC; and

(4)
The Plan of Conversion and Reorganization is approved by a majority of the votes eligible to be cast by stockholders of Citizens Community Bancorp, excluding those shares held by Citizens Community MHC.

The Plan of Conversion and Reorganization also must be approved by the OTS, which has given its conditional approval. If these conditions are not met before we complete the Stock Offering, all funds received will be promptly returned with interest at Citizens Community Federal's TYME passbook savings account rate and all withdrawal authorizations will be canceled. The stock purchases of our officers and directors will be counted for purposes of meeting the minimum number of shares.

Citizens Community MHC intends to vote its 74% ownership interest in favor of the Conversion. In addition, as of May 31, 2006, directors and executive officers of CCB and their associates own 252,858 outstanding shares of CCB, or 6.8% of the total outstanding shares. They intend to vote those shares in favor of the Conversion.

THE STOCK OFFERING

General

On April 26, 2006, the boards of directors of Citizens Community MHC, CCB and Citizens Community Federal adopted the Plan of Conversion and Reorganization authorizing the Conversion and Stock Offering, subject to the approval of the OTS, members of Citizens Community MHC and stockholders of CCB. The Plan provides that Citizens Community Bancorp, Inc. will sell shares of common stock to eligible depositors of Citizens Community Federal in a subscription offering and, if necessary, to the general public, if a community and/or a syndicated community offering is held. The boards of directors unanimously adopted the plan after consideration of the advantages and the disadvantages of the Conversion and the Stock Offering. The Stock Offering will be accomplished in accordance with the procedures set forth in the plan, the requirements of applicable law and regulations and the policies of the OTS. We received authorization from the OTS to conduct the Stock Offering on August ____, 2006. OTS authorization does not constitute a recommendation or endorsement of an investment in our stock by the OTS.

We are offering between a minimum of 3,400,000 shares and a maximum of 4,600,000 shares of common stock in the offering (subject to adjustment to up to 5,290,000 shares if our estimated pro forma market value has increased at the conclusion of the Stock Offering), which will expire at 12:00 noon, Eau Claire, Wisconsin time on _________________ 2006, unless extended. See “- Deadlines for Purchasing Stock.” The minimum purchase is 25 shares of common stock (minimum investment of $250). Our common stock is being offered at a fixed price of $10.00 per share in the Stock Offering.

In accordance with Rule 15c2-4 of the Securities Exchange Act of 1934, pending completion or termination of the Stock Offering, subscription funds received by us will be invested only in investments permissible under Rule 15c2-4.

Conduct of the Stock Offering

Subject to the limitations of the plan adopted by our boards of directors, shares of common stock are being offered in descending order of priority in the subscription offering to:

•	Eligible Account Holders (depositors of both Citizens Community Federal and Community Plus Savings Bank at the close of business on March 31, 2005 with deposits of at least $50.00);

•	Our employee stock ownership plan;

•	Supplemental Eligible Account Holders (depositors at the close of business on June 30, 2006 with deposits of at least $50.00, excluding our directors, officers and their associates); and

•	Other Members (depositors at the close of business on July 31, 2006).

To the extent that shares remain available and depending on market conditions at or near the completion of the subscription offering, we may conduct a community offering and possibly a syndicated community offering. The community offering, if any, may commence simultaneously with, during or subsequent to the completion of the subscription offering. A syndicated community offering, if we conduct one, would commence just prior to, or as soon as practicable after, the termination of the subscription offering. In any community offering or syndicated community offering, we will first fill orders for our common stock in an equitable manner as determined by the board of directors in order to achieve a wide distribution of the stock. If an oversubscription occurs in the Stock Offering by Eligible Account Holders, the employee stock ownership plan may, in whole or in part, fill its order through open market purchases subsequent to the closing of the Stock Offering, subject to any required regulatory approval.

Shares sold above the maximum of the offering range may be sold to the employee stock ownership plan before satisfying remaining unfilled orders of Eligible Account Holders to fill the plan's subscription, or the plan may purchase some or all of the shares covered by its subscription after the Stock Offering in the open market, subject to any required regulatory approval.

Subscription Offering

Subscription Rights. Non-transferable subscription rights to subscribe for the purchase of common stock have been granted under the plan of stock issuance to the following persons:

Priority 1: Eligible Account Holders. Each Eligible Account Holder shall be given the opportunity to purchase, subject to the overall limitations described under “-Limitations on Purchases of Stock,” up to the greater of (i) the maximum purchase limitation in the community offering (i.e., 50,000 shares or $500,000), (ii) one-tenth of 1% of the total offering of shares of common stock offered in the subscription offering, and (iii) 15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock offered in the subscription offering by a fraction, of which the numerator is the amount of the qualifying deposits of the Eligible Account Holder and the denominator is the total amount of all qualifying deposits of all Eligible Account Holders. If there are insufficient shares available to satisfy all subscriptions of Eligible Account Holders, shares will be allocated to Eligible Account Holders so as to permit each subscribing Eligible Account Holder to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares or the number of shares ordered. Thereafter, unallocated shares will be allocated to remaining subscribing Eligible Account Holders whose subscriptions remain unfilled in the same proportion that each subscriber's qualifying deposit bears to the total amount of qualifying deposits of all subscribing Eligible Account Holders, in each case on March 31, 2005, whose subscriptions remain unfilled. Subscription rights received by officers and directors, based on their increased deposits in Citizens Community Federal in the one year preceding the eligibility record date will be subordinated to the subscription rights of other eligible account holders. To ensure proper allocation of stock, each Eligible Account Holder must list on his or her order form all accounts in which he or she had an ownership interest as of the Eligibility Record Date.

Priority 2: The Employee Plans. The tax qualified employee plans may be given the opportunity to purchase in the aggregate up to 10% of the common stock issued in the subscription offering. It is expected that the employee stock ownership plan will purchase enough shares in the Stock Offering so that it owns 8% of our common stock outstanding at the end of the Stock Offering (including the 119,236 shares it already holds, as adjusted in accordance with the Exchange Ratio). If an oversubscription occurs in the Stock Offering by Eligible Account Holders, the employee stock ownership plan may, in whole or in part, fill its order through open market purchases subsequent to the closing of the Stock Offering, subject to any required regulatory approval.

Priority 3: Supplemental Eligible Account Holders. If there are sufficient shares remaining after satisfaction of subscriptions by Eligible Account Holders and the employee stock ownership plan and other tax-qualified employee stock benefit plans, each Supplemental Eligible Account Holder shall have the opportunity to purchase, subject to the overall limitations described under “- Limitations on Purchases of Common Stock,” up to the greater of (i) the maximum purchase limitation in the community offering (i.e., 50,000 shares or $500,000), (ii) one-tenth of 1% of the total offering of shares of common stock offered in the subscription offering, or (iii) 15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock offered in the subscription offering by a fraction, of which the numerator is the amount of the qualifying deposits of the Eligible Account Holder and the denominator is the total amount of all qualifying deposits of all Eligible Account Holders. If Supplemental Eligible Account Holders subscribe for a number of shares which, when added to the shares subscribed for by Eligible Account Holders and the employee stock ownership plan and other tax-qualified employee stock benefit plans, if any, is in excess of the total number of shares offered in the Stock Offering, the shares of common stock will be allocated among subscribing Supplemental Eligible Account Holders first so as to permit each subscribing Supplemental Eligible Account Holder to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares or the number of shares ordered. Thereafter, unallocated shares will be allocated to each subscribing Supplemental Eligible Account Holder whose subscription remains unfilled in the same proportion that each subscriber's qualifying deposits bear to the total amount of qualifying deposits of all subscribing Supplemental Eligible Account Holders, in each case on June 30, 2006, whose subscriptions remain unfilled. To ensure proper allocation of stock, each Supplemental Eligible Account Holder must list on his or her order form all accounts in which he or she had an ownership interest as of the Supplemental Eligibility Record Date.

Priority 4: Other Members. To the extent that there are shares remaining after satisfaction of subscriptions by Eligible Account Holders, our tax-qualified employee stock benefit plans, and Supplemental Eligible Account Holders, each member of Citizens Community MHC (depositors of Citizens Community Federal) on the voting record date of July 31, 2006 who is not an Eligible Account Holder or Supplemental Eligible Account Holder ("Other Members") will receive, without payment therefor, nontransferable subscription rights to purchase up to the greater of 50,000 shares of common stock or one-tenth of 1% of the total offering of shares of common stock offered in the subscription offering, subject to the overall purchase limitations. See “- Limitations on Purchases of Common Stock.” If there are not sufficient shares available to satisfy all subscriptions, available shares will be allocated among subscribing Other Members first to permit each such subscriber to purchase shares up to the lesser of 100 or the number of shares ordered. Thereafter, remaining shares available shall be allocated among subscribing Other Members with unsatisfied orders over 100 shares on a pro rata basis in the same proportion as each such subscriber’s subscription bears to the total of all such subscribing Other Members.

Restrictions on Transfer of Subscription Rights and Shares.  Subscription rights are not transferable under any circumstances. The Plan of Conversion and Reorganization prohibits any person with subscription rights from transferring or entering into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights or the shares of common stock to be issued when subscription rights are exercised. Furthermore, it is illegal to take any such action. Subscription rights may be exercised only by the person to whom they are granted and only for his or her account. Each person subscribing for shares will be required to certify that he or she is purchasing shares solely for his or her own account and that he or she has no agreement or understanding regarding the sale or transfer of the shares. OTS regulations also prohibit any person from offering or making an announcement of an offer or intent to make an offer to purchase subscription rights or shares of common stock before the completion of the Stock Offering.

We will pursue any and all legal and equitable remedies in the event we become aware of the transfer of subscription rights and will not honor orders that we determine involve the transfer of subscription rights.

Deadlines for Purchasing Stock

The subscription offering will terminate at 12:00 noon, Eau Claire, Wisconsin time, on September ___, 2006. We may extend this expiration date without notice to you for up to 45 days, until October ___, 2006. Once submitted, your order is irrevocable unless the Stock Offering is extended beyond October ___, 2006. We may request permission from the OTS to extend the Stock Offering beyond October ___, 2006, and the OTS may grant one or more extensions of the Stock Offering of up to 90 days per extension, but in no event may the Stock Offering be extended beyond October ___, 2008. If the Stock Offering is extended beyond October ____, 2006, we will be required to notify each subscriber and resolicit subscriptions. During any extension period, subscribers will have the right to modify or rescind their subscriptions, and, unless an affirmative response is received, a subscriber's funds will be returned with interest at Citizens Community Federal's TYME passbook savings account rate. A community offering and a syndicated community offering, if these offerings are conducted, may terminate at any time without notice but no later than ______________, 2006.

We may cancel the Conversion and Stock Offering at any time prior to the special meeting of members of Citizens Community MHC and the special meeting of stockholders of CCB to vote on the Plan of Conversion and Reorganization. We also may cancel the Conversion and Stock Offering after the special meetings of members and stockholders if the OTS concurs in our decision to do so. If we cancel the Conversion and Stock Offering, orders for common stock already submitted will be canceled and subscribers' funds will be returned with interest at Citizens Community Federal's TYME passbook savings account rate.

Community Offering and Syndicated Community Offering

Community Offering. The community offering, if any, may commence simultaneously with, during or subsequent to the completion of the subscription offering. The community offering, if any, must be completed within 45 days after the completion of the subscription offering unless otherwise extended by the OTS.

If less than the total number of shares of common stock to be subscribed for in the Stock Offering are sold in the subscription offering and depending on market conditions at or near the completion of the subscription offering, shares remaining unsubscribed may be made available for purchase in the community offering to certain members of the general public. The maximum amount of common stock that any person may purchase in the community offering, subject to the overall purchase limitations described under “- Limitations on Purchases of Common Stock” is 50,000 shares, or $500,000. In the community offering, if any, shares will be available for purchase by the general public, and preference will be given first to existing stockholders of CCB and second to natural persons and trusts of natural persons residing in counties in which Citizens Community Federal has branch offices. These counties include Eau Claire, Buffalo, Jackson, Sauk, Barron and Chippewa counties in Wisconsin, Blue Earth and Washington counties in Minnesota and Oakland and McComb counties in Michigan. We will attempt to issue the shares in an equitable manner that would promote a wide distribution of common stock.

If purchasers in the community offering, whose orders would otherwise be accepted, subscribe for more shares than are available for purchase, the shares available to them will be allocated first to each preferred subscriber whose order is accepted in an amount equal to the lesser of 100 shares or the number of shares subscribed for by each such preferred subscriber, if possible. Thereafter, unallocated shares shall be allocated among the preferred subscribers whose accepted orders remain unsatisfied in the same proportion that the unfilled order bears to the total unfilled orders of all preferred subscribers whose accepted orders remain unsatisfied, provided that no fractional shares shall be issued. If any shares remain after the orders of preferred subscribers are filled, such shares shall be allocated to the general public in the same fashion as allocated among preferred subscribers.

We, in our absolute discretion, reserve the right to reject any or all orders in whole or in part which are received in the community offering, at the time of receipt or as soon as practicable following the completion of the community offering.

Syndicated Community Offering. If shares remain available after the subscription offering, and depending on market conditions at or near the completion of the subscription offering, we may offer shares to selected persons through a syndicated community offering on a best-efforts basis conducted by Keefe, Bruyette & Woods, Inc., acting as our agent, in accordance with such terms, conditions and procedures as may be determined by our board of directors. A syndicate of broker-dealers (selected dealers) may be formed to assist in the syndicated community offering. A syndicated community offering, if we conduct one, would commence just prior to, or as soon as practicable after, the termination of the subscription offering. Neither Keefe, Bruyette & Woods, Inc. nor any registered broker-dealer will have any obligation to take or purchase any shares of the common stock in the syndicated community offering; however, Keefe, Bruyette & Woods, Inc. has agreed to use its best efforts in the sale of shares in any syndicated community offering.

Orders received in connection with the syndicated community offering, if any, will receive a lower priority than orders received in the subscription offering and community offering. Common stock sold in the syndicated community offering will be sold at the same price as all other shares in the subscription offering. A syndicated community offering would be open to the general public beyond the local community. Orders received in the syndicated community offering shall be filled first to a maximum of 2% of the total number of shares available in the Stock Offering, and, thereafter, any remaining shares will be allocated on an equal number of shares basis per order until all orders are filled. We have the right to reject orders, in whole or in part, in our sole discretion in the syndicated community offering. No person will be permitted, subject to the overall purchase limitations described under “- Limitations on Purchases of Common Stock” to purchase more than 50,000 shares, or $500,000, of common stock in the syndicated community offering.

The date by which orders must be received in the syndicated community offering will be set by us at the time the syndicated community offering commences; but if the syndicated community offering is extended beyond ________________, 2006, each purchaser will have the opportunity to maintain, modify, or rescind his or her order. In that event, all funds received in the syndicated community offering will be promptly returned with interest at Citizens Community Federal's TYME passbook savings account rate to each purchaser unless he or she requests otherwise.

Limitations on Purchases of Common Stock

The following additional limitations have been imposed on purchases of shares of common stock:

1.
The maximum number of shares that may be purchased in the Stock Offering by any individual (or individuals through a single account) shall not exceed 50,000 shares, or $500,000. This limit applies to stock purchases in total in the subscription, community and syndicated community offerings.

2.
The maximum number of shares that may be purchased by any individual together with any associate or group of persons acting in concert is 75,000 shares, or $750,000. This limit applies to stock purchases in total in the subscription, community and syndicated community offerings. This limit does not apply to our employee stock benefit plans, which in the aggregate may subscribe for up to 10% of the common stock issued in the Stock Offering.

3.
The maximum number of shares which may be purchased in all categories in the Stock Offering by our officers and directors and their associates in the aggregate shall not exceed 31% of the total number of shares issued in the Stock Offering.

4.	The minimum order is 25 shares or $250.

5.
If the number of shares otherwise allocable to any person or that person's associates would be in excess of the maximum number of shares permitted as set forth above, the number of shares allocated to that person shall be reduced to the lowest limitation applicable to that person, and then the number of shares allocated to each group consisting of a person and that person's associates shall be reduced so that the aggregate allocation to that person and his or her associates complies with the above maximums, and the maximum number of shares shall be reallocated among that person and his or her associates in proportion to the shares subscribed by each (after first applying the maximums applicable to each person separately).

6.
Depending on market or financial conditions, we may decrease or increase the purchase limitations, provided that the maximum purchase limitations may not be increased to a percentage in excess of 5% of the Stock Offering. If we increase the maximum purchase limitations, we are only required to resolicit persons who subscribed for the maximum purchase amount and may, in our sole discretion, resolicit certain other large subscribers.

7.
If the total number of shares offered increases in the Stock Offering due to an increase in the maximum of the estimated valuation range of up to 15% (the adjusted maximum) the additional shares will be used in the following order of priority: (a) to fill the employee stock ownership plan's subscription so it acquires enough shares so that it owns, at the end of the Stock Offering, 8% of the shares outstanding at the adjusted maximum of the offering range, including shares it has historically acquired adjusted in accordance with the Exchange Ratio (unless the employee stock ownership plan elects to purchase stock subsequent to the Stock Offering in the open market); (b) if there is an oversubscription at the Eligible Account Holder level, to fill unfilled subscriptions of Eligible Account Holders exclusive of the adjusted maximum unless the employee stock ownership plan elects to purchase stock subsequent to the Stock Offering in the open market; (c) if there is an oversubscription at the Supplemental Eligible Account Holder level, to fill unfilled subscriptions of Supplemental Eligible Account Holders exclusive of the adjusted maximum; (d) if there is an oversubscription at the Other Members level, to fill unfilled subscriptions of Other Members exclusive of the adjusted maximum; (e) to fill orders received in a community offering exclusive of the adjusted maximum, with preference given to existing stockholders and persons who live in the local community; and (f) to fill orders received in the syndicated community offering exclusive of the adjusted maximum.

8.
No person will be allowed to purchase any stock if that purchase would be illegal under any federal law or state law or regulation or would violate regulations or policies of the National Association of Securities Dealers, Inc., particularly those regarding free riding and withholding. We and/or our representatives may ask for an acceptable legal opinion from any purchaser regarding the legality of the purchase and may refuse to honor any purchase order if that opinion is not timely furnished.

9.
We have the right to reject any order submitted by a person whose representations we believe are untrue or who we believe is violating, circumventing, or intends to violate, evade, or circumvent the terms and conditions of the plan of stock issuance, either alone or acting in concert with others.

10.
The above restrictions also apply to purchases by persons acting in concert under applicable regulations of the OTS. Under regulations of the OTS, our directors are not considered to be affiliates or a group acting in concert with other directors solely as a result of membership on our board of directors.

11.
In addition, in any community offering or syndicated community offering, we must first fill orders for our common stock in the Stock Offering in a manner that will achieve a wide distribution of the stock, using the allocation methods referenced above in “- Community Offering and Syndicated Community Offering.”

The term "associate" of a person is defined in the plan of stock issuance to mean:

(1)	any corporation or organization of which a person is an officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of equity securities;

(2)	any trust or other estate in which a person has a substantial beneficial interest or as to which a person serves as trustee or in a similar fiduciary capacity; or

(3)	any relative or spouse of a person or any relative of a spouse, who has the same home as that person.

For example, a corporation for which a person serves as an officer would be an associate of that person and all shares purchased by that corporation would be included with the number of shares which that person individually could purchase under the above limitations.

The term "acting in concert" means:

(1)	knowing participation in a joint activity or interdependent conscious parallel action towards a common goal whether or not pursuant to an express agreement; or

(2)
a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise.

A person or company which acts in concert with another person or company ("other party") shall also be deemed to be acting in concert with any person or company who is also acting in concert with that other party, except that any tax-qualified employee stock benefit plan will not be deemed to be acting in concert with its trustee or a person who serves in a similar capacity solely for the purpose of determining whether stock held by the trustee and stock held by the plan will be aggregated. We will presume that certain persons are acting in concert based upon various facts, including the fact that persons have joint account relationships or the fact that persons have filed joint Schedules 13D with the Securities and Exchange Commission with respect to other companies. We reserve the right to make an independent investigation of any facts or circumstances brought to our attention that indicate that one or more persons acting independently or as a group acting in concert may be attempting to violate or circumvent the regulatory prohibition on the transferability of subscription rights.

We have the right, in our sole discretion, to determine whether prospective purchasers are "associates" or "acting in concert." These determinations are in our sole discretion and may be based on whatever evidence we believe to be relevant, including joint account relationships or shared addresses on the records of Citizens Community Federal.

Each person purchasing shares of the common stock in the Stock Offering will be considered to have confirmed that his or her purchase does not conflict with the maximum purchase limitation. If the purchase limitation is violated by any person or any associate or group of persons affiliated or otherwise acting in concert with that person, we will have the right to purchase from that person at the $10.00 purchase price per share all shares acquired by that person in excess of that purchase limitation or, if the excess shares have been sold by that person, to receive the difference between the purchase price per share paid for the excess shares and the price at which the excess shares were sold by that person. Our right to purchase the excess shares will be assignable.

Common stock purchased in the Stock Offering will be freely transferable, except for shares purchased by our directors and executive officers. For certain restrictions on the common stock purchased by our directors and executive officers, see “- Restrictions on Transferability by Directors and Executive Officers.”

Ordering and Receiving Common Stock

Use of Order Forms. Rights to subscribe may only be exercised by completion of an order form. Any person receiving an order form who desires to subscribe for shares of common stock must do so prior to the applicable expiration date by delivering by mail or in person a properly executed and completed order form, together with full payment of the purchase price for all shares for which subscription is made; provided, however, that if the employee plans subscribe for shares during the subscription offering, the employee plans will not be required to pay for the shares at the time they subscribe but rather may pay for the shares upon completion of the Stock Offering. All subscription rights will expire on the expiration date, whether or not we have been able to locate each person entitled to subscription rights. Once tendered, subscription orders cannot be revoked without our consent.

If a stock order form:

•	is not delivered and is returned to us by the United States Postal Service or we are unable to locate the addressee;

•	is not received or is received after the applicable expiration date;

•	is not completed correctly or executed; or

•
is not accompanied by the full required payment for the shares subscribed for, including instances where a savings account or certificate balance from which withdrawal is authorized is unavailable, uncollected or insufficient to fund the required payment, but excluding subscriptions by the employee plans, then the subscription rights for that person will lapse as though that person failed to return the completed order form within the time period specified.

However, we may, but will not be required to, waive any irregularity on any order form or require the submission of corrected order forms or the remittance of full payment for subscribed shares by a date that we may specify. The waiver of an irregularity on an order form in no way obligates us to waive any other irregularity on any other order form. Waivers will be considered on a case by case basis. We will not accept orders received on photocopies or facsimile order forms, or for which payment is to be made by wire transfer or payment from private third parties. Our interpretation of the terms and conditions of the Plan of Conversion and Reorganization and of the acceptability of the order forms will be final, subject to the authority of the OTS.

You may not add the names of others to your order forms who were not eligible to purchase common stock in the Stock Offering on the applicable date of eligibility. We will reject all stock orders we believe involve the transfer of subscription rights. If you attempt to transfer your subscription rights, you may lose your right to purchase shares and may be subject to criminal prosecution and/or other sanctions.

To ensure that each purchaser receives a prospectus at least 48 hours before the applicable expiration date, in accordance with Rule 15c2-8 of the Securities Exchange Act of 1934, no prospectus will be mailed any later than five days prior to the expiration date or hand delivered any later than two days prior to the expiration date. Execution of the order form will confirm receipt or delivery in accordance with Rule 15c2-8. Order forms will only be distributed with a prospectus.

Payment for Shares. For subscriptions to be valid, payment for all subscribed shares will be required to accompany all properly completed order forms on or prior to the expiration date specified on the order form unless we extend the date. Employee plans subscribing for shares during the subscription offering may pay for those shares upon completion of the Stock Offering. Payment for shares of common stock may be made:

•	by check or money order made payable to Citizens Community Federal;

•	for shares subscribed for in the subscription offering, by authorization of withdrawal from deposit accounts maintained with Citizens Community Federal; or

•	in cash, only if delivered in person, though we prefer that you exchange that cash with one of our tellers for a check.

In accordance with Rule 15c2-4 of the Securities Exchange Act of 1934, subscribers' checks must be made payable to Citizens Community Bancorp, Inc., and checks received by the stock information center will be transmitted by noon of the following business day directly to the segregated deposit account at Citizens Community Federal established to hold funds received as payment for shares. Funds received before completion of the Stock Offering up to the minimum of the offering range will be held by Citizens Community Federal. Funds received in excess of the minimum offering range may be maintained at Citizens Community Federal, or, at its discretion, in our account at an independent insured depository institution. However, in no event shall we maintain more than one escrow account. We may, at our discretion, determine during the Stock Offering period that it is in the best interest of Citizens Community Federal to instead hold subscription funds in an escrow account at another insured financial institution.

Appropriate means by which account withdrawals may be authorized are provided on the order form. Once a withdrawal has been authorized, none of the designated withdrawal amount may be used by a subscriber for any purpose other than to purchase the common stock for which a subscription has been made until the Stock Offering has been completed or terminated. In the case of payments authorized to be made through withdrawal from savings accounts, all sums authorized for withdrawal will continue to earn interest at the contract rate until the Stock Offering has been completed or terminated. Interest penalties for early withdrawal applicable to certificate accounts will not apply to withdrawals authorized for the purchase of shares; however, if a partial withdrawal results in a certificate account with a balance less than the applicable minimum balance requirement, the certificate shall be canceled at the time of withdrawal, without penalty, and the remaining balance will earn interest at the TYME passbook savings account rate subsequent to the withdrawal. In the case of payments made in cash or by check or money order, funds will be placed in a segregated account and interest will be paid by Citizens Community Federal at the TYME passbook savings account rate from the date payment is received until the Stock Offering is completed or terminated. An executed order form, once we receive it, may not be modified, amended, or rescinded without our consent, unless the Stock Offering is not completed within 45 days after the conclusion of the subscription offering, in which event subscribers may be given the opportunity to increase, decrease, or rescind their subscription for a specified period of time. If the Stock Offering is not completed for any reason, all funds submitted pursuant to the offerings will be promptly refunded with interest as described above.

Owners of self-directed IRAs may use the assets of their IRAs to purchase shares of common stock in the offerings, provided that their IRAs are not maintained on deposit at Citizens Community Federal. Persons with IRAs maintained at Citizens Community Federal must have their accounts transferred to an unaffiliated institution or broker to purchase shares of common stock in the offerings. There is no early withdrawal or IRS interest penalties for these transfers. Depositors interested in using funds in a Citizens Community Federal IRA to purchase common stock should contact their broker or the stock information center as soon as possible so that the necessary forms may be forwarded, executed and returned prior to the expiration date.

Federal regulations prohibit Citizens Community Federal from lending funds or extending credit to any person to purchase the common stock in the Stock Offering (excluding the funds provided to the employee stock ownership plan).

Stock Information Center. Our stock information center is located at 219 Fairfax Street, Altoona, Wisconsin 54720. The telephone number is (715) _____-________. The stock information center's hours of operation are 11:00 a.m. to 5:00 p.m. on Monday, 8:30 a.m. to 5:00 p.m. on Tuesday to Thursday and 8:30 a.m. to 3:30 p.m. on Friday (all Eau Claire, Wisconsin time).

Exchange of Stock Certificates of Minority Public Stockholders

The conversion of outstanding shares of common stock of CCB (excluding shares owned by Citizens Community MHC) into shares of Citizens Community Bancorp, Inc. common stock will occur automatically on the date of completion of the Conversion. After this date, former holders of common stock (excluding Citizens Community MHC) will have no further equity interest in CCB, other than as stockholders of Citizens Community Bancorp, Inc., and there will be no further transfers of shares of CCB common stock on the stock transfer records of CCB. Shares of CCB owned by Citizens Community MHC will be cancelled.

As soon as practicable after the completion of the Conversion, the exchange agent will send a transmittal form to each stockholder of CCB. The transmittal forms are expected to be mailed within five business days after the date of the completion of the Conversion and will contain instructions with respect to the surrender of certificates representing CCB common stock to be exchanged into Citizens Community Bancorp, Inc. common stock in accordance with the Exchange Ratio. It is expected that certificates for shares of Citizens Community Bancorp, Inc. common stock will be distributed within five business days after the receipt of properly executed transmittal forms and other required documents. Stockholders should not forward their stock certificates to the exchange agent until they have received transmittal forms.

Until the certificates representing CCB common stock are surrendered for exchange after consummation of the Conversion, in compliance with the terms of the transmittal form, holders of these certificates will not receive new certificates for shares of Citizens Community Bancorp, Inc. All shares of Citizens Community Bancorp, Inc. common stock issued upon exchange of shares of CCB common stock shall be deemed to have been issued in full satisfaction of all rights pertaining to shares of CCB common stock.

No fractional shares of our common stock will be issued to any stockholder upon consummation of the Conversion. For each fractional share that would otherwise be issued, we will pay by check an amount equal to the product obtained by multiplying the fractional share interest to which the holder would otherwise be entitled by the subscription price. Payment for fractional shares will be made as soon as practicable after the receipt by the exchange agent of surrendered CCB stock certificates.

If a certificate for CCB common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable upon receipt of appropriate evidence as to the loss, theft or destruction, appropriate evidence as to the ownership of the certificate by the claimant, and appropriate and customary indemnification.

Delivery of Stock Certificates of Citizens Community Bancorp, Inc.

Certificates representing common stock of Citizens Community Bancorp, Inc. issued in the Stock Offering, to all persons other than minority stockholders of CCB, will be mailed to the persons entitled thereto at the address noted on the order form as soon as practicable following consummation of the Stock Offering. Any certificates returned as undeliverable will be held until claimed by persons legally entitled thereto or otherwise disposed of in accordance with applicable law. Until certificates for the common stock are available and delivered to subscribers, subscribers may not be able to sell the shares of stock for which they subscribed.

Restrictions on Repurchase of Shares

Under OTS regulations, during the first year following the Stock Offering, we will not be permitted to repurchase shares of our stock: except (1) in an offer approved by the OTS to all stockholders to repurchase the common stock on a pro rata basis, (2) the repurchase of qualifying shares of a director, or (3) repurchases to fund restricted stock plans or tax-qualified employee stock benefit plans. If extraordinary circumstances exist and if we can show a compelling and valid business purpose for the repurchase, the OTS may approve repurchases of up to 5% of the outstanding stock during the first year after the Stock Offering. After the first year following the Stock Offering, we can repurchase any amount of stock so long as the repurchase would not cause us to become undercapitalized. If, in the future, the rules and regulations regarding the repurchase of stock are liberalized, we may utilize the rules and regulations then in effect.

Stock Offering and the Number of Shares to be Offered

The Plan of Conversion and Reorganization requires that the purchase price of the common stock must be based on the appraised pro forma market value of Citizens Community Bancorp, Inc. and Citizens Community Federal, as determined on the basis of an independent valuation. RP Financial, LC., a financial services industry consulting firm with extensive experience in valuing financial institutions for conversions and stock offerings, has been retained to make this valuation. We selected RP Financial, LC. based upon its experience and reputation in valuing stock offerings by issuers such as Citizens Community Bancorp, Inc. RP Financial, LC. performed the appraisal in CCB’s 2004 offering. For its services in making this appraisal, RP Financial, LC.'s fees are estimated to be $40,000 and it will be reimbursed for out-of-pocket expenses not to exceed $5,000. We have agreed to indemnify RP Financial, LC. and any employees of RP Financial, LC. who act for or on behalf of RP Financial, LC. in connection with the appraisal against any and all loss, cost, damage, claim, liability or expense of any kind, including claims under federal and state securities laws, arising out of any misstatement, untrue statement of a material fact or omission to state a material fact in the information supplied by us to RP Financial, LC., unless RP Financial, LC. is determined to be negligent or otherwise at fault.

RP Financial, LC. made its appraisal in reliance upon the information contained in this Prospectus, including the financial statements. RP Financial, LC. also considered the following factors, among others:

•
the present and projected operating results and financial condition of CCB and Citizens Community Federal, which were prepared by Citizens Community Federal and then adjusted by RP Financial, LC. to reflect the net proceeds of this Stock Offering and the economic and demographic conditions in Citizens Community Federal’s existing marketing area as prepared by RP Financial, LC.;

•	certain historical, financial and other information relating to Citizens Community Federal prepared by Citizens Community Federal; and

•	the impact of the Stock Offering on our net worth and earnings potential as calculated by RP Financial, LC.

The appraisal also incorporated an analysis of a peer group of publicly-traded companies that RP Financial, LC. considered to be comparable to us. The peer group analysis conducted by RP Financial, LC. included a total of 10 publicly traded thrift holding companies with total assets ranging from $156 million to $443 million. The analysis of comparable publicly traded institutions included an evaluation of the average and median price-to-earnings and price-to-book value ratios indicated by the market prices of the peer companies. RP Financial, LC. applied the peer group's pricing ratios, as adjusted for certain qualitative valuation factors to account for differences between us and the peer group, to our pro forma earnings, book value and assets to derive our estimated pro forma market value.

The board of directors reviewed the methodologies and the appropriateness of the assumptions used by RP Financial, LC. in addition to the factors listed above, and the board of directors believes that these assumptions were reasonable. On the basis of the foregoing, RP Financial, LC. has advised us that in its opinion, dated June 16, 2006, the estimated pro forma market value of Citizens Community Bancorp, Inc. following the Conversion of Citizens Community MHC from the mutual holding company to the stock form of organization ranged from a minimum of $45.7 million to a maximum of $61.9 million with a midpoint of $53.8 million. Our board of directors determined that the common stock should be sold at $10.00 per share. Based on the estimated valuation and the $10.00 per share price, the number of shares of common stock that Citizens Community Bancorp, Inc. will issue, including shares issued in exchange for shares of CCB, will range from a minimum of 4,573,944 shares to a maximum of 6,188,277 shares, with a midpoint of 5,381,110 shares.

The estimated valuation range may be amended with the approval of the OTS or if necessitated by subsequent developments in our financial condition or market conditions generally. In the event the estimated valuation range is updated to amend the value of Citizens Community Bancorp, Inc. below $45.7 million, which is the minimum of the estimated valuation range, or above $71.2 million, which is the maximum of the estimated valuation range, as adjusted by 15%, a new appraisal will be filed with the OTS.

Based upon current market and financial conditions and recent practices and policies of the OTS, if we receive orders for common stock in excess of $46,000,000 (the maximum of the estimated valuation range of shares to be sold to the public) and up to $52,900,000 (the maximum of the estimated valuation range of shares to be sold to the public, as adjusted by 15%), the OTS may require us to accept all of these orders. We cannot guarantee, however, that we will receive orders for common stock in excess of the maximum of the estimated valuation range of shares to be sold to the public or that, if such orders are received, that all of these orders will be accepted because our final valuation and the number of shares to be issued are subject to the receipt of an updated appraisal from RP Financial, LC. which reflects this increase in the valuation and the approval of an increase by the OTS. In addition, an increase in the number of shares to be sold above 4,600,000 shares will first be used, if necessary, to fill the order of the employee stock ownership plan. There is no obligation or understanding on the part of management to take and/or pay for any shares in order to complete the Stock Offering.

The following table presents a summary of selected pricing ratios for the peer group companies and the pricing ratios for Citizens Community Bancorp, Inc. reflecting the pro forma impact of the Stock Offering. Compared to the median pricing ratios of the peer group, Citizens Community Bancorp, Inc.'s pro forma pricing ratios at the midpoint of the offering range indicated a premium of 116.1% on a price-to-earnings basis and a discount of 18.9% on a price-to-tangible book value basis. The estimated appraised value and the resulting premiums or discounts took into consideration the potential financial impact of the Stock Offering.

	Price-to-earnings multiple	Price-to-book value ratio	Price-to-tangible book value ratio
Citizens Community Bancorp, Inc. (pro forma)(1)

Minimum	41.48x	76.92%	87.93%
Midpoint	45.38x	83.03%	93.81%
Maximum	48.77x	88.22%	98.69%
Maximum, as adjusted	52.16x	93.28%	103.37%
Valuation of peer group companies as of June 16, 2006(2)
Average	21.22x	109.07%	115.68%
Median	21.00x	107.69%	115.60%
________________
(1)	Based on CCB’s financial data as of and for the twelve months ended March 31, 2006.
(2)	Reflects earnings for the most recent 12-month period for which data was publicly available.

RP Financial, LC.'s valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of Citizens Community Bancorp, Inc. RP Financial, LC. did not independently verify the consolidated financial statements and other information we provided to them, nor did RP Financial, LC. value independently our assets or liabilities. The valuation considers Citizens Community Bancorp, Inc. as a going concern and should not be considered as an indication of the liquidation value of Citizens Community Bancorp, Inc. Moreover, because this valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons purchasing common stock in the offerings will thereafter be able to sell their shares at prices at or above the purchase price or in the range of the valuation described above.

No sale of shares of common stock in the Stock Offering may be completed unless RP Financial, LC. confirms that nothing of a material nature has occurred which would cause it to conclude that the aggregate value of the common stock to be issued is materially incompatible with the estimate of our pro forma market value. If this confirmation is not received, we may cancel the Stock Offering, extend the Stock Offering period and establish a new estimated valuation and offering range and/or estimated price range, extend, reopen or hold a new Stock Offering or take any other action the OTS may permit.

Depending upon market or financial conditions following the start of the subscription offering, the total number of shares of common stock to be issued may be increased or decreased without a resolicitation of subscribers, provided that the product of the total number of shares issued times the purchase price is not below the minimum or more than 15 % above the maximum of the estimated valuation range. If market or financial conditions change so as to cause the aggregate value of the common stock to be issued to be below the minimum of the estimated valuation range or more than 15% above the maximum of this range, purchasers will be resolicited and be permitted to continue their orders, in which case they will need to reconfirm their subscriptions prior to the expiration of the resolicitation offering or their subscription funds will be promptly refunded with interest, or be permitted to modify or rescind their subscriptions. Any change in the estimated valuation range must be approved by the OTS.

An increase in the number of shares of common stock to be issued as a result of an increase in the estimated pro forma market value would decrease both a subscriber's ownership interest and Citizens Community Bancorp, Inc.'s pro forma net income and stockholders' equity on a per share basis while increasing pro forma net income and stockholders' equity on an aggregate basis. A decrease in the number of shares of common stock to be issued would increase both a subscriber's ownership interest and Citizens Community Bancorp, Inc.'s pro forma net income and stockholders' equity on a per share basis while decreasing pro forma net income and stockholders' equity on an aggregate basis.

Copies of the appraisal report of RP Financial, LC., including any amendments, and the detailed report of the appraiser setting forth the method and assumptions for the appraisal are available for inspection at the main office of Citizens Community Federal and the other locations specified under “Where You Can Find Additional Information.” In addition, the appraisal report is an exhibit to the registration statement of which this Prospectus is a part. Portions of the appraisal report included in the registration statement are available on the SEC's website at www.sec.gov.

Pricing Characteristics and After-Market Trends

The following table, prepared by RP Financial, LC., presents for all second-step conversions completed between January 1, 2002 and June 16, 2006, the percentage stock appreciation from the initial trading date of the offering to the dates shown in the table. The table also presents the average and the median percentage stock appreciation from January 1, 2002 to June 16, 2006. This information relates to stock appreciation experienced by other companies that reorganized in different market areas and in different stock market and economic environments. In addition, the companies may have no similarities to Citizens Community Bancorp, Inc. with regard to market area, earnings quality and growth potential, among other factors. The information shown in the following table was not included in the appraisal report; however, the appraisal prepared by RP Financial did consider the after market trading experience of transactions that closed three months prior to the June 16, 2006 valuation date used in the appraisal.

This table is not intended to indicate how our stock may perform. Furthermore, this table presents only short-term price performance and may not be indicative of the longer-term stock price performance of these companies. The increase in any particular company's stock price is subject to various factors, including, but not limited to, the amount of proceeds a company raises, the company's historical and anticipated operating results, the nature and quality of the company's assets, the company's market area, and the quality of management and management's ability to deploy proceeds (such as through loans and investments, the acquisition of other financial institutions or other businesses, the payment of dividends and common stock repurchases). In addition, stock prices may be affected by general market and economic conditions, the interest rate environment, the market for financial institutions and merger or takeover transactions, the presence of professional and other investors who purchase stock on speculation, as well as other unforeseeable events not in the control of management. Before you make an investment decision, we urge you to carefully read this Prospectus, including, but not limited to, “Risk Factors.”

					Price Appreciation After
Institution	State	Conversion Date	Total Assets ($Mil.)	Stock Offered by MHC (%)	One Day (%)	One Week (%)	One Month (%)
Second Step Conversions
NEBS Bancshares, Inc.	CT	12/29/05	$219.9	58%	6.6%	7.0%	7.0%
American Bancorp of New Jersey	NJ	10/06/05	443.2	70%	1.6%	-2.5%	1.6%
Hudson City Bancorp, Inc.	NJ	06/07/05	21,131.2	66%	9.6%	10.8%	15.9%
First Federal of NM Bancorp, Inc.	MI	04/04/05	262.8	55%	-5.1%	-8.0%	-16.0%
Rome Bancorp, Inc.	NY	03/31/05	270.1	62%	0.5%	-2.5%	-5.6%
Roebling Financial Corp.	NJ	10/01/04	90.0	54%	-1.0%	-0.5%	-8.0%
DSA Financial Corporation	IN	07/30/04	78.2	52%	-2.0%	-5.0%	-7.0%
Partners Trust Financial Group, Inc.	NY	07/15/04	3,628.5	54%	-0.1%	-0.2%	-1.9%
Synergy Financial Group, Inc.	NJ	01/21/04	591.3	57%	8.1%	8.0%	7.9%
Provident Bancorp, Inc.	NY	01/15/04	1,544.2	56%	15.0%	11.5%	15.1%
Bank Mutual Corporation	WI	10/30/03	2,865.1	52%	17.8%	18.5%	15.4%
Jefferson Bancshares, Inc.	TN	07/01/03	265.5	79%	23.9%	25.0%	40.0%
First Niagara Fin Grp, Inc.	NY	01/21/03	3,290.8	58%	12.7%	14.5%	11.8%
Wayne Savings Bancshares, Inc.	OH	01/09/03	337.2	52%	12.0%	12.0%	11.5%
Sound Federal Bancorp, Inc.	NY	01/07/03	672.6	59%	10.0%	12.0%	16.1%
Bridge Street Financial, Inc.	NY	01/06/03	179.0	56%	1.6%	7.0%	9.4%
Citizens South Banking Corp.	NC	10/01/02	439.3	58%	-0.5%	-6.0%	-2.5%
Brookline Bancorp, Inc.	MA	07/10/02	1,138.4	58%	10.6%	14.0%	15.5%
Willow Grove Bancorp, Inc.	PA	04/04/02	643.8	57%	10.0%	15.5%	16.2%

Average			$2,004.8	58%	6.9%	6.9%	7.5%
Median			$443.2	57%	8.1%	8.0%	9.4%

Data presented in the table reflects a small number of transactions. You should be aware that, in certain market conditions, stock prices in initial public offerings by savings associations have decreased. For example, as the above table illustrates, after one month, the shares of six companies traded below their initial offering price. There can be no assurance that our stock price will trade similarly to these companies. There can also be no assurance that our stock price will not trade below $10.00 per share, particularly as the substantial proceeds raised as a percentage of pro forma stockholders' equity may have a negative effect on our stock price performance.

Plan of Distribution/Marketing Arrangements

We have retained Keefe, Bruyette & Woods, Inc., to consult with and to advise and assist us, on a best efforts basis, in the distribution of our common stock in this Stock Offering. The services that Keefe, Bruyette & Woods, Inc. will provide include, but are not limited to:

•
training the employees of Citizens Community Federal who will perform certain ministerial functions in the subscription offering and direct community offering regarding the mechanics and regulatory requirements of the Stock Offering process;

•	managing the stock information center by assisting interested stock subscribers and by keeping records of all stock orders; and

•	preparing marketing materials.

For its services, Keefe, Bruyette & Woods, Inc., will receive a management fee of $30,000 and a success fee of 1.35% of the aggregate purchase price, less any shares of common stock sold to directors, officers, and employees and the Tax-Qualified Employee Plans. The success fee paid to Keefe, Bruyette & Woods, Inc., will be reduced by the amount of the management fee. The total fees that are expected to be paid to Keefe, Bruyette & Woods, Inc. for its services in the Subscription and Community Offerings range from $414,370 at the minimum to $653,049 at the adjusted maximum. We have made payments totaling $30,000 to Keefe, Bruyette & Woods, Inc. for the management fee, that is included in the total fees. In the event that selected dealers are used to assist in the sale of our common stock in the direct community offering, these dealers will be paid a fee of up to 5.5% of the total purchase price of the shares sold by the dealers. We have agreed to indemnify Keefe, Bruyette & Woods, Inc., against certain claims or liabilities, including certain liabilities under the Securities Act of 1933, as amended, and will contribute to payments Keefe, Bruyette & Woods, Inc. may be required to make in connection with any such claims or liabilities. In addition, Keefe, Bruyette & Woods, Inc., will be reimbursed for the fees of its legal counsel in an amount not to exceed $40,000 and other reasonable out-of-pocket expenses not to exceed $40,000.

Sales of shares of our common stock will be made by registered representatives affiliated with Keefe, Bruyette & Woods, Inc., or by the broker-dealers managed by Keefe, Bruyette & Woods, Inc. Keefe, Bruyette & Woods, Inc. has undertaken that our common stock will be sold in a manner that will ensure that the distribution standards of the Nasdaq Global Market will be met. A stock information center will be established at the office of Citizens Community Federal located at 219 Fairfax Street, Altoona, Wisconsin 54720. We will rely on Rule 3a4-1 of the Securities Exchange Act of 1934 and sales of our common stock will be conducted within the requirements of this rule, so as to permit officers, directors and employees to participate in the sale of our common stock in those states where the law permits. No officer, director or employee of Citizens Community Federal, CCB or Citizens Community Bancorp, Inc. will be compensated directly or indirectly by the payment of commissions or other remuneration in connection with his or her participation in the sale of common stock.

Restrictions on Transferability by Directors and Executive Officers

Shares of the common stock purchased by our directors or executive officers cannot be sold for a period of one year following completion of the Stock Offering, except for a disposition of shares after death. To ensure this restriction is upheld, shares of the common stock issued to directors and executive officers will bear a legend restricting their sale. Any shares issued to directors and executive officers as a stock dividend, stock split, or otherwise with respect to restricted stock will be subject to the same restriction.

For a period of three years following the Stock Offering, our directors and executive officers and their associates may not, without the prior approval of the OTS, purchase our common stock except from a broker or dealer registered with the SEC. This prohibition does not apply to negotiated transactions for more than 1% of our common stock or purchases made for tax qualified or non-tax qualified employee stock benefit plans which may be attributable to individual directors or executive officers.

Restrictions on Agreements or Understandings Regarding Transfer of Common Stock to be Purchased in the Stock Offering

Before the completion of the Stock Offering, no depositor may transfer or enter into an agreement or understanding to transfer any subscription rights or the legal or beneficial ownership of the shares of common stock to be purchased in the Stock Offering. Depositors who submit an order form will be required to certify that their purchase of common stock is solely for their own account and there is no agreement or understanding regarding the sale or transfer of their shares. We intend to pursue any and all legal and equitable remedies after we become aware of any agreement or understanding, and will not honor orders we reasonably believe to involve an agreement or understanding regarding the sale or transfer of shares.

PROPOSED PURCHASES BY MANAGEMENT

The following table sets forth, for each of our directors and executive officers and for all of the directors and executive officers as a group, the following information:

(1)	the number of exchange shares to be held upon consummation of the Conversion, based upon their ownership of CCB outstanding shares of common stock as of May 31, 2006;

(2)	the proposed purchases of subscription shares, assuming sufficient shares are available to satisfy their subscriptions; and

(3)	the total amount of our outstanding shares of common stock to be held upon consummation of the Conversion and Stock Offering.

The table below assumes that 5,381,110 shares are outstanding after the Stock Offering, which includes the sale of 4,000,000 shares in the stock offering (the midpoint of the offering range) and the issuance of 1,381,110 shares in exchange for outstanding shares of CCB. See “The Stock Offering - Limitations on Purchases of Common Stock.” The table does not take into account any stock benefit plans to be adopted following the Stock Offering. See “Management - Benefits -- Potential Stock Benefit Plans.” The amounts include shares that may be purchased through individual retirement accounts and by associates of the directors and executive officers. These purchases are intended for investment purposes only and not for resale.

	Number of	Proposed Number of Shares to be	Proposed Total Common Stock Held After the Stock Offering
Name (1)	Exchange Shares to be Held(2)	Purchased in the Stock Offering(3)	Number of Shares	Percent of Total

Richard McHugh Chairman and Director	136,623	10,000	146,623	2.7%
David B. Westrate Director	67,281	10,000	77,281	1.4
James G. Cooley President, Chief Executive Officer and Director	92,724	50,000	142,724	2.7
Thomas C. Kempen Vice Chairman and Director	10,390	1,000	11,390	*
Brian R. Schilling Director	1,866	─	1,866	*
Adonis E. Talmage Director	1,866	100	1,966	*
John D. Zettler Chief Financial Officer	12,222	10,000	22,222	*
Johnny W. Thompson Senior Vice President and Chief Administration Officer	8,252	10,000	18,252	*
Timothy J. Cruciani Executive Vice President	23,417	15,000	38,417	*
Rebecca Johnson Vice President, MIC/Accounting	10,669	5,000	15,669	*
Brian P. Ashley Senior Vice President, Community Plus Division	─	─	─	─
Total	365,310	111,100	476,410	8.9%
____________________
(1)	All executive officers are officers of both CCB and Citizens Community Federal, except for Mr. Ashley, who is solely an executive officer of Citizens Community Federal.
(2)
Outstanding shares of CCB owned on May 31, 2006, (including all restricted stock awards and allocations under the employee stock ownership plan) are adjusted by the 1.44474 Exchange Ratio at the midpoint of the valuation range. Does not include shares underlying outstanding options.

(3)	Does not include the subscription order by the employee stock ownership plan, a portion of which, over time, will be allocated to these executive officers.
*	Less than 1% of pro forma outstanding shares.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

This Prospectus contains forward-looking statements, which can be identified by the use of words such as "believes," "expects," "anticipates," "estimates" or similar expressions. Forward-looking statements include:

•	statements of our goals, intentions and expectations;

•	statements regarding our business plans, prospects, growth and operating strategies;

•	statements regarding the quality of our loan and investment portfolios; and

•	estimates of our risks and future costs and benefits.

These forward-looking statements are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the following factors:

•	general economic conditions, either nationally or in our market area, that are worse than expected;

•	changes in the interest rate environment that reduce our interest margins or reduce the fair value of financial instruments;

•	increased competitive pressures among financial services companies;

•	changes in consumer spending, borrowing and savings habits;

•	legislative or regulatory changes that adversely affect our business;

•	adverse changes in the securities markets;

•	our ability to successfully manage our growth;

•	changes in accounting policies and practices, as may be adopted by the bank regulatory agencies or the Financial Accounting Standards Board; and

•	our ability to enter into new markets and/or expand product offerings successfully and take advantage of growth opportunities.

Any of the forward-looking statements that we make in this prospectus and in other public statements we make may turn out to be incorrect because of inaccurate assumptions we might make, because of the factors illustrated above or because of other factors that we cannot foresee. Consequently, no forward-looking statement can be guaranteed.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Our results of operations depend primarily on our net interest income. Net interest income is the difference between the interest income we earn on our interest-earning assets, consisting primarily of loans, investment securities and interest-bearing deposits with other financial institutions, and the interest we pay on our interest-bearing liabilities, consisting primarily of savings accounts, money market accounts, time deposits and borrowings. Our results of operations are also affected by our provision for loan losses, noninterest income and noninterest expense. Noninterest income consists primarily of service charges on deposit accounts, insurance commissions and loan fees. We have initiated a mortgage banking operation in the Minneapolis/St. Paul and Detroit metropolitan areas. Loans originated in this operation will be sold with servicing released. This will generate more fee income and gains/losses on sales of loans. Noninterest expense includes salaries and employee benefits, occupancy, equipment, data processing costs and deposit insurance premiums. Our results of operations may also be affected significantly by general and local economic and competitive conditions, changes in market interest rates, governmental policies and actions of regulatory authorities.

Evolution of Business Strategy

CCB is a federally chartered holding company formed on March 29, 2004, for the purpose of acquiring all of the common stock of Citizens Community Federal concurrent with its reorganization and stock issuance plan. The reorganization was consummated on March 29, 2004. In connection with the reorganization, CCB sold 978,650 shares of its common stock, par value of $0.01 per share, in a subscription offering, and issued 2,063,100 shares to Citizens Community MHC raising approximately $8.9 million net of costs. CCB is a majority owned subsidiary of Citizens Community MHC, a federally chartered mutual holding company.

On July 1, 2005, CCB acquired Community Plus Savings Bank, Rochester Hills, Michigan, through a merger with and into Citizens Community Federal. In accordance with the merger agreement, CCB issued 705,569 additional shares to Citizens Community MHC, based on the $9.25 million independently appraised value of Community Plus Savings Bank and the members of Community Plus became members of Citizens Community MHC. At June 30, 2005, Community Plus Savings Bank had total assets of $46.0 million and deposits and other liabilities of $41.8 million, prior to purchase accounting adjustments.

Historically, we were a federal credit union. We accepted deposits and made loans to members, who were the people who lived, worked or worshiped in the Wisconsin counties of Chippewa and Eau Claire, and parts of Pepin, Buffalo and Trempealeau. In addition, this included businesses and other entities located in these counties, and members and employees of the Hocak Nation. In December 2001, we converted to a federal mutual savings bank in order to better serve our customers and the local community through the broader lending ability of a federal savings bank, and to expand our customer base beyond the limited field of membership permitted for credit unions. As a federal savings bank, we have expanded authority in structuring residential mortgage and consumer loans, and the ability to make commercial loans, although the Bank does not currently have any immediate plans to commence making commercial loans.

We have utilized this expanded lending authority to significantly increase our ability to market one- to four-family residential lending. Most of these loans are originated through our internal marketing efforts and our existing and walk-in customers. We typically do not rely on real estate brokers and builders to help us generate loan originations.

In order to differentiate ourselves from our competitors, we have stressed the use of personalized branch-oriented customer service. Rather than building additional electronic means for our customers to conduct banking, we have structured operations around a branch system that is staffed with knowledgeable and well-equipped employees. A key to ensuring a high level of quality customer service is our ongoing commitment to training all levels of our staff.

CCB anticipates continued strong loan growth and fee income that should help offset the decline in rate spread going forward. We are expanding our presence in the Minneapolis/St. Paul and Detroit markets through a mortgage banking operation. Loans funded in this program will be sold to Countrywide Financial Corporation with servicing released.

Our current business strategy is to operate as a well-capitalized, profitable and community-oriented savings bank dedicated to providing quality customer service. We intend to make primarily one- to four-family residential and consumer loans. Subject to capital requirements and our ability to continue to grow in a reasonable and prudent manner, we may open or acquire additional branches as opportunities arise. One element of our business plan is to open one branch per year in either the Minneapolis/St. Paul or Detroit markets. There can be no assurances that we will successfully implement our strategy.

Comparison of Operating Results for the Six Months Ended March 31, 2006 and March 31, 2005

Overview. For the six months ended March 31, 2006, CCB continued to see strong loan demand with a leveling off of the rapid deposit growth from the previous quarter as management reduced its cash position to fund the loan demand. Loan quality remains good with low delinquency levels and a continued reduction in provision for loan loss. Interest rates on deposits continued to increase at a slightly faster pace than the rates on loans. CCB incurred increased operating expenses, primarily associated with the two Michigan offices acquired July 1, 2005, and with non-recurring costs associated with overtime, training and other non-interest expenses related to the computer conversion completed during the quarter.

Net Income. Net income was $250,000 for the six months ended March 31, 2006, as compared to net income of $584,000 for the same period in 2005. The decrease was primarily a result of income generated from the January 12, 2005 merger of PULSE-EFT and Discover Financial Services. CCB was a stockholder and member of PULSE-EFT. As a result of the merger, CCB received $384,000 in pre-tax income in the second quarter of fiscal 2005 from this one-time event. Both net interest margin and interest spread decreased from 4.42% and 4.40%, respectively, for the prior six-month period to 3.53% and 3.47%, respectively, for the current six-month period. The decrease in both net interest margin and interest spread were a result of the increase in short-term interest rates and the flat yield curve that existed during the periods.

Total Interest Income. Total interest income increased by $2.1 million for the six-month period ended March 31, 2006, to $7.5 million from $5.4 million for the six-month period ended March 31, 2005. The increase was a result of an increase in the average balance of loans receivable attributed to strong loan demand. The yield on loans receivable decreased from 6.59% for the six-month period ended March 31, 2005, to 6.47% for the six-month period ended March 31, 2006, reflecting the payments and payoffs on higher yielding loans being replaced by new loans with lower interest rates.

Net Interest Income. Net interest income increased by $635,000 for the six-month period ended March 31, 2006, from $3.7 million to $4.4 million. The increase in net interest income was due to an increase in the average balance of loans receivable, partially offset by a decrease in average loan yield and an increase in interest expense due to an increase in the average balance of deposits and an increase in the average rate paid on interest-bearing liabilities. The average cost of interest-bearing liabilities increased from 2.35% for the six-month period ended March 31, 2005, to 3.08% for the current six-month period.

Provision for Loan Losses. We establish the provision for loan losses, which is charged to operations, at a level management believes will adjust the allowance for loan losses to reflect probable incurred credit losses in the loan portfolio. In evaluating the level of the allowance for loan losses, management considers the types of loans and the amount of loans in the loan portfolio, historical loss experience, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. Based on our evaluation of these factors, we made provisions of $108,000 for the six-month period ended March 31, 2006 compared to provisions of $202,000 for the prior six-month period. Non-performing assets were approximately $1.1 million at March 31, 2006, as compared to $701,000 at September 30, 2005. Non-performing assets were 0.43% of total assets as compared to 0.29% of total assets as of September 30, 2005. The primary cause of the increase was a result of one borrower filing bankruptcy. The borrower owes $293,000 on a loan secured by a one- to four-family home. Minimal loss is anticipated. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available, or as future events change. We used the same methodology and generally similar assumptions in assessing the loan allowance for both periods.

The level of the allowance is based on estimates and the ultimate losses may vary from the estimates. Management assesses the allowance for loan losses on a monthly basis and makes provisions for loan losses as necessary in order to maintain the allowance. While management uses available information to recognize losses on loans, future loan loss provisions may be necessary based on changes in economic conditions or changes in individual account conditions. In addition, various regulatory agencies, as an integral part in their examination process, periodically review the allowance for loan losses and may require us to recognize additional provisions based on their judgment of information available to them at the time of their examination.

Non-Interest Income. For the six-month period ended March 31, 2006, non-interest income decreased to $870,000 from $1.1 million for the six-month period ended March 31, 2005. The decrease came primarily as a result of non-recurring income generated from the previously discussed January 12, 2005 merger of PULSE-EFT and Discover Financial Services.

Non-Interest Expense. Non-interest expense increased from $3.7 million for the six-month period ended March 31, 2005 to $4.7 million for the same period in 2006. The increase was due primarily to the additional operating costs associated with the two Michigan offices acquired July 1, 2005, located in Rochester Hills and Lake Orion. In addition, there were non-recurring costs in the current periods associated with the February 2006 computer conversion due to considerable time and effort involved with the project. The cost of overtime, training, travel expenses, customer mailings and form replacement totaled approximately $50,000 during the period ended March 31, 2006.

Comparison of Operating Results for the Years Ended September 30, 2005 and September 30, 2004

Overview. Net income increased by 25.6% to $1.1 million for the year ended September 30, 2005 from $837,000 for the year ended September 30, 2004. The growth in net income at Citizens Community Federal was a result of an increase in non-interest income, and an increase in net interest income partially offset by an increase in non-interest expense.

Interest Income. Total interest and dividend income increased by $2.3 million or 24.0% to $11.9 million for the year ended September 30, 2005 from $9.6 million for the year ended September 30, 2004. The primary reason for the increase in interest income was the $38.6 million increase in the average outstanding balance of loans receivable from $138.3 million for the year ended September 30, 2004 to $176.8 million for the year ended September 30, 2005. The increase was the result of loan originations exceeding repayments due to strong loan demand and the merger of the Community Plus Savings Bank on July 1, 2005, with loans receivable of $26.7 million. The yield in average loans receivable decreased to 6.65% from 6.90%, reflecting the nearly steady long-term market rates of interest and the repayments and refinancing of higher yielding existing loans receivable. The increase in loan demand was a result of strong internal marketing to existing customers.

Interest Expense. Total interest expense increased $1.1 million, or 38.2% to $4.0 million for the year ended September 30, 2005, from $2.9 million for the year ended September 30, 2004. The increase in interest expense resulted from an increase in expenses on both deposits and interest on notes payable as a result of an increase in average deposits outstanding and an increase in advances from the Federal Home Loan Bank of Chicago. Management used the advances as it sought the most cost-effective source of funds. The use of borrowed funds helped to keep deposit yields lower than would have been necessary to attract the additional funding for loan demand. The average cost of interest- bearing liabilities increased from 2.22% for the year ended September 30, 2004 to 2.40% for the year ended September 30, 2005, reflecting generally higher market rates of interest in fiscal 2005.

Net Interest Income. Net interest income increased 17.9% to $7.9 million for the year ended September 30, 2005, from $6.7 million for the year ended September 30, 2004. The average net interest spread for fiscal 2005 was 4.10%, a decrease of 40 basis points from the average interest spread for 2004 of 4.50%. The average interest rate margin decreased 37 basis points to 4.33% from 4.70%. The net interest spread and net interest margin performance was a result of an increase in average outstanding balance of loans receivable offset by a reduction in loan yield and an increase in interest expense.

Provision for Loan Losses. We establish provisions for loan losses, which are charged to operations, at a level management believes will reflect probable incurred credit losses in the loan portfolio. In evaluating the level of the allowance for loan losses, management considers the types of loans and the amount of loans in the loan portfolio, historical loss experience, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions.

In fiscal 2005, we recorded a provision for loan losses of $414,000, compared to $396,000 in 2004. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available, or as future events change. The allowance for loan losses as a percentage of loans receivable increased to 0.37% at September 30, 2005, from 0.36% at September 30, 2004. The level of the allowance is based on estimates and the ultimate losses may vary from the estimates. Non-performing assets were approximately $701,000 at September 30, 2005, as compared to $697,000 at September 30, 2004.

Nonperforming loans at September 30, 2005 were 0.29% of total assets as compared to 0.43% of total assets at September 30, 2004. Net charged-off loans were $205,000 for the year ended September 30, 2005, compared to $309,000 for the year ended September 30, 2004. The allowance for loan losses as a percentage of non-performing loans was 118.3% at September 30, 2005 compared to 79.5% at September 30, 2004. The increase in the allowance was primarily a result of the 43% increase in loans receivable, including 29.3% in consumer loans, which are viewed as having a higher risk of loss than one- to four-family residential loans.

Management assesses the allowance for loan losses on a quarterly basis and makes provisions for loan losses as necessary in order to maintain the allowance. While management uses available information to recognize losses on loans, future loan loss provisions may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require us to recognize additional provisions based on their judgment of information available to them at the time of their examination. The allowance for loan losses as of September 30, 2005 was maintained at a level that represents management's best estimate of probable losses inherent in the loan portfolio, and such losses were both probable and reasonably estimable.

Non-Interest Income. Total non-interest income increased $600,000 from $1.4 million in fiscal 2004 to $2.0 million in fiscal 2005, as a result of continued strong loan fee income and income generated from the January 12, 2005 merger of PULSE-EFT and Discover Financial Services. CCB was a stockholder and member of PULSE-EFT. As a result of this merger, CCB received $448,000 in pre-tax income in fiscal 2005.

Non-Interest Expense. Total non-interest expense for the year ended September 30, 2005 increased 23.5% to $7.8 million from $6.3 million for the year ended September 30, 2004. The increase was primarily due to the additional operating cost associated with the three new branch offices; Oakdale, Minnesota, which opened in October 2004; and the two Michigan offices acquired July 1, 2005, located in Rochester Hills and Lake Orion.

Income Tax Expense. Income tax expense increased to $684,000, or 39.4% of income before income taxes for the year ended September 30, 2005, from $543,000, or 39.5% of income before income taxes for the year ended September 30, 2004. The increase was due to the increase in income before taxes.

Comparison of Operating Results for the Years Ended September 30, 2004 and September 30, 2003

Overview. Net income increased 40.0% to $837,000 for the year ended September 30, 2004 from $597,000 for the year ended September 30, 2003. The growth of net income at Citizens Community Federal was primarily a result of an increase in interest income due to an increase in loan activity and steady net interest margin and interest spread.

Interest Income. Total interest income increased by $791,000 or 9.0% to $9.6 million for the year ended September 30, 2004. The primary factor for the increase in interest income was the $29.3 million increase in the balance of loans receivable from $123.1 million for the year ended September 30, 2003 to $152.4 million for the year ended September 30, 2004. The increase was the result of loan originations exceeding repayments due to strong demand and continued lower interest rates in fiscal 2004. The yield on loans receivable decreased to 6.90%, from 7.69% reflecting the decrease in market rates of interest. The increase in loan demand was a result of strong internal marketing and the addition of the Mankato, Minnesota branch.

Interest Expense. Total interest expense decreased $288,000 or 9.1% to $2.9 million for the year ended September 30, 2004, from $3.2 million for the year ended September 30, 2003. The decrease in interest expense resulted primarily from a decrease in interest expense on deposit accounts. Interest expense on deposits decreased $400,000 or 12.6%, to $2.8 million for the year ended September 30, 2004, from $3.2 million for fiscal 2003. The decrease resulted from a 67 basis point decrease in the average cost of deposits to 2.22% from 2.89%, reflecting generally lower market rate of interest in fiscal 2004, partially offset by an increase in average deposits outstanding. The cost of borrowed funds increased from $2,000 for the year ended September 30, 2003, to $114,000 for the year ended September 30, 2004, an increase of $112,000. The increase was primarily a result of utilization of advances from the Federal Home Loan Bank of Chicago to fund increased loan demand as management sought the most cost-effective source of funds. The use of borrowed funds helped to keep deposit yields lower than would have been necessary to attract the additional funding for loan demand.

Net Interest Income. Net interest income increased 18.0% to $6.7 million for the year ended September 30, 2004, from $5.7 million for the year ended September 30, 2003. The average interest spread decreased 22 basis points for fiscal 2004 from 4.72% to 4.50%. The net interest rate margin decreased 17 basis points to 4.70% from 4.87%. The net interest spread and the net interest margin performance was a result of an increase in average loans receivable and the decrease in interest expense offsetting the decrease in average loan yield.

Provision for Loan Losses. We establish provisions for loan losses, which are charged to operations, at a level management believes will reflect probable incurred credit losses in the loan portfolio. In evaluating the level of the allowance for loan losses, management considers the types of loans and the amount of loans in the loan portfolio, historical loss experience, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions.

In fiscal 2004, we recorded a provision for loan losses of $396,000, compared to $406,000 in 2003. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available, or as future events change. The allowance for loan losses as a percentage of loans receivable decreased to 0.36% at September 30, 2004, from 0.38% at September 30, 2003. The level of the allowance is based on estimates and the ultimate losses may vary from the estimates. Non-performing assets were approximately $697,000 at September 30, 2004, as compared to $562,000 at September 30, 2003.

Management assesses the allowance for loan losses on a quarterly basis and makes provisions for loan losses as necessary in order to maintain the allowance. While management uses available information to recognize losses on loans, future loan loss provisions may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require us to recognize additional provisions based on their judgment of information available to them at the time of their examination. The allowance for loan losses as of September 30, 2004 was maintained at a level that represents management's best estimate of probable losses inherent in the loan portfolio, and such losses were both probable and reasonably estimable.

Non-Interest Income. Total non-interest income for the year ended September 30, 2004 increased $36,000 from fiscal 2003. The increase came primarily from additional fee income generated through product lines that were added during the calendar year 2003 for closing fees, form fees and GAP insurance.

Non-Interest Expense. Total non-interest expense for the year ended September 30, 2004 increased 12.1% to $6.3 million from $5.6 million for the year ended September 30, 2003. Salary increases represented 53.7% of the period increase. The increase was primarily due to normal salary increases and the additional staffing and operational expenses affiliated with the Mankato branch which was acquired on November 1, 2003.

Income Tax Expense. Income tax expense increased to $543,000, or 39.5% of income before income taxes for the year ended September 30, 2004, from $390,000, or 39.5% of income before income taxes for the year ended September 30, 2003. The increase was due to the increase in income before taxes.

Comparison of Financial Condition at March 31, 2006 and September 30, 2005

Total Assets. Total assets of CCB as of March 31, 2006 were $256.6 million, compared to $245.7 million as of September 30, 2005, an increase of $10.9 million, or 4.4%. Assets increased primarily as a result of an increase in loans receivable. Contributing to the increase in loans was the continued growth of the Mankato and Oakdale, Minnesota branches.

Cash and Cash Equivalents. Cash and cash equivalents decreased from $9.3 million on September 30, 2005 to $4.3 million on March 31, 2006. The decrease was a result of using cash to fund loan growth in the period.

Loans Receivable. Loans increased by $16.4 million, or 7.5%, from $218.7 million as of September 30, 2005 to $235.1 million as of March 31, 2006. At March 31, 2006, the loan portfolio was comprised of $154.2 million of loans secured by real estate, or 65.6% of total loans, $80.8 million of consumer loans, or 34.4% of total loans, and commercial loans of $74,000, less than 1% of total loans.

At September 30, 2005, the loan portfolio mix included real estate loans of $144.5 million or 66.1% of total loans, consumer loans of $74.2 million or 33.9% of total loans and commercial loans of $75,000, less than 1% of total loans. As noted above, approximately one-half of the increase in loans receivable was the result of loan production at the Mankato and Oakdale, Minnesota branches. At March 31, 2006, loans receivable were $15.2 million at Mankato and $15.8 million at Oakdale, compared to $11.2 million at Mankato and $11.6 million at Oakdale at September 30, 2005.

Allowance for Loan Losses. The following table is an analysis of the activity in the allowance for loan losses for the six-month periods ended March 31, 2006 and March 31, 2005.

	Six Months Ended March 31,
	2006	2005

Balance at Beginning	$803,218	$554,210

Provisions Charged to Operating Expense	108,451	202,136

Loans Charged Off	109,554	128,405

Recoveries on Loans	5,651	13,402

Balance at End	$807,766	$641,343

Office Properties and Equipment. Total investment in office properties and equipment was $2.9 million on September 30, 2005 and $3.6 million on March 31, 2006, an increase of $700,000 or 24.1%. The increase came primarily from the purchase of computer equipment and software totaling $800,000. On September 9, 2005, CCB entered into a series of purchase agreements and software user agreements with Information Technology, Inc. for computer equipment and software. The purchase was completed in March 2006.

Deposits. Deposits as of March 31, 2006 were $188.3 million, compared to $177.5 million as of September 30, 2005, an increase of $10.8 million, or 6.1%. The majority of the deposit growth came from the two Minnesota branch offices, as management sought the most cost-effective markets to attract deposits.

Borrowed Funds. Federal Home Loan Bank advances were unchanged at $36.2 million on September 30, 2005 and March 31, 2006.

Comparison of Financial Condition at September 30, 2005 and September 30, 2004

Total Assets. Total assets of CCB as of September 30, 2005 were $245.7 million as compared to $162.0 million as of September 30, 2004, an increase of 51.7%. Assets increased primarily as a result of a marked increase in loans receivable and the acquisition of Community Plus Savings Bank. Of the $83.7 million in increased assets, $52.3 million was due to the assets assumed by CCB through the acquisition of Community Plus Savings Bank, of which $26.7 million were loans receivable.

Loans Receivable. Loan demand was strong in 2005. Total loans, net of allowance for loan losses, increased by 43.0% from $152.4 million as of September 30, 2004 to $217.9 million as of September 30, 2005. Loan demand was strong in 2005 as a result of our marketing efforts. Management expects continued strong loan demand in fiscal 2006 as a result of our continuing marketing strategies, and our expanded market base as a result of our acquisition. At September 30, 2005, the loan portfolio consisted of: $144.6 million, or 66.1%, of loans secured by real estate; $74.2 million, or 33.9%, of consumer loans; and commercial loans of $75,000, or less than 1% of total loans. At September 30, 2004 the mix in the loan portfolio included real estate loans of $95.6 million or 62.4% of total loans, consumer loans of $57.4 million or 37.5% of total loans and commercial loans of $115,000, less than 1% of total loans.

Deposits. Deposits as of September 30, 2005 were $177.5 million, compared to $128.0 million as of September 30, 2004, an increase of $49.5 million, or 38.7%. The majority of the deposit growth came from the acquisition of Community Plus Savings Bank.

Borrowed Funds. Federal Home Loan Bank advances increased from $13.5 million at September 30, 2004 to $36.2 million at September 30, 2005, as the need to borrow funds to support loan demand increased.

Stockholders' Equity. Stockholders' equity increased $10.0 million to $29.6 million at September 30, 2005, from $19.6 million at September 30, 2004. The increase for the period was a result of retained earnings of $854,310 (net of $193,106 dividends paid), an increase in capital of $9.8 million as a result of the issuance of stock to Citizens Community MHC in connection with the July 1, 2005 acquisition of Community Plus Savings Bank, and a decrease of $673,000 related primarily to the shares of stock purchased for the recognition and retention plan.

Average Balances, Net Interest Income, Yields Earned and Rates Paid

The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. Also presented is the weighted average yield on interest-earning assets, rates paid on interest-bearing liabilities and the resultant spread at September 30, 2005. No tax equivalent adjustments were made. For 2005, average balances were calculated using quarter-end balances and for 2004, average balances were calculated using beginning and end of year balances, which would not result in materially different rates from those calculated using average monthly or daily balances. Non-accruing loans have been included in the table as loans carrying a zero yield.

	At March 31,	Six Months Ended March 31,						Year Ended September 30,
	2006	2006			2005			2005			2004			2003
	Average Yield/ Cost	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate

Interest-Earning Assets:
Cash equivalents	3.75%	$7,514	$134	3.58%	$4,098	$17	0.83%	$5,489	$134	2.44%	$4,133	$30	0.73%	$1,159	$41	3.54%
Loans receivable(1)	6.58	226,343	7,373	6.53	160,942	5,348	6.66	176,802	11,763	6.65	138,252	9,545	6.90	113,599	8,732	7.69
Other interest-bearing deposits	2.89	1,277	23	3.61	---	---	---	215	8	3.72	---	---	---	743	15	2.02
Securities available for sale	4.11	1,905	33	3.47	---	---	---	522	21	4.02	---	---	---	---	---	---
Federal Home Loan Bank stock	3.67	2,025	30	2.97	984	26	5.30	1,345	54	4.01	749	45	6.01	612	41	6.70
Total interest-earning assets	6.62	$239,065	7,593	6.37	$166,197	5,391	6.51	$184,373	11,980	6.50	$143,134	9,620	6.72	$116,113	8,829	7.60

Interest-Bearing Liabilities:
Savings accounts	0.66	$24,134	73	0.61	$13,550	53	0.78	$15,877	122	0.77	$14,020	115	0.82	$13,601	115	0.85
Demand accounts(2)	0.13	19,517	14	0.14	11,938	15	0.25	13,346	30	0.22	11,003	31	0.28	9,966	30	0.30
Money market accounts	1.87	28,865	263	1.83	23,767	218	1.84	24,527	433	1.77	19,739	389	1.97	13,703	216	1.58
CDs	3.93	101,189	1,851	3.67	71,988	1,037	2.89	78,052	2,370	3.04	67,553	1,969	2.91	63,571	2,451	3.86
IRAs	3.45	10,561	167	3.17	8,981	133	2.97	9,316	308	3.31	9,156	302	3.30	8,857	363	4.10
Federal Home Loan Bank advances	4.94	34,414	773	4.50	18,667	193	2.07	25,140	729	2.90	8,600	83	0.97	383	2	0.52
Total interest-bearing liabilities	3.09	$218,680	3,141	2.88	$148,891	1,649	2.22	$166,258	3,992	2.40	$130,071	2,889	2.22	$110,081	3,177	2.89

Net interest income			$4,452			$3,742			$7,988			$6,731			$5,652
Net interest rate spread	3.53%			3.49%			4.29%			4.10%			4.50%			4.72%
Net interest margin (3)				3.73%			4.52%			4.33%			4.70%			4.87
Average interest-earning assets to average interest- liabilities			1.09x			1.12x			1.11x			1.10x			1.05x
_________________
(1)	Calculated net of loan fees ($(69) in March 2006 and $6 in March 2005; $(54) in 2005 and $(1) in 2004 and $50 in 2003), loan discounts, loans in process and allowance for losses on loans.
(2)
Includes $15.0 million and $6.9 million of non-interest-bearing demand deposits during the six months ended March 31, 2006 and 2005, respectively; includes $8.2 million, $5.9 million and $4.9 million of non-interest-bearing demand deposits during the years ended September 30, 2005, 2004 and 2003, respectively.

(3)	Net interest income divided by interest-earning assets.

Rate/Volume Analysis

The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in volume, which are changes in volume multiplied by the old rate, and (2) changes in rate, which are changes in rate multiplied by the old volume. Changes attributable to both rate and volume which cannot be segregated have been allocated proportionately to the change due to volume and the change due to rate.

	Six Months Ended March 31, 2006 vs. 2005			Year Ended September 30, 2005 vs. 2004			Year Ended September 30, 2004 vs. 2003
	Increase (Decrease) Due to			Increase (Decrease) Due to			Increase (Decrease) Due to
	Volume	Rate	Total Increase (Decrease)	Volume	Rate	Total Increase (Decrease)	Volume	Rate	Total Increase (Decrease)
	(In Thousands)

Interest-earning assets:
Loans receivable(1)	$3,240	$(217)	$3,023	$2,576	$(358)	$2,218	$1,767	$(954)	$813
Other	248	(23)	225	113	29	142	42	(64)	(22)

Total interest-earning assets	$3,488	$(240)	3,248	$2,689	$(329)	2,360	$1,809	$(1,018)	791

Interest-bearing liabilities:
Savings accounts	$54	$(30)	24	$15	$(8)	7	$3	(3)	0
Demand accounts	11	(13)	(2)	6	(7)	(1)	3	(2)	1
Money market accounts	79	16	95	87	(43)	44	110	63	173
IRA accounts	40	(13)	27	316	85	401	146	(628)	(482)
Certificates of deposit	788	554	1,342	5	(1)	6	12	(73)	(61)
FHLB advances	328	493	821	316	330	646	78	3	81

Total interest-bearing liabilities	$1,300	$1,007	2,307	$745	$358	1,103	$353	$641	(288)

Net interest income			$940			$1,257			$1,079
______________
(1) Calculated net of loan fees of $(69) in 2006, $(54) in 2005, $(1) in 2004 and $50 in 2003.

Liquidity and Commitments

We are required to have enough investments that qualify as liquid assets in order to maintain sufficient liquidity to ensure a safe and sound operation. Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans. Historically, we have maintained liquid assets above levels believed to be adequate to meet the requirements of normal operations, including potential deposit outflows. Cash flow projections are regularly reviewed and updated to assure that adequate liquidity is maintained. At March 31, 2006, our liquidity ratio, which is our liquid assets as a percentage of net withdrawable savings deposits with a maturity of one year or less and current borrowings was 7.19%.

Citizens Community Federal's liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. Citizens Community Federal's primary sources of funds are deposits, amortization, prepayments and maturities of outstanding loans and other short-term investments and funds provided from operations. While scheduled payments from the amortization of loans and maturing short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. In addition, Citizens Community Federal invests excess funds in short-term interest-earning assets, which provide liquidity to meet lending requirements. Citizens Community Federal also generates cash through borrowings. Citizens Community Federal utilizes Federal Home Loan Bank advances to leverage its capital base and provide funds for its lending and investment activities, and to enhance its interest rate risk management.

Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits or certificates of deposit in other financial institutions. On a longer term basis, Citizens Community Federal maintains a strategy of investing in various lending products as described in greater detail under "Business Strategies." Citizens Community Federal uses its sources of funds primarily to meet its ongoing commitments, to pay maturing certificates of deposit and savings withdrawals, and to fund loan commitments.

At March 31, 2006, the total approved loan origination commitments outstanding amounted to $378,000. At the same date, unused approved lines of credit to our customers were $7.8 million and certificates of deposit scheduled to mature in one year or less, totaled $61.0 million.

The average cost of deposits has increased throughout fiscal 2005 and the first six months of 2006, management's policy is to maintain deposit rates at levels that are competitive with other local financial institutions. Based on the competitive rates and on historical experience, management believes that a significant portion of maturing deposits will remain with Citizens Community Federal. In addition, the Bank had the ability as of March 31, 2006 to borrow an additional $72.1 million from the Federal Home Loan Bank of Chicago as a funding source to meet commitments and for liquidity purposes.

Capital

Consistent with its goals to operate a sound and profitable financial organization, Citizens Community Federal actively seeks to maintain a "well capitalized" institution in accordance with regulatory standards. Total equity of Citizens Community Federal was $19.9 million at March 31, 2006, or 8.0% of total assets on that date. As of March 31, 2006, Citizens Community Federal exceeded all capital requirements of the Office of Thrift Supervision. Citizens Community Federal's regulatory capital ratios at March 31, 2006 were as follows: core capital 7.7%; Tier I risk-based capital, 11.7%; and total risk-based capital, 12.1%. The regulatory capital requirements to be considered well capitalized are 5.0%, 6.0% and 10.0%, respectively.

Impact of Inflation

The consolidated financial statements presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Our primary assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates, however, do not necessarily move in the same direction or with the same magnitude as the price of goods and services, since such prices are affected by inflation. In a period of rapidly rising interest rates, the liquidity and maturity structures of our assets and liabilities are critical to the maintenance of acceptable performance levels.

The principal effect of inflation, as distinct from levels of interest rates, on earnings is in the area of noninterest expense. Such expense items as employee compensation, employee benefits and occupancy and equipment costs may be subject to increases as a result of inflation. An additional effect of inflation is the possible increase in the dollar value of the collateral securing loans that we have made. We are unable to determine the extent, if any, to which properties securing our loans have appreciated in dollar value due to inflation.

Recent Accounting Pronouncements

The Financial Accounting Standard Board ("FASB") recently issued the following accounting standards related to the financial services industry:

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment, which replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123R requires that the cost of share-based payment transactions (including those with employees and nonemployees) be recognized in the financial statements. SFAS No. 123R applies to all share-based payment transactions in which an entity acquires goods or services by issuing (or offering to issue) its shares, share options, or other equity instruments (except for those held by an ESOP) or by incurring liabilities (1) in amounts based (even in part) on the price of the entity's shares or other equity instruments, or (2) that require (or may require) settlement by the issuance of an entity's shares or other equity instruments.

CCB plans to adopt SFAS No. 123R, as required, on October 1, 2006. While CCB is still in the process of evaluating the effect of the FASB statement on the financial statements, Note 1 does disclose the effect on earnings had SFAS No. 123 been adopted in prior periods. Since the statement will be adopted using the modified-prospective method, the effect the adoption will have on the financial statements can be materially impacted by the number of options granted in future periods and existing grants not yet vested.

Quantitative and Qualitative Disclosures About Market Risk

Our Risk When Interest Rates Change. The rates of interest we earn on assets and pay on liabilities generally are established contractually for a period of time. Market interest rates change over time. Accordingly, our results of operations, like those of other financial institutions, are impacted by changes in interest rates and the interest rate sensitivity of our assets and liabilities. The risk associated with changes in interest rates and our ability to adapt to these changes is known as interest rate risk and is our most significant market risk.

How We Measure Our Risk of Interest Rate Changes. As part of our attempt to manage our exposure to changes in interest rates and comply with applicable regulations, we monitor our interest rate risk. In monitoring interest rate risk we continually analyze and manage assets and liabilities based on their payment streams and interest rates, the timing of their maturities, and their sensitivity to actual or potential changes in market interest rates.

In order to manage the potential for adverse effects of material and prolonged increases in interest rates on our results of operations, we adopted asset and liability management policies to better align the maturities and repricing terms of our interest-earning assets and interest-bearing liabilities. These policies are implemented by the asset and liability management committee. The asset and liability management committee is comprised of members of senior management. The asset and liability management committee establishes guidelines for and monitors the volume and mix of assets and funding sources taking into account relative costs and spreads, interest rate sensitivity and liquidity needs. The objectives are to manage assets and funding sources to produce results that are consistent with liquidity, capital adequacy, growth, risk and profitability goals. The asset and liability management committee generally meets on a weekly basis to review, among other things, economic conditions and interest rate outlook, current and projected liquidity needs and capital position, anticipated changes in the volume and mix of assets and liabilities and interest rate risk exposure limits versus current projections pursuant to net present value of portfolio equity analysis. At each meeting, the asset and liability management committee recommends strategy changes, as appropriate, based on this review. The committee is responsible for reviewing and reporting on the effects of the policy implementations and strategies to the board of directors on a monthly basis.

In order to manage our assets and liabilities and achieve the desired liquidity, credit quality, interest rate risk, profitability and capital targets, we have focused our strategies on:

•	originating first mortgage loans, with a clause allowing for payment on demand after a stated period of time,

•	originating shorter-term consumer loans,

•	originating prime-based home equity lines of credit,

•	managing our deposits to establish stable deposit relationships,

•	using Federal Home Loan Bank advances to align maturities and repricing terms, and

•	attempting to limit the percentage of long-term fixed-rate loans in our portfolio which do not contain a payable on demand clause.

At times, depending on the level of general interest rates, the relationship between long- and short-term interest rates, market conditions and competitive factors, the asset and liability management committee may determine to increase Citizens Community Federal's interest rate risk position somewhat in order to maintain its net interest margin.

In light of our performance in 2005 and first two quarters of 2006, management believes our strategies have proven to be effective. Credit quality continued to be strong with delinquency and charge-off ratios remaining low. Interest rate risk, defined by net portfolio value, continued to show minimal risk. By continuing to use our payment on demand clauses on our first mortgage loan originations, less than 10% of the Citizen Community Federal assets were represented by traditional fixed-rate mortgage loans with amortizations of fifteen years or greater. Citizen Community Federal’s profitability increased compared to fiscal 2004 with capital levels remaining on target.

As part of its procedures, the asset and liability management committee regularly reviews interest rate risk by forecasting the impact of alternative interest rate environments on net interest income and market value of portfolio equity. Market value of portfolio equity is defined as the net present value of an institution's existing assets, liabilities and off-balance sheet instruments, and evaluating such impacts against the maximum potential changes in net interest income and market value of portfolio equity that are authorized by the board of directors of Citizens Community Federal.

The following table sets forth, at March 31, 2006, an analysis of Citizen Community Federal's interest rate risk as measured by the estimated changes in NPV resulting from instantaneous and sustained parallel shifts in the yield curve (up 300 basis points and down 200 basis points, measured in 100 basis point increments). As of March 31, 2006, due to the current level of interest rates, the OTS no longer provides NPV estimates for decreases in interest rates greater than 200 basis points.

Change in Interest Rates in Basis Points ("bp")	Net Portfolio Value			Net Portfolio Value as % of Present Value of Assets
(Rate Shock in Rates) (1)	Amount	Change	Change	NPV Ratio	Change
	(Dollars in Thousands)
+300 bp	$16,520	$(6,405)	(28)%	6.83%	(227	) bp
+200 bp	18,715	(4,220)	(18)	7.62	(147)
+100 bp	20,880	(2,055)	(9)	8.39	(71)
0 bp	22,935	---	---	9.10	---
-100 bp	24,605	1,670	7	9.65	55
-200 bp	25,468	2,533	11	9.90	81
___________
(1)	Assumes an instantaneous uniform change in interest rates at all maturities.

For comparative purposes, the table below sets forth, at September 30, 2005, an analysis of Citizen Community Federal's interest rate risk as measured by the estimated changes in NPV resulting from instantaneous and sustained parallel shifts in the yield curve (up 300 basis points and down 200 basis points, measured in 100 basis point increments). As of September 30, 2005, due to the current level of interest rates, the OTS no longer provides NPV estimates for decreases in interest rates greater than 200 basis points.

Change in Interest Rates in Basis Points ("bp")	Net Portfolio Value			Net Portfolio Value as % of Present Value of Assets
(Rate Shock in Rates) (1)	Amount	Change	Change	NPV Ratio	Change
	(Dollars in Thousands)
+300 bp	$17,011	$(5,622)	(25)%	7.34%	(206	) bp
+200 bp	18,970	(3,644)	(16)	8.08	(132)
+100 bp	20,886	(1,748)	(8)	8.78	(62)
0 bp	22,634	---	---	9.40	---
-100 bp	23,823	1,189	5	9.79	140
-200 bp	2,131	1,497	117	9.86	46
___________
(1)	Assumes an instantaneous uniform change in interest rates at all maturities.

The OTS uses certain assumptions in assessing the interest rate risk of savings associations. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others.

The assumptions used by management to evaluate the vulnerability of Citizens Community Federal's operations to changes in interest rates in the table above are utilized in, and set forth under, the gap table below. Although management finds these assumptions reasonable, the interest rate sensitivity of Citizens Community Federal's assets and liabilities and the estimated effects of changes in interest rates on Citizens Community Federal's net interest income and market value of portfolio equity indicated in the above table could vary substantially if different assumptions were used or actual experience differs from such assumptions.

The following table summarizes the anticipated maturities or repricing of Citizens Community Federal's interest-earning assets and interest-bearing liabilities at March 31, 2006, based on the information and assumptions set forth below.

	Six Months or Less	Over Six Months to One Year	Over One to Three Years	Over Three to Five Years	Over Five Years	Total
	(Dollars in Thousands)
Real estate mortgage loans	$28,378	$20,601	$54,480	$27,391	$23,457	$154,307
Consumer loans	36,844	24,363	16,157	1,445	2,016	80,825
Securities available for sale	1,073	73	311	179	235	1,871
Other interest-bearing deposits	564	589	---	---	---	1,153
Federal Home Loan Bank stock	1,826	---	---	---	---	1,826
Cash equivalents	4,296	---	---	---	---	4,296
Total interest-earning assets	72,981	45,626	70,948	29,015	25,708	244,278

Savings accounts	2,665	2,665	20,488	820	39	26,677
Demand and money market	6,879	6,879	10,317	2,580	21,056	47,711
Certificates of deposit	29,701	31,287	43,986	8,900	---	113,874
FHLB advances	28,850	---	7,350	---	---	36,200
Total interest-bearing liabilities	68,095	40,831	82,141	12,300	21,095	224,462

Interest-earning assets less interest-bearing liabilities	$4,886	$4,795	$(11,193)	$16,715	$4,613	$19,816

Cumulative interest rate sensitivity gap	$4,886	$9,681	$(1,152)	$15,203	$19,816	$19,816

Cumulative interest rate gap as a percentage of assets at March 31, 2006	1.90%	3.77%	(0.59)%	5.92%	7.72%	7.72%

Cumulative interest rate gap as a percentage of interest-earning assets at March 31, 2006	2.00%	3.96%	(0.62)%	6.23%	8.11%	8.11%

The difference between repricing assets and liabilities for a specific period is referred to as the GAP. An excess of repriceable assets over liabilities is referred to as a positive gap. An excess of repriceable liabilities over assets is referred to as a negative gap. The cumulative gap is the summation of the gap for all periods to the end of the period for which the cumulative gap is being measured.

Assets and liabilities scheduled to reprice are included in the period in which the rate is next scheduled to adjust rather than in the period in which the assets or liabilities are due. Fixed-rate loans are included in the periods in which they are scheduled to be repaid, based on scheduled amortization, as adjusted to take into account estimated prepayments based on OTS prepayment tables. No effect is given to the payable on demand clause in certain mortgage loans originated by Citizens Community Federal.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, a limited amount of our assets have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, if interest rates change, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

Critical Accounting Policies

There are certain accounting policies that we have established which require us to use our judgment. The only critical accounting policy, in addition to the policies included in Note 1, "Summary of Significant Accounting Policies," to the Consolidated Financial Statements, is as follows:

Allowance for Loan Losses. Establishing the amount of the allowance for loan losses requires the use of our judgment. We evaluate our assets at least quarterly, and review their risk components as part of that evaluation. If we misjudge a major component and experience a loss, it will likely affect our earnings. In addition, by the very nature of the determination of the allowance, developments as to particular loans can affect year-to-year provision amounts. We consistently challenge ourselves in the review of the risk components to identify any changes in trends and their cause.

BUSINESS OF CITIZENS COMMUNITY BANCORP, INC.

Citizens Community Bancorp, Inc. has not engaged in any significant business to date. Its primary activity will be to hold all of the stock of Citizens Community Federal. Citizens Community Bancorp, Inc. will invest the proceeds of the Stock Offering to support the growth of Citizens Community Bancorp, Inc., including through potential acquisitions or new branches. See “How We Intend to Use the Proceeds of the Stock Offering.” In the future, it may pursue other business activities, including mergers and acquisitions, investment alternatives and diversification of operations. There are, however, no current understandings or agreements for these activities. Citizens Community Bancorp, Inc. will not maintain offices separate from those of Citizens Community Federal or employ any persons other than certain of Citizens Community Federal's officers. Officers of Citizens Community Bancorp, Inc. will not be separately compensated for their service.

CCB is currently the middle-tier federal stock holding company and sole stockholder of Citizens Community Federal. Citizens Community Federal previously converted from a federal mutual savings bank to the mutual holding company form of organization in March 2004. At the same time, CCB was chartered as the mid-tier stock holding company for Citizens Community Federal. In connection with that mutual holding company reorganization, CCB undertook a minority stock offering and sold 32% of its outstanding stock to the public, and the remaining 68% of its common stock was issued to Citizens Community MHC, its parent mutual holding company.

Since then, CCB has repurchased some of its publicly held shares and has issued restricted stock and other stock-related awards to management. See “Management - Benefits -- Existing Stock Options and Restricted Stock.” In addition, in connection with the acquisition of Community Plus Savings Bank, a mutual institution, on July 1, 2005, CCB issued an additional 705,569 shares of its common stock to Citizens Community MHC.

At the conclusion of this Stock Offering and the completion of the Conversion of Citizens Community MHC, CCB will cease to exist, and will be succeeded by a newly formed Maryland corporation called Citizens Community Bancorp, Inc., which will own all of the outstanding common stock of Citizens Community Federal. As of March 31, 2006, CCB had 3,724,628 shares of common stock issued and outstanding. Citizens Community MHC owns 2,768,669 shares, or 74%, of CCB's outstanding common stock. The remaining shares of common stock are held by the public.

At March 31, 2006, CCB had total assets of $256.6 million, total deposits of $188.3 million and stockholders' equity of $29.8 million.

CCB’s internet website is www.citizenscommunityfederal.net under “News.” CCB makes available free of charge on or through its website its annual reports on Forms 10-KSB, quarterly reports on Forms 10-QSB, current reports on Forms 8-K and any amendments to these reports filed or furnished pursuant to the Securities and Exchange Act of 1934, as soon as reasonably practicable after CCB electronically files such material with, or furnishes it to, the SEC. Except as specifically incorporated by reference into this Prospectus, information on our website is not a part of this Prospectus.

BUSINESS OF CITIZENS COMMUNITY FEDERAL

Historically, Citizens Community Federal was a federal credit union, which accepted deposits and made loans to members, who were the people who lived, worked or worshipped in the Wisconsin counties of Chippewa and Eau Claire, and parts of Pepin, Buffalo and Trempealeau. Through an acquisition in 2003, we expanded operations into Minnesota. In addition, this included businesses and other entities located in these counties, and members and employees of the Hocak Nation. In December 2001, Citizens Community Federal converted to a federal mutual savings bank in order to better serve our customers and the local community through the broader lending ability of a federal savings bank and to expand our customer base beyond the limited field of membership permitted for credit unions. As a federal savings bank, Citizens Community Federal has expanded authority in structuring residential mortgage and consumer loans. It also has the ability to make commercial loans, though it does not engage in such lending at this time. In 2004, Citizens Community Federal reorganized into the mutual holding company form of organization and became a federal stock savings bank. On July 1, 2005, we acquired Community Plus Savings Bank, Rochester Hills, Michigan, through a merger with and into Citizens Community Federal. Citizens Community Federal is a federally chartered stock savings bank with twelve full-service offices in Wisconsin, Minnesota and Michigan.

Market Area

Citizens Community Federal is a community-oriented financial institution offering a variety of financial services to meet the needs of the communities we serve. Citizens Community Federal is headquartered in Eau Claire, Wisconsin, and has twelve retail offices primarily serving Eau Claire, Buffalo, Jackson, Sauk, Barron and Chippewa counties in Wisconsin; Blue Earth and Washington Counties in Minnesota; and Oakland and McComb counties in Michigan. The geographic market area for loans and deposits is principally northwestern and central Wisconsin, south central Minnesota, and southeastern Michigan.

In all but Washington, Oakland and McComb counties, the economy is balanced between manufacturing and service-oriented jobs. Median household income and per capita income for this area are below the state and national averages, reflecting the lack of urban nature of the market and availability of high paying white collar and technical jobs. Washington, Oakland and McComb counties, all located in or near large metropolitan areas, have a more diverse economy. Our expansion efforts are concentrated in those counties. Major employers in our market area include Chippewa Valley Technical College, Consumer Co-op Association, University of Wisconsin-Eau Claire, Taylor Corporation, Trans Industries Inc. and Energy Conversion Devices Inc.

Competition

Citizens Community Federal faces strong competition in originating real estate and consumer loans and in attracting deposits. Competition in originating real estate loans comes primarily from other savings institutions, commercial banks, credit unions and mortgage bankers. Other savings institutions, commercial banks, credit unions and finance companies provide vigorous competition in consumer lending.

Citizens Community Federal attracts deposits through its branch office system. Competition for those deposits is principally from other savings institutions, commercial banks and credit unions located in the same community, as well as mutual funds and other alternative investments. Citizens Community Federal competes for these deposits by offering superior service and a variety of deposit accounts at competitive rates. Based on branch deposit data provided by the FDIC at June 30, 2005, Citizens Community Federal's share of deposits was approximately 8.78% in Eau Claire County and less than 2.53% in all other market area counties.

Lending Activities

General. Citizens Community Federal's first mortgage loans carry a fixed rate of interest. First mortgage loans generally are long-term and amortize on a monthly basis with principal and interest due each month. A majority of Citizens Community Federal's first mortgage loans also contain a payable on demand clause, which allows Citizens Community Federal to call the loan due after a stated period, usually between two and five years from origination. Citizens Community Federal also has home equity loans in its portfolio, which have an interest rate that adjusts based on the prime rate. At March 31, 2006 and September 30, 2005, the net loan portfolio totaled $234.3 million and $217.9 million, respectively, which constituted 91.3% and 88.7% of total assets, respectively.

Mortgage loans up to $500,000 and consumer loans may be approved at various levels by loan officers and senior management. The President may approve loans up to our regulatory lending limit, which is currently $2.9 million, along with recommendations from the Chief Financial Officer and the Executive Vice President. Loans outside our general underwriting guidelines must be approved by the board of directors.

At March 31, 2006, the maximum amount which Citizens Community Federal could have loaned to any one borrower and the borrower's related entities was approximately $2.9 million. The largest lending relationship to a single borrower or a group of related borrowers consisted of three loans to a single borrower with a total balance of $460,000. These loans were current as of March 31, 2006.

Loan Portfolio Composition. The following table presents information concerning the composition of the Citizen Community Federal’s loan portfolio in dollar amounts and in percentages (before deductions for allowances for loan losses) as of the dates indicated.

	At March 31,		At September 30,
	2006		2005		2004		2003		2002		2001
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in Thousands)

Real Estate Loans:
One - to four-family first mortgages	$146,077	62.1%	$136,647	62.5%	$89,841	58.8%	$71,108	57.5%	$54,505	52.2%	$43,026	45.8%
Second mortgages	7,960	3.4	7,630	3.5	5,398	3.5	4,661	3.8	5,687	5.4	1,638	1.7
Multi-family and commercial	270	0.1	274	0.1	321	0.2	239	0.3	147	0.1	---	---
Total real estate loans	154,307	65.6	144,551	66.1	95,560	62.5	76,008	61.6	60,339	57.7	44,664	47.5

Consumer Loans:
Automobile (1)	25,223	10.7	25,980	11.9	25,808	16.9	26,905	21.7	29,882	28.6	26,403	28.1
Other secured personal loans (2)	51,162	21.8	43,460	19.8	27,607	18.0	17,028	13.8	10,615	10.2	18,738	20.0
Unsecured personal loans (3)	4,440	1.9	4,743	2.2	3,955	2.6	3,633	2.9	3,604	3.5	4,119	4.4
Total consumer loans	80,825	34.4	74,183	33.9	57,370	37.5	47,566	38.4	44,101	42.3	49,260	52.5

Total loans	235,132	100.0%	218,734	100.0%	152,930	100.0%	123,574	100.0%	104,440	100.0%	93,924	100.0%

Less:
Allowance for loan losses	808		803		554		467		349		306

Total loans receivable, net	$234,324		$217,931		$152,376		$123,107		$104,091		$93,618

_______________
(1)	Includes both direct and indirect lending activities.
(2)	Includes both direct and indirect lending activities for personal items other than automobiles.
(3)	Includes only direct lending.

The following table shows the composition of Citizen Community Federal’s loan portfolio by fixed- and adjustable-rate at the dates indicated.

	At March 31,		At September 30,
	2006		2005		2004		2003		2002		2001
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in Thousands)
Fixed Rate Loans
Real estate
One - to four-family first mortgages (1)	$137,685	58.6%	$128,300	58.7%	$89,841	58.8%	$71,108	57.5%	$54,505	52.2%	$43,026	45.8%
Second mortgages	6,868	2.9	6,189	2.8	4,772	3.1	4,099	3.3	5,303	5.1	1,148	1.2
Multi-family and commercial	270	0.1	274	0.1	321	0.2	239	0.3	147	0.1	---	---
Total fixed-rate real estate loans	144,823	61.6	134,763	61.6	94,934	62.1	75,446	61.1	59,955	57.4	44,174	47.0

Consumer loans	80,825	34.4	74,183	33.9	57,370	37.5	47,566	38.5	44,101	42.2	49,260	52.5

Total fixed rate loans	225,648	96.0	208,946	95.5	152,304	99.6	123,012	99.6	104,056	99.6	93,434	99.5

Adjustable Rate Loans
Real estate
One - to four-family first mortgages	8,392	3.6	8,347	3.8	---	---	---	---	---	---	---	---
Second mortgages	1,092	0.4	1,441	0.7	626	0.4	562	0.4	384	0.4	490	0.5
Multi-family and commercial	---	---	---	---	---	---	---	---	---	---	---	---
Total adjustable rate real estate loans	9,484	4.0	9,788	4.5	626	0.4	562	0.4	384	0.4	490	0.5

Consumer	---	---	---	---	---	---	---	---	---	---	---	---

Total adjustable rate loans	9,484	4.0	9,788	4.5	626	0.4	562	0.4	384	0.4	490	0.5

Total loans	235,132	100.0%	218,734	100.0%	152,930	100.0%	123,574	100.0%	104,440	100.0%	93,924	100.0%

Less:
Allowance for loan losses	808		803		554		467		349		306

Total loans receivable, net	$234,324		$217,931		$152,376		$123,107		$104,091		$93,618
__________________
(1)	Includes $111.7 million in March 2006, $102.9 million in 2005, $81.6 million in 2004, $66.4 million in 2003, $51.2 million in 2002 and $41.3 million in 2001 of loans with a payable on demand clause.

The following schedule illustrates the contractual maturity of Citizen Community Federal’s loan portfolio at March 31, 2006. Mortgages which have adjustable or renegotiable interest rates are shown as maturing in the period during which the contract is due. The schedule does not reflect the effects of possible prepayments or enforcement of due-on-demand clauses.

	Real Estate						Consumer
	One- to Four-Family First Mortgage(1)		Second Mortgage		Multi-Family and Commercial		Automobile		Secured Personal		Unsecured Personal		Total
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)

2007(2)	$9,095	4.77%	$1,355	8.99%	$40	5.75%	$986	8.61%	$1,327	6.71%	$2,785	12.20%	$15,588	6.87%
2008	169	6.40	411	8.05	138	7.25	2,941	8.29	1,763	8.22	534	10.18	5,956	8.34
2009	221	5.15	874	7.79	---	---	6,283	7.83	4,288	7.61	488	9.62	12,154	7.77
2010 - 2011	969	6.17	2,886	7.41	59	6.75	12,845	7.58	13,837	7.51	633	9.95	31,229	7.54
2012 - 2013	1,314	6.23	969	7.80	---	---	1,758	6.81	6,533	7.33	---	---	10,574	7.15
2014 - 2028	51,030	5.91	1,196	7.33	33	6.50	410	7.09	23,414	7.05	---	---	76,083	6.29
2029 and after	83,279	6.22	269	5.99	---	---	---	---	---	---	---	---	83,548	6.22

	$146,077	6.02	$7,960	7.74	$270	6.83	$25,223	7.70	$51,162	7.29	$4,440	11.35	$235,132	6.64
_______________
(1)	Includes $111.7 million of loans with a payable on demand clause.
(2)	Includes home equity lines of credit, credit card loans, loans having no stated maturity and overdraft loans.

The total amount of loans due after March 31, 2006 which have predetermined interest rates is $225.6 million, while the total amount of loans due after such date which have floating or adjustable interest rates is $9.5 million.

First Mortgage Lending. Citizens Community Federal focuses its lending efforts primarily on the origination of loans secured by first mortgages on owner-occupied, one- to four-family residences in our market area. At March 31, 2006 and September 30, 2005, one- to four-family residential mortgage loans totaled $146.1 and $136.6 million, or 62.1% and 62.5% of the gross loan portfolio, respectively.

For the year, mortgage originations increased primarily due to general increases in demand throughout all of our markets. In addition, Citizens Community Federal's new branch in Oakdale, Minnesota and the acquisition of Community Plus Savings Bank in Michigan accounted for mortgage increases over the previous year.

Citizens Community Federal generally underwrites its one- to four-family loans based on the applicant's employment and credit history, their debt to income ratio and the appraised value of the subject property. Presently, Citizens Community Federal generally lends up to 80% of the appraised value for one- to four-family residential loans and up to 70% for non-owner occupied residential loans. For loans used to purchase the property with a loan-to-value ratio in excess of 80%, Citizens Community Federal requires private mortgage insurance in order to reduce our exposure below 80%. Properties securing one- to four-family loans are appraised by independent fee appraisers approved by the board of directors to the extent the loan exceeds $50,000. In-house appraisals, prepared by persons other than the originating loan officer, may be used for loans of less than $50,000, or loans of less than $100,000 if the loan-to-value ratio is less than 50%. Citizens Community Federal requires its borrowers to obtain evidence of clear title and hazard insurance, and flood insurance, if necessary.

Citizens Community Federal currently originates most of its one- to four-family mortgage loans on a fixed-rate basis. Citizens Community Federal's pricing strategy for mortgage loans includes setting interest rates that benefit our asset/liability management strategies. Our one- to four-family loans are not assumable.

Most mortgage loans include a payable on demand clause, which allows the loan to be called at any time after the demand date. The purpose behind the payable on demand clause is to provide Citizens Community with some protection against sharp and prolonged interest rate increases. Citizens Community Federal has had no reason to utilize the clause over the past several years, because rates have been historically low during this period (although they have moved up over the last 18 months). May 2000 was the last and only time the clause was utilized. At that time, 13 loans, totaling $541,442, were called. It is Citizens Community Federal’s policy to write the majority of its real estate loans with a payable on demand clause. The intent of the clause is to give Citizens Community Federal some ability to protect against sharp and prolonged interest rate increases and their impact on net interest margin. The clause is not intended for responding to temporary interest rate fluctuations. The following factors are considered in determining whether and when to utilize the clause: (1) a significant, prolonged increase in market rates of interest; (2) the liquidity needs of Citizens Community Federal; (3) Citizens Community Federal’s desire to restructure its balance sheet; and (4) an unsatisfactory payment history, including real estate taxes. Other factors considered include the remaining term of the loan (i.e., a shorter remaining term could justify not calling a loan with the same rate as a loan with a longer remaining term), other lending relationships, payment history and the equity position of the borrower. When Citizens Community Federal determines to utilize the clause, we call loans with the lowest interest rates first.

The following trigger guidelines are used to determine whether to utilize the payable on demand clause: (1) when rates available for six month investment certificates of deposit exceed the rate on loans calling the payable on demand clause by more than 75 basis points, or (2) when local market rates of interest for real estate loans exceed the rate on existing loans with the payable on demand clause by 150 basis points. If either of these triggers are reached, management has 12 months to utilize the clause and call loans, if management determines that doing so would be in the overall best interests of Citizens Community Federal. The existence of the payable on demand clauses is not considered as a factor in determining our accounting policies for loan origination fees and costs, because we have only used the clause once in May 2000 with respect to 13 loans.

The demand date is set based on the loan to value ratio and other underwriting criteria, and is usually two to five years from the date of origination. For the six months ended March 31, 2006, Citizens Community Federal originated $23.1 million on one- to four-family loans that included the payable on demand clause. During the year ended September 30, 2005, Citizens Community Federal originated $45.0 million of one- to four-family loans that included the payable on demand clause. Fixed-rate loans secured by one- to four-family residences have contractual maturities of up to 30 years, and are generally fully amortizing, with payments due monthly.

We recently implemented a mortgage banking operation, primarily in our Minnesota and Michigan markets. We utilize internal marketing efforts to originate real estate loans in these areas. We fund these loans and sell them in the secondary market to Countrywide Financial Corporation. This generates additional loan fee income and gains/losses on the sale of loans.

Second Mortgage Lending. Citizens Community Federal also offers second mortgage loans and home equity lines of credit. Home equity lines of credit totaled $1.1 million and $1.4 million and comprised 0.46% and 0.70% of the gross loan portfolio at March 31, 2006 and September 30, 2005, respectively. These loans may be originated in amounts, together with the amount of the existing first mortgage, of up to 80% of the value of the property securing the loan. A loan may go over 80% of the value of the property securing the loan if Citizens Community Federal holds the first mortgage. Home equity lines of credit are originated with an adjustable rate of interest, based on the prime rate of interest plus a margin, fixed for the first year and adjustable monthly thereafter. Home equity lines of credit have up to a 10 year draw period and require the payment of 1.5% of the outstanding loan balance per month during the draw period, which amount may be re-borrowed at any time during the draw period. Once the draw period has lapsed, the payment is fixed based on the loan balance at that time. At March 31, 2006, un-funded commitments on these lines of credit totaled $1,038,460.

Citizens Community Federal also offers second mortgage loans with a fixed rate of interest. These loans may be amortized up to 15 years with a balloon payment at three, five or 10 years. At March 31, 2006 and September 30, 2005, fixed-rate second mortgage loans totaled $6.9 and $6.2 million, or 2.92% and 2.83% of the gross loan portfolio, respectively.

Consumer Lending. At March 31, 2006 and September 30, 2005, consumer and other loans totaled $80.8 million and $74.2 million, or 34.37% and 33.92% of the gross loan portfolio, respectively. Citizens Community Federal offers a variety of secured consumer loans, including new and used auto, motorcycle, boat and recreational vehicle loans, loans secured by savings deposits, and a limited amount of unsecured loans. Citizens Community Federal originates consumer and other loans primarily in its market areas. For fiscal 2005 through the first six months of fiscal 2006, consumer lending increased primarily due to Citizens Community Federal's increased presence in the Minneapolis/St. Paul metropolitan market.

Auto loans totaled $25.2 million and $26.0 million at March 31, 2006 and September 30, 2005, or 10.73% and 11.87% of gross loans, respectively. Auto loans may be written for up to five years for a new car and four years for a used car with fixed rates of interest. Loan-to-value ratios are up to 100% of the sales price for new autos and 100% of the retail value on used autos, based on a valuation from official used car guides. In addition, Citizens Community Federal may, on occasion, originate auto secured loans in excess of 100% loan-to-value ratio based upon the credit quality of the borrower. Auto loans also may be originated through Citizens Community Federal's indirect lending program. Indirect auto loans are made using the same underwriting guidelines as auto loans originated directly by Citizens Community Federal.

Citizens Community Federal also originates secured loans on an indirect basis through its indirect dealer program. These secured consumer loans consist of loans for a wide variety of products, including motorcycles, recreational vehicles, pianos, all-terrain vehicles, televisions and sewing machines. An indirect dealer network is currently comprised of 279 active dealers with businesses located throughout Citizens Community Federal's market area. In some instances, the participating dealer may receive a premium rate for the amount over our initial interest rate. The loans are generally originated with terms from 36 to 60 months and carry fixed rates of interest. Citizens Community Federal follows its internal underwriting guidelines in evaluating loans obtained through the indirect dealer program, including using credit scoring to approve loans.

Citizens Community Federal originates secured direct loans on a variety of collateral with terms varying from 36 to 60 months. At March 31, 2006, Citizens Community Federal had secured direct consumer loans totaling $32.2 million, of which $17.6 million was for automobiles. At March 31, 2006, the indirect lending portfolio totaled $44.2 million, of which $7.6 million was for automobiles.

Citizens Community Federal also originates unsecured consumer loans consisting primarily of credit card loans totaling $1.5 million at March 31, 2006 and $1.5 million at September 30, 2005, overdraft protection loans totaling $535,000 at March 31, 2006 and $574,000 at September 30, 2005 and loans made through the Freedom Loan program. The Freedom Loan program offers unsecured loans to consumers with a fixed rate of interest for a maximum term of 48 months for amounts not to exceed $20,000 per individual. At March 31, 2006, loans originated through the Freedom Loan program totaled $2.5 million.

Consumer loans generally have shorter terms to maturity, which reduces Citizens Community Federal's exposure to changes in interest rates, and carry higher rates of interest than do one- to four-family residential mortgage loans. In addition, management believes that offering consumer loan products helps to expand and create stronger ties to our existing customer base by increasing the number of customer relationships and providing cross-marketing opportunities.

Consumer and other loans may entail greater risk than do one- to four-family residential mortgage loans, particularly in the case of consumer loans which are secured by rapidly depreciable assets, such as automobiles and recreational vehicles. In these cases, any repossessed collateral for a defaulted loan may not provide an adequate source of repayment of the outstanding loan balance. As a result, consumer loan collections are dependent on the borrower's continuing financial stability and, thus, are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy.

Multi-family and Commercial Real Estate Lending. We generally do not engage in this type of lending, but may consider doing so in the future. However, as part of the acquisition of the Chippewa Falls branch on November 1, 2002, Citizens Community Federal obtained a nominal amount of multi-family and commercial real estate loans. At March 31, 2006 and September 30, 2005, our two multi-family and commercial real estate loans totaled $270,000 and $274,000, or 0.11% and 0.13% of our loan portfolio, respectively. In order to monitor the adequacy of cash flows on these loans, the borrower is requested or required to provide periodic financial information.

Loan Originations and Repayments

Citizens Community Federal originates loans through marketing efforts and our existing and walk-in customers. The ability to originate loans is dependent upon customer demand for loans in Citizens Community Federal's market areas. Demand is affected by competition and the interest rate environment. Since becoming a savings bank, Citizens Community Federal has significantly increased its origination of residential real estate loans. During the past few years, Citizens Community Federal, like many other financial institutions, has experienced significant prepayments on loans due to the low interest rate environment prevailing in the United States. In periods of economic uncertainty, the ability of financial institutions, including Citizens Community Federal, to originate or purchase large dollar volumes of real estate loans may be substantially reduced or restricted, with a resultant decrease in interest income.

We recently implemented a mortgage banking operation in the Minneapolis/St. Paul and Detroit markets. We will originate these loans using our internal marketing efforts. We intend to fund these loans and sell them in the secondary market to Countrywide Financial Corporation with servicing released. As of March 31, 2006, we had not originated or sold any loans through this new operation. Citizens Community Federal does not purchase any loans and does not service any loans other than those it originates.

The following table shows the loan origination, purchase, sale and repayment activities of Citizens Community Federal for the periods indicated.

	Six Months Ended March 31,		Year Ended September 30,
	2006	2005	2005	2004	2003
	(In thousands)
Originations by type:
Real estate(1)	$26,989	$29,228	$53,731	$43,604	$48,369
Non-real estate - consumer	31,042	25,892	55,010	46,044	38,995
Total loans originated	58,031	55,120	108,741	89,648	87,364

Loans obtained through merger	---	---	26,670	---	---

Repayments:
Principal repayments	41,633	37,702	69,608	60,292	68,129
Loans transferred to other real estate	---	---	---	---	101
Net increase (decrease)	$16,398	$17,418	$65,803	$29,356	$19,134
_______________
(1)
Real estate loans include loans with a payable on demand feature of $23.1 million for six months ended March 31, 2006, $23.2 million for the six months ended March 31, 2005, $45.0 million in fiscal 2005, $35.0 million in fiscal 2004 and $42.2 million in fiscal 2003. Real estate loans also include home equity lines of credit of $69,000 for the six months ended March 31, 2006, $126,000 for the six months ended March 31, 2005, $150,000 in fiscal 2005, $203,000 in fiscal 2004 and $163,000 in fiscal 2003.

Asset Quality

Procedures. When a borrower fails to make a payment on a mortgage loan on or before the due date, a late notice is mailed five days after the due date. When the loan is 10 days past due, a loan officer will begin contacting the borrower by phone. This process will continue until satisfactory payment arrangements have been made. If the loan becomes two payments and ten days past due, a notice of right-to-cure default is sent. If the loan becomes over 90 days delinquent, a drive-by inspection is done while further attempts to contact the borrower by phone are made. After the loan is 120 days past due, and acceptable arrangements have not been made, Citizens Community Federal will generally refer the loan to legal counsel, with instructions to prepare a notice of intent to foreclose. This notice allows the borrower up to 30 days to bring the loan current. During this 30 day period, Citizens Community Federal will still attempt to contact the borrower to implement satisfactory payment arrangements. If the loan becomes 150 days past due and satisfactory arrangements have not been made, foreclosure will be instituted.

For consumer loans a similar process is followed, with the initial written contact being made once the loan is five days past due. Follow-up contacts are generally on an accelerated basis compared to the mortgage loan procedure.

Citizens Community Federal divides its loans into two categories, mortgage loans and non-mortgage loans. For all loans in both categories, Citizens Community Federal employs a dual loss reserve strategy. First, using a running five-year history, all loans are assigned an inherent loss reserve. Next, each loan (mortgage and non-mortgage) that becomes over 61 days delinquent is reviewed by senior management. In addition, Citizens Community Federal assesses several factors including negative change in income, negative change in collateral, negative change in employment and other characteristics.

The procedure for charging off consumer loans does not differentiate between the different types of consumer loans. Citizens Community Federal's loan underwriting is based mainly on the borrowers' ability to pay, along with the value of the collateral. All closed-end consumer loans are either charged off or recognized as a specific loss after they become delinquent 120 days. All open-end consumer loans are charged off or recognized as a specific loss after they become delinquent 180 days. Consumer loans with collateral are charged off or recognized as a specific loss down to collateral resale value less 10 percent if repossession of collateral is assured.

In lieu of charging off the entire balance, loans with non-real estate collateral may be written down to the value of the collateral, if repossession is assured and in process. For open-end and closed-end loans secured by real estate, a current assessment of value will be made no later than 180 days past due. Any outstanding loan balance in excess of the value of the property, less selling costs, is charged off.

Delinquent Loans. The following table sets forth our loan delinquencies by type, number and amount at March 31, 2006.

	Loans Delinquent For:
	60-89 Days		90 Days and Over		Total Delinquent Loans
	Number	Amount	Number	Amount	Number	Amount
	(Dollars in thousands)

Real estate	4	$128	6	$565	10	$693

Consumer(1)	102	426	120	498	222	924

Total	106	$554	126	$1,063	232	$1,617
__________
(1)	Includes credit card accounts.

Non-performing Assets. The table below sets forth the amounts and categories of non-performing assets in our loan portfolio. Loans are placed on non-accrual status when the loan becomes more than 90 days delinquent. At all dates presented, we had no troubled debt restructurings which involve forgiving a portion of interest or principal on any loans or making loans at a rate materially less than that of market rates. Foreclosed assets owned include assets acquired in settlement of loans.

	At March 31,	At September 30,
	2006	2005	2004	2003	2002	2001
	(Dollars in thousands)
Non-accruing loans:
One- to four-family	$565	$207	$300	$162	$51	$	---
Consumer(1)	498	462	397	400	483		404
Total	1,063	669	697	562	534		404

Foreclosed assets:
One- to four-family	---	---	---	---	73		---
Consumer	49	32	---	---	---		---
Total	49	32	---	---	73		---

Total non-performing assets	$1,112	$701	$697	$562	$607		$404

Total as a percentage of total assets	0.43%	0.29%	0.43%	0.43%	0.53%		0.37%
___________
(1)	Includes credit card accounts.

For the six months ended March 31, 2006 and for years ended September 30, 2005 and 2004, gross interest income which would have been recorded had the non-accruing loans been current in accordance with their original terms amounted to $55,000, $36,000 and $38,000, respectively. No amount was included in interest income on these loans for these periods.

Other Loans of Concern. In addition to the non-performing assets set forth in the table above, as of March 31, 2006, there was also an aggregate of $447,000 of loans with respect to which known information about the possible credit problems of the borrowers have caused management to have doubts as to the ability of the borrowers to comply with present loan repayment terms and which may result in the future inclusion of such items in the non-performing asset categories. These loans are not considered "classified" due to their delinquency status; however, they are identified as "watch" loans. They are not reserved for in the allowance for loan losses other than as part of the inherent portion. These loans have been considered in management's determination of the adequacy of our allowance for loan losses.

Classified Assets. OTS regulations provide for the classification of loans and other assets, such as debt and equity securities considered to be of lesser quality, as "substandard," "doubtful" or "loss." An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the insured institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted.

When we classify problem assets as either substandard or doubtful, we may establish general allowances for loan losses in an amount deemed prudent by management and approved by the board of directors. General allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When we classify problem assets as "loss," we are required either to establish a specific allowance for losses equal to 100% of that portion of the asset so classified or to charge off such amount. Our determination as to the classification of our assets and the amount of its valuation allowances is subject to review by the OTS and the FDIC, which may order the establishment of additional general or specific loss allowances.

In connection with the filing of our periodic reports with the OTS and in accordance with our classification of assets policy, we regularly review the problem assets in our portfolio to determine whether any assets require classification in accordance with applicable regulations. On the basis of management's review of our assets, at March 31, 2006, Citizens Community Federal had classified $967,000 of the loans in its portfolio as substandard, all of which was included in non-performing assets, $0 as doubtful and $0 as loss. The total amount classified represented 3.24% of CCB’s equity capital and 0.38% of assets at March 31, 2006.

Provision for Loan Losses. Citizens Community Federal recorded a provision for loan losses for the six months ended March 31, 2006 of $108,000 compared to $202,000 for the six months ended March 31, 2005. Citizens Community Federal recorded a provision for loan losses for the year ended September 30, 2005 of $414,000, compared to $396,000 for the year ended September 30, 2004. The provision for loan losses is charged to income to bring the allowance for loan losses to reflect probable incurred losses based on the factors discussed below under "-- Allowance for Loan Losses." The provision for loan losses for the six months ended March 31, 2006 and for the year ended September 30, 2005 was based on management's review of such factors which indicated that the allowance for loan losses reflected probable incurred losses in the loan portfolio as of the six months ended March 31, 2006 and the year ended September 30, 2005.

Allowance for Loan Losses. Citizens Community Federal maintains an allowance for loan losses to absorb probable incurred losses in the loan portfolio. The allowance is based on ongoing, quarterly assessments of the estimated probable incurred losses in the loan portfolio. In evaluating the level of the allowance for loan losses, management considers the types of loans and the amount of loans in the loan portfolio, historical loss experience, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions.

At March 31, 2006, the allowance for loan losses was $808,000, or 0.34%, of the total loan portfolio. Assessing the allowance for loan losses is inherently subjective as it requires making material estimates, including the amount and timing of future cash flows expected to be received on impaired loans, that may be susceptible to significant change. In the opinion of management, the allowance, when taken as a whole, reflects estimated probable loan losses in our loan portfolios.

The following table sets forth an analysis of our allowance for loan losses.

	Six Months Ended March 31,	Year Ended September 30,
	2006	2005	2004	2003	2002	2001
	(Dollars in thousands)

Balance at beginning of period	$803	$554	$467	$349	$306	$333

Charge-offs:
One- to four-family	---	(24)	---	(16)	(2)	(13)
Consumer	(109)	(212)	(342)	(297)	(340)	(266)
Total charge-offs	(109)	(236)	(342)	(313)	(342)	(279)

Recoveries:
Consumer	6	31	33	25	10	22
Total recoveries	6	31	33	25	10	22

Net charge-offs	(103)	(205)	(309)	(288)	(332)	(257)
Other - obtained through merger	---	40	---	---	---	---
Additions charged to operations	108	414	396	406	375	230
Balance at end of period	$808	$803	$554	$467	$349	$306

Ratio of allowance for loan losses to net loans outstanding at end of period	0.34%	0.37%	0.36%	0.38%	0.34%	0.33%

Ratio of net charge-offs during the period to average loans outstanding during the period	0.05%	0.12%	0.22%	0.25%	0.33%	0.27%

Ratio of net charge-offs during the period to average non-performing assets	11.40%	28.37%	49.05%	49.23%	65.61%	64.25%

The distribution of our allowance for losses on loans at the dates indicated is summarized as follows:

	At March 31,						At September 30,
	2006			2005			2005			2004
	Amount of Loan Loss Allowance	Loan Amounts by Category	Percent of Loans in Each Category to Total Loans	Amount of Loan Loss Allowance	Loan Amounts by Category	Percent of Loans in Each Category to Total Loans	Amount of Loan Loss Allowance	Loan Amounts by Category	Percent of Loans in Each Category to Total Loans	Amount of Loan Loss Allowance	Loan Amounts by Category	Percent of Loans in Each Category to Total Loans
	(Dollars in Thousands)

Real estate	$77	$154,307	66%	$68	$109,332	64%	$59	$144,551	66%	$61	$95,560	62%
Consumer	731	80,825	34	573	61,017	36	744	74,183	34	490	57,370	38
Unallocated	---	---	---	---	---	---	---	---	---	3	---	---
Total	$808	$235,132	100%	$641	$170,349	100%	$803	$218,734	100%	$554	$152,930	100%

	At September 30,
	2003			2002			2001
	Amount of Loan Loss Allowance	Loan Amounts by Category	Percent of Loans in Each Category to Total Loans	Amount of Loan Loss Allowance	Loan Amounts by Category	Percent of Loans in Each Category to Total Loans	Amount of Loan Loss Allowance	Loan Amounts by Category	Percent of Loans in Each Category to Total Loans
	(Dollars in Thousands)

Real estate	$9	$75,769	61%	$4	$60,192	58%	$4	$44,664	48%
Consumer	433	47,805	39	340	44,248	42	293	49,260	52
Unallocated	25	---	---	5	---	---	9	---	---
Total	$467	$123,574	100%	$349	$104,440	100%	$306	$93,924	100%

Investment Activities

Federally chartered savings institutions have the authority to invest in various types of liquid assets, including United States Treasury obligations, securities of various federal agencies, including callable agency securities, certain certificates of deposit of insured banks and savings institutions, certain bankers' acceptances, repurchase agreements and federal funds. Subject to various restrictions, federally chartered savings institutions may also invest their assets in investment grade commercial paper and corporate debt securities and mutual funds whose assets conform to the investments that a federally chartered savings institution is otherwise authorized to make directly.

The chief financial officer has the basic responsibility for the management of our investment portfolio, subject to the direction and guidance of the investment committee. The chief financial officer considers various factors when making decisions, including the marketability, maturity and tax consequences of the proposed investment. The maturity structure of investments will be affected by various market conditions, including the current and anticipated slope of the yield curve, the level of interest rates, the trend of new deposit inflows, and the anticipated demand for funds via deposit withdrawals and loan originations and purchases.

The general objectives of our investment portfolio are to provide liquidity when loan demand is high, to assist in maintaining earnings when loan demand is low and to maximize earnings while satisfactorily managing risk, including credit risk, reinvestment risk, liquidity risk and interest rate risk.

Our investment securities have historically consisted solely of certificates of deposit with insured financial institutions and the Federal Home Loan Bank of Chicago. In the fourth quarter of fiscal 2005, we acquired an investment portfolio consisting of corporate notes, mortgage-backed securities and mutual funds in our merger with Community Plus Savings Bank.

The following table sets forth the composition of Citizens Community Federal's investment securities and interest-bearing deposits at the dates indicated.

The following table sets forth the composition of Citizens Community Federal's investment securities and interest-bearing deposits at the dates indicated.

	At March 31,		At September 30,
	2006		2005		2004		2003
	Book Value	% of Total	Book Value	% of Total	Book Value	% of Total	Book Value	% of Total
	(Dollars in thousands)

Investment securities:
Federal Home Loan Bank stock	$1,826	37.90%	$2,095	37.24%	$828	100.00%	$671	100.00%
Interest-bearing deposits with banks	1,153	23.93	1,444	25.67	---	---	---	---
Mortgage-backed securities	848	17.60	946	16.81	---	---	---	---
Corporate notes	991	20.57	981	17.44	---	---	---	---
Mutual funds	---	---	160	2.84	---	---	---	---
	$4,818	100.00%	$5,626	100.00%	$828	100.00%	$671	100.00%

Sources of Funds

General. Citizens Community Federal's sources of funds are deposits, borrowings, payment of principal and interest on loans, interest earned on or maturation of other investment securities and funds provided from operations.

Deposits. Citizens Community Federal offers a variety of deposit accounts to both consumers and businesses having a wide range of interest rates and terms. Deposits consist of savings accounts, money market deposit accounts and demand accounts and certificates of deposit. Citizens Community Federal solicits deposits primarily in its market areas and from financial institutions and has accepted a limited amount of brokered deposits. At March 31, 2006 and September 30, 2005, Citizens Community Federal had $3.4 million and $4.4 million of brokered deposits, respectively. We obtain these deposits from seven brokers when the rates requested are 20 to 30 basis points less than the amount we pay our retail customers. The typical term for these brokered deposits are 12 to 18 months. Our experience is that these are not volatile deposits subject to significant early withdrawal. Citizens Community Federal primarily relies on competitive pricing policies, marketing and customer service to attract and retain these deposits. Citizens Community Federal from time to time participates in an auction for brokered deposits to assist in finding the lowest cost deposits possible. Citizens Community Federal constantly searches for the most cost-effective source of funds, either through brokered deposits, or through marketing our own rates to protect our margin and maintain our sales culture.

The flow of deposits is influenced significantly by general economic conditions, changes in money market and prevailing interest rates and competition. The variety of deposit accounts we offer has allowed us to be competitive in obtaining funds and to respond with flexibility to changes in consumer demand. We have become more susceptible to short-term fluctuations in deposit flows, as customers have become more interest rate conscious. We try to manage the pricing of our deposits in keeping with our asset/liability management, liquidity and profitability objectives, subject to competitive factors. Based on experience, management believes that Citizens Community Federal's deposits are relatively stable sources of funds. Despite this stability, the ability to attract and maintain these deposits and the rates paid on them has been and will continue to be significantly affected by market conditions.

The following table sets forth deposit flows during the periods indicated.

	Six Months Ended March 31,		Year Ended September 30,
	2006	2005	2005	2004	2003
	(Dollars in Thousands)

Opening balance	$177,469	$127,976	$127,976	$114,963	$104,429
Deposits assumed in merger	---	---	41,571	---	---
Net deposits	8,461	4,193	4,659	10,208	7,358
Interest credited	2,368	1,456	3,263	2,805	3,176

Ending balance	$188,298	$133,625	$177,469	$127,976	$114,963

Net increase	$10,829	$5,649	$49,493	$13,013	$10,534

Percent increase	6.1%	4.4%	38.7%	11.3%	10.1%

The following table sets forth the dollar amount of savings deposits in the various types of deposit programs we offered at the dates indicated.

	At March 31,				At September 30,
	2006		2005		2005		2004		2003
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in thousands)
Transaction Accounts and Savings Deposits:

Demand accounts	$20,198	10.73%	$12,224	9.15%	$19,315	10.88%	$11,447	8.94%	$10,559	9.19%
Savings accounts	26,677	14.17	15,317	17.25	27,193	17.09	15,420	12.05	15,096	13.13
Money market accounts	27,513	14.61	23,044	11.46	30,323	15.33	23,629	18.46	15,849	13.79

Total non-certificates	74,388	39.51	50,585	37.86	76,831	43.30	50,496	39.46	41,504	36.11

Certificates:

6-12 month	14,713	7.82	13,975	10.45	15,519	8.74	17,274	13.50	19,204	16.70
17-18 month	47,518	25.24	27,223	20.37	33,818	19.05	12,294	9.61	9,588	8.34
24-60 month	27,789	14.76	25,003	18.71	30,368	17.11	31,021	24.24	31,980	27.82
Anniversary	576	0.31	336	0.25	493	0.28	553	0.43	1,452	1.26
Institutional	14,404	7.65	8,939	6.69	12,415	7.00	8,908	6.96	2,794	2.43
Borrowers	---	---	1	0.01	1	0.01	28	0.02	8	0.01
IRA	8,872	4.71	7,563	5.66	8,024	4.51	7,402	5.78	8,433	7.33

Total certificates	113,910	60.49	83,040	62.14	100,638	56.70	77,480	60.54	73,459	63.89

Total Deposits	$188,298	100.00%	$133,625	100.00%	$177,469	100.00%	$127,976	100.00%	$114,963	100.00%

The following table shows rate and maturity information for Citizens Community Federal’s certificates of deposit at March 31, 2006.

	0.00- 1.99%	2.00- 3.99%	4.00- 5.99%	6.00- 7.99%		Total	Percent of Total
	(Dollars in thousands)
Certificate accounts maturing during the twelve months ended:
March 31, 2007	$2,467	$39,076	$19,482	$	---	$61,025	53.5%
March 31, 2008	179	9,307	30,298		---	39,784	34.9
March 31, 2009	---	1,347	2,855		---	4,202	3.7
March 31, 2010	---	105	8,770		---	8,875	7.8
Thereafter	---	---	24		---	24	0.1

Total	$2,646	$49,835	$61,429	$	---	$113,910	100.0%

Percent of total	2.3%	43.8%	53.9%		---%

The following table indicates the amount of Citizens Community Federal's certificates of deposit by time remaining until maturity as of March 31, 2006.

	3 Months or Less	Over 3 to 6 Months	Over 6 to 12 Months	Over 12 Months	Total
	(In thousands)

Certificates of deposit less than $100,000	$7,970	$13,240	$26,193	$42,924	$90,327

Certificates of deposit of $100,000 or more	3,945	4,583	5,094	9,961	23,583

Total certificates of deposit	$11,915	$17,823	$31,287	$52,885	$113,910

Borrowings. Although deposits are our primary source of funds, Citizens Community Federal may utilize borrowings when they are a less costly source of funds and can be invested at a positive interest rate spread, when it desires additional capacity to fund loan demand or when they meet asset/liability management goals. Borrowings consist of advances from the Federal Home Loan Bank of Chicago. See Note 8 of the Notes to Consolidated Financial Statements.

Citizens Community Federal may obtain advances from the Federal Home Loan Bank of Chicago upon the security of certain of our mortgage loans and mortgage-backed and other securities. These advances may be made pursuant to several different credit programs, each of which has its own interest rate, range of maturities and call features. At March 31, 2006, Citizens Community Federal had $36.2 million in Federal Home Loan Bank advances outstanding and the ability to borrow an additional $72.1 million.

Citizens Community Federal is authorized to borrow from the Federal Reserve Bank of Chicago's "discount window" after it has exhausted other reasonable alternative sources of funds, including Federal Home Loan Bank borrowings. We have never borrowed from our Federal Reserve Bank.

The following table sets forth the maximum month-end balance and average balance of borrowings for the periods indicated.

	Six Months Ended March 31,		Year Ended September 30,
	2006	2005	2005	2004	2003
	(In thousands)
Maximum Balance:
FHLB advances	$36,200	$24,000	$36,200	$13,500	$3,700

Average Balance:
FHLB advances	$34,414	$16,786	$24,850	$8,600	$386

The following table sets forth certain information as to Citizens Community Federal's borrowings at the dates indicated.

	At March 31,		At September 30,
	2006	2005	2005	2004	2003
	(Dollars in Thousands)

FHLB advances	$36,200	$24,000	$36,200	$13,500	$3,700

Total borrowings	$36,200	$24,000	$36,200	$13,500	$3,700

Weighted average interest rate of FHLB advances	4.28%	2.30%	4.09%	2.21%	1.39%

Subsidiary and Other Activities

As a federally chartered savings bank, Citizens Community Federal is permitted by OTS regulations to invest up to 2% of assets, or $5.1 million at March 31, 2006, in the stock of, or unsecured loans to, service corporation subsidiaries. Citizens Community Federal may invest an additional 1% of our assets in service corporations where such additional funds are used for inner-city or community development purposes. Citizens Community Federal does not currently have any subsidiary service corporations.

Employees

At March 31, 2006, the Bank had a total of 73 full-time employees and 68 part-time employees. Employees are not represented by any collective bargaining group. Management considers its employee relations to be good.

Properties

At March 31, 2006, the Bank had twelve full service offices and two administrative offices. The Bank leases the space for its administrative offices in Eau Claire and Rochester. At March 31, 2006, the Bank owned all but five of its branch offices. The net book value of investment in premises, equipment and leaseholds, excluding computer equipment, was approximately $2.8 million at March 31, 2006. All of our branch offices are designed for banking purposes and are suitable for current operations.

The following table provides a list of the Bank's main and branch offices and indicates whether the properties are owned or leased.

Location	Owned or Leased	Lease Expiration Date	Net Book Value at March 31, 2006 (Dollars in Thousands)
ADMINISTRATIVE OFFICE 2174 EastRidge Center Eau Claire, WI 54701	Leased	April 30, 2009	N/A
414 Main Street Rochester Hills, MI 48306	Leased	July 31, 2006(1)	N/A
BRANCH OFFICES:
Westside Branch 2125 Cameron Street Eau Claire, WI 54703	Owned	N/A	$305,800
Eastside Branch 1028 N. Hillcrest Parkway Altoona, WI 54720	Owned	N/A	$363,750
Fairfax Branch 219 Fairfax Street Altoona, WI 54720	Owned	N/A	$822,000
Mondovi Branch 695 E. Main Street Mondovi, WI 54755	Leased	June 30, 2007(2)	N/A
Rice Lake Branch 2462 S. Main Street Rice Lake, WI 54868	Leased	April 30, 2007	N/A
Chippewa Falls Branch 427 W. Prairie View Road Chippewa Falls, WI 54729	Owned	N/A	$262,000
Baraboo Branch S2423 Highway 12 Baraboo, WI 53913	Owned(3)	N/A	$ 1,000
Black River Falls Branch W9036 Highway 54 E. Black River Falls, WI 54615	Owned(3)	N/A	$ 31,000
Mankato Branch 1410 Madison Avenue Mankato, MN 56001	Leased	October 30, 2010	N/A
Oakdale Branch 7035 10th Street North Oakdale, MN 55128	Leased	September 30, 2009	N/A
Lake Orion Branch(4) 688 S. Lapeer Road Lake Orion, MI 48362	Leased	February 28, 2012	N/A
Rochester Hills Branch 310 West Tienken Road Rochester Hills, MI 48306	Owned	N/A	$608,000
______________
(1)	Lease converts to month-to-month status on August 1, 2006.
(2)	Citizens Community Federal has a right to extend this lease beyond June 30, 2007.
(3)	The building is owned and the land is leased.
(4)	Citizens Community Federal has a right to cancel this lease on or after March 1, 2007, with the cancellation to take effect 90 days after it exercises the right to cancel.

Management believes that the current facilities are adequate to meet the present and immediately foreseeable needs of Citizens Community Federal and Citizens Community Bancorp, Inc.

Citizens Community Federal currently utilizes Fiserv-Information Tech Inc., an in-house data processing system. The net book value of the data processing and computer equipment utilized by Citizens Community Federal at March 31, 2006 was $891,771.

On September 9, 2005, Citizens Community Federal entered into a data processing services agreement with Fiserv Solutions, Inc. for a period of five years, subject to automatic extensions of one year unless written notice of non-renewal is provided by either party at least 180 days prior to expiration. Citizens Community Federal also entered into a series of purchase agreements and software user agreements, for a corresponding period, with Information Technology Inc. for the computer equipment and software to be operated by Fiserv Solutions, Inc. on behalf of Citizens Community Federal. Data processing expenses are not expected to change materially under this new Fiserv contract.

Under the agreement, Fiserv Solutions, Inc. provides data processing services and resources, and Information Technology Inc. will provide a license to use its database processing software products and licenses for other Information Technology Inc. software and third party interfaces to and from the Information Technology Inc. software to Citizens Community Federal pursuant to the agreements. The services provided by Fiserv to Citizens Community Federal generally include, but are not limited to, the general management of Citizens Community Federal’s data processing, installation and enhancement of Information Technology Inc. software, operation of Information Technology Inc. software and software developed by third parties, programming, furnishing, maintaining and operating computer equipment, providing information in various media forms, and the implementation through Information Technology Inc. of automated teller machine/electronic funds transfer processing, electronic bill payment, and e-delivery services.

HOW WE ARE REGULATED

Set forth below is a brief description of certain laws and regulations that are applicable to Citizens Community Bancorp, Inc. and Citizens Community Federal. The description of these laws and regulations, as well as descriptions of laws and regulations contained elsewhere herein, does not purport to be complete and is qualified in its entirety by reference to the applicable laws and regulations.

Legislation is introduced from time to time in the United States Congress that may affect our operations. In addition, the regulations governing Citizens Community Bancorp, Inc. and Citizens Community Federal may be amended from time to time by the OTS, the FDIC or the SEC, as appropriate. Any such legislative or regulatory changes in the future could adversely affect our operations and financial condition. No assurance can be given as to whether or in what form any such changes may occur.

Citizens Community Federal

Citizens Community Federal, as a federally chartered savings bank, is subject to regulation and oversight by the OTS extending to all aspects of its operations. Citizens Community Federal also is subject to regulation and examination by the FDIC, which insures the deposits of Citizens Community Federal to the maximum extent permitted by law. This regulation of Citizens Community Federal is intended for the protection of depositors and the insurance of accounts fund and not for the purpose of protecting stockholders. Citizens Community Federal is required to maintain minimum levels of regulatory capital and is subject to some limitations on the payment of dividends to Citizens Community Bancorp, Inc. See “- Regulatory Capital Requirements” and “- Limitations on Dividends and Other Capital Distributions.” As a federal savings bank, Citizens Community Federal is required to file periodic reports with the OTS and is subject to periodic examinations by the OTS.

OTS Regulation. Our relationship with our depositors and borrowers is regulated to a great extent by federal laws and OTS regulations, especially in such matters as the ownership of savings accounts and the form and content of our mortgage requirements. In addition, the branching authority of Citizens Community Federal is regulated by the OTS. Citizens Community Federal is generally authorized to branch nationwide.

The investment and lending authority of Citizens Community Federal is prescribed by federal laws and regulations and it is prohibited from engaging in any activities not permitted by such laws and regulations. This includes a 35% of total assets limit on consumer loans, commercial paper and corporate debt securities. When Citizens Community Federal converted from a credit union to a federal savings bank, the OTS granted it a waiver of that 35% limit. The waiver expired December 10, 2005. At March 31, 2006, Citizens Community Federal had 31% of its assets in consumer loans, commercial paper and corporate debt securities, in compliance with the limit.

As a federal savings bank, Citizens Community Federal is required to meet a qualified thrift lender test. This test requires Citizens Community Federal to have at least 65% of its portfolio assets, as defined by regulation, in qualified thrift investments on a monthly average for nine out of every 12 months on a rolling basis. As an alternative, we may maintain 60% of its assets in those assets specified in Section 7701(a)(19) of the Internal Revenue Code. Under either test, we are required to maintain a significant portion of our assets in residential-housing-related loans and investments. Any institution that fails to meet the qualified thrift lender test becomes subject to certain restrictions on its operations and must convert to a national bank charter, unless it re-qualifies as, and thereafter remains, a qualified thrift lender. If such an institution has not requalified or converted to a national bank within three years after the failure, it must divest of all investments and cease all activities not permissible for a national bank. We were not subject to a similar requirement when we were a credit union and were not in compliance with this requirement at the time we became a federal savings bank. As of March 31, 2006, Citizens Community Federal met this requirement with a qualified thrift lender percentage of 85.5%.

Under OTS regulations, Citizens Community Federal is subject to a lending limit for loans to one borrower or group of related borrowers. This lending limit is equal to the greater of $500,000 or 15% of unimpaired capital and surplus (except for loans fully secured by certain readily marketable collateral, in which case the limit is increased to 25% of impaired capital and surplus). At March 31, 2006, Citizens Community Federal’s lending limit under this restriction was $2.9 million. Our outstanding loans are in compliance with this lending limit.

The OTS’s oversight of Citizens Community Federal includes reviewing its compliance with the customer privacy requirements imposed by the Gramm-Leach-Bliley Act of 1999 and the anti-money laundering provisions of the USA Patriot Act. The Gramm-Leach-Bliley privacy requirements place limitations on the sharing of consumer financial information with unaffiliated third parties. They also require each financial institution offering financial products or services to retail customers to provide such customers with its privacy policy and with the opportunity to “opt out” of the sharing of their personal information with unaffiliated third parties. The USA Patriot Act significantly expands the responsibilities of financial institutions in preventing the use of the United States financial system to fund terrorist activities. Its anti-money laundering provisions require financial institutions operating in the United States to develop anti-money laundering compliance programs and due diligence policies and controls to ensure the detection and reporting of money laundering. These compliance programs are intended to supplement existing compliance requirements under the Bank Secrecy Act and the Office of Foreign Assets Control Regulations.

We are subject to periodic examinations by the OTS. During these examinations, the examiners may require Citizens Community Federal to provide for higher general or specific loan loss reserves, which can impact our capital and earnings. As a federal savings bank, Citizens Community Federal is subject to a semi-annual assessment, based upon its total assets, to fund the operations of the OTS.

Transactions between Citizens Community Federal and its affiliates generally are required to be on terms as favorable to the institution as transactions with non-affiliates, and certain of these transactions, such as loans to an affiliate, are restricted to a percentage of Citizens Community Federal's capital. In addition, Citizens Community Federal may not lend to any affiliate engaged in activities not permissible for a bank holding company or acquire the securities of most affiliates. Citizens Community Bancorp, Inc. will be an affiliate of Citizens Community Federal.

The OTS has adopted guidelines establishing safety and soundness standards on such matters as loan underwriting and documentation, asset quality, earnings standards, internal controls and audit systems, interest rate risk exposure and compensation and other employee benefits. Any institution regulated by the OTS that fails to comply with these standards must submit a compliance plan.

The OTS has extensive enforcement authority over all savings associations and their holding companies, including, Citizens Community Federal and Citizens Community Bancorp, Inc. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with the OTS. Except under certain circumstances, public disclosure of final enforcement actions by the OTS is required by law.

FDIC Regulation and Insurance of Accounts. Citizens Community Federal’s deposits are insured up to the applicable limits by the FDIC, and such insurance is backed by the full faith and credit of the United States Government. As insurer, the FDIC imposes deposit insurance premiums and is authorized to conduct examinations of and to require reporting by FDIC-insured institutions. It also may prohibit any FDIC-insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious risk to the deposit insurance fund. The FDIC also has the authority to initiate enforcement actions against Citizens Community Federal and may terminate our deposit insurance if it determines that we have engaged in unsafe or unsound practices or is in an unsafe or unsound condition.

Citizens Community Bancorp, Inc.

Upon the completion of the Conversion, as a savings association holding company, Community Bancorp, Inc. will be subject to regulation, supervision and examination by the OTS. Applicable federal law and regulations limit the activities of Citizens Community Bancorp, Inc. and require the approval of the OTS for any acquisition or divestiture of a subsidiary, including another financial institution or holding company thereof. Citizens Community Bancorp, Inc. will be an affiliate of Citizens Community Federal, so its transactions with Citizens Community Federal will be subject to regulatory limits and must be on terms as favorable to Citizens Community Federal as in transactions with non-affiliates.

If Citizens Community Federal fails the qualified thrift lender test after the end of its three-year waiver, as discussed above, Citizens Community Bancorp, Inc. must obtain the approval of the OTS prior to continuing after such failure, directly or through other subsidiaries, any business activity other than those approved for bank holding companies or their subsidiaries. In addition, within one year of such failure Citizens Community Bancorp, Inc. must register as, and will become subject to, the restrictions applicable to bank holding companies.

Regulatory Capital Requirements

Capital Requirements for Citizens Community Federal. Citizens Community Federal is required to maintain minimum levels of regulatory capital under regulations of the OTS. These regulations established three capital standards, a tangible capital requirement, a leverage or core capital requirement and a risk-based capital requirement. The OTS is also authorized to impose capital requirements in excess of these standards on a case-by-case basis.

The capital regulations require tangible capital of at least 1.5% of adjusted total assets, as defined by regulation. Tangible capital generally includes common stockholders' equity and retained earnings, and certain noncumulative perpetual preferred stock and related earnings and excludes most intangible assets, which also are deducted from assets for purposes calculating this capital ratio. At March 31, 2006, Citizens Community Federal had tangible capital of $19.3 million or 7.7% of adjusted total assets, which was approximately $15.5 million above the required level.

The capital standards require core or Tier 1 capital equal to at least 3.0% of adjusted total assets for the strongest institutions with the highest examination rating and 4.0% of adjusted total assets for all other institutions, unless the OTS requires a higher level based on the particular circumstances or risk profile of the institution. Core capital generally consists of tangible capital, plus certain intangibles. At March 31, 2006, Citizens Community Federal had $7.4 million of intangibles included in core capital. At March 31, 2006, Citizens Community Federal had core capital equal to $19.3 million, or 7.7% of adjusted total assets, which was $9.3 million above the required level of 4%.

The OTS also requires Citizens Community Federal to have total capital of at least 8.0% of risk-weighted assets. Total capital consists of core or Tier 1 capital, as defined above, and Tier 2 capital, which consists of certain permanent and maturing capital instruments that do not qualify as Tier 1 capital and of the allowance for possible loan and lease losses up to a maximum of 1.25% of risk-weighted assets. Tier 2 capital may be used to satisfy this risk-based requirement only to the extent of Tier 1 capital. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet items, will be multiplied by a risk weight, ranging from 0% to 100%, based on the risk inherent in the type of asset. The OTS is authorized to require Citizens Community Federal to maintain an additional amount of total capital to account for concentration of credit risk, level of interest rate risk, equity investments in non-financial companies and the risk of non-traditional activities. At March 31, 2006, Citizens Community Federal had $164.6 million in risk-weighted assets and total capital of $19.9 million, or 12.1% of risk-weighted assets, which was $6.7 million above the required level.

The OTS is authorized and, under certain circumstances, required to take certain actions against savings banks that fail to meet these capital requirements, or that fail to maintain an additional capital ratio of Tier 1 capital of at least 4.0% of risk weighted-assets. The OTS is generally required to take action to restrict the activities of an “undercapitalized institution,” which is an institution with less than either a 4.0% core capital ratio, a 4.0% Tier 1 risked-based capital ratio or an 8.0% total risk-based capital ratio. Any such institution must submit a capital restoration plan and until such plan is approved by the OTS may not increase its assets, acquire another institution, establish a branch or engage in any new activities, and generally may not make capital distributions. The OTS is authorized to impose the additional restrictions on undercapitalized institutions.

Any institution that fails to comply with its capital plan or has Tier 1 risk-based or core capital ratios of less than 3.0% or a total risk-based capital ratio of less than 6.0% is considered “significantly undercapitalized” and must be made subject to one or more additional specified actions and operating restrictions that may cover all aspects of its operations and may include a forced merger or acquisition of the institution. An institution with tangible equity to total assets of less than 2.0% is “critically undercapitalized” and becomes subject to further mandatory restrictions on its. The OTS generally is authorized to reclassify an institution into a lower capital category and impose the restrictions applicable to such category if the institution is engaged in unsafe or unsound practices or is in an unsafe or unsound condition. The imposition by the OTS of any of these measures on Citizens Community Federal may have a substantial adverse effect on its operations and profitability.

Institutions with at least a 4.0% core capital ratio, a 4.0% Tier 1 risked-based capital ratio and an 8.0% total risk-based capital ratio are considered “adequately-capitalized.” An institution is deemed “well-capitalized” institution if it has at least a 5% leverage capital ratio, a 6.0% Tier 1 risked-based capital ratio and an 10.0% total risk-based capital ratio. At March 31, 2006, Citizens Community Federal was considered a “well-capitalized” institution.

The OTS is also generally authorized to reclassify an institution into a lower capital category and impose the restrictions applicable to such category if the institution is engaged in unsafe or unsound practices or is in an unsafe or unsound condition. The imposition by the OTS of any of these measures on Citizens Community Federal may have a substantial adverse effect on its operations and profitability.

Capital Requirements for Citizens Community Bancorp, Inc. Citizens Community Bancorp, Inc. is not subject to any specific capital requirements. The OTS, however, will expect Citizens Community Bancorp, Inc. to support Citizens Community Federal, including providing additional capital when Citizens Community Federal does not meet its capital requirements. As a result of this expectation, the OTS regulates the ability of Citizens Community Federal to pay dividends to Citizens Community Bancorp, Inc.

Limitations on Dividends and Other Capital Distributions

OTS regulations impose various restrictions on savings institutions with respect to the ability of Citizens Community Federal to make distributions of capital, which include dividends, stock redemptions or repurchases, cash-out mergers and other transactions charged to the capital account. Citizens Community Federal must file a notice or application with the OTS before making any capital distribution. Citizens Community Federal generally may make capital distributions during any calendar year in an amount up to 100% of net income for the year-to-date plus retained net income for the two preceding years, so long as it is well-capitalized after the distribution. If Citizens Community Federal, however, proposes to make a capital distribution when it does not meet its current minimum capital requirements (or will not following the proposed capital distribution) or that will exceed these net income limitations, it must obtain OTS approval prior to making such distribution. The OTS may always object to any distribution based on safety and soundness concerns.

Citizens Community Bancorp, Inc. will not be subject to OTS regulatory restrictions on the payment of dividends. Dividends from Citizens Community Bancorp, Inc., however, may depend, in part, upon its receipt of dividends from Citizens Community Federal. In addition, Citizens Community Federal may not make a distribution that would constitute a return of capital during the three-year term of the business plan submitted in connection with this mutual holding company reorganization and stock issuance. No insured depositary institution may make a capital distribution if, after making the distribution, the institution would be undercapitalized. See "Our Policy Regarding Dividends."

Federal Securities Law

The stock of Citizens Community Bancorp, Inc. is registered with the SEC under the Securities Exchange Act of 1934, as amended. Citizens Community Bancorp, Inc. will be subject to the information, proxy solicitation, insider trading restrictions and other requirements of the SEC under the Securities Exchange Act of 1934.

Citizens Community Bancorp, Inc. stock held by persons who are affiliates of Citizens Community Bancorp, Inc. may not be resold without registration unless sold in accordance with certain resale restrictions. Affiliates are generally considered to be officers, directors and principal stockholders. If Citizens Community Bancorp, Inc. meets specified current public information requirements, each affiliate of Citizens Community Bancorp, Inc. will be able to sell in the public market, without registration, a limited number of shares in any three-month period.

The SEC and the NASDAQ have adopted regulations and policies under the Sarbanes-Oxley Act of 2002 that will apply to Citizens Community Bancorp, Inc. as a registered company under the Securities Exchange Act of 1934 and a NASDAQ traded company. The stated goals of these Sarbanes-Oxley requirements are to increase corporate responsibility, provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. The SEC and NASDAQ Sarbanes-Oxley-related regulations and policies include very specific additional disclosure requirements and new corporate governance rules. The Sarbanes-Oxley Act represents significant federal involvement in matters traditionally left to state regulatory systems, such as the regulation of the accounting profession, and to state corporate law, such as the relationship between a board of directors and management and between a board of directors and its committees.

TAXATION

Federal Taxation

General. Citizens Community Bancorp, Inc., CCB and Citizens Community Federal are subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below. The following discussion of federal taxation is intended only to summarize certain pertinent federal income tax matters and is not a comprehensive description of the tax rules applicable to Citizens Community Bancorp, Inc., CCB or Citizens Community Federal. Prior to December 2001, Citizens Community Federal was a credit union and was not generally subject to corporate income tax. CCB files consolidated federal tax returns with Citizens Community Federal, and Citizens Community Bancorp, Inc., expects to do the same.

Method of Accounting. For federal income tax purposes, Citizens Community Federal currently reports its income and expenses on the accrual method of accounting and uses a fiscal year ending on September 30, for filing its federal income tax return.

Minimum Tax. The Internal Revenue Code imposes an alternative minimum tax at a rate of 20% on a base of regular taxable income plus certain tax preferences, called alternative minimum taxable income. The alternative minimum tax is payable to the extent such alternative minimum taxable income is in excess of the regular tax. Net operating losses can offset no more than 90% of alternative minimum taxable income. Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years. Citizens Community Federal has not been subject to the alternative minimum tax, nor do we have any such amounts available as credits for carryover.

Net Operating Loss Carryovers. A financial institution may carryback net operating losses to the preceding two taxable years and forward to the succeeding 20 taxable years. This provision applies to losses incurred in taxable years beginning after August 6, 1997. At September 30, 2005, Citizens Community Federal had no net operating loss carryforwards for federal income tax purposes.

Corporate Dividends-Received Deduction. If Citizens Community Bancorp, Inc. elects to file a consolidated return with Citizens Community Federal, dividends it receives from Citizens Community Federal will not be included as income to Citizens Community Bancorp, Inc.. The corporate dividends-received deduction is 100% or 80%, in the case of dividends received from corporations with which a corporate recipient does not file a consolidated tax return, depending on the level of stock ownership of the payer of the dividend.

State Taxation

Citizens Community Bancorp, Inc., CCB and Citizens Community Federal are subject to the Wisconsin corporate franchise (income) tax, which is assessed at the rate of 7.9% of taxable income. Wisconsin taxable income generally is the same as federal taxable income with certain adjustments. Citizens Community Federal has branch offices in Minnesota and Michigan and, accordingly, is subject to state taxes in these states as well. Neither CCB nor Citizens Community Federal has been audited by Wisconsin or any other state taxing authorities during the past five years.

As a Maryland corporation, Citizens Community Bancorp, Inc. is required to file an annual report with and pay an annual fee to the State of Maryland.

MANAGEMENT

Directors and Executive Officers of Citizens Community Bancorp, Inc.

Our board of directors consists of six individuals, all of whom also serve as directors of Citizens Community Bancorp, Inc., CCB and Citizens Community Federal. Approximately one-third of the directors are elected annually to serve for a three-year period or until their respective successors are elected and qualified. The table below sets forth information regarding each director of Citizens Community Bancorp, Inc. and CCB.

Name	Age(1)	Position(s) Held with Citizens Community Bancorp, Inc., CCB and Citizens Community Federal	Director Since(2)	Term to Expire

Brian R. Schilling	52	Director	1987	2009
David B. Westrate	63	Director	1991	2009
Adonis E. Talmage	80	Director	1984	2007
James G. Cooley	59	President, Chief Executive Officer and Director	1993	2007
Richard McHugh	64	Chairman and Director	1985	2008
Thomas C. Kempen	65	Vice-Chairman	1982	2008

_________________________________
(1)	At September 30, 2005.
(2)	Includes service as a director of Citizens Community Federal and its predecessors.

Set forth below is the principal occupation of each director of Citizens Community Bancorp, Inc., each of whom has held his or her present position for at least five years, unless otherwise indicated.

Brian R. Schilling. Mr. Schilling is the Managing Partner of W.J. Bauman Associates, LTD, a certified public accounting firm.

David B. Westrate. Mr. Westrate currently serves as planning supervisor for Sterling Education Services, Co., a position he has held for three years. Prior to that time, he was not employed.

Adonis E. ("Donna") Talmage. Ms. Talmage is currently retired. Prior to her retirement, she was an accountant and data processor for Consumers Co-Op Association.

James G. Cooley. Mr. Cooley is President and Chief Executive Officer of Citizens Community Federal, a position he has held since 1987.

Richard McHugh. Mr. McHugh is the Owner/President of Choice Products, USA.

Thomas C. Kempen. Mr. Kempen is the owner of T. C. Kempen Landscaping Supplies & Consulting.

Executive Officers of Citizens Community Bancorp, Inc.

The executive officers of Citizens Community Bancorp, Inc., CCB and Citizens Community Federal are elected annually and hold office until their respective successors have been elected or until death, resignation or removal by the board of directors. All of the individuals listed below, except Brian P Ashley, are executive officers of Citizens Community Bancorp, Inc., CCB and Citizens Community Federal. Mr. Ashley serves solely as an executive officer of Citizens Community Federal.

Name	Age(1)	Position(s) Held with Citizens Community Bancorp, Inc., CCB and Citizens Community Federal (2)

James G. Cooley	59	President, Chief Executive Officer and Director
John D. Zettler	51	Senior Vice President and Chief Financial Officer
Johnny W. Thompson	53	Senior Vice President and Chief Administration Officer
Timothy J. Cruciani	45	Executive Vice President
Rebecca Johnson	45	Vice President, MIC/Accounting
Brian P. Ashley	59	Senior Vice President, Community Plus Division of the Bank
_________________________________
(1)	At September 30, 2005.
(2)	Includes service as a director of Citizens Community Federal and its predecessors. Mr. Ashley services only as an officer of Citizens Community Federal.

Set forth below is the principal occupation of each executive officer listed in the table above (excluding Mr. Cooley, whose background is included above in the discussion of the backgrounds of our directors), each of whom has held his or her present position for at least five years, unless otherwise indicated.

John Zettler. Mr. Zettler is currently serving as Chief Financial Officer. In his capacity as Senior Vice President, Mr. Zettler assists the President in all of his duties with primary responsibility for financial information and human resources activity of Citizens Community Federal. Mr. Zettler joined Citizens Community Federal in 1980 and was named Senior Vice President in 1997.

Timothy J. Cruciani. Mr. Cruciani is currently serving as Executive Vice President and Senior Vice President of Operations. He joined Citizens Community Federal in 1989. Mr. Cruciani oversees the branch operations and the indirect paper operations of Citizens Community Federal.

Johnny W. Thompson. Mr. Thompson currently serves as Senior Vice President/Chief Administrative Officer, a position he has held since he joined Citizens Community Federal in 2002. Mr. Thompson's responsibilities include direct marketing and public relations associated with Citizens Community Federal. Prior to joining Citizens Community Federal, Mr. Thompson served as Vice President of Karwoski & Courage, a marketing communications firm.

Rebecca Johnson. Ms. Johnson serves as Vice President MIC/Accounting for Citizens Community Federal, a position she has held since 2002. She directs all computer/data processing and accounting activities associated with Citizens Community Federal. Ms. Johnson joined Citizens Community Federal in 1980.

Brian P. Ashley. Mr. Ashley has served as the Senior Vice President of our Community Plus Division located in our Michigan offices since July 2005. For over five years prior to that, he was President of Community Plus Savings Bank, Rochester Hills, Michigan.

Meetings and Committees of the Board of Directors

The board of directors of Citizens Community Bancorp, Inc., generally meets on a monthly basis. The board of directors of CCB generally meets on a monthly basis, holding additional special meetings as needed. During fiscal 2005, the board of directors CCB held nine regular meetings and two special meetings. Meetings of the board of directors of Citizens Community Federal also are generally held on a monthly basis. In 2005, the board of directors of Citizens Community Federal held twelve regular meetings and two special meetings. No director attended fewer than 75% of the board meetings and meetings of the committees on which they served during the period they were directors.

The board of directors of CCB has standing Compensation, Audit and Nominating Committees. These committees will become committees of the board of directors of Citizens Community Bancorp, Inc., after the completion of the Conversion and Stock Offering.

The Compensation Committee is currently comprised of Directors McHugh and Westrate. The Compensation Committee is responsible for reviewing all issues pertaining to executive compensation, reviewing and recommending all changes in employee benefit plans and making recommendations to the board regarding director compensation. This committee met once in fiscal 2005.

The board of directors has adopted written charters for its Audit and Nominating Committees, as well as a written Code of Business Conduct and Ethics that applies to all our directors, officers, and employees. You may obtain a copy of these documents free of charge by writing to: Donna Talmage, Corporate Secretary, Citizens Community Bancorp, 2174 EastRidge Center, Eau Claire, Wisconsin 54701, or by calling (715) 836-9994. In addition, our Code of Business Conduct and Ethics was filed with the SEC as Exhibit 14 to the Company's Annual Report on Form 10-KSB for the fiscal year ended September 30, 2004.

The Audit Committee operates under a written charter adopted by the full board of directors. The Audit Committee currently has two members, including directors Westrate and Schilling, each of whom is an "independent director" under the standards established by the United States Securities and Exchange Commission (the "SEC") for members of audit committees as required by the Nasdaq Rules. A third "independent director" will be added prior to completion of the Stock Offering, in compliance with Nasdaq requirements. Mr. Schilling is an "audit committee financial expert" as defined in the rules of the SEC and the Nasdaq.

This committee is responsible for the review of the company's annual audit report prepared by our independent auditors. The functions of the Audit Committee include:

•
reviewing significant financial information including all quarterly reports and press releases containing financial information for the purpose of giving added assurance that the information is accurate and timely and that it includes all appropriate financial statement disclosures;

•	ascertaining the existence of effective accounting and internal control systems; and

•	overseeing the entire audit function including reviewing all reports received from the independent auditor.

In fiscal 2005, this committee met eleven times.

During fiscal 2005, the full board of directors of CCB acted as a nominating committee for the selection of nominees for election as directors and met one time for this purpose. After completion of the Stock Offering, the Nominating Committee will be comprised solely of independent directors, in compliance with Nasdaq requirements. The Nominating Committee is responsible for identifying and recommending director candidates to serve on the Board of Directors. Final approval of director nominees is determined by the full Board, based on the recommendations of the Nominating Committee.

The Nominating Committee operates under a formal written charter adopted by the board, under which the Nominating Committee has the following responsibilities:

(1)	recommend to the board the appropriate size of the board and assist in identifying, interviewing and recruiting candidates for the board;

(2)
recommend candidates (including incumbents) for election and appointment to the board of directors, subject to the provisions set forth in our charter and bylaws relating to the nomination or appointment of directors, based on the following criteria: business experience, education, integrity and reputation, independence, conflicts of interest, diversity, age, number of other directorships and commitments (including charitable organizations), tenure on the board, attendance at board and committee meetings, stock ownership, specialized knowledge (such as an understanding of banking, accounting, marketing, finance, regulation and public policy) and a commitment to our communities and shared values, as well as overall experience in the context of the needs of the board as a whole;

(3)
review nominations submitted by stockholders, which have been addressed to our Secretary, and which comply with the requirements of our charter and bylaws. Nominations from stockholders will be considered and evaluated using the same criteria as all other nominations;

(4)	annually recommend to the board committee assignments and committee chairs on all committees of the board, and recommend committee members to fill vacancies on committees as necessary; and

(5)	perform any other duties or responsibilities expressly delegated to the Committee by the board.

Corporate Governance Policies and Procedures

In addition to adopting charters for and establishing the Audit, Compensation and Nominating Committees of the board of directors, we have adopted a code of business conduct and ethics and will several corporate governance policies to govern the activities of Citizens Community Bancorp, Inc., CCB and Citizens Community Federal.

The code of business conduct and ethics, which applies to all employees and directors, addresses conflicts of interest, the treatment of confidential information, general employee conduct and compliance with applicable laws, rules and regulations. In addition, the code of business conduct and ethics is designed to deter wrongdoing and to promote honest and ethical conduct, the avoidance of conflicts of interest, full and accurate disclosure and compliance with all applicable laws, rules and regulations.

The corporate governance policies are expected to cover such matters as the following:

•	The duties and responsibilities of each director;

•	The composition and responsibilities of each director committee;

•	The establishment and operation of board committees, including provisions of charters for the Audit, Nominating and Compensation Committees of the board;

•	Convening executive sessions of independent directors;

•	The board of directors’ interaction with management and third parties; and

•	The evaluation of the performance of the board of directors and the chief executive officer.

Director Compensation

All directors, except the Chairman receives a fee of $666.66 per month for services on the boards of directors of Citizens Community Bancorp, Inc, CCB and Community Federal. The Chairman is paid $1,500 for board and board committee service. Total fees paid to directors of CCB and Citizens Community Federal during the fiscal year ended September 30, 2005, were $60,765.

Citizens Community Federal maintains a Supplemental Executive and Director's Retirement Plan, which is an unfunded, non-contributory defined benefit plan providing for supplemental pension benefits for certain key employees and directors. Benefits are based on a formula that includes participants' past and future earnings and years of service with Citizens Community Federal. This retirement plan is administered by the Compensation Committee, which selects participants in the plan. Director McHugh is credited with one month of service under the plan for each month served since August 1, 2002. The remaining directors are credited with one month of service under the plan for every two months of service since August 1, 2002. The benefits under the plan are monthly payments for the lesser of 120 months or actual months of service under the plan, rounded up to the next full quarter end. All of the non-employee directors are participants in the plan. Director McHugh has quarterly benefits of $4,500 per quarter, and the remaining non-officer directors have quarterly benefits of $2,000 per quarter. Unless a vesting schedule is included in a participant's plan agreement, each participating director is fully vested in the benefits under the plan upon executing the plan agreement. The benefits under the plan are unfunded and unsecured and are merely promised by Citizens Community Federal. We are under no obligation to fund the plan in advance; however, if we chose to do so, such funded amounts would be automatically expensed at the time of funding. We accrue for the new liability based on a present valuation calculation. Benefits are expensed on a straight line basis over the remaining months until eligible retirement.

CCB and its stockholders adopted a 2004 Stock Option and Incentive Plan and a 2004 Recognition and Retention Plan, which provides for the granting of shares of restricted stock. Each non-employee director of CCB was awarded options to purchase shares of CCB common stock under the option plan and shares of CCB common stock under the restricted stock plan. The number of outstanding options and the exercise price will be adjusted in accordance with the Exchange Ratio in connection with the Conversion. The restricted stock awards also will be adjusted for the Exchange Ratio in connection with the Conversion. See “Benefits - Existing Stock Options and Restricted Stock” details related to these stock plans.

Executive Compensation

The following table sets forth summary information concerning compensation awarded to, earned by or paid to CCB's President, Chief Financial Officer, Senior Vice President and Executive Vice President. No other executive officer of CCB earned a salary and bonus in excess of $100,000 for the fiscal year ended September 30, 2005. The named executive officers received perquisites and other personal benefits in addition to salary and bonus during the periods stated. The aggregate amount of these perquisites and other personal benefits, however, did not exceed the lesser of $50,000 or 10% of the total of their respective annual salary and bonus and, therefore, has been omitted as permitted by the rules of the SEC.

		Annual Compensation					Long Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary	Bonus		Other Annual Compensation ($)(1)		Restricted Stock Award ($)(2)	Options (#)(2)	All Other Compensation (3)
James G. Cooley	2005	$213,036		$20,000	$	---	$200,472	37,262	$102,680
President, Chief Executive	2004	206,894		---		---	---	---	88,369
Officer and Director	2003	188,003		---		---	---	---	57,436

John Zettler	2005	$127,777	$	---	$	---	$32,078	5,962	$16,786
Senior Vice President and	2004	124,093		---		---	---	---	13,656
Chief Financial Officer	2003	112,336		---		---	---	---	10,360

Johnny W. Thompson	2005	$113,993	$	---		$4,800(4)	$32,078	5,962	$12,324
Senior Vice President and	2004	111,352		---		4,800(4)	---	---	12,639
Chief Administration Officer	2003	106,703		---		13,800(4)	---	---	14,965

Timothy J. Cruciani	2005	$101,962	$	---	$	---	$72,173	13,414	$11,282
Executive Vice President	2004	98,177		---		---	---	---	8,336
	2003	84,083		---		---	---	---	5,415

_____________
(1)	This amount does not include personal benefits or perquisites which did not exceed the lesser of $50,000 or 10% of the named individuals' salary and bonus.
(2)	This amount represents the dollar value of restricted stock awarded pursuant to the Company's 2004 Recognition and Retention Plan.
(3)
This amount represents Citizens Community Federal's contribution to its supplemental executive retirement plans of $96,289, $12,952 $12,324 and $8,223 in 2005, $81,562, $10,005, $9,184 and $5,600 in 2004 and $52,058, $7,012, $14,240 and $3,190 in 2003, respectively, and to its 401(k) plan of $6,391, $3,834, $3,420 and $3,059 in 2005, $6,807, $3,651, $3,455 and $2,736 in 2004 and $5,378, $3,348, $725 and $2,225 in 2003, respectively, on behalf of the named executive officers.

(4)	This amount includes $4,800 auto allowance in 2005 and 2004, and $9,000 relocation expense and $4,800 auto allowance in 2003.

Benefits

General. We provide health and welfare benefits to employees, including hospitalization, comprehensive medical insurance and dental, life, short term and long-term disability insurance, subject to certain deductibles and copayments by employees. We also provides certain retirements benefits. See Notes _ and _ of the Notes to Consolidated Financial Statements.

Supplemental Executive Retirement Plans. Our Supplemental Executive Retirement Plan, which provides benefits to our directors, also provides benefits to certain key employees selected by the Compensation Committee upon retirement. This plan is an unfunded, non-contributory defined benefit under which we will pay supplemental pension benefits to certain key employees upon retirement. Benefits are based on a formula that includes participants’ past and future earnings and years of service. All executive officers in the Summary Compensation Table are participants in this plan.

401(k) Savings Plan. We offer our employees a 401(k) plan, which is a qualified, tax-exempt savings plan with a cash or deferred feature qualifying under Section 401(k) of the Internal Revenue Code. All employees who have attained age 21 and completed twelve months of continuous employment, during which they worked at least 1,000 hours, are eligible to participate.

Participants are permitted to make salary reduction contributions to the 401(k) Plan of up to 100% of their annual salary, up to a maximum of $15,000 ($20,000 for employees over 50 years of age). We match each contribution in an amount equal to 150% of the participant’s 401(k) deferrals for the year up to 3% of their salary. All contributions made by participants are before-tax contributions. All participant contributions and earnings are fully and immediately vested. All matching contributions are vested at a rate of 20% per year after a two year period over a five-year period commencing after one year of employment with us. However, in the event of retirement at age 65 or older, permanent disability or death, a participant will automatically become 100% vested in the value of all matching contributions and earnings thereon, regardless of the number of years of employment.

Employees are eligible to begin deferrals under the 401(k) Plan immediately upon hire, provided they are age 21. They must wait one year and be age 21 for the employer match.

Participants may invest amounts contributed to their 401(k) plan accounts in one or more investment options available under the 401(k) plan. Changes in investment directions among the funds are permitted on a periodic basis pursuant to procedures established by the plan administrator. Each participant receives a quarterly statement that provides information regarding, among other things, the market value of all investments and contributions made to the 401(k) plan on the participant’s behalf. All executive officers in the Summary Compensation Table received 3% contributions during our last fiscal year.

Employee Stock Ownership Plan. Citizens Community Federal established an employee stock ownership plan in 2004 for employees of Citizens Community Federal We intend to continue this plan after the Conversion, and the plan will own 8% of the shares of common stock of Citizens Community Bancorp, Inc., following the completion of the Stock Offering.

The employee stock ownership plan borrowed funds from CCB and will be borrowing funds from Citizens Community Bancorp, Inc., to purchase shares of common stock of those entities. The interest rate for the loans is the prime rate of interest, and that stock purchased with loan proceeds serves as collateral for these loans. Shares purchased by the employee stock ownership plan with the proceeds of the loans are held in a suspense account. As Citizens Community Federal repays those loans over a ten-year period, shares are released to participants’ accounts.

In any plan year, we may make additional discretionary contributions for the benefit of plan participants in either cash or shares of common stock, which may be acquired through the purchase of outstanding shares in the market or from individual stockholders, upon the original issuance of additional shares by us or upon the sale of our treasury shares. These purchases, if made, would be funded through additional borrowings by the employee stock ownership plan or additional contributions by Citizens Community Federal. The timing, amount and manner of future contributions to the employee stock ownership plan will be affected by various factors, including prevailing regulatory policies, the requirements of applicable laws and regulations and market conditions.

Shares released from the employee stock ownership plan are allocated to each eligible participant's employee stock ownership plan account based on the ratio of each such participant's compensation to the total compensation of all eligible employee stock ownership plan participants. Forfeitures are reallocated among remaining participating employees and may reduce any amount we might otherwise have contributed to the employee stock ownership plan. The account balances of participants within the employee stock ownership plan become 100% vested after five years of service. Credit for eligibility and vesting is given for years of service prior to adoption of the employee stock ownership plan. In the case of a “change in control,” as defined in the employee stock ownership plan, which triggers a termination of the employee stock ownership plan, participants will become immediately fully vested in their account balances. Benefits are payable upon retirement or other separation from service. Our contributions to the employee stock ownership plan are not fixed, so benefits payable under the employee stock ownership plan cannot be estimated.

First Bankers Trust Company of Quincy, Quincy, Illinois serves as trustee of the employee stock ownership plan. Under the employee stock ownership plan, the trustee must vote all allocated shares held in the employee stock ownership plan in accordance with the instructions of the participating employees, and unallocated shares are voted in the same ratio on any matter as those allocated shares for which instructions are given.

GAAP requires that any third party borrowing by the employee stock ownership plan be reflected as a liability on Citizens Community Bancorp, Inc.’s (and CCB’s) balance sheet. Since the employee stock ownership plan borrows from CCB or Citizens Community Bancorp, Inc., such obligations are not treated as a liability, but are excluded from stockholders' equity until repaid. If the employee stock ownership plan purchases newly issued shares, total stockholders' equity would neither increase nor decrease, but per share stockholders' equity and per share net earnings would decrease as the newly issued shares are allocated to the employee stock ownership plan participants.

The employee stock ownership plan is subject to the requirements of ERISA, and the regulations of the IRS and the Department of Labor thereunder. The IRS has provided a favorable determination that the employee stock ownership plan is a tax-qualified plan.

Existing Stock Options and Restricted Stock. On February 4, 2005, our directors and executive officers were awarded options to purchase shares of common stock of CCB under CCB’s 2004 Stock Option and Incentive Plan, at an exercise price equal to the fair market value of the common stock on the date of grant. These options are first exercisable at a rate of 20% one year after the date of grant (February 4, 2006) and 20% annually thereafter during continued service as an employee, director or director emeritus. Upon disability, death, or a change in control, these awards become 100% exercisable. The number of options and the exercise price will be adjusted in accordance with the Exchange Ratio in connection with the Conversion.

Each non-employee director was awarded 7,453 options in February 2005. The following table shows information with respect to grants of options to the named executive officers during fiscal year ended September 30, 2005.

Name	Number of Securities Underlying Options Granted(1)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (2)
					5%	10%
James G. Cooley President and Chief Executive Officer	37,262	54.3%	$13.45	2/4/2015	315,186	798,742
John D. Zettler Senior Vice President and Chief Financial Officer	5,962	8.7%	$13.45	2/4/2015	50,430	127,800
Johnny W. Thompson Senior Vice President and Chief Administration Officer	5,962	8.7%	$13.45	2/4/2015	50,430	127,800
Timothy J. Cruciani Executive Vice President	13,414	19.6%	$13.45	2/4/2015	113,464	287,540

________________________
(1)	All options granted have ten year terms and vest at the rate of 20% annually, with the first 20% having vested on the first anniversary following the date of grant.
(2)	Represents the difference between the aggregate exercise price of the options and the aggregate value of the underlying common stock at the expiration date of the options assuming the indicated annual rate of appreciation in the value of the common stock as of the date of grant, February 4, 2005, based on the most recent sale price of the common stock as quoted on the OTC Bulletin Board on February 4, 2005. The dollar gains under these columns result from calculations requried by the Securities and Exchange Commission's rules and are not indended to forecast future price appreciation of the common stock. Options have value only if the stock price increases above the exercise price shown in the table during the effective option period. In order for the executive to realize the potential values set forth in the 5% and 10% columns in the table, the price per share of CCB's common stock would be approximately $21.91 and $34.89, respectively, as of the expiration date of the options.

The following table summarizes certain information relating to the value of options held by the named executive officers at September 30, 2005. Value realized upon exercise is the difference between the fair market value of the underlying stock on the exercise date and the exercise price of the option. At September 30, 2005, none of these options were in-the-money. These options have not been, and may not ever be, exercised. Actual gains, if any, on exercise will depend on the value of CCB and, after the Conversion, Citizens Community Bancorp, Inc. common stock on the date of exercise.

			Number of Securities Underlying Unexercised Options at FY-End (#)		Value of Unexercised In-the-Money Options FY-End ($)
Name	Shares Acquired on Exercise (#)	Value Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable

James G. Cooley President	---	---	---	37,262	---	---

John D. Zettler Senior Vice President and Chief Financial Officer		---	---	5,962	---	---

Johnny W. Thompson Senior Vice President and Chief Administration Officer	---	---	---	5,962	---	---

Timothy J. Cruciani Executive Vice President and Chief Administration Officer	---	---	---	13,414	---	---

On February 4, 2005, our directors and officers were awarded shares of restricted stock under CCB’s 2004 Recognition and Retention Plan. Each non-employee director was awarded 1,192 shares of restricted stock. President and Chief Executive Officer Cooley was awarded 14,905 shares of restricted stock. Officers Zettler, Thompson and Cruciani were awarded 2,385, 2,385 and 5,366 shares of restricted stock, respectively. In addition, in November 2005, Directors McHugh and Kempen were awarded another 1,788 shares of restricted stock. Restricted stock awards vest at the rate of 20% beginning one year after the date of grant and 20% annually thereafter during periods of service as an employee, director or advisory director. All awards become immediately 100% vested upon death or disability or termination of service following a change in control. The restricted stock awards will be adjusted in accordance with the Exchange Ratio in connection with the Conversion. We intend to continue to make stock purchases in the open market from time to time to fund this plan after the completion of the Stock Offering.

Employment Agreements for Executive Officers. Citizens Community Federal currently has rolling three-year employment agreements with James G. Cooley, John D. Zettler, Johnny W. Thompson and Timothy J. Cruciani. Under the employment agreements, the salary levels for fiscal 2005 were $213,063, $127,777, $113,993, and $101,606 for each of these officers, respectively. In addition, the amount of salary provided for under the agreements is increased by 5% per year with respect to Mr. Thompson. The agreements also provide for equitable participation by the officers in Citizen Community Federal's employee benefit plans.

The agreements may be terminated by Citizens Community Federal at any time or by the executive if he is assigned duties inconsistent with his title, duties, responsibilities and status. In the event that the officer's employment is terminated without cause or constructively terminated, Citizens Community Federal would be required to honor the terms of the agreement through the expiration of the contract, including payment of the then current cash compensation.

Certain Transactions. Like many financial institutions, Citizens Community Federal has followed a policy of granting loans to our officers, directors and employees on the security of their primary residences and also of granting consumer loans to such persons. We have never granted loans to directors and executive officers on preferred terms. In accordance with the requirements of applicable law, loans to executive officers and directors of the CCB and Citizens Community Federal are made on substantially the same terms, including interest rates, fees and collateral, as those prevailing at the time for comparable transactions with other persons, and in the opinion of management do not involve more than the normal risk of collectibility or present other unfavorable features. At March 31, 2006, loans to directors and executive officers totaled $58,000.

Potential New Stock Benefit Plan

Citizens Community Bancorp, Inc., intends to adopt a new equity incentive plan at least six months from the completion of the Conversion, which will provide for the granting of stock options, stock appreciation rights and restricted stock to directors, executive officers and other officers designated by the Compensation Committee. If we decide to adopt that plan sooner than one year following the Conversion, the plan will comply with OTS regulations related to stock benefit plans adopted after a Conversion, including limitations on vesting and allocation of awards. In addition, any plan adopted within one year of the completion of the Conversion will be subject to stockholder approval at a meeting of stockholders held no sooner than six months subsequent to the completion of the Conversion.

The purpose of the equity incentive plan will be to attract and retain qualified personnel in key positions, provide officers and directors with a proprietary interest in Citizens Community Bancorp, Inc., as an incentive to contribute to our success and reward directors and officers for outstanding performance. No determinations have been made as to the time of implementation of the equity incentive plan, the specific terms of the plan or any allocation of awards that may be made under the plan.

If we present the new equity incentive plan for a stockholder vote within one year of the Conversion, current OTS policy would limit the shares reserved under the plan and require us to take into account shares reserved under our current plans. The equity incentive plan may reserve up to approximately 4% and 10% of the shares outstanding after the Stock Offering for restricted stock and stock option awards under the new plan, excluding the shares originally reserved under the 2004 plans. Under these limitations and at the midpoint of the offering range, the new plan may not reserve an amount of common stock for stock options exceeding approximately 6.0% of the shares sold in the Stock Offering, and the new plan may not reserve an amount of common stock for restricted stock exceeding approximately 2.4% of the shares sold in the Stock Offering.

Although the terms of the plan have not yet been determined, the plan would be in effect for up to ten years from the earlier of adoption by board of directors or approval by the stockholders. It is expected that it will provide for the grant of stock options intended to qualify as incentive stock options under the Internal Revenue Code (incentive stock options) and options that do not so qualify (non-statutory stock options). Options would expire no later than 10 years from the date granted and would expire earlier if the Compensation Committee so determines or in the event of termination of employment. The plan would also provide for the granting of stock appreciation rights and restricted stock. Awards under the plan would be granted based upon several factors, including length of service, job duties and responsibilities and job performance. Shares used to fund the awards under the plan may be acquired through open market purchases or provided from authorized but unissued shares.

While our intention is to fund the existing and new stock benefits plans through open market purchases, stockholders will experience a reduction or dilution in ownership interest if the plans are instead funded with newly-issued shares. If the Stock Offering closes at the mid-point of the offering range, and the new plan is adopted within one year of the Conversion, the issuance of authorized but unissued shares of stock to the new plan, rather than open market purchases, would dilute the voting interests of existing stockholders by approximately 7.7%. However, if the existing plans also are funded with newly issued shares instead of open market purchases, the aggregate dilution from both plans would be approximately 13.0%.

We currently have 21,170 exercisable options outstanding. If any options are exercised during the first year following the completion of the Stock Offering, OTS regulations require that they may be funded with newly issued shares.

STOCK OWNERSHIP OF CCB COMMON STOCK

The following table sets forth, as of the May 31, 2006, information regarding share ownership of:

•	those persons or entities (or groups of affiliated persons or entities) known by management to beneficially own more than five percent of CCB common stock, other than directors and executive officers;

•	each director of CCB;

•	each executive officer of CCB named in the Summary Compensation Table appearing under "Management - Executive Compensation;" and

•	all current directors and executive officers of CCB as a group.

The address of each of the beneficial owners, except where otherwise indicated, is the same address as that of CCB. An asterisk (*) in the table indicates that an individual beneficially owns less than one percent of the outstanding common stock of CCB.

Beneficial ownership is determined in accordance with the rules of the SEC. As of the record date, there were 3,724,628 shares of CCB common stock outstanding. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to outstanding options that are currently exercisable or exercisable within 60 days after May 31, 2006 are included in the number of shares beneficially owned by the person and are deemed outstanding for the purpose of calculating the person's percentage ownership. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

Beneficial Owners	Number of Shares Beneficially Owned(1)	Percent of Common Stock Outstanding
Beneficial Owners of More Than 5% Other than Directors and Named Executive Officers
Citizens Community MHC 2174 EastRidge Center Eau Claire, Wisconsin 54701	2,768,669	74.3%
Citizens Community Bancorp Employee Stock Ownership Plan Trust(2) 2174 EastRidge Center Eau Claire, Wisconsin 54701	119,236	3.2%

Directors and Named Executive Officers
Directors:
Richard McHugh(3)	96,057	2.6%
David B. Westrate(4)	48,061	1.3%
James G. Cooley(5)	71,634	1.9%
Thomas C. Kempen(6)	8,683	*
Brian R. Schilling(6)	2,783	*
Adonis E. Talmage(6)	2,783	*
Named Executive Officers:
Timothy J. Cruciani(7)	18,892	*
Johnny W. Thompson(8)	6,904	*
John D. Zettler(9)	9,652	*
Director of Citizens Community Federal
Brian P. Ashley	0	*
Directors and executive officers of CCB, as a group (11 persons)(10)	274,026	7.3%
___________________________________
(1)
Except as otherwise noted in these footnotes, the nature of beneficial ownership for shares reported in this table is sole voting and investment power. Included in the shares beneficially owned by the directors and named executive officers are options currently exercisable or exercisable within 60 days to purchase shares of CCB common stock.

(2)
Represents shares held by the employee stock option plan. Of these shares, 20,866 have been allocated to accounts of participants. Pursuant to the terms of the employee stock ownership plan, each employee stock ownership plan participant has the right to direct the voting of shares of CCB common stock allocated to his or her account.

(3)
Includes 17,820 shares held by Mr. McHugh's spouse. Amount also includes 2,980 shares of restricted stock granted pursuant to CCB’s 2004 restricted stock plan and 1,491 shares subject to options that are exercisable within 60 days of May 31, 2006, granted pursuant to CCB’s 2004 stock option plan.

(4)
Amount includes 5,000 shares held by Mr. Westrate’s daughter. Amount includes 2,980 shares of restricted stock granted pursuant to CCB’s 2004 restricted stock plan and 1,491 shares subject to options that are exercisable within 60 days of May 31, 2006, granted pursuant to the Company’s 2004 stock option plan.

(5)
Amount includes 10,000 shares held by Mr. Cooley's spouse and 5,000 shares held by Mr. Cooley’s son. Amount also includes 14,905 shares of restricted stock granted pursuant to CCB’s 2004 restricted stock plan and 7,453 shares subject to options that are exercisable within 60 days of May 31, 2006, granted pursuant to CCB’s 2004 stock option plan. Amount includes 1,776 shares allocated to Mr. Cooley’s employee stock ownership plan account.

(6)
Amount includes 1,192 shares of restricted stock granted pursuant to CCB’s 2004 restricted stock plan and 1,491 shares subject to options that are exercisable within 60 days of May 31, 2006, granted pursuant to CCB’s 2004 stock option plan.

(7)
Amount includes 5,366 shares of restricted stock granted pursuant to CCB’s 2004 restricted stock plan and 2,683 shares subject to options that are exercisable within 60 days of May 31, 2006, granted pursuant to CCB’s 2004 stock option plan. Amount includes 843 shares allocated to Mr. Cruciani’s employee stock ownership account.

(8)
Amount includes 2,385 shares of restricted stock granted pursuant to CCB’s 2004 restricted stock plan and 1,193 shares subject to options that are exercisable within 60 days of May 31, 2006, granted pursuant to CCB’s 2004 stock option plan. Amount includes 1,009 shares allocated to Mr. Thompson’s employee stock ownership account.

(9)
Amount includes 2,385 shares of restricted stock granted pursuant to CCB’s 2004 restricted stock plan and 1,193 shares subject to options that are exercisable within 60 days of May 31, 2006, granted pursuant to CCB’s 2004 stock option plan. Amount includes 1,075 shares allocated to Mr. Zettler’s employee stock ownership plan account.

(10)	Amount includes 8,577 shares of another executive officer, which includes 2,385 shares of restricted stock and 1,193 stock options exercisable within 60 days.
*	Less than 1% ownership.

COMPARISON OF RIGHTS OF CITIZENS COMMUNITY BANCORP, INC.’S AND CCB’S STOCKHOLDERS

As a result of the Conversion, current holders of CCB common stock will become stockholders of Citizens Community Bancorp, Inc. There are certain differences in stockholder rights arising from distinctions between the federal stock charter and bylaws of CCB and the articles of incorporation and bylaws of Citizens Community Bancorp, Inc. and from distinctions between federal laws and regulations governing federally chartered holding companies and Maryland corporate law. The discussion herein is qualified in its entirety by reference to Citizens Community Bancorp, Inc.'s articles of incorporation and bylaws and the provisions of Maryland corporate law.

In some instances, the rights of stockholders of Citizens Community Bancorp, Inc. will be less than the rights stockholders of CCB currently have. The decrease in stockholder rights under the Maryland articles of incorporation and bylaws are not mandated by Maryland law but have been chosen by management as being in the best interests of Citizens Community Bancorp, Inc. In some instances, the differences in stockholder rights may increase management rights. In other instances, these provisions in Citizens Community Bancorp, Inc.’s articles of incorporation and bylaws described below may make it more difficult to pursue a takeover attempt that management opposes. These provisions will also make the removal of the board of directors or management, or the appointment of new directors, more difficult. We believe that the provisions described below are prudent and will enhance our ability to remain an independent financial institution and reduce our vulnerability to takeover attempts and certain other transactions that have not been negotiated with and approved by our board of directors. These provisions also will assist us in the orderly deployment of the Conversion proceeds into productive assets and allow us to implement our business plan during the initial period after the Conversion. We believe these provisions are in the best interests of Citizens Community Bancorp, Inc. and its stockholders.

The following discussion is not intended to be a complete statement of the differences affecting the rights of stockholders, but rather summarizes the more significant differences and certain important similarities. The discussion herein is qualified in its entirety by reference to the articles of incorporation and bylaws of Citizens Community Bancorp, Inc. and Maryland law.

Authorized Capital Stock. The authorized capital stock of Citizens Community Bancorp, Inc. consists of 20,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. The current authorized capital stock of CCB consists of 5,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share.

CCB’s charter and Citizens Community Bancorp, Inc.’s articles of incorporation both authorize the board of directors to establish one or more series of preferred stock and, for any series of preferred stock, to determine the terms and rights of the series, including voting rights, conversion rates and liquidation preferences. Although neither board of directors has any intention at the present time of doing so, it could issue a series of preferred stock that could, depending on its terms, impede a merger, tender offer or other takeover attempt.

The articles of incorporation of Citizens Community Bancorp, Inc. authorize the board of directors to authorize additional shares of common and preferred stock without stockholder approval. Although the board of directors has no intention to authorize additional shares at the present time, it could do so and issue additional shares in a fashion that impedes a takeover attempt. In addition, the issuance of additional common stock would dilute the ownership interests of then-existing stockholders.

Issuance of Capital Stock. Currently, pursuant to applicable laws and regulations, Citizens Community MHC is required to own not less than a majority of the outstanding common stock of CCB. There will be no such restriction applicable to Citizens Community Bancorp, Inc. following consummation of the Conversion, as Citizens Community MHC will cease to exist.

Citizens Community Bancorp, Inc.’s articles of incorporation does not contain restrictions on the issuance of shares of capital stock to the directors, officers or controlling persons of Citizens Community Bancorp, Inc., whereas the current federal stock charter of CCB restricts such issuance to general public offerings, or if qualifying shares, to directors, unless the share issuance or the plan under which they would be issued has been approved by a majority of the total votes eligible to be cast at a legal meeting. Thus, Citizens Community Bancorp, Inc. could adopt stock-related compensation plans such as stock option plans without stockholder approval and shares of the capital stock of Citizens Community Bancorp, Inc. could be issued directly to directors or officers without stockholder approval. The rules of the NASD, however, generally require corporations with securities that are quoted on the Nasdaq Global Market, like Citizens Community Bancorp, Inc. will be, to obtain stockholder approval of most compensation plans for directors, officers and key employees of the corporation. Moreover, although generally not required, stockholder approval of stock-related compensation plans may be sought in certain instances to qualify such plans for favorable treatment under current federal income tax laws and regulations. We plan to submit the stock compensation plans discussed in this Prospectus to stockholders for their approval. In addition, the issuance of additional common stock would dilute the ownership interests of then-existing stockholders.

Neither the federal stock charter and bylaws of CCB nor the articles of incorporation and bylaws of Citizens Community Bancorp, Inc. provide for preemptive rights to stockholders in connection with the issuance of capital stock.

Voting Rights. Neither the federal stock charter of CCB nor the articles of incorporation and bylaws of Citizens Community Bancorp, Inc. permits cumulative voting in the election of directors. Cumulative voting entitles you to as many votes as equal to the number of shares you hold, multiplied by the number of directors to be elected. Cumulative voting allows you to cast all your votes for a single nominee or apportion your votes among any two or more nominees. For example, when three directors are to be elected, cumulative voting allows a holder of 100 shares to cast 300 votes for a single nominee, apportion 100 votes for each nominee, or apportion 300 votes in any other manner.

Payment of Dividends. The ability of Citizens Community Federal to pay dividends on its capital stock is restricted by OTS regulations and by tax considerations related to savings associations. Citizens Community Federal will continue to be subject to these restrictions after the Conversion, and such restrictions will indirectly affect Citizens Community Bancorp, Inc. because dividends from Citizens Community Federal will be a primary source of funds for the payment of dividends to the stockholders of Citizens Community Bancorp, Inc.

Maryland law generally provides that, unless otherwise restricted in a corporation’s charter, a corporation’s board of directors may authorize and a corporation may pay dividends to stockholders. However, a distribution may not be made if, after giving effect thereto:

•	the corporation would not be able to pay its debts as they become due in the usual course of business; or

•
the total assets of the corporation would be less than the sum of its total liabilities plus (unless otherwise provided in its charter) the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution.

Board of Directors. The federal stock charter and bylaws of CCB and the articles of incorporation and bylaws of Citizens Community Bancorp, Inc. each require the board of directors to be divided into three classes as nearly equal in number as possible and that the members of each class be elected for a term of three years and until their successors are elected and qualified, with one class being elected annually. Under both the bylaws of CCB and the bylaws of Citizens Community Bancorp, Inc., any vacancy occurring in the board of directors, however caused, may be filled by an affirmative vote of the majority of the directors then in office, whether or not a quorum is present, and any director so chosen shall hold office only until the next annual meeting of stockholders at which directors are elected.

Under the bylaws of CCB, any director may be removed only for cause by vote of the holders of a majority of the outstanding voting shares at a meeting of stockholders called for such purpose. The articles of incorporation of Citizens Community Bancorp, Inc. provides that any director may be removed by stockholders only for cause upon the affirmative vote of the holders of not less than 80% of the outstanding voting shares. The higher vote threshold will make it more difficult for stockholders to remove directors and replace them with their own nominees.

Limitations on Liability. The articles of incorporation of Citizens Community Bancorp, Inc. provides that, to the fullest extent permitted under Maryland law, directors and officers of Citizens Community Bancorp, Inc. will not be personally liable to Citizens Community Bancorp, Inc. or its stockholders for monetary damages. This provision would absolve directors and officers of personal liability for monetary damages for negligence in the performance of their duties, including gross negligence, and it would not affect the availability of injunctive or other equitable relief as a remedy.

Currently, federal law does not permit federally chartered savings and loan holding companies like CCB to limit the personal liability of directors in the manner provided by Maryland law and the laws of many other states.

Indemnification of Directors, Officers, Employees and Agents. The federal bylaws of CCB provide that CCB must indemnify its directors, officers and employees for any costs incurred in connection with any action involving any such person’s activities as a director, officer or employee if such person obtains a final judgment on the merits in his or her favor. In addition, indemnification is permitted in the case of a settlement, a final judgement against such person or final judgement other than on the merits, if a majority of disinterested directors determines that such person was acting in good faith within the scope of his or her employment as he or she could reasonably have perceived it under the circumstances and for a purpose he or she could reasonably have believed under the circumstances was in the best interest of CCB or its stockholders. CCB also is permitted to pay ongoing expenses incurred by a director, officer or employee if a majority of disinterested directors concludes that such person may ultimately be entitled to indemnification. Before making any indemnification payment, CCB is required to notify the OTS of its intention and such payment cannot be made if the OTS objects thereto.

The articles of incorporation of Citizens Community Bancorp, Inc. provides that it will indemnify its directors and officers, whether serving it or at its request any other entity, to the fullest extent permitted under Maryland law. Such indemnification includes the advancement of expenses. The articles of incorporation of Citizens Community Bancorp, Inc. also provide that it will indemnify it employees and agents to such extent as shall be authorized by the board of directors of the bylaws and be permitted by law.

Special Meetings of Stockholders. The bylaws of CCB provide that special meetings of the stockholders of CCB may be called by the chairman, President, a majority of the board of directors or the holders of not less than ten percent of the outstanding capital stock of CCB entitled to vote at the meeting. The bylaws of Citizens Community Bancorp, Inc. contain a provision pursuant to which special meetings of the stockholders of Citizens Community Bancorp, Inc. may be called by the Chairman, the President, the Board of Directors pursuant to a resolution adopted by a majority of the total number of directors which Citizens Community Bancorp, Inc. would have if there were no vacancies on the Board of Directors or the holders of not less than a majority of the capital stock of Citizens Community Bancorp, Inc. entitled to vote at a meeting.

Stockholder Nominations and Proposals. The bylaws of CCB generally provide that stockholders may submit new business to be taken up at the annual meeting. Any stockholder may make any proposal at the annual meeting and the same may be discussed and considered, provided such submission is provided in writing and filed with the secretary at least five days before the meeting.

Citizens Community Bancorp, Inc.’s bylaws establish an advance notice procedure for stockholders to nominate directors or bring other business before an annual meeting of stockholders of Citizens Community Bancorp, Inc. A person may not be nominated for election as a director unless that person is nominated by or at the direction of the Citizens Community Bancorp, Inc. board or by a stockholder who has given appropriate notice to Citizens Community Bancorp, Inc. before the meeting. Similarly, a stockholder may not bring business before an annual meeting unless the stockholder has given Citizens Community Bancorp, Inc. appropriate notice of its intention to bring that business before the meeting. Citizens Community Bancorp, Inc.’s secretary must receive notice of the nomination or proposal not less than 90 days before the annual meeting; provided, however, that if less than 100 days’ notice of prior public disclosure of the date of the meeting is given or made to the stockholders, notice by the stockholder to be timely must be received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. A stockholder who desires to raise new business must provide certain information to Citizens Community Bancorp, Inc. concerning the nature of the new business, the stockholder and the stockholder’s interest in the business matter. Similarly, a stockholder wishing to nominate any person for election as a director must provide Citizens Community Bancorp, Inc. with certain information concerning the nominee and the proposing stockholder.

Advance notice of nominations or proposed business by stockholders gives Citizens Community Bancorp, Inc.’s Board of Directors time to consider the qualifications of the proposed nominees, the merits of the proposals and, to the extent deemed necessary or desirable by the Board of Directors, to inform stockholders and make recommendations about those matters.

Stockholder Action Without a Meeting. The bylaws of CCB and Citizens Community Bancorp, Inc. provide for action to be taken by stockholders without a meeting, if all stockholders entitled to vote on the action consent to taking such action without a meeting.

Stockholder’s Right to Examine Books and Records. A federal regulation, which is currently applicable to CCB provides that stockholders, holding of record at least $100,000 of stock or at least 1% of the total outstanding voting shares, may inspect and make extracts from specified books and records of a federally chartered savings and loan associations after proper written notice for a proper purpose. Maryland law provides that a stockholder holding less than five percent of the outstanding capital stock may inspect specified books and records. Additionally, stockholders who have for at least six months beneficially owned more than five percent of the outstanding capital stock may, upon written request, inspect and copy the corporation’s books of account and stock ledger.

Limitations on Voting Rights. The articles of incorporation of Citizens Community Bancorp, Inc. provide that in no event shall any person, who directly or indirectly beneficially owns in excess of 10% of the then-outstanding shares of common stock as of the record date for the determination of stockholders entitled or permitted to vote on any matter (the “10% limit”), be entitled or permitted to any vote in respect of the shares held in excess of the 10% limit. Beneficial ownership is determined pursuant to the federal securities laws and includes, but is not limited to, shares as to which any person and his or her affiliates (1) have the right to acquire upon the exercise of conversion rights, exchange rights, warrants or options and (2) have or share investment or voting power (but shall not be deemed the beneficial owner of any voting shares solely by reason of a revocable proxy granted for a particular meeting of stockholders, and that are not otherwise beneficially, or deemed by Citizens Community Bancorp, Inc. to be beneficially, owned by such person and his or her affiliates).

The foregoing restriction does not apply to:

•	any director or officer acting solely in their capacities as directors and officers; or

•	any employee benefit plans of Citizens Community Bancorp, Inc. or any subsidiary or a trustee of a plan.

The charter of CCB provides that, for a period of five years from the effective date of Citizens Community Federal’s mutual holding company reorganization, no person, other than Citizens Community MHC, shall directly or indirectly offer to acquire or acquire more than 10% of the then-outstanding shares of common stock. The foregoing restriction does not apply to:

•	the purchase of shares by underwriters in connection with a public offering; or

•	the purchase of shares by any employee benefit plans of CCB or any subsidiary.

Mergers, Consolidations and Sales of Assets. Federal regulations currently require the approval of two-thirds of the Board of Directors of CCB and the holders of two-thirds of the outstanding stock of CCB entitled to vote thereon for mergers, consolidations and sales of all or substantially all of its assets. Such regulation permits CCB to merge with another corporation without obtaining the approval of its stockholders if:

•	it does not involve an interim savings institution;

•	the charter of CCB is not changed;

•	each share of CCB stock outstanding immediately before the effective date of the transaction is to be an identical outstanding share or a treasury share of CCB after such effective date; and

•
either: (a) no shares of voting stock of CCB and no securities convertible into such stock are to be issued or delivered under the plan of combination or (b) the authorized unissued shares or the treasury shares of voting stock of CCB to be issued or delivered under the plan of combination, plus those initially issuable upon conversion of any securities to be issued or delivered under such plan, do not exceed 15% of the total shares of voting stock of CCB outstanding immediately before the effective date of the transaction.

Citizens Community Bancorp, Inc.’s articles of incorporation require the approval of the Board of Directors and the affirmative vote of a majority of the votes entitled to be cast by all stockholders entitled to vote thereon. However, Maryland law provides that:

•	a merger of a 90% of more owned subsidiary with and into its parent may be approved without stockholder approval; provided, however that (1) the charter of the successor is not amended in the merger other than to change its name, the name or other designation or the par value of any class or series of its stock or the aggregate par value of its stock and (2) the contractual rights of any stock of the successor issued in the merger in exchange for stock of the other corporation participating in the merger are identical to the contract rights of the stock for which the stock of the successor was exchanged;

•	a share exchange need not be approved by the stockholders of the successor;

•	a transfer of assets need not be approved by the stockholders of the transferee; and

•
a merger need not be approved by the stockholders of a Maryland successor corporation provided that the merger does not reclassify or change the terms of any class or series of its stock that is outstanding immediately before the merger becomes effective or otherwise amend its charter and the number of shares of stock of such class or series outstanding immediately after the effective time of the merger does not increase by more than 20% of the number of shares of the class or series of stock that is outstanding immediately before the merger becomes effective.

Business Combinations with Interested Stockholders. The articles of incorporation of Citizens Community Bancorp, Inc. require the approval of the holders of at least 80% of Citizens Community Bancorp, Inc.’s outstanding shares of voting stock entitled to vote to approve certain “business combinations” with an “interested stockholder.” This supermajority voting requirement will not apply in cases where the proposed transaction has been approved by a majority of disinterested directors or where various fair price and procedural conditions have been met.

Under Citizens Community Bancorp, Inc.’s articles of incorporation, the term “interested stockholder” means any person who or which is:

•	the beneficial owner, directly or indirectly, of more than 10% of the voting power of the then outstanding voting stock of Citizens Community Bancorp, Inc.;

•
an affiliate of Citizens Community Bancorp, Inc. and at any time in the two-year period before the date in question was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the Citizens Community Bancorp, Inc.; or

•
an assignee of or has otherwise succeeded to any shares of voting stock that were at any time within the two-year period immediately before the date in question beneficially owned by any interested stockholder, if such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933, as amended.

A “business combination” includes, but is not limited to:

•
any merger or consolidation of Citizens Community Bancorp, Inc. or of its subsidiaries with (a) any interested stockholder; or (b) any other corporation, which is, or after such merger or consolidation would be, an affiliate of an interested stockholder; or

•
any sale, lease, exchange or other disposition to or with any interested stockholder, or any affiliate of any interested stockholder, of any assets of Citizens Community Bancorp, Inc. or any of its subsidiaries having an aggregate fair market value equaling or exceeding 25% or more of the combined assets of the Citizens Community Bancorp, Inc. and its subsidiaries; or

•
the issuance or transfer by Citizens Community Bancorp, Inc. or any of its subsidiaries of any securities of Citizens Community Bancorp, Inc. or any of its subsidiaries to any interested stockholder or any affiliate of any interested stockholder in exchange for cash, securities or other property having an aggregate fair market value equaling or exceeding 25% of the combined fair market value of the outstanding common stock of Citizens Community Bancorp, Inc., except for any issuance or transfer pursuant to an employee benefit plan of Citizens Community Bancorp, Inc. or any of its subsidiaries; or

•
the adoption of any plan for the liquidation or dissolution of Citizens Community Bancorp, Inc. proposed by or on behalf of any interested stockholder or any affiliate or associate of such interested stockholder; or

•
any reclassification of securities, or recapitalization of Citizens Community Bancorp, Inc., or any merger or consolidation of Citizens Community Bancorp, Inc. with any of its subsidiaries or any other transaction (whether or not with or into or otherwise involving an interested stockholder) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of Citizens Community Bancorp, Inc. or any of its subsidiaries, which is directly or indirectly owned by any interested stockholder or any affiliate of any interested stockholder.

Neither the charter and bylaws of CCB nor the federal laws and regulations applicable to CCB contain a provision that restricts business combinations between CCB and any interested stockholder in the manner set forth above.

Dissenters’ Rights of Appraisal. A federal regulation that is applicable to CCB generally provides that a stockholder of a federally chartered savings and loan association that engages in a merger, consolidation or sale of all or substantially all of its assets shall have the right to demand from such institution payment of the fair or appraised value of his or her stock in the institution, subject to specified procedural requirements. This regulation also provides, however, that the stockholders of a federally chartered savings and loan association that is listed on a national securities exchange or quoted on the Nasdaq Global Market are not entitled to dissenters’ rights in connection with a merger if the stockholder is required to accept only “qualified consideration” for his or her stock, which is defined to include cash, shares of stock of any institution or corporation which at the effective date of the merger will be listed on a national securities exchange or quoted on the Nasdaq Global Market or any combination of such shares of stock and cash. This exception does not currently apply to CCB because its stock is not listed on a national securities exchange or quoted on the Nasdaq Global Market.

After the Conversion, the rights of appraisal of the dissenting stockholders of Citizens Community Bancorp, Inc. will be governed by Maryland law. Pursuant to the Maryland law, a stockholder of a Maryland corporation generally has the right to dissent from any merger involving the corporation, share exchange, sale of all or substantially all of the corporation’s assets or an amendment of the charter that materially adversely affects stockholder rights, and to obtain fair value for his or her shares, subject to specified procedural requirements. However, no such appraisal rights are generally available for shares which are listed on a national securities exchange or on the Nasdaq Global Market.

Evaluation of Offers. The articles of incorporation of Citizens Community Bancorp, Inc. provide that its board of directors, when evaluating a transaction that would or may involve a change in control of Citizens Community Bancorp, Inc. (including a tender or exchange offer, merger or consolidation or sale of all or substantially all of the assets of Citizens Community Bancorp, Inc.) may, in connection with the exercise of its judgment in determining what is in the best interest of Citizens Community Bancorp, Inc. and its stockholders, give consideration to the following factors:

•	the economic effect, both immediate and long-term, upon Citizens Community Bancorp, Inc.’s stockholders, including stockholders, if any, not to participate in the transaction;

•
the social and economic effect on the employees, depositors and customers of, and others dealing with, Citizens Community Bancorp, Inc. and its subsidiaries and on the communities in which Citizens Community Bancorp, Inc. and its subsidiaries operate or are located;

•	whether the proposal is acceptable based on the historical and current operating results or financial condition of Citizens Community Bancorp, Inc.;

•	whether a more favorable price could be obtained for Citizens Community Bancorp, Inc.’s stock or other securities in the future;

•	the reputation and business practices of the offeror and its management and affiliates as they would affect the employees;

•	the future value of the stock or any other securities of Citizens Community Bancorp, Inc.; and

•	any antitrust or other legal and regulatory issues that are raised by the proposal.

By having these standards in the articles of incorporation of Citizens Community Bancorp, Inc., the Board of Directors may be in a stronger position to oppose such a transaction if the Board concludes that the transaction would not be in the best interest of Citizens Community Bancorp, Inc., even if the price offered is significantly greater than the then market price of any equity security of Citizens Community Bancorp, Inc.

Amendment of Governing Instruments. No amendment of the charter of CCB may be made unless it is first proposed by the board of directors, then preliminarily approved by the OTS, and thereafter approved by the holders of a majority of the total votes eligible to be cast at a legal meeting. The articles of incorporation of Citizens Community Bancorp, Inc. generally may be amended by the holders of a majority of the shares entitled to vote; provided, however, that any amendment of Section C of Article 5 (Issuing Preferred Stock; Limitation of Voting Common Stock), Article 7 (Directors), Article 8 and 14 (Amendment of Governing Instruments), Article 9 (Approval of Business Combinations), Article 11 (Acquisitions of Securities from Interested Persons), 12 (Indemnification) and Article 13 (Limitation of Liability) must be approved by the affirmative vote of the holders of at least 80% of the outstanding shares entitled to vote, except that the board of directors may amend the articles of incorporation without any action by the stockholders to increase or decrease the aggregate number of shares of capital stock.

The bylaws of CCB may be amended in a manner consistent with regulations of the OTS and shall be effective after (1) approval of the amendment by a majority vote of the authorized Board of Directors, or by a majority of the votes cast by the stockholders of CCB at any legal meeting and (2) receipt of applicable regulatory approval. The bylaws of Citizens Community Bancorp, Inc. may be amended by the board with a majority vote of the number of authorized directors.

RESTRICTIONS ON ACQUISITIONS OF
CITIZENS COMMUNITY BANCORP, INC. AND CITIZENS COMMUNITY FEDERAL

The principal federal regulatory restrictions that affect the ability of any person, firm or entity to acquire Citizens Community Bancorp, Inc., Citizens Community Federal or a controlling interest in their respective capital stock are described below. Certain provisions in Citizens Community Bancorp, Inc.'s charter and bylaws that may be deemed to affect the ability of a person, firm or entity to acquire Citizens Community Bancorp, Inc. also are described below. These descriptions are qualified by reference to the laws and regulations referred to and the provisions of the charter and bylaws of Citizens Community Bancorp, Inc.

Federal Law

Citizens Community Federal is a federal savings bank. Acquisitions of control of Citizens Community Federal by an individual is governed by the Change in Bank Control Act and by another company are governed by Section 10 of the Home Owners' Loan Act. The OTS has promulgated regulations under these laws.

The Change in Bank Control Act provides that no person, acting directly or indirectly or through or in concert with one or more other individuals, may acquire control of a federal savings bank, unless the OTS has been given 60 days prior written notice. Similar notice is required to be provided to the OTS by an individual acquiring a similar ownership interest in savings association holding company. The Home Owners' Loan Act provides that no company may acquire "control" of a savings association without the prior approval of the OTS. Any company that acquires such control becomes a savings and loan holding company subject to registration, examination and regulation by the OTS. In addition, acquisitions of control of a savings association holding company by another company are subject to the approval of the OTS.

Pursuant to the acquisition of control regulations of the OTS, control of a savings institution is conclusively deemed to have been acquired by, among other things, the acquisition of more than 25% of any class of voting stock of the institution or the ability to control the election of a majority of the directors of an institution. Moreover, control is presumed to have been acquired, subject to rebuttal, upon the acquisition of more than 10% of any class of voting stock, or of more than 25% of any class of stock of a savings institution, where certain enumerated "control factors" are also present in the acquisition. The OTS may prohibit an acquisition of control if:

•	it would result in a monopoly or substantially lessen competition;

•	the financial condition of the acquiring person might jeopardize the financial stability of the institution; or

•	the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or of the public to permit the acquisition of control by such person.

These restrictions do not apply to the acquisition of a savings institution's capital stock by one or more tax-qualified employee stock benefit plans, provided that the plans do not have beneficial ownership of more than 25% of any class of equity security of the savings institution.

For a period of three years following completion of the reorganization, OTS regulations generally prohibit any person from acquiring or making an offer to acquire beneficial ownership of more than 10% of the stock of Citizens Community Bancorp, Inc. or Citizens Community Federal without OTS approval.

State Law

Maryland corporate law contains certain provisions, described below, which may be applicable to Citizens Community Bancorp, Inc. upon consummation of the conversion.

Business Combinations with Interested Stockholders. The articles of incorporation require the approval of the holders of at least 80% of Citizens Community Bancorp, Inc.’s outstanding shares of voting stock entitled to vote to approve certain “business combinations” with an “interested stockholder.” This supermajority voting requirement will not apply in cases where the proposed transaction has been approved by a majority of those members of Citizens Community Bancorp, Inc.’s board of directors who are unaffiliated with the interested stockholder and who were directors before the time when the interested stockholder became an interested stockholder or if the proposed transaction meets certain conditions that are designed to afford the stockholders a fair price in consideration for their shares. In each such case, where stockholder approval is required, the approval of only a majority of the outstanding shares of voting stock is sufficient.

The term “interested stockholder” includes any individual, group acting in concert, corporation, partnership, association or other entity (other than Citizens Community Bancorp, Inc. or its subsidiary) who or which is the beneficial owner, directly or indirectly, of 10% or more of the outstanding shares of voting stock of Citizens Community Bancorp, Inc.

A “business combination” includes:

•
any merger or consolidation of Citizens Community Bancorp, Inc. or any of its subsidiaries with any interested stockholder or affiliate of an interested stockholder or any corporation which is, or after such merger or consolidation would be, an affiliate of an interested stockholder;

•
any sale or other disposition to or with any interested stockholder of 25% or more of the assets of Citizens Community Bancorp, Inc. or combined assets of Citizens Community Bancorp, Inc. and its subsidiaries;

•
the issuance or transfer to any interested stockholder or its affiliate by Citizens Community Bancorp, Inc. (or any subsidiary) of any securities of Citizens Community Bancorp, Inc. (or any subsidiary) in exchange for cash, securities or other property the value of which equals or exceeds 25% of the fair market value of the common stock of Citizens Community Bancorp, Inc.;

•	the adoption of any plan for the liquidation or dissolution of Citizens Community Bancorp, Inc. proposed by or on behalf of any interested stockholder or its affiliate; and

•
any reclassification of securities, recapitalization, merger or consolidation of Citizens Community Bancorp, Inc. with any of its subsidiaries which has the effect of increasing the proportionate share of common stock or any class of equity or convertible securities of Citizens Community Bancorp, Inc. or subsidiary owned directly or indirectly, by an interested stockholder or its affiliate.

Our charter provides that this statutory limit on business combinations will not apply to Citizens Community Bancorp, Inc.

Control Share Acquisitions. Maryland corporate law provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights unless approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquiror or by the corporation’s officers or directors who are employees of the corporation. Control shares are shares of voting stock which, if aggregated with all other shares of stock previously acquired, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

•	20% or more but less than 33 1/3%;

•	33 1/3% or more but less than a majority; or

•	a majority of all voting power.

Control shares do not include shares of stock an acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition generally means the acquisition of, ownership of or the power to direct the exercise of voting power with respect to, control shares.

A person who has made or proposes to make a “control share acquisition,” under specified conditions, including an undertaking to pay expenses, may require the board of directors to call a special stockholders’ meeting to consider the voting rights of the shares. The meeting must be held within 50 days of the demand. If no request for a meeting is made, the corporation may itself present the question at any stockholders’ meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as permitted by the statute, the corporation generally may redeem any or all of the control shares, except those for which voting rights have previously been approved. This redemption of shares must be for fair value, determined without regard to the absence of voting rights as of the date of the last control share acquisition or of any stockholders’ meeting at which the voting rights of the shares are considered and not approved. If voting rights for “control shares” are approved at a stockholders’ meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the stock determined for purposes of appraisal rights may not be less than the highest price per share paid in the control share acquisition. The limitations and restrictions otherwise applicable to the exercise of dissenters’ rights do not apply in the context of a “control share acquisition.”

The control share acquisition statute does not apply to stock acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisition previously approved or exempted by a provision in the charter or bylaws of the corporation.

Charter and Bylaws of Citizens Community Bancorp, Inc.

Certain provisions in Citizens Community Bancorp, Inc.'s articles of incorporation and bylaws may be deemed to affect the ability of a person, firm or entity to acquire Citizens Community Bancorp, Inc. The following discussion is a summary of the material provisions. This summary is necessarily general and qualified by reference to the articles of incorporation and bylaws. Certain of these provisions, in addition to discouraging a takeover attempt that a majority of our stockholders might determine to be in their best interest or in which our stockholders might receive a premium over the current market prices for their shares, may have the effect of rendering the removal of our management more difficult.

Classified Board of Directors. The board of directors of Citizens Community Bancorp, Inc. is required by the articles of incorporation to be divided into three staggered classes which are as equal in size as is possible. One class is required to be elected annually for three-year terms, and classes are elected in series. A classified board promotes continuity and stability of management of Citizens Community Bancorp, Inc., but makes it more difficult for stockholders to change a majority of the directors because it generally takes at least two annual elections of directors for this to occur.

Authorized but Unissued Shares of Capital Stock. Following the Stock Offering, Citizens Community Bancorp, Inc. will have authorized but unissued shares of preferred stock and common stock. See “Description of Capital Stock.” These shares could be used by the board of directors to make it more difficult or to discourage an attempt to obtain control of Citizens Community Bancorp, Inc. through a merger, tender offer, proxy contest or otherwise.

Special Meetings of Stockholders. Citizens Community Bancorp, Inc.'s bylaws provide that special meetings of stockholders may be called only by Citizens Community Bancorp, Inc.'s President or by its board of directors by a resolution adopted by a majority of the number of authorized directors, and by a majority of the holders of our stock entitled to vote at the meeting being called.

Prohibition on Cumulative Voting. Citizens Community Bancorp, Inc.'s articles of incorporation provides that there will not be cumulative voting by stockholders for the election of Citizens Community Bancorp, Inc.'s directors. This could prevent minority stockholder representation on Citizens Community Bancorp, Inc.'s board of directors.

Restrictions on Acquisition of Shares and Vote Sterilization. Citizens Community Bancorp, Inc.'s articles of incorporation provides that for a period of five years from the date of completion of the conversion, no person may offer to acquire or acquire the beneficial ownership of more than 10% of any class of equity security of Citizens Community Bancorp, Inc. In addition, all shares owned over the 10% limit may not be voted in any matter submitted to stockholders for a vote.

Procedures for Stockholder Nominations. Citizens Community Bancorp, Inc.'s bylaws provide that any stockholder wanting to make a nomination for the election of directors or a proposal for new business at a meeting of stockholders must send written notice to the Secretary of Citizens Community Bancorp, Inc. at least 90 days before the anniversary date of the prior year's annual meeting. The bylaws further provide that stockholder nominations and proposals that do not follow the prescribed procedures will not be presented for stockholder vote. Management believes that it is in the best interests of Citizens Community Bancorp, Inc. and its stockholders to provide enough time for management to disclose to stockholders information about a dissident slate of nominations for directors. This advance notice requirement may also give management time to solicit its own proxies in an attempt to defeat any dissident slate of nominations if management thinks it is in the best interest of stockholders generally. Similarly, adequate advance notice of stockholder proposals will give management time to study these proposals and to determine whether to recommend to the stockholders that these proposals be adopted.

Procedures for Business Combinations. Our articles of incorporation prohibits any merger, consolidation, sale, liquidation, or dissolution (each, a business combination) of Citizens Community Bancorp, Inc., with any "interested stockholder" for a period of five years following the interested stockholder's stock acquisition date, unless the business combination is approved by a two-thirds vote of the Board prior to the stock acquisition date. An interested stockholder is any person who, directly or indirectly, has the right to vote or to sell 10% or more of the outstanding shares. Affiliates and associates of an interested stockholder are also considered to be interested stockholders.

In addition, our articles of incorporation requires that at least one of the following conditions be met to engage in a business combination with an interested stockholder: (i) approval by a vote of majority of the Board prior to the interested stockholder's stock acquisition date and thereafter approved by stockholders; (ii) approval by the affirmative vote of the holders of at least 80% of the voting shares not beneficially owned by that interested stockholder at a meeting called for that purpose; or (iii) satisfaction of certain minimum price conditions, as set forth in our articles of incorporation.

In addition to the interested stockholder restrictions, our articles of incorporation also requires the affirmative vote of at least 80% of the outstanding shares in order for us to enter into any merger, consolidation, sale, liquidation, or dissolution of us, unless the transaction is approved by majority of our board of directors.

Amendment to Articles of Incorporation and Bylaws. Amendments to our articles of incorporation must be approved by our board of directors and also by the holders of a majority of the shares. Approval by at least 80% of the shares is required to amend provisions relating to preemptive rights; stockholder meetings; cumulative voting; proxies; stockholder proposals and nominations; directors; removal of directors; restrictions on the acquisition and voting of more than 10% of the common stock; approval of business combinations with interested stockholders; directors' and officers' liability; and indemnification of officers and directors; amendment of the bylaws; and amendment of the articles of incorporation.

Our bylaws may be amended by the board of directors by a majority vote of the number of authorized directors or by the holders of at least 80% of the shares.

DESCRIPTION OF CAPITAL STOCK

General

Citizens Community Bancorp, Inc. is a newly formed Maryland corporation. It is authorized to issue 20,000,000 shares of common stock, par value $0.01 per share and 1,000,000 shares of serial preferred stock, par value $0.01 per share. We will issue between 3,600,000 and 4,600,000 shares of common stock in the Stock Offering. Upon payment of the purchase price shares of common stock issued in the Stock Offering will be fully paid and non-assessable. No shares of preferred stock will be issued in the Stock Offering. The board of directors can, without stockholder approval, issue additional shares of common stock.

Common Stock

Each share of common stock will have the same relative rights as, and will be identical in all respects with, each other share of common stock. The common stock will represent non-withdrawable capital, will not be an account of insurable type and will not be insured by the FDIC or any other governmental agency.

Dividends. Citizens Community Bancorp, Inc. can pay dividends if, after giving effect to the distribution, it would be able to pay its indebtedness as the indebtedness comes due in the usual course of business and its total assets exceed the sum of its liabilities and the amount needed, if Citizens Community Bancorp, Inc. were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of any holders of capital stock who have a preference in the event of dissolution. The holders of common stock of Citizens Community Bancorp, Inc. will be entitled to receive and share equally in dividends as may be declared by the board of directors of Citizens Community Bancorp, Inc. out of funds legally available for dividends. If Citizens Community Bancorp, Inc. issues preferred stock, the holders of the preferred stock may have a priority over the holders of the common stock with respect to dividends. See “Our Policy Regarding Dividend” and “How We Are Regulated.” OTS regulations also limit our ability to pay dividends. See “How We Are Regulated - Limitations on Dividends and Other Distributions.”

Voting Rights. After the Conversion, the holders of common stock of Citizens Community Bancorp, Inc. will possess exclusive voting rights in Citizens Community Bancorp, Inc. The holder of shares of common stock will be entitled to one vote for each share held on all matters subject to stockholder vote and will not have any right to cumulate votes in the election of directors.

Liquidation Rights.   In the event of any liquidation, dissolution, or winding-up of Citizens Community Bancorp, Inc., the holders of the common stock generally would be entitled to receive, after payment of all debts and liabilities of Citizens Community Bancorp, Inc. (including all debts and liabilities of Citizens Community Federal and distribution of the balance in the special liquidation account of Citizens Community Federal to eligible account holders and supplemental eligible account holders), all assets of Citizens Community Bancorp, Inc. available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Preemptive Rights; Redemption. Because the holders of the common stock do not have any preemptive rights with respect to any shares that may be issued by Citizens Community Bancorp, Inc., the board of directors may sell shares of capital stock of Citizens Community Bancorp, Inc. without first offering these shares to existing stockholders. The common stock will not be subject to any redemption provisions.

Preferred Stock

We are authorized to issue up to 1,000,000 shares of serial preferred stock and to fix and state voting powers, designations, preferences, or other special rights of preferred stock and the qualifications, limitations and restrictions of those shares as the board of directors may determine in its discretion. Preferred stock may be issued in distinctly designated series, may be convertible into common stock and may rank prior to the common stock as to dividend rights, liquidation preferences, or both, and may have full or limited voting rights. The issuance of preferred stock could adversely affect the voting and other rights of holders of common stock.

The authorized but unissued shares of preferred stock and the authorized but unissued and unreserved shares of common stock will be available for issuance in future mergers or acquisitions, in future public offerings or private placements. Except as otherwise required to approve the transaction in which the additional authorized shares of preferred stock would be issued, no stockholder approval generally would be required for the issuance of these shares.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for Citizens Community Bancorp, Inc. common stock will be Registrar and Transfer Co., 10 Commerce Drive, Cranford, New Jersey 07016, 1-(800) 368-5948. Registrar and Transfer Co. also is the transfer agent and registrar for CCB common stock.

LEGAL AND TAX OPINIONS

The legality of the issuance of the common stock being offered and certain matters relating to the Conversion and Stock Offering and federal and state taxation will be passed upon for us by Silver, Freedman & Taff, L.L.P., Washington, D.C. and Wipfli LLP, our independent auditors. Certain legal matters will be passed upon for Keefe, Bruyette & Woods, Inc. by Muldoon Murphy & Aguggia LLP, Washington, D.C.

EXPERTS

The consolidated financial statements of CCB at September 30, 2005 and for the three years ended September 30, 2005 have been included in this Prospectus in reliance upon the report of Wipfli LLP, our independent auditors, appearing elsewhere in this Prospectus, and upon the authority of said firm as experts in accounting and auditing.

RP Financial, LC. has consented to the publication in this document of a summary of its letter to Citizens Community Bancorp, Inc. setting forth its conclusion as to the estimated pro forma market value of the common stock and has also consented to the use of its name and statements with respect to it appearing in this document.

REGISTRATION REQUIREMENTS

Our common stock will be registered with the SEC pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We will be subject to the information, proxy solicitation, insider trading restrictions, tender offer rules, periodic reporting and other requirements of the SEC under the Exchange Act. We will not deregister the common stock under the Exchange Act for a period of at least three years following the Stock Offering.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Citizens Community Bancorp, Inc. has filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the common stock offered in this document. As permitted by the rules and regulations of the SEC, this Prospectus does not contain all the information set forth in the registration statement. This information, including the Plan of Conversion and Reorganization and the appraisal report, which are exhibits to the registration statement, can be examined without charge at the public reference facilities of the SEC located at 100 F Street, N.E., Washington, D.C. 20549, and copies of the registration materials can be obtained from the SEC at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330. The SEC also maintains an Internet address ("web site") that contains reports, proxy and information statements and other information regarding registrants, including Citizens Community Bancorp, Inc. and CCB, that file electronically with the SEC. The address for this web site is "http://www.sec.gov." The statements contained in this document as to the contents of any contract or other document filed as an exhibit to the Form S-1 are, of necessity, brief descriptions, and each statement is qualified by reference to the complete contract or document.

Citizens Community MHC and Citizens Community Bancorp, Inc. have filed Applications with the OTS with respect to the Conversion and the Stock Offering, which include proxy materials for the special meeting of members of Citizens Community MHC and certain other information. This Prospectus omits certain information contained in those applications. The applications may be examined at the principal office of the Office of Thrift Supervision, 1700 G Street, N.W., Washington, D.C. 20552, and at the Midwest Regional Office of the Office of Thrift Supervision located at 122 W. John Carpenter Freeway, Suite 600, Irving, Texas 75039.

In connection with the offering, Citizens Community Bancorp, Inc. has registered its common stock with the SEC under Section 12 of the Securities Exchange Act of 1934, and, upon such registration, Citizens Community Bancorp, Inc. and the holders of its stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on stock purchases and sales by directors, officers and greater than 10% stockholders, the annual and periodic reporting and certain other requirements of the Securities Exchange Act of 1934. Under the Plan of Conversion and Reorganization, Citizens Community Bancorp, Inc. has undertaken that it will not terminate this registration for a period of at least three years following the Stock Offering.

A copy of the Plan of Conversion and Reorganization, the charter and bylaws of Citizens Community Bancorp, Inc. and Citizens Community Federal are available without charge from Citizens Community Federal. Requests for such information should be directed to: Stockholder Relations, Citizens Community Federal, 2174 EastRidge Center, Eau Claire, Wisconsin 54701.

CITIZENS COMMUNITY BANCORP AND SUBSIDIARY

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Other schedules are omitted as they are not required or are not applicable or the required information is shown in the consolidated financial statements or related notes.

Report of Independent Registered Public Accounting Firm

Board of Directors
Citizens Community Bancorp
Eau Claire, Wisconsin

We have audited the accompanying consolidated balance sheets of Citizens Community Bancorp and Subsidiary as of September 30, 2005 and 2004, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the years ended September 30, 2005, 2004, and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Citizens Community Bancorp and Subsidiary as of September 30, 2005 and 2004, and the results of their operations and their cash flows for the years ended September 30, 2005, 2004, and 2003, in conformity with accounting principles generally accepted in the United States.

Wipfli LLP

May 5, 2006
Eau Claire, Wisconsin

Citizens Community Bancorp and Subsidiary

Consolidated Balance Sheets
March 31, 2006 (unaudited) and September 30, 2005 and 2004

Assets	March 31, 2006	September 30,
		2005	2004

	(Unaudited)
Cash and cash equivalents	$4,296,325	$9,265,477	$4,768,007
Other interest-bearing deposits	1,152,900	1,444,233	0
Securities available-for-sale (at fair value)	1,839,081	2,088,349	0
Federal Home Loan Bank stock	1,826,480	2,094,900	827,700
Loans receivable - Net of allowance for loan losses of $807,766 in 2006 and $803,218 and $554,210 in 2005 and 2004, respectively	234,323,644	217,930,666	152,376,330
Office properties and equipment - Net	3,611,821	2,922,884	2,198,809
Accrued interest receivable - Loans	749,953	612,644	466,399
Intangible assets	1,980,170	2,130,949	348,486
Goodwill	5,465,619	5,465,619	0
Other assets	1,379,029	1,751,770	994,065

TOTAL ASSETS	$256,625,022	$245,707,491	$161,979,796

Liabilities and Stockholders’ Equity

Deposits	$188,298,100	$177,469,100	$127,976,262
Federal Home Loan Bank advances	36,200,000	36,200,000	13,500,000
Other liabilities	2,312,833	2,484,991	897,612

Total liabilities	226,810,933	216,154,091	142,373,874

Preferred stock - Par Value $.01:
Authorized - 1,000,000 shares
Issued and outstanding - 0 shares
Common stock - Par value $.01:
Authorized - 5,000,000 shares
Issued - 3,747,319 in 2006 and 2005,
and 3,041,750 shares in 2004	37,473	37,473	30,418
Additional paid-in capital	18,796,945	18,779,709	9,029,696
Retained earnings	12,690,688	12,536,512	11,678,548
Unearned ESOP shares	(953,820)	(1,013,460)	(1,132,740)
Unearned compensation	(340,749)	(389,169)	0
Accumulated other comprehensive loss	(22,226)	(3,654)	0
Treasury stock, at cost - 26,267 and 26,251 shares
in 2006 and 2005, respectively	(394,222)	(394,011)	0

Total stockholders’ equity	29,814,089	29,553,400	19,605,922

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$256,625,022	$245,707,491	$161,979,796

See accompanying notes to consolidated financial statements.

Citizens Community Bancorp and Subsidiary

Consolidated Statements of Income
Six Months Ended March 31, 2006 and 2005 (unaudited) and Years Ended September 30, 2005, 2004 and 2003

	Six Months Ended March 31,		Years Ended September 30,

	2006	2005	2005	2004	2003

	(unaudited)
Interest and dividend income:
Interest and fees on loans	$7,304,728	$5,353,499	$11,708,703	$9,544,179	$8,782,650
Interest on investments	219,072	43,378	217,386	75,309	97,658

Total interest and dividend income	7,523,800	5,396,877	11,926,089	9,619,488	8,880,308

Interest expense:
Interest on deposits	2,367,794	1,455,950	3,263,059	2,804,710	3,175,678
Interest on FHLB advances	772,884	192,871	728,618	84,597	2,115

Total interest expense	3,140,678	1,648,821	3,991,677	2,889,307	3,177,793

Net interest income	4,383,122	3,748,056	7,934,412	6,730,181	5,702,515
Provision for loan losses	108,451	202,136	414,078	395,997	405,530

Net interest income after provision for loan losses	4,274,671	3,545,920	7,520,334	6,334,184	5,296,985

Noninterest income:
Service charges on deposit accounts	475,265	370,433	832,188	784,318	772,816
Insurance commissions	165,477	196,660	397,287	308,835	278,756
Loan fees and service charges	194,534	148,508	328,329	258,784	236,412
Net gain on securities	27,110	0	0	0	0
Other	7,805	392,899	463,045	16,720	44,294

Total noninterest income	870,191	1,108,500	2,020,849	1,368,657	1,332,278

Noninterest expense:
Salaries and related benefits	2,771,676	2,183,639	4,687,447	3,986,524	3,620,887
Occupancy - Net	468,290	349,893	752,336	629,849	552,444
Office	428,457	299,869	667,968	546,510	512,498
Data processing	207,133	154,528	329,761	301,503	275,874
Other	843,460	684,215	1,368,267	858,582	679,962

Total noninterest expense	4,719,016	3,672,144	7,805,779	6,322,968	5,641,665

Income before provision for income taxes	425,846	982,276	1,735,404	1,379,873	987,598
Provision for income taxes	176,252	398,286	684,334	543,328	390,101

Net income	$249,594	$583,990	$1,051,070	$836,545	$597,497

Basic earnings per share	$0.07	$0.20	$0.35	$0.33	N/A

Diluted earnings per share	$0.07	$0.20	$0.35	$0.33	N/A

See accompanying notes to consolidated financial statements.

Citizens Community Bancorp and Subsidiary

Consolidated Statements of Changes in Stockholders' Equity
Six Months Ended March 31, 2006 and 2005 (unaudited) and Years Ended September 30, 2005, 2004, and 2003

							Accumulated
			Additional		Unearned		Other
		Common	Paid-In	Retained	ESOP	Unearned	Comprehensive	Treasury
	Shares	Stock	Capital	Earnings	Shares	Compensation	Loss	Stock	Totals

Balance, September 30, 2002	0	$0	$0	$10,393,438	$0	$0	$0	$0	$10,393,438

Comprehensive income:
Net income				597,497					597,497

Balance, September 30, 2003	0	0	0	10,990,935	0	0	0	0	10,990,935

Comprehensive income:
Net income				836,545					836,545
Sale of common stock - Unearned ESOP shares	978,650	9,787	9,038,403						9,048,190
Common stock acquired by ESOP - 119,236 shares					(1,192,360)				(1,192,360)
Committed ESOP shares					59,620				59,620
Appreciation in fair value of ESOP shares
charged to expense			11,924						11,924
Capitalization of CCMHC	2,063,100	20,631	(20,631)	(100,000)					(100,000)
Cash dividends ($.05 per share)				(48,932)					(48,932)

Balance, September 30, 2004	3,041,750	30,418	9,029,696	11,678,548	(1,132,740)	0	0	0	19,605,922

Comprehensive income:
Net income				1,051,070					1,051,070
Net unrealized loss on available-for-sale securities							(3,654)		(3,654)

Total comprehensive income									1,047,416

Common stock issued due to merger	705,569	7,055	9,758,975						9,766,030
Common stock purchased - 59,637 shares								(895,135)	(895,135)
Committed ESOP shares			43,120		119,280				162,400
Common stock awarded for Recognition and
Retention Plan - 33,386 shares			(52,082)			(449,042)		501,124	0
Amortization of restricted stock						59,873			59,873
Cash dividends ($.20 per share)				(193,106)					(193,106)

Balance, September 30, 2005	3,747,319	$37,473	$18,779,709	$12,536,512	($1,013,460)	($389,169)	($3,654)	($394,011)	$29,553,400

See accompanying notes to consolidated financial statements.

Citizens Community Bancorp and Subsidiary

Consolidated Statements of Changes in Stockholders' Equity (Continued)
Six Months Ended March 31, 2006 and 2005 (unaudited) and Years Ended September 30, 2005, 2004 and 2003

							Accumulated
			Additional		Unearned		Other
		Common	Paid-In	Retained	ESOP	Unearned	Comprehensive	Treasury
	Shares	Stock	Capital	Earnings	Shares	Compensation	Loss	Stock	Totals

Balance, September 30, 2004	3,041,750	$30,418	$9,029,696	$11,678,548	($1,132,740)	$0	$0	$0	$19,605,922

Comprehensive income:
Net income				583,990					583,990
Net unrealized loss on available-for-sale securities							0		0

Total comprehensive income									583,990

Common stock purchase - 59,618 shares								(894,866)	(894,866)
Committed ESOP shares			25,327		59,640				84,967
Common stock awarded for Recognition and Retention Plan - 33,386 shares			(52,082)			(449,042)		501,124	0
Amortization of restricted stock						14,968			14,968
Cash dividends ($.10 per share)				(97,866)					(97,866)

Balance, March 31, 2005	3,041,750	$30,418	$9,002,941	$12,164,672	$(1,073,100)	$(434,074)	$0	$(393,742)	$19,297,195

Balance, September 30, 2005	3,747,319	37,473	18,779,709	12,536,512	(1,013,460)	(389,169)	(3,654)	(394,011)	29,553,400

Comprehensive income:
Net income				249,594					249,594
Net unrealized loss on available-for-sale securities							(18,572)		(18,572)

Total comprehensive income									231,022

Committed ESOP shares					59,640				59,640
Appreciation in fair value shares charged to expense			17,236						17,236
Common stock purchased - 16 shares								(211)	(211)
Amortization of restricted stock						48,420			48,420
Cash dividends ($.10 per share)				(95,418)					(95,418)

Balance, March 31, 2006	3,747,319	$37,473	$18,796,945	$12,690,688	$(953,820)	$(340,749)	$(22,226)	$(394,222)	$29,814,089

See accompanying notes to consolidated financial statements.

Citizens Community Bancorp and Subsidiary

Consolidated Statements of Cash Flows
Six Months Ended March 31, 2006 and 2005 (unaudited) and Years Ended September 30, 2005, 2004 and 2003

	Six Months Ended March 31,		Years Ended September 30,

	2006	2005	2005	2004	2003

	(unaudited)
Increase (decrease) in cash and cash equivalents:
Cash flows from operating activities:
Net income	$249,594	$583,990	$1,051,070	$836,545	$597,497

Adjustments to reconcile net income to net cash provided
by operating activities:
Provision for depreciation	181,276	123,051	278,032	256,162	261,030
Provision for loan losses	108,451	202,136	414,078	395,997	405,530
Amortization of purchase accounting adjustments	(38,454)	0	19,277	0	0
Amortization of core deposit intangible	150,779	12,765	94,537	24,330	10,133
Amortization of restricted stock	48,421	14,968	59,873	0	0
Provision (benefit) for deferred income taxes	14,000	(11,000)	104,000	(124,000)	(49,130)
Federal Home Loan Bank stock dividends	(16,480)	(23,900)	(53,600)	(44,700)	(41,800)
ESOP contribution expense in excess of shares released	17,236	25,327	43,120	11,924	0
(Increase) decrease in accrued interest receivable and other assets	273,886	(299,979)	(622,922)	(286,784)	(208,234)
Increase (decrease) in other liabilities	(186,158)	302,105	360,967	128,022	311,360

Total adjustments	552,957	345,473	697,362	360,951	688,889

Net cash provided by operating activities	802,551	929,463	1,748,432	1,197,496	1,286,386

Cash flows from investing activities:
Proceeds from maturities of other interest-bearing deposits	291,333	0	363,112	0	1,485,000
Sale (purchase) of Federal Home Loan Bank stock	284,900	(348,400)	(928,700)	(112,000)	(75,800)
Proceeds from sale of securities available for sale	230,696	0	0	0	0
Net increase in loans	(16,501,429)	(17,533,499)	(39,270,812)	(28,959,211)	(19,422,395)
Capital expenditures	(870,213)	(142,474)	(235,216)	(87,885)	(368,650)
Cash received for branch acquisition	0	0	13,172,051	6,970,198	0

Net cash used in investing activities	(16,564,713)	(18,024,373)	(26,899,565)	(22,188,898)	(18,381,845)

Citizens Community Bancorp and Subsidiary

Consolidated Statements of Cash Flows (Continued)
Six Months Ended March 31, 2006 and 2005 (unaudited) and Years Ended September 30, 2005, 2004 and 2003

	Six Months Ended March 31,		Years Ended September 30,

	2006	2005	2005	2004	2003

	(unaudited)
Cash from financing activities:
Increase in borrowings	$0	$10,500,000	$22,700,000	$9,800,000	$3,700,000
Increase in deposits	10,829,000	5,648,288	7,917,564	5,118,868	10,534,362
Payments to acquire treasury stock	(211)	(894,866)	(895,135)	0	0
Proceeds from sale of common stock	0	0	0	9,048,189	0
Formation of CCMHC	0	0	0	(100,000)	0
Loan to ESOP for purchase of common stock	0	0	0	(1,192,360)	0
Reduction in unallocated shares held by ESOP	59,640	59,640	119,280	59,620	0
Cash dividends paid	(95,418)	(97,866)	(193,106)	(48,932)	0

Net cash provided by financing activities	10,793,011	15,215,196	29,648,603	22,685,385	14,234,362

Net increase (decrease) in cash and cash equivalents	(4,969,151)	(1,879,714)	4,497,470	1,693,983	(2,861,097)
Cash and cash equivalents at beginning	9,265,477	4,768,077	4,768,007	3,074,024	5,935,121

Cash and cash equivalents at end	$4,296,326	$2,888,363	$9,265,477	$4,768,007	$3,047,024

Supplemental cash flow information:
Cash paid during the year for:
Interest	$3,189,116	$1,651,389	$3,845,432	$2,982,359	$3,230,125
Income taxes	334,140	248,710	728,000	686,406	504,000

Supplemental schedule of noncash investing and financing activities:

Loans transferred to foreclosed properties	$0	$0	$0	$0	$101,054

The fair values of noncash assets acquired and liabilities assumed in the merger with Community Plus Savings Bank were $52,328,000 and $42,570,000, respectively. Approximately 706,000 shares of common stock, valued at $9,250,000, were issued in connection with this merger. Note 2 provides additional detail related to this transaction.

In November 2003, the Company purchased certain assets and assumed the deposits of the Mankato branch of Alliance Bank. In conjunction with the acquisition, the Company received $6,970,198 and the following assets and liabilities:

Loans	$705,751
Other assets	241,756

Assets acquired	$947,507

Deposits assumed	$7,894,530
Other liabilities	23,175

Liabilities assumed	$7,917,705

Citizens Community Bancorp and Subsidiary
Notes to Consolidated Financial Statements

Note 1    Summary of Significant Accounting Policies

Nature of Operations

                        Citizens Community Bancorp (the “Company”) is a federally chartered holding company formed on March 29, 2004, for the purpose of acquiring all of the common stock of Citizens Community Federal (the “Bank”) concurrent with its reorganization and stock issuance plan. The reorganization was consummated on March 29, 2004. In connection with the reorganization, the Company sold 978,650 shares of its common stock, par value $0.01 per share, in a subscription offering, and issued 2,063,100 shares to Citizens Community MHC (CCMHC), raising approximately $8.9 million, net of costs. The Company is a majority-owned subsidiary of CCMHC, a federally chartered mutual holding company.

            The Bank is a federally chartered stock savings bank. It operates its business from several banking offices located in Wisconsin, Minnesota, and Michigan. The Bank is engaged in the business of attracting deposits from the general public and investing those deposits in residential and consumer loans.

         Principles of Consolidation

The consolidated financial statements include the accounts of Citizens Community Bancorp and its wholly owned subsidiary, Citizens Community Federal. All significant intercompany balances and transactions have been eliminated. The accounting and reporting policies of the Company conform to generally accepted accounting principles (GAAP) and to the practices within the banking industry.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash due from banks and interest-bearing deposits with original maturities of three months or less.

Other Interest-Bearing Deposits

Other interest-bearing deposits mature within three years and are carried at cost, which approximates fair value.

Citizens Community Bancorp and Subsidiary
Notes to Consolidated Financial Statements

Note 1    Summary of Significant Accounting Policies (Continued)

Securities

Securities are classified as available for sale and are carried at fair value, with unrealized gains and losses reported in other comprehensive income. Amortization of premiums and accretion of discounts are recognized in interest income using the interest method over the estimated lives of the securities.

Declines in fair value of securities that are deemed to be other than temporary, if applicable, are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers the length of time and the extent to which fair value has been less than cost; the financial condition and near-term prospects of the issuer; and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and determined using the specific-identification method.

Federal Home Loan Bank Stock

The Bank owns stock in the Federal Home Loan Bank (FHLB). FHLB stock is carried at cost which approximates fair value. The Bank is required to hold the stock as a member of the FHLB system, and transfer of the stock is substantially restricted. The stock is pledged as collateral for outstanding FHLB advances.

Interest and Fees on Loans

Interest on loans is credited to income over the contractual life of the loans based on the principal amount outstanding using the interest method. Accrual of interest is discontinued when a loan becomes over 90 days delinquent. Uncollectible interest previously accrued is charged off or an allowance is established by means of a charge to interest income. Income is subsequently recognized only to the extent cash payments are received until all past due interest and principal have been collected, in which case the loan is returned to accrual status. Interest income recognition on loans considered to be impaired under current accounting standards is consistent with recognition on all other loans.

Loan origination fees are credited to income when received, as capitalization and amortization of the fees and related costs would not have a material effect on the overall consolidated financial statements. Premiums paid for origination of loans by dealers and merchants are deferred and recognized as an adjustment to interest income using the interest method over the contractual life of the loans.

Citizens Community Bancorp and Subsidiary
Notes to Consolidated Financial Statements

Note 1    Summary of Significant Accounting Policies (Continued)

Allowance for Loan Losses

The allowance for loan losses is established through a provision for loan losses charged to expense. Loan losses are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.

The Bank considers loans secured by real estate and all consumer loans to be large groups of smaller-balance homogeneous loans. Each portfolio of smaller-balance, homogeneous loans is collectively evaluated for impairment. The allowance for credit losses attributed to these loans is established via a process that estimates the probable losses inherent in the portfolio, based on various analyses. These include historical delinquency and credit loss experience and the current aging of the portfolio, together with analyses that reflect current trends and conditions. Management also considers overall portfolio indicators including historical credit losses, delinquent, nonperforming and classified loans, and trends in volumes and terms of loans; an evaluation of overall credit quality and the credit process, including lending policies and procedures; and economic, geographical, and other environmental factors and regulatory guidance.

In management’s judgment, the allowance for loan losses is maintained at a level that represents its best estimate of probable losses relating to specifically identified loans, as well as probable losses inherent in the balance of the loan portfolio. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions.

Foreclosed Properties

Assets acquired by foreclosure or in lieu of foreclosure are held for sale and are initially recorded at fair value less estimated costs to sell. Costs relating to the development and improvement of property are capitalized; holding costs are charged to expense.

After foreclosure, valuations are periodically performed by management and a charge to income is recorded if the carrying value of a property exceeds its fair value less estimated selling costs. Revenue and expenses from operations and changes in any valuation allowance are included in loss on foreclosed real estate.

Office Properties and Equipment

Office properties and equipment are stated at cost. Maintenance and repair costs are charged to expense as incurred. Gains or losses on disposition of office properties and equipment are reflected in income. Depreciation is computed principally on the straight-line method and is based on the estimated useful lives of the assets, varying from 10 to 40 years for buildings and 3 to 10 years for equipment.

Citizens Community Bancorp and Subsidiary
Notes to Consolidated Financial Statements

Note 1    Summary of Significant Accounting Policies (Continued)

Intangible Assets and Goodwill

Intangible assets attributable to the value of core deposits acquired and the excess of purchase price over fair value of assets acquired (goodwill) are stated at cost less accumulated amortization. Intangible assets are amortized on a straight-line basis over periods of seven to fifteen years. Goodwill is not amortized.

The Company reviews intangible assets for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The evaluation includes assessing the estimated fair value of the intangible asset based on market prices for similar assets, where available, and the present value of the estimated future cash flows associated with the intangible asset. Adjustments are recorded if it is determined that the benefit of the intangible asset has decreased.

Income Taxes

Deferred income taxes have been provided under the liability method. Deferred tax assets and liabilities are determined based on the difference between the consolidated financial statement and tax bases of assets and liabilities as measured by the current enacted tax rates which will be in effect when these differences are expected to reverse. Provision (credit) for deferred taxes is the result of changes in the deferred tax assets and liabilities.

Advertising Costs

Advertising costs are expensed as incurred.

Earnings Per Share

Basic earnings per share (EPS) is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. The weighted average number of shares outstanding was 3,628,263 and 3,007,681 for basic EPS and 3,630,118 and 3,009,002 for diluted EPS for the six months ended March 31, 2006 (unaudited) and year ended September 30, 2005.

The formation of the Company was completed on March 29, 2004. The basic and diluted EPS shown in the financial statements are presented on a pro forma basis as if the formation was completed on October 1, 2003. The pro forma weighted average number of shares outstanding in 2004 was 2,552,425 for basic and diluted EPS.

Citizens Community Bancorp and Subsidiary
Notes to Consolidated Financial Statements

Note 1    Summary of Significant Accounting Policies (Continued)

Future Accounting Changes

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123R, Share-Based Payment, which replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123R requires that the cost of share-based payment transactions (including those with employees and nonemployees) be recognized in the financial statements. SFAS No. 123R applies to all share-based payment transactions in which an entity acquires goods or services by issuing (or offering to issue) its shares, share options, or other equity instruments (except for those held by an ESOP) or by incurring liabilities (1) in amounts based (even in part) on the price of the entity’s shares or other equity instruments, or (2) that require (or may require) settlement by the issuance of an entity’s shares or other equity instruments.

The Company plans to adopt SFAS No. 123R, as required, on October 1, 2006. While the Company is still in the process of evaluating the effect of the FASB statement on the financial statements, Note 1 does disclose the effect on earnings had SFAS No. 123R been adopted in prior periods. Since the statement will be adopted using the modified- prospective method, the effect the adoption will have on the financial statements can be materially impacted by the number of options granted in future periods.

Stock-Based Compensation

Generally accepted accounting principles encourage all entities to adopt a fair-value- based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. At March 31, 2006 and September 30, 2005, the rules also allow an entity to continue to measure compensation cost for those plans using the intrinsic-value-based method of accounting, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date over the amount an employee must pay to acquire the stock. However, effective during the quarter ending December 31, 2006, this treatment will change to require all stock-based compensation to be reflected as income (refer to “Future Accounting Changes”).

Citizens Community Bancorp follows the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and uses the “intrinsic value method” of recording stock-based compensation cost. Because stock options are granted with an exercise price equal to fair value at the date of grant, no compensation expense is recorded.

Citizens Community Bancorp and Subsidiary
Notes to Consolidated Financial Statements

Note 1    Summary of Significant Accounting Policies (Continued)

Stock-Based Compensation (Continued)

The following table illustrates the effect of net income and earnings per share if the fair-value-based method had been applied to all outstanding and unvested awards in each period:

	March 31,		September 30,

	2006	2005	2005	2004	2003

	(unaudited)
Net income, as reported	$249,594	$583,990	$1,051,070	$836,545	$597,497
Deduct:
Total stock-based employee compensation expense
determined under the fair-value-based method for
all awards, net of related tax effects	33,432	0	44,576	0	0

Pro forma net income	$216,162	$583,990	$1,006,494	$836,545	$597,797

Earnings per share - Basic and diluted
As reported:
Basic	$0.07	$0.20	$0.35	$0.33	N/A
Diluted	$0.07	$0.20	$0.35	$0.33	N/A

Pro forma:
Basic	$0.06	$0.20	$0.33	$0.33	N/A
Diluted	$0.06	$0.20	$0.33	$0.33	N/A

The fair value of stock options granted in 2005 was estimated at the date of grant using the Black-Scholes methodology. No options were granted during the six month period ended March 31, 2006, 2004 or 2003. The following assumptions were made in estimating the fair value for options granted for the year ended September 30, 2005:

Dividend yield	1.49%
Risk-free interest rate	4.16%
Weighted average expected life (years)	10
Expected volatility	16.08%

The weighted average fair value of options at their grant date, using the assumptions shown above, was computed at $3.66 per share for options granted for the year ended September 30, 2005.

Off-Balance-Sheet Financial Instruments

In the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and commitments under credit card arrangements. Such financial instruments are recorded in the financial statements when they become payable.

Citizens Community Bancorp and Subsidiary
Notes to Consolidated Financial Statements

Note 1    Summary of Significant Accounting Policies (Continued)

Other Comprehensive Income

The Company’ accumulated other comprehensive income (loss) is comprised of the unrealized gain or loss on securities available for sale, net of tax.

Segment Information

The Company, through a branch network of its banking subsidiary, provides a full range of banking services in northern Wisconsin, Minnesota, and Michigan.

While the Company’s chief decision makers monitor the revenue streams of various Company products and services, operations are managed and financial performance is evaluated on a companywide basis. Accordingly, all of the Company’s banking operations are considered by management to be aggregated in one reportable operating segment.

Unaudited Periods

Balances as of March 31, 2006 and for the six months ended March 31, 2006 and 2005 have not been audited. In the opinion of management, all adjustments consisting of normal recurring adjustments that are necessary for a fair presentation of the unaudited periods have been reflected.

Note 2    Merger

On July 1, 2005, the acquisition of Community Plus Savings Bank (CPSB) by the Company in a tax-free merger of CPSB with and into the Bank (the Merger) was completed. In accordance with the agreement, the Company issued 705,569 additional shares to CCMHC as determined under the agreement. The primary objectives of the Merger were to provide additional liquidity and geographic growth opportunities for the Company.

The merger was accounted for using the purchase method of accounting. Accordingly, the results of operations of CPSB since the date of acquisition are included in the consolidated financial statements.

The purchase price to complete the merger was $9.76 million. In conjunction with the Merger, net cash of $13,172,051 was received. The purchase price of the Merger has been allocated to the assets acquired and liabilities assumed, using their fair values at the merger date.

Goodwill and other purchase accounting adjustments were recorded upon the consummation of the purchase acquisition where the purchase price exceeded the fair value of net assets acquired. The Bank recorded a core deposit intangible of $1,877,000, which is being amortized as indicated in Note 8. In addition, approximately $516,000 of expenses associated with the acquisition were capitalized. The computation of the purchase price and the allocation of the purchase price to the net assets of CPSB - based on their fair values as of July 1, 2005 - and the resulting goodwill follow.

Citizens Community Bancorp and Subsidiary
Notes to Consolidated Financial Statements

Note 2    Merger (Continued)

(In thousands, except per share amounts)	July 1, 2005

Purchase price
Company common stock issued	705,569
Average price per Company common share [1]	$13.11

$9,250
Merger costs capitalized	516

Total purchase price	$9,766

Net assets acquired:
CPSB stockholders’ equity	$4,144

Adjustments to reflect assets acquired at fair value:
Investment securities	(11)
Loans receivable	(456)
Office properties and equipment	(82)
Core deposit intangible	1,877
Other assets	(420)

Adjustments to reflect liabilities assumed at fair value:
Deposits	(50)
Deferred income taxes	(405)
Pension liability	(220)
Other liabilities	(77)

Net assets acquired at fair market value	4,300

Goodwill resulting from Merger	$5 ,466

1 The value of the Company's common stock issued to CCMHC was based on the average closing bid price of the Company's common stock for the 20th through the 5th trading days prior to the July 1, 2005, closing date.

Citizens Community Bancorp and Subsidiary
Notes to Consolidated Financial Statements

Note 2    Merger (Continued)

Unaudited pro forma condensed combined financial information

The following unaudited pro forma condensed combined financial information presents the results of operations of CPSB had the Merger taken place at the beginning of each period.

(In thousands, except per share amounts)	2005	2004

Net interest income	$9,028	$8,563
Noninterest income	2,173	1,406
Provision for loan losses	427	409
Other noninterest expense	9,260	8,132
Income before income taxes	1,514	1,428
Net income	920	870

Basic and diluted earnings per share	$0.28	N/A

Note 3    Cash and Cash Equivalents

In the normal course of business, the Bank maintains cash and due from bank balances with correspondent banks which routinely exceed insured amounts. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. The Bank monitors the financial condition of correspondent banks and believes credit risk is minimal.

Note 4    Securities

The amortized cost and fair value of securities, with gross unrealized gains and losses, follows:

	March 31, 2006 (unaudited)
		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

Securities Available for Sale

Debt securities:
Corporate securities	$1,000,000	$0	$8,835	$991,165
Mortgage-related securities	870,849	0	22,933	847,916

Total securities available for sale	$1,870,849	$0	$31,768	$1,839,081

Citizens Community Bancorp and Subsidiary
Notes to Consolidated Financial Statements

Note 4    Securities (Continued)

	September 30, 2005
		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

Securities Available for Sale

Debt securities:
Corporate securities	$1,000,000	$0	$18,740	$981,260
Mortgage-related securities	952,254	246	6,147	946,353
Mutual funds	141,518	19,218	0	160,736

Total securities available for sale	$2,093,772	$19,464	$24,887	$2,088,349

The following table shows the fair value and gross unrealized losses of securities with unrealized losses aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position:

	March 31, 2006
	(unaudited)
	Less than 12 Months		12 Months or More		Total
Description	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
of Securities	Value	Losses	Value	Losses	Value	Losses

Corporate securities	$991,165	$8,835	$0	$0	$991,165	$8,835
Mortgage-related securities	847,916	22,933	0	0	847,916	22,933

Total temporarily impaired
securities	$1,839,081	$31,768	$0	$0	$1,839,081	$31,768

	September 30, 2005
	Less than 12 Months		12 Months or More		Total
Description	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
of Securities	Value	Losses	Value	Losses	Value	Losses

Corporate securities	$981,260	$18,740	$0	$0	$981,260	$18,740
Mortgage-related securities	608,160	6,147	0	0	608,160	6,147

Total temporarily impaired
securities	$1,589,420	$24,887	$0	$0	$1,589,420	$24,887

Citizens Community Bancorp and Subsidiary
Notes to Consolidated Financial Statements

Note 4    Securities (Continued)

At March 31, 2006 (unaudited), five securities have unrealized losses with aggregate depreciation of 1.7% from the Company’s amortized cost basis. At September 30, 2005, four securities have unrealized losses with aggregate depreciation of 1.6% from the Company’s amortized cost basis. The unrealized losses relate principally to the increase in interest rates and are not due to changes in the financial condition of the issuer. When analyzing an issuer’s financial condition, management considers whether the securities are issued by a government body or agency, whether a rating agency has downgraded the securities, and industry analysts’ reports. Since management has the ability to hold securities until the foreseeable future for securities available for sale, no declines are deemed to be other than temporary.

The following is a summary of amortized cost and estimated fair value of debt securities by contractual maturity. Contractual maturities will differ from expected maturities for mortgage-related securities because borrowers may have the right to call or prepay obligations without penalties:

	Available for Sale
	Amortized	Estimated
	Cost	Fair Value

March 31, 2006 (unaudited)
Due in one year or less	$1,000,000	$991,165
Mortgage-related securities	870,849	847,916

Total	$1,870,849	$1,839,081

September 31, 2005
Due in one year or less	$1,000,000	$981,260
Mortgage-related securities	952,254	946,353
Mutual funds	141,518	160,736

Total	$2,093,772	$2,088,349

Citizens Community Bancorp and Subsidiary
Notes to Consolidated Financial Statements

Note 5    Loans

The composition of loans were as follows:

	March 31, 2006	September 30,

		2005	2004

	(unaudited)
Real estate loans:
First mortgages - 1- to 4-family	$146,075,634	$136,646,768	$89,841,081
Multifamily and commercial	270,007	274,450	320,616
Second mortgages	7,960,733	7,629,782	5,398,362

Total real estate loans	154,306,374	144,551,000	95,560,059

Consumer loans:
Automobile	25,223,228	25,979,550	25,808,371
Secured personal	51,161,685	43,459,864	27,607,256
Unsecured personal	4,440,123	4,743,470	3,954,854

Total consumer loans	80,825,036	74,182,884	57,370,481

Gross loans	235,131,410	218,733,884	152,930,540
Less - Allowance for loan losses	807,766	803,218	554,210

Loans receivable, net	$234,323,644	$217,930,666	$152,376,330

The aggregate amount of nonperforming loans was $1,063,000, $669,220 and $697,072 at March 31, 2006 (unaudited) and at September 30, 2005 and 2004, respectively. Nonperforming loans are those which are contractually past due more than 90 days as to interest or principal payments, on a nonaccrual of interest status, or loans the terms of which have been renegotiated to provide a reduction or deferral of interest or principal. If interest on those loans had been accrued, such income would have been $55,182, $36,276 and $37,608 for the six months ended March 31, 2006 (unaudited) and for the years ended September 30, 2005 and 2004, respectively. No loans were considered impaired.

Directors, officers, principal stockholders, and employees of the Company, including their families and firms in which they are principal owners, are considered to be related parties. Substantially all loans to directors and executive officers were made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others and, in the opinion of management, did not involve more than the normal risk of collectibility or present other unfavorable features.

Company directors, executive officers, principal stockholders and their affiliates had aggregate borrowings (direct and indirect) from the Bank totaling approximately $58,381, $61,998 and $79,500 at March 31, 2006 (unaudited), September 30, 2005 and 2004, respectively.

Citizens Community Bancorp and Subsidiary
Notes to Consolidated Financial Statements

Note 5    Loans (Continued)

An analysis of the activity in the allowance for loan losses follows:

	March 31, 2006	September 30,

		2005	2004	2003

	(unaudited)
Balance at beginning	$803,218	$554,210	$466,527	$349,448
Provisions charged to operating expense	108,451	414,078	395,997	405,530
Allowance for loan losses obtained through bank merger	0	39,825	0	0
Loans charged off	(109,554)	(236,059)	(341,437)	(312,953)
Recoveries on loans	5,651	31,164	33,123	24,502

Balance at end	$807,766	$803,218	$554,210	$466,527

Note 6    Office Properties and Equipment

Office properties and equipment consists of the following:

	March 31, 2006	September 30,

		2005	2004

	(unaudited)
Land	$612,727	$612,727	$467,727
Buildings	2,444,248	2,485,033	1,873,663
Furniture, equipment, and vehicles	3,510,660	2,548,747	1,878,932

Subtotals	6,567,635	5,646,507	4,220,322
Less - Accumulated depreciation	2,955,814	2,723,623	2,021,513

Office properties and equipment - Net	$3,611,821	$2,922,884	$2,198,809

Depreciation charged to operating expense totaled $181,276, $278,032, $256,162 and $261,030 for the six months ended March 31, 2006 (unaudited) and the years ended September 30, 2005, 2004 and 2003, respectively.

Citizens Community Bancorp and Subsidiary
Notes to Consolidated Financial Statements

Note 7    Intangible Assets

The carrying amounts of the core deposit intangible are as follows:

	March 31, 2006	September 30,

		2005	2004	2003

	(unaudited)
Balance at beginning	$2,130,949	$348,486	$155,687	$0
Capitalized	0	1,877,000	217,129	165,820
Amoritization	(150,779)	(94,537)	(24,330)	(10,133)

Balance at end	$1,980,170	$2,130,949	$348,486	$155,687

Note 8    Goodwill

Goodwill acquired through acquisition was approximately $5,466,000 as of March 31, 2006 (unaudited) and September 30, 2005. The Company tested for impairment during the fourth quarter of fiscal year 2005 and determined there was no impairment of goodwill during 2005.

Note 9    Deposits

The composition of deposits are as follows:

	March 31, 2006	September 30,

		2005	2004

	(unaudited)
Non-interest-bearing demand deposits	$15,026,693	$14,413,347	$4,460,849
Interest-bearing demand deposits	5,170,866	4,901,837	6,985,799
Savings accounts	26,676,796	27,192,518	15,420,505
Money market accounts	27,512,531	30,323,395	23,628,315
Certificate accounts	113,911,214	100,638,003	77,480,794

Total deposits	$188,298,100	$177,469,100	$127,976,262

Citizens Community Bancorp and Subsidiary
Notes to Consolidated Financial Statements

Note 9    Deposits (Continued)

Interest expense on deposits was as follows:

	March 31, 2006	September 30,

		2005	2004	2003

	(unaudited)
Interest-bearing demand deposits	$14,077	$29,686	$31,392	$30,079
Savings accounts	72,794	146,951	114,972	114,851
Money market accounts	263,053	433,141	388,939	216,462
Certificate accounts	2,017,870	2,653,281	2,269,407	2,814,876

Totals	$2,367,794	$3,263,059	$2,804,710	$3,175,678

The aggregate amount of time deposit accounts with individual balances greater than $100,000 was $23,582,000, $21,408,696 and $16,546,579 at March 31, 2006 (unaudited), and September 30, 2005 and 2004, respectively.

The scheduled maturities of certificate accounts are as follows:

March 31, 2006
(unaudited)

2007	$61,025,835
2008	39,783,657
2009	4,202,576
2010	8,875,578
After 2010	23,568

Total	$113,911,214

September 30,
2005

2006	$60,355,259
2007	26,172,661
2008	4,748,395
2009	9,144,743
After 2009	216,945

Total	$100,638,003

Note 10        Federal Home Loan Bank Advances

At March 31, 2006 (unaudited) and September 30, 2005 and 2004, respectively, the Company had $36,200,000, $36,200,000 and $13,500,000 in Federal Home Loan Bank variable interest rate daily advances, at 5.11% at March 31, 2006 (unaudited) and 4.09% at September 30, 2005. These advances are secured by a blanket lien consisting principally of 1- to 4-family real estate loans totaling in excess of $108,000,000. At March 31, 2006 (unaudited) and September 30, 2005, the unused portion of this open line of credit totaled approximately $72,152,000 and $46,995,000, respectively. Interest expense was $772,784, $728,618, $84,597 and $2,115 for the six months ended March 31, 2006 (unaudited) and the years ended September 30, 2005, 2004 and 2003, respectively.

The Company owns stock in the Federal Home Loan Bank totaling $1,826,480, $2,094,900 and $827,700 at March 31, 2006 (unaudited) and September 30, 2005 and 2004, respectively. The stock is recorded at cost, which approximates fair value. The Company is required to hold the stock as a member of the Federal Home Loan Bank system, and transfer of the stock is substantially restricted.

As a result of the Community Plus merger, the Company has requested a redemption of stock of the Federal Home Loan Bank in Indianapolis totaling $284,900. Under the terms of the redemption agreement, the redemption may not occur until 2010 on this stock investment.

Note 11        Income Taxes

The components of the provision for income taxes are as follows:

	Six Months Ended March 31,		Years Ended September 30,

	2006	2005	2005	2004	2003

	(unaudited)
Current tax expense:
Federal	$156,788	$347,974	$491,637	$525,604	$345,242
State	5,464	61,312	88,697	141,724	93,989

Total current tax expense	162,252	409,286	580,334	667,328	439,231

Deferred tax expense (benefit):
Federal	(12,000)	(14,000)	98,400	(99,200)	(39,330)
State	26,000	3,000	5,600	(24,800)	(9,800)

Total deferred tax expense (benefit)	14,000	(11,000)	104,000	(124,000)	(49,130)

Total provision for income taxes	$176,252	$398,286	$684,334	$543,328	$390,101

Citizens Community Bancorp and Subsidiary
Notes to Consolidated Financial Statements

Note 11        Income Taxes (Continued)

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities, net of a valuation allowance for deferred tax assets not likely to be realized. The major components of net deferred tax asset (liability) are as follows:

	March 31, 2006	September 30,

		2005	2004

	(unaudited)
Deferred tax assets:
Mutual savings bank conversion costs	$34,400	$48,600	$44,000
Director/officer compensation plans	536,800	568,800	274,000
Net ESOP plan	0	0	8,500
Net asset fair value adjustments	172,900	175,400	0

Deferred tax assets	744,100	792,800	326,500

Deferred tax liabilities:
Office properties and equipment	(57,800)	(63,200)	(42,705)
Allowance for loan losses	(47,100)	(23,300)	(94,000)
Federal Home Loan Bank stock	(73,600)	(73,900)	(43,200)
Prepaids	(33,600)	(40,100)	0
Core deposit - Intangible	(657,500)	(714,200)	0
Other	0	(2,100)	0

Deferred tax liabilities	(869,600)	(916,800)	(179,905)

Net deferred tax asset (liability)	$(125,500)	$(124,000)	$146,595

A summary of the source of differences between income taxes at the federal statutory rate and the provisions for income taxes follows:

	Six Months Ended March 31,

	2006		2005

	(unaudited)
	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income

Tax expense at statutory rate	$144,788	34.0%	$333,974	34.0%
Increase in taxes resulting from:
State income tax	31,464	7.4	64,312	6.5

Provision for income taxes	$176,252	41.4%	$398,286	40.5%

Citizens Community Bancorp and Subsidiary
Notes to Consolidated Financial Statements

Note 11        Income Taxes (Continued)

	Years Ended September 30,

	2005		2004		2003

	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income

Tax expense at statutory rate:	$590,037	34.0%	$469,157	34.0%	$335,783	34.0%
Increase in taxes resulting from:
State income tax	94,297	5.4	74,171	5.5	54,318	5.5

Provision for income taxes	$684,334	39.4%	$543,328	39.5%	$390,101	39.5%

Note 12         Retirement Plans

401(k) Plan

The Company sponsors a 401(k) profit sharing plan that covers substantially all employees. Employees may make pretax voluntary contributions to the plan which are matched in part by the Company. Employer matching contributions to the plan were $44,635, $73,576, $58,036 and $48,173 for the six months ended March 31, 2006 (unaudited), and the years ended September 30, 2005, 2004 and 2003, respectively.

Supplemental Executive and Director Retirement Plan

On August 1, 2002, the Company adopted a Supplemental Executive and Directors’ Retirement Plan (SERP). The SERP is an unfunded, noncontributory plan under which the Company will pay supplemental pension benefits to certain key employees and directors upon retirement. Benefits are based on a formula which includes participants’ past and future earnings and years of service with the Company. Prior service costs associated with plan adoption are amortized to expense over the remaining working life of each participant.

Actuarial assumptions include assumed discount rates of 5.25%, 6% and 7% at September 30, 2005, 2004 and 2003, respectively, on benefit obligations and annual salary increases of 5%.

The accumulated benefit obligation was $2,171,454 and $1,734,481 and the accrued benefit cost was $1,219,267 and $685,883 at September 30, 2005 and 2004, respectively. The accrued benefit cost is included in the balance sheet caption “Other Liabilities.”

The accumulated benefit obligation and the accrued benefit cost as of March 31, 2006 have not been actuarially calculated. The accrued benefit cost of $1,415,893 at March 31, 2006 is included in the balance sheet caption “Other Liabilities”.

Citizens Community Bancorp and Subsidiary
Notes to Consolidated Financial Statements

Note 12         Retirement Plans (Continued)

The components of net periodic benefit cost are as follows:

	2005	2004	2003

Beginning SERP accrued benefit cost	$685,883	$414,066	$60,083

Service cost	64,007	56,569	110,032
Interest cost	110,288	95,235	81,753
Amortization of prior service cost	135,012	120,013	162,198
Unrecognized net loss	4,077	0	0

Net periodic benefit cost	313,384	271,817	353,983
Additional costs associated with merger	220,000	0	0

Ending SERP accrued benefit cost	$1,219,267	$685,883	$414,066

Employee Stock Ownership Plan

The Board of Directors approved an Employee Stock Ownership Plan (ESOP) that became effective March 29, 2004. The Plan is designed to provide eligible employees the advantage of ownership of Company stock. Employees are eligible to participate in the Plan after reaching age twenty-one, completing one year of service, and working at least one thousand hours of consecutive service during the year. Contributions are allocated to eligible participants on the basis of compensation.

The ESOP borrowed $1,192,360 from the Company to finance the purchase of 119,236 shares in connection with the initial public offering. The loan is payable in annual installments over ten years at an annual interest rate equal to 5%. The loan can be prepaid without penalty. Loan payments are principally funded by cash contributions from the Company, subject to federal tax law limits.

Shares used as collateral to secure the loan are released and available for allocation to eligible employees as the principal and interest on the loan is paid. Employees become fully vested in their ESOP account after five years of service. Dividends on unallocated shares are generally applied toward payment of the loan. ESOP shares committed to be released are considered outstanding in determining earnings per share.

Contribution expense to the ESOP is based on the fair value (average stock price) of the shares scheduled to be released and totaled $76,876 and $162,400 for the six months ended March 31, 2006 (unaudited) and the year ended September 30, 2005, respectively. One-tenth of the shares are scheduled to be released each year. The cost of all unallocated shares held by the ESOP has been reflected in the consolidated balance sheets as a contra equity amount.

Citizens Community Bancorp and Subsidiary
Notes to Consolidated Financial Statements

Note 12         Retirement Plans (Continued)

The ESOP shares were as follows:

	March 31, 2006	September 30,

		2005	2004

Allocated	20,866	5,962	0
Committed to be released	11,924	11,928	5,962
Unallocated	86,446	101,346	113,274

Total shares held by ESOP	119,236	119,236	119,236

Note 13        Leases

The Bank leases its administrative and data processing center located in Eau Claire, Wisconsin. The lease, which is for three years expiring in 2009, is classified as an operating lease. Monthly rent is $8,464; $8,962; and $9,294 in 2006, 2007, and 2008 through the termination date. The monthly rent includes utilities and property taxes. The Bank has one three-year renewal option on the lease. The Mondovi, Wisconsin branch, the Eau Claire training center, and the Rochester Hills, Michigan administrative offices are also rented under operating leases expiring in 2006. The Rice Lake, Wisconsin office is rented under an operating lease expiring in 2007. The Oakdale, Minnesota; Mankato, Minnesota; and Lake Orion, Michigan branches are rented under operating leases expiring in 2009, 2010, and 2012, respectively.

The rental expense for all operating leases was $155,232, $248,056, $197,477 and $148,598 for the six months ended March 31, 2006 (unaudited) and the years ended September 30, 2005, 2004 and 2003, respectively.

Future minimum lease payments at September 30, 2005, by year and in aggregate under the original terms of the non-cancelable operating leases consist of the following:

2006	$253,403
2007	221,493
2008	205,314
2009	165,762
2010	51,718

Total	$897,690

Citizens Community Bancorp and Subsidiary
Notes to Consolidated Financial Statements

Note 14	Stock-Based Compensation Plans

Recognition and Retention Plans

On February 4, 2005, shareholders approved the Citizens Community Bancorp 2004 Recognition and Retention Plan (Recognition Plan) which authorized the Board of Directors to award up to 59,618 shares of common stock. On February 4, 2005, the Board of Directors granted 33,386 shares under the Recognition Plan to members of management and nonemployee directors. The market value of the shares awarded at the grant date amounted to $449,042 and has been recognized in the accompanying balance sheet as unearned stock-based compensation. The market value of the shares awarded is being recognized as compensation expense ratably over the five-year vesting period. During the six months ended March 31, 2006 (unaudited) and fiscal year 2005, no shares were forfeited. Compensation expense related to the Recognition Plan was $48,420 and $59,873 for the six months ended March 31, 2006 (unaudited) and the year ended September 30, 2005. During fiscal year 2004 and 2003, there was no compensation expense related to the Recognition Plan.

Stock Option Plan

On February 4, 2005, shareholders approved the Citizens Community Bancorp 2004 Stock Option and Incentive Plan (Option Plan) which authorized the Board of Directors to grant up to 149,046 shares of common stock. On February 4, 2005, the Board of Directors granted 105,827 options to buy stock under the Option Plan at an exercise price of $13.45, the fair value of the stock on that date. The options vest ratably over a five-year period.

Unexercised, nonqualified stock options expire in 15 years and unexercised, incentive stock options expire in 10 years. None of the options granted were vested, exercised, or forfeited during the six months ended March 31, 2006 (unaudited) and the year ended September 30, 2005, and all options granted remain outstanding at March 31, 2006.

Activity is summarized in the following table.

	March 31,		September 30,
	2006		2005
	(unaudited)
		Weighted		Weighted
	Option	Average	Option	Average
	Shares	Price	Shares	Price

Outstanding - Beginning of year	105,827	$13.45	0	$0.00
Options granted	0	0.00	105,827	13.45

Outstanding - End of Year	105,827	$13.45	105,827	$13.45

Exercisable	0		0
Weighted average fair value of options granted		N/A		$3.66
Available for future grant at year-end	43,219		43,219

Citizens Community Bancorp and Subsidiary
Notes to Consolidated Financial Statements

Note 14	Stock-Based Compensation Plans (Continued)

The following table summarizes information about Plan awards outstanding at March 31, 2006 (unaudited) September 30, 2005:

Options Outstanding and Exercisable
	March 31,	September 30,
	2006	2005
	Weighted Average
Number Outstanding	Remaining Contractual Life		Exercise Price

68,562	8.92 years	9.42 years	$13.45
37,265	13.92 years	14.42 years	$13.45

Note 15	Commitments and Contingencies

Financial Instruments with Off-Balance-Sheet Risk

The Company’s financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of business and which involve elements of credit risk, interest rate risk, and liquidity risk. These commitments and contingent liabilities are commitments to extend credit.

A summary of the Company’s commitments and contingent liabilities follows:

	March 31, 2006	September 30,

		2005	2004

	(unaudited)
Commitments to extend credit	$378,200	$611,163	$445,000
Unused lines of credit:
Real estate equity advance plan (REAP)	1,197,859	825,153	553,994
Kwik cash and lines of credit	1,715,350	1,734,116	1,656,257
MasterCard and VISA credit cards	4,891,640	4,955,968	2,874,447

Totals	$8,183,049	$8,126,400	$5,529,698

Citizens Community Bancorp and Subsidiary
Notes to Consolidated Financial Statements

Note 15	Commitments and Contingencies (Continued)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. A portion of the commitments is expected to be drawn upon, thus representing future cash requirements. Management evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained upon extension of credit is based on management’s credit evaluation of the customer. Collateral held varies but may include real estate and personal property. Substantial amounts of unsecured personal loans are granted by the Company. However, ongoing credit evaluations of customers are performed.

In September 2005 the Company entered into a data processing services agreement for a period of five years, and a series of purchase agreements for computer equipment and software.

Concentration of Credit Risk

The majority of the Company’s loans and commitments have been granted to customers in the Company’s local market area. The concentrations of credit by type are set forth in Note 5. Management believes the diversity of the area economy will prevent significant losses in the event of an economic downturn.

Contingencies

In the normal course of business, the Company occasionally becomes involved in various legal proceedings. In the opinion of management, any liability from such proceedings would not have a material adverse effect on the business or financial condition of the Company.

Note 16	Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. It is management’s opinion as of March 31, 2006 and September 30, 2005, that the Bank meets all capital adequacy requirements.

Citizens Community Bancorp and Subsidiary
Notes to Consolidated Financial Statements

Note 16	Capital Requirements (Continued)

As of March 31, 2006 (unaudited) and September 30, 2005, the most recent notification from the Office of Thrift Supervision categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category.

The Bank’s actual and regulatory capital amounts and ratios are presented in the following table:

					To Be Well-
			For Capital		Capitalized Under
	Actual		Adequacy Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio

March 31, 2006

Total capital (to risk-weighted assets)	$19,879,000	12.1%	$13,170,000	>8.0%	$16,463,000	>10.0%
Tier 1 capital (to risk-weighted assets)	19,251,000	11.7%	6,585,000	>4.0%	9,878,000	>6.0%
Tier 1 capital (to adjusted total assets)	19,251,000	7.7%	9,978,000	>4.0%	12,473,000	>5.0%
Tangible capital (to tangible assets)	19,251,000	7.7%	3,742,000	>1.5%	N/A	N/A

September 30, 2005

Total capital (to risk-weighted assets)	$19,318,000	12.6%	$12,259,000	>8.0%	$15,323,000	>10.0%
Tier 1 capital (to risk-weighted assets)	18,693,000	12.2%	6,129,000	>4.0%	9,194,000	>6.0%
Tier 1 capital (to adjusted total assets)	18,693,000	7.9%	9,495,000	>4.0%	11,869,000	>5.0%
Tangible capital (to tangible assets)	18,693,000	7.9%	3,561,000	>1.5%	N/A	N/A

September 30, 2004

Total capital (to risk-weighted assets)	$15,281,000	14.0%	$8,749,000	>8.0%	$10,936,000	>10.0%
Tier 1 capital (to risk-weighted assets)	14,870,000	13.6%	4,374,480	>4.0%	6,562,000	>6.0%
Tier 1 capital (to adjusted total assets)	14,870,000	9.2%	6,469,000	>4.0%	8,086,000	>5.0%
Tangible capital (to tangible assets)	14,870,000	9.2%	2,426,000	>1.5%	N/A	N/A

Citizens Community Bancorp and Subsidiary
Notes to Consolidated Financial Statements

Note 17	Fair Values of Financial Instruments

Current accounting standards require that the Company disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions for the Company’s financial instruments are summarized below.

Cash and Cash Equivalents

The carrying values approximate the fair values for these assets.

Securities Available for Sale

Fair values are based on quoted market prices, where available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans

Fair value is estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as residential mortgage and consumer. The fair value of loans is calculated by discounting scheduled cash flows through the estimated maturity using market discount rates reflecting the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the Company’s repayment schedules for each loan classification.

The methodology in determining fair value of nonaccrual loans is to average them into the blended interest rate at 0% interest. This has the effect of decreasing the carrying amount below the risk-free rate amount and, therefore, discounts the estimated fair value.

Impaired loans are measured at the estimated fair value of the expected future cash flows at the loan’s effective interest rate or the fair value of the collateral for loans which are collateral dependent. Therefore, the carrying values of impaired loans approximate the estimated fair values for these assets.

Federal Home Loan Bank Stock

Fair value for the Federal Home Loan Bank stock is based on its redeemable (carrying) value, since the market for this stock is restricted.

Deposits

The fair value of deposits with no stated maturity, such as demand deposits, savings accounts, and money market accounts, is the amount payable on demand at the reporting date. The fair value of certificate accounts is calculated by using discounted cash flows applying interest rates currently being offered on similar certificates.

Federal Home Loan Bank Advances

The fair value of FHLB advances is estimated using discounted cash flows based on the Bank’s current incremental borrowing rates for similar borrowing arrangements.

Accrued Interest

The carrying amount of accrued interest approximates its fair value.

Citizens Community Bancorp and Subsidiary
Notes to Consolidated Financial Statements

Note 17	Fair Value of Financial Instruments (Continued)

Off-Balance-Sheet Instruments

The fair value of commitments would be estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, the current interest rates, and the present creditworthiness of the customers. Since this amount is immaterial, no amounts for fair value are presented.

The carrying amount and estimated fair value of financial instruments were as follows:

	March 31, 2006		September 30,

			2005		2004

	(unaudited)
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value

Financial assets:
Cash and cash equivalents	$4,296,325	$4,296,325	$9,265,477	$9,265,477	$4,768,007	$4,768,007
Securities available for sale	1,839,081	1,839,081	2,088,349	2,088,349	0	0
Loans receivable	234,323,644	227,712,348	217,930,666	214,866,681	152,376,330	155,494,000
FHLB stock	1,826,480	1,826,480	2,094,900	2,094,900	827,700	827,700
Accrued interest receivable	749,953	749,953	612,644	612,644	466,399	466,399

Financial liabilities:
Deposits	188,298,100	188,517,302	177,469,100	177,774,517	127,976,262	128,227,000
FHLB advances	36,200,000	35,658,781	36,200,000	36,200,000	13,500,000	13,500,000
Accrued interest payable	1,790	1,790	50,228	50,228	3,503	3,503

Limitations

Fair value estimates are made at a specific time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Fair value estimates are based on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial assets or liabilities include premises and equipment, -, and other liabilities.

In addition, the tax ramifications related to the realization of the unrealized gains or losses can have a significant effect on fair value estimates and have not been considered in the estimates.

Citizens Community Bancorp and Subsidiary
Notes to Consolidated Financial Statements

Note 18	Condensed Parent Company Only Financial Statements

The following condensed balance sheets as of March 31, 2006 (unaudited), and September 30, 2005 and 2004, and condensed statements of income and cash flows for the six months ended March 31, 2006 and 2005 (unaudited) and for the years ended September 30, 2005 and 2004 for Citizens Community Bancorp should be read in conjunction with the consolidated financial statements and the notes thereto. As explained in Note 1, Citizens Community Bancorp was formed March 29, 2004.

Balance Sheets

	March 31,	September 30,
Assets	2006	2005	2004
	(unaudited)

Cash and cash equivalents	$2,138,413	$2,213,867	$3,239,230
Investment in subsidiary	26,674,971	26,288,488	15,218,787
Note receivable - ESOP	1,000,705	1,051,045	1,147,906

TOTAL ASSETS	$29,814,089	$29,553,400	$19,605,923

Stockholders' Equity

TOTAL STOCKHOLDERS' EQUITY	$29,814,089	$29,553,400	$19,605,923

Statements of Income

	Six Months Ended		Years Ended
	March 31,		September 30,
	2006	2005	2005	2004
	(unaudited)

Income:
Interest and dividends	$45,176	$55,633	$102,773	$61,081

Total income	45,176	55,633	102,773	61,081

Expenses - Other	81,739	81,675	159,945	28,874

Income (loss) before provision for income taxes and equity in undistributed net income of subsidiary	(36,563)	(26,042)	(57,172)	32,207

Provision (benefit) for income taxes	(6,400)	0	(23,189)	11,000

Income (loss) before equity in undistributed net income of subsidiary	(30,163)	(26,042)	(33,983)	21,207

Equity in undistributed net income of subsidiary	279,757	610,032	1,085,053	815,338

Net income	$249,594	$583,990	$1,051,070	$836,545

Citizens Community Bancorp and Subsidiary
Notes to Consolidated Financial Statements

Note 18	Condensed Parent Company Only Financial Statements (Continued)

Statements of Cash Flows

	Six Months Ended		Years Ended
	March 31,		September 30,
	2006	2005	2005	2004
	(unaudited)

Increase (decrease) in cash and cash equivalents:
Cash flows from operating activities:
Net income	$249,594	$583,990	$1,051,070	$836,545
Adjustments to reconcile net income to net cash provided by operating activities - Equity in undistributed income of subsidiary	(279,757)	(610,032)	(1,085,053)	(815,338)

Net cash provided by (used in) operating activities	(30,163)	(26,042)	(33,983)	21,207

Cash flows from investing activities:
Investment in subsidiary	0	0	0	(4,533,328)
Loan to ESOP	0	0	0	(1,192,360)
Principal received on ESOP loan	50,338	47,899	96,861	44,454

Net cash provided by (used in) investing activities	50,338	47,899	96,861	(5,681,234)

Cash flows from financing activities:
Sale of common stock	0	0	0	9,048,189
Formation of CCMHC	0	0	0	(100,000)
Purchase of treasury stock	(211)	(894,866)	(895,135)	0
Cash dividends paid	(95,418)	(97,866)	(193,106)	(48,932)

Net cash provided by (used in) financing activities	(95,629)	(992,732)	(1,088,241)	8,899,257

Net increase (decrease) in cash and cash equivalents	(75,454)	(970,875)	(1,025,363)	3,239,230
Cash and cash equivalents at beginning	2,213,867	3,239,230	3,239,230	0

Cash and cash equivalents at end	$2,138,413	$2,268,355	$2,213,867	$3,239,230

Supplemental cash flow information:
Cash paid (received) during the period for income taxes	$6,400	$80	($23,189)	$11,000

Citizens Community Bancorp and Subsidiary
Notes to Consolidated Financial Statements

Note 19	Adoption of Plan of Conversion and Reorganization (Unaudited)

On April 20, 2006, the Board of Directors of CCMHC, the Company and the Bank adopted a Plan of Conversion and Reorganization providing for the conversion of CCMHC to stock form and the formation of a new Maryland-chartered stock holding company, Citizens Community Bancorp, Inc. (“Holding Company”). Under the Plan, the existing shares of the Company’s common stock owned by shareholders, other than CCMHC, will be converted into shares of common stock of the Holding Company (“Holding Company Common Stock”). Simultaneously, the Holding Company will conduct a stock offering that represents the 74% ownership interest of CCMHC in the Company. The Conversion will result in the Bank being wholly owned by a Maryland-chartered stock holding company that is owned by public shareholders. Shares of conversion stock will be offered in a subscription offering in descending order of priority to eligible deposit account holders, the Bank’s tax-qualified employee stock ownership plan, supplemental eligible account holders, and then to other depositors of the Bank. Any shares of the Holding Company’s common stock not sold in the subscription offering will be offered for sale to the general public, giving preference to the Bank’s market area.

Upon completion of the Conversion and Reorganization, the public will own 100% of the outstanding shares of common stock of the Holding Company. The Holding Company will own 100% of the bank. The payment of dividends from the Bank to the Holding Company will be subject to regulatory limits and in some instances, will be prohibited.

The Holding Company intends to contribute approximately 50% of the proceeds of the offering to the Bank. The balance will be retained as the Holding Company’s initial capitalization and may be used for general business purposes, including investment in securities, repurchasing shares of its common stock and paying dividends. The funds received by the Bank will be used for general business purposes, including repaying FHLB advances, originating loans and purchasing securities. They also will be used for growth through expansion of the Bank’s branch office network.

Offering costs will be deferred and deducted from the proceeds of the shares sold in the stock offering. If the offering is not completed, all costs will be charged to expense. At March 31, 2006, no costs have been incurred.

The Plan provides for the establishment, upon completion of the Conversion, of a special “liquidation account” in an amount equal to the Bank’s net worth as of the latest practicable date prior to the Conversion. Each eligible account holder and supplemental eligible account holder will be entitled to a proportionate share of this account in the event of a complete liquidation of the Bank, and only in such event. This share in the liquidation account will be reduced if the eligible account holder’s or the supplemental account holder’s deposit balance in the account falls below the amounts on the date of the holder’s eligibility and will cease if that if the deposit account is closed. The liquidation account will never be increased despite any increase in the eligible deposit balance after the Conversion and Reorganization.

As part of the Conversion, the Holding Company and Bank are authorized to adopt an equity incentive plan authorizing the issuance of stock options, stock appreciations rights and restricted stock to directors, officers and employees.

APPENDIX A

OTS Regulation 552.14 - Dissenter and Appraisal Rights.

(a)    Right to demand payment of fair or appraised value. Except as provided in paragraph (b) of this section, any stockholder of a Federal stock association combining in accordance with § 552.13 of this part shall have the right to demand payment of the fair or appraised value of his stock: Provided, that such stockholder has not voted in favor of the combination and complies with the provisions of paragraph (c) of this section.

(b)    Exceptions. No stockholder required to accept only qualified consideration for his or her stock shall have the right under this section to demand payment of the stock's fair or appraised value, if such stock was listed on a national securities exchange or quoted on the National Association of Securities Dealers' Automated Quotation System ("NASDAQ") on the date of the meeting at which the combination was acted upon or stockholder action is not required for a combination made pursuant to § 552.13(h)(2) of this part. "Qualified consideration" means cash, shares of stock of any association or corporation which at the effective date of the combination will be listed on a national securities exchanged or quoted on NASDAQ or any combination of such shares of stock and cash.

(c)    Procedure.

(1)    NOTICE. Each constituent Federal stock association shall notify all stockholders entitled to rights under this section, not less than twenty days prior to the meeting at which the combination agreement is to be submitted for stockholder approval, of the right to demand payment of appraised value of shares, and shall include in such notice a copy of this section. Such written notice shall be mailed to stockholders of record and may be part of the management's proxy solicitation for such meeting.

(2)    DEMAND FOR APPRAISAL AND PAYMENT. Each stockholder electing to make a demand under this section shall deliver to the Federal stock association, before voting on the combination, a writing identifying himself or herself and stating his or her intention thereby to demand appraisal of and payment for his or her shares. Such demand must be in addition to and separate from any proxy or vote against the combination by the stockholder.

(3)    NOTIFICATION OF EFFECTIVE DATE AND WRITTEN OFFER. Within ten days after the effective date of the combination, the resulting association shall;

(i)        Give written notice by mail to stockholders of constituent Federal Stock associations who have complied with the provisions of paragraph (c)(2) of this section and have not voted in favor of the combination, of the effective date of the combination;

(ii)       Make a written offer to each stockholder to pay for dissenting shares at a specified price deemed by the resulting association to be the fair value thereof; and

(iii)       Inform them that, within sixty days of such date, the respective requirements of paragraphs (c)(5) and (6) of this section (set out in the notice) must be satisfied.

The notice and offer shall be accompanied by a balance sheet and statement of income of the association the shares of which the dissenting stockholder holds, for a fiscal year ending not more than sixteen months before the date of notice and offer, together with the latest available interim financial statements.

(4)    ACCEPTANCE OF OFFER. If within sixty days of the effective date of the combination the fair value is agreed upon between the resulting association and any stockholder who has complied with the provisions of paragraph (c)(2) of this section, payment therefor shall be made within ninety days of the effective date of the combination.

(5)    INFORMATION TO BE FILED IF OFFER NOT ACCEPTED. If within sixty days of the effective date of the combination the resulting association and any stockholder who has complied with the provisions of paragraph (c)(2) of this section do not agree as to the fair value, then any such stockholder may file a petition with the Office, with a copy by registered or certified mail to the resulting association, demanding a determination of the fair market value of the stock of all such stockholders. A stockholder entitled to file a petition under this section who fails to file such petition within sixty days of the effective date of the combination shall be deemed to have accepted the terms offered under the combination.

(6)    STOCK CERTIFICATES TO BE NOTED. Within sixty days of the effective date of the combination, each stockholder demanding appraisal and payment under this section shall submit to the transfer agent his certificates of stock for notation thereon that an appraisal and payment have been demanded with respect to such stock and that appraisal proceedings are pending. Any stockholder who fails to submit his stock certificates for such notation shall no longer be entitled to appraisal rights under this section and shall be deemed to have accepted the terms offered under the combination.

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(7)    WITHDRAWAL OF DEMAND. Notwithstanding the foregoing, at any time within sixty days after the effective date of the combination, any stockholder shall have the right to withdraw his or her demand for appraisal and to accept the terms offered upon the combination.

(8)    VALUATION AND PAYMENT. The Director shall, as he or she may elect, either appoint one or more independent persons or direct appropriate Staff of the Office to appraise the shares to determine their fair market value, as of the effective date of the combination, exclusive of any element of value arising from the accomplishment or expectation of the combination. Appropriate staff of the Office shall review and provide an opinion on appraisals prepared by independent persons as to the suitability of the appraisal methodology and the adequacy of the analysis and supportive data. The Director after consideration of the appraisal report and the advice of the appropriate staff shall, if he or she concurs in the valuation of the shares, direct payment by the resulting association of the appraised fair market value of the shares, upon surrender of the certificates representing such stock. Payment shall be made, together with interest from the effective date of the combination, at a rate deemed equitable by the Director.

(9)    COSTS AND EXPENSES. The costs and expenses of any proceeding under this section may be apportioned and assessed by the Director as he or she may deem equitable against all or some of the parties. In making this determination the Director shall consider whether any party has acted arbitrarily, vexatiously, or not in good faith in respect to the rights provided by this section.

(10)        VOTING AND DISTRIBUTION. Any stockholder who has demanded appraisal rights as provided in paragraph (c)(2) of this section shall thereafter neither be entitled to vote such stock for any purpose nor be entitled to the payment of dividends or other distributions on the stock (except dividends or other distribution payable to, or a vote to be taken by stockholders of record at a date which is on or prior to, the effective date of the combination): Provided, that if any stockholder becomes unentitled to appraisal and payment of appraised value with respect to such stock and accepts or is deemed to have accepted the terms offered upon the combination, such stockholder shall thereupon be entitled to vote and receive the distributions described above.

(11)        STATUS. Shares of the resulting association into which shares of the stockholders demanding appraisal rights would have been converted or exchanged, had they assented to the combination, shall have the status of authorized and unissued shares of the resulting association.

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You should rely only on the information contained in this document or to that to which we have referred you. We have not authorized anyone to provide you with information that is different. This document does not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities offered hereby to any person in any jurisdiction in which an offer or solicitation would be unlawful. The affairs of Citizens Community Bancorp, Inc., of CCB and Citizens Community Federal may change after the date of this Prospectus. Delivery of this document and the sales of shares made hereunder does not mean otherwise.

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CITIZENS COMMUNITY BANCORP, INC.
Proposed Holding Company for
Citizens Community Federal

Up to 7,116,519 Shares of Common Stock
(Including up to 5,290,000 newly issued shares
and up to 1,826,519 shares
to be exchanged for shares of Citizens Community Bancorp)

____________________________

PROSPECTUS
____________________________

____________________________

Keefe, Bruyette & Woods
____________________________

________________, 2006

Dealer Prospectus Delivery Obligation

Until the later of __________________, 2006, or 25 days after commencement of the Stock Offering, all dealers effecting transactions in these securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of the dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution

              Set forth below is an estimate of the amount of fees and expenses (other than underwriting discounts and commissions) to be incurred in connection with the issuance of the shares.
Counsel fees and expenses	$ 200,000
Accounting fees and expenses	40,000
Appraisal preparation fees and expenses	45,000
Business plan preparation fees and expenses	20,000
Underwriting fees(1) (including financial advisory fee and expenses)	595,912
Underwriter's counsel fees and expenses	45,000
Printing, postage and mailing	200,000
Registration and Filing Fees	27,232
NASDAQ Listing Fee	100,000
Stock transfer agent and certificates	25,000
Other expenses(1)	7,768
TOTAL	$1,305,912

_____________________
(1)   Based on maximum of Estimated Valuation Range.

Item 14. Indemnification of Directors and Officers

Article 12, Section B of the Registrant's Articles of Incorporation provide:
The Corporation shall indemnify (A) its directors and officers, whether serving the Corporation or at its request any other entity, to the fullest extent required or permitted by the general laws of the State of Maryland now or hereafter in force, including the advances of expenses under the procedures and to the fullest extent permitted by law, and (B) other employees and agents to such extent as shall be authorized by the Board of Directors and permitted by law; provided, however, that except as provided in Section B with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors.
Item 15. Recent Sales of Unregistered Securities

            The Registrant is newly incorporated, solely for the purpose of acting as the holding company of Citizens Community Federal, pursuant to the Plan of Conversion and Reorganization (filed as Exhibit 2 herein), and no sales of its securities have occurred to date.

Item 16. Exhibits and Financial Statement Schedules

            See the Exhibit Index filed as part of this Registration Statement.

Item 17. Undertakings
(a)	The undersigned Registrant hereby undertakes:
	(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to:
		(i)	Include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)	Reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

II-1

(iii)	Include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and it will be governed by the final adjudication of such issue.

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SIGNATURES

              In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to belive that it meets all of the requirements for filing on Form S-1 and authorized this registration statement to be signed on its behalf by the undersigned in the City of Eau Claire, State of Wisconsin, on July 10, 2006.
CITIZENS COMMUNITY BANCORP, INC.
By:	/s/ James G. Cooley James G. Cooley, President and Chief Executive Officer (Duly Authorized Representative)

              KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James G. Cooley his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

              Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.
/s/ James G. Cooley James G. Cooley, President, Chief Executive Officer and Director (Duly authorized representative and Principal Executive Officer)	Date:	July 10, 2006
/s/ Richard McHugh Richard McHugh, Chairman of the Board	Date:	July 10, 2006
/s/ Thomas C. Kempen Thomas C. Kempen, Vice Chairman of the Board	Date:	July 10, 2006
/s/ Adonis E. Talmage Adonis E. Talmage, Director	Date:	July 10, 2006
/s/ Brian R. Schilling Brian R. Schilling, Director	Date:	July 10, 2006
/s/ David B. Westrate David B. Westrate, Director	Date:	July 10, 2006
/s/ John D. Zettler John D. Zettler, Chief Financial Officer and Senior Vice President (Principal Financial and Accounting Officer)	Date:	July 10, 2006

EXHIBIT INDEX

Exhibit
1.1	Engagement Letter with Keefe, Bruyette & Woods, Inc.**
1.2	Form of Agency Agreement with Keefe, Bruyette & Woods, Inc.*
2.0	Plan of Conversion and Reorganization**
3.1	Charter for Citizens Community Bancorp, Inc.**
3.2	Bylaws of Citizens Community Bancorp, Inc.**
4.0	Form of Stock Certificate of Citizens Community Bancorp, Inc.**
5.0	Opinion of Silver, Freedman & Taff L.L.P. re: Legality**
8.1	Opinion of Silver, Freedman & Taff L.L.P. re: Federal Tax Matters**
8.2	Opinion of Wipfli, LLP re: State Tax Matters*
8.3	Letter of RP Financial LP. re: Subscription Rights**
10.1	Employment Agreement with:**
	a.	James G. Cooley
	b.	Johnny W. Thompson
	c.	John D. Zettler
	d.	Timothy J. Cruciani
	e.	Rebecca Johnson
10.2	Citizens Community Federal Supplemental Executive Retirement Plan**
10.3	Letter Agreement re: Appraisal Services**
10.4	Letter Agreement re: Business Plan**
10.5	Citizens Community Bancorp 2004 Stock Option and Incentive Plan**
10.6	Citizens Community Bancorp 2004 Recognition and Retention Plan**
21.0	Subsidiaries of the Registrant**
23.1	Consent of Silver, Freedman & Taff L.L.P. re: Legality (included in Exhibit 5.0)**
23.2	Consent of Wipfli, LLP
23.3	Consent of RP Financial, LP.**
24.0	Power of Attorney, included in signature pages
99.1	Appraisal Report of RP Financial, LP. (waiver requested)*
99.2	Subscription Order Form and Instructions**
99.3	Additional Solicitation Material**

__________________
* To be filed supplementally
** Previously filed